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Follow-Up Materials

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REGISTRANT'S NAME Mayne Pharma Ltd.

*CURRENT ADDRESS



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NOV 20 2006

THOMSON FINANCIAL

**FORMER NAME

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FILE NO. 82- 34935 FISCAL YEAR 6-30-06

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DAT : 11/16/06

82-34935


mayne

Helping patients and doctors in their battle against cancer

Mayne Pharma Limited
Annual Report 2006

6-30-06
AR/S

Our definition of oncology. For Mayne Pharma, the oncology market includes any pharmaceutical product prescribed by doctors in their fight against cancer and support for those suffering from it.



Anti-cancer Agents
Adjuvant Therapies
Hormone Therapies
Oncologist
Antibiotics
Pain Management

Fig.1 Mayne Pharma's customer-focused definition of oncology

Current portfolio of products
Areas of expansion

Contents

1 Strategy
2 Pillar 1
4 Pillar 2
6 Pillar 3
8 Global presence
10 Financial highlights
12 Chairman's report
14 CEO's report
17 Review of operations:
– 18 Commercial operations
– 20 Manufacturing and supply
– 22 Investing in Mayne's future
24 Our communities
26 Executive team
28 Board of Directors
30 Corporate governance
34 Directors' report
38 Remuneration report
52 Reconciliation of pro forma financial results
53 Concise financial report
96 ASX additional information
IBC Important dates
IBC Company information
IBC Glossary

Our fundamental objective is to be a global leader in pharmaceutical products prescribed by oncologists for their patients.

Mayne Pharma is an emerging specialty pharmaceutical company focused on the oncology customer.

Our goal is to be the preferred supplier of medicines to oncology customers by providing a comprehensive range of pharmaceutical products and services used in their practice.

Our strategy is based on three integral pillars

Pillar 1 – Building on our strengths; focusing on oncology; improving our operational effectiveness

Pillar 2 – Building our specialty oncology business through in-licensing and acquisition

Pillar 3 – Securing a strong pipeline of specialty oncology products




TAMX 021

Pillar 1 – Building on our strengths; focusing on oncology; improving our operational effectiveness

Seventy-four percent of our product sales in 2006 came from pharmaceuticals on the oncologists' prescription pad. We are leveraging this strength, focusing the business and driving efficiencies across the organisation.


PURE STEAM
PS-CONDENSATE
Fig.2 Pro forma gross margin
45.2%
(2006)
43.7%
(2005)

Our core strengths in oncology have been cultivated for more than 20 years through the development, manufacture and commercialisation of injectable generic chemotherapy pharmaceuticals and related therapeutics prescribed by oncologists in their day-to-day practice.

Today, our products are helping to extend or improve the quality of life for cancer patients in more than 65 countries and we are the market leading provider of these drugs in several markets[1].

Our global approach to managing our business has created focus, developed global priorities, aligned resources and is driving operational effectiveness in a number of areas.

We have focused our generic product development on those opportunities that will drive the greatest value and are investing in intellectual property strategies that have significant potential.

We are simplifying the way we do business, concentrating on the operational drivers that matter, developing centres of excellence and removing redundancy in our processes and procedures without lowering our quality and compliance standards.

[1] IMS Midas MAT June 2006.


15.1%
1.4%
83.5%

Fig.3 Sales contribution by product type

- Proprietary products
- Branded generic
- Commodity generic



Pillar 2 – Building our specialty oncology business through in-licensing and acquisition

Mayne Pharma is extending its specialist oncology capability by increasing the number of proprietary and generic oncology and oncology-related medicines that we market, so that we better service our oncology customers.



Mayne Pharma is doing this through in-licensing and acquiring generic and proprietary oncology medicines that are either commercialised or nearing commercialisation. The profits and cash flows from these products will be used to support the growth in our specialty sales and distribution infrastructure and clinical development capabilities.

Oncology is an attractive niche because we have a deep heritage in this area and the physician audience is relatively small, and can be reached cost-effectively by Mayne Pharma in comparison to other therapeutic areas.

Our strong financial position enables Mayne Pharma to pursue business development opportunities with a broad value range.

We are targeting indications of high unmet need to maximise our chances of marketing products that significantly improve patient outcomes.

Our Pillar 2 activities are supporting and helping to fund the infrastructure we need to become a global leader in oncology and oncology-related pharmaceuticals.

Pillar 3 – Securing a strong pipeline of specialty oncology products

Mayne Pharma is increasing its investment in developing novel pharmaceutical formulations that can be patented. These value-added formulations may: improve the efficacy of existing pharmaceuticals, reduce side effects, target new indications, and/or improve their utility for the patient, the doctor or both.

Fig.4 Product development expenditure


$51m
(2005)
$57m
(2006)

We have executive experience, internal skills, proprietary technologies and know-how that are ideally suited to developing improved chemical or biological pharmaceuticals.

Mayne Pharma has already developed proprietary drugs that, in total, generate global revenues of approximately $US200 million annually such as Kadian®, a sustained release morphine product and Doryx®, an anti-infective product.

Our team is being further augmented with high calibre clinical and regulatory resources. We have actively recruited senior pharmaceutical executives with leadership experience in clinical development, manufacturing, commercialisation and marketing of oncology products.

We are also seeking to develop new therapeutic entities through partnership and co-development with third parties, focusing on molecules that are already demonstrating efficacy in clinical development.

We are increasing investment in this area so that our core pipeline of generic oncology products is complemented by proprietary products that have higher margins, lower sales volatility and longer life cycles.

When commercialised, these pharmaceutical products will drive improved performance and returns for Mayne Pharma over the medium to long term.



Our global presence


EMEA
$391m*
Asia Pacific
$194m*

* 2005 pro forma sales revenue

EMEA

Austria ❸
Bahrain ❸
Baltic States ❸
Belarus ❸
Belgium ❷
Botswana ❸
Bulgaria ❸
Cyprus ❸
Czech Republic ❸
Denmark ❷
Egypt ❸
Finland ❷
France ❷
Germany ❶❷
Greece ❸
Iran ❸
Ireland ❷
Italy ❷
Iceland ❸
Jordan ❸
Kazakhstan ❸
Kuwait ❸
Lebanon ❸
Lesotho ❸
Libya ❸
Mauritius ❸
Morocco ❸
Netherlands ❷
Namibia ❸
Norway ❷
Oman ❸
Poland ❸
Portugal ❷
Qatar ❸
Romania ❸
Russia ❸
Saudi Arabia ❸
Slovakia ❸
South Africa ❸
Spain ❷
Sudan ❸
Swaziland ❸
Sweden ❷
Switzerland ❸
Syria ❸
Tunisia ❸
Turkey ❸
Ukraine ❸
UAE ❸
UK ❶❷
Uzbekistan ❸
Yemen ❸

Asia Pacific

Australia ❶❷
China (including Hong Kong) ❷❸
India ❷
Korea ❸
Malaysia ❷
New Zealand ❷
Singapore ❷
Taiwan ❸
The Philippines ❸


Americas
$217m*

Americas
Canada ❷
USA (including
Puerto Rico)❶❷

Key
❶ Manufacturing, R&D
❷ Sales force
❸ Third party distribution

Examples of our 2006 achievements

Employees drive financial results
Mayne Pharma was demerged in 2005 and has developed a new strategy from the bottom up. Cross-functional teams were assigned to develop our new strategies and action plans. Despite the potential distraction this caused, our employees' commitment and professionalism were responsible for driving financial results in 2006 that significantly exceeded expectations.

Mulgrave underpins strong performance
Our primary manufacturing facility at Mulgrave, Australia delivered an exceptional performance in 2006 which underpinned Mayne Pharma's 18% growth in pro forma revenue and 37% growth in pro forma EBIT. The new global manufacturing leadership team implemented new structures and procedures that increased efficiencies while maintaining or enhancing our quality and compliance standards.

Oxaliplatin litigation success in the UK
In May 2006, a decision from the UK High Court cleared the way for Mayne Pharma's formulation of Oxaliplatin to be marketed in the UK once regulatory approval is received. This important decision, which is subject to an appeal by the innovator, illustrates the strength of Mayne Pharma's development and intellectual property capability. Oxaliplatin is one of the largest anti-cancer pharmaceutical products in the world by sales.

Paclitaxel sales increase by 26%
Mayne Pharma's largest product, Paclitaxel, increased sales by 26% in 2006 to $A139 million. This positive outcome was driven by success in tenders across the globe and by our Active Pharmaceutical Ingredient (API) processing facilities in Boulder significantly ramping up production to meet the increased demand.

The first generic version of Irinotecan in Canada
Mayne Pharma was the first company to launch a generic version of Irinotecan in Canada and recently received marketing approval in Italy. These achievements represent the continuation of a multi-year strategy to be a global leader in this product.

Financial highlights[1]

- Sales revenue $A803 million – up 18%
- Gross margin 45.2% – up 150 basis points
- Earnings before interest, tax, depreciation and amortisation $A171 million – up 28%
- Earnings before interest and tax $A119 million – up 37%
- Significant items (before tax) – $A124 million
- Statutory net loss after tax – $A31 million
- Statutory operating cash flow – $A168 million

Fig.5 FY06 revenue by business unit


Products – 82%
Contract manufacturing – 13%
Compounding – 5%
82%
5%
13%

[1] The financial results presented in the body of the Annual Report for the 2006 and 2005 financial years are pro forma results unless otherwise stated. The pro forma results exclude all significant items and discontinued operations, and include normalisation adjustments to reflect the costs of operating as an independent company, as well as the inclusion of Mayne Pharma's Salisbury operations.

Mayne Pharma believes that the pro forma profit and loss statement provides a more meaningful analysis of the underlying financial performance of Mayne Pharma's business. A reconciliation between the pro forma results of operations and those contained in the concise financial report is provided on page 52.


2H06
1H06
2H05
1H05
411,515
391,282
343,118
339,653
0
100,000
200,000
300,000
400,000
500,000
Sales revenue in $A'000

Fig.6 Half on half pro forma sales revenue – 1H05 to 2H06


Fig.7 FY06 revenue by therapeutic class
Anti-cancer agents – 47%
Anti-infective – 10%
Bisphosphonate – 8%
Oncology other – 6%
Pain management – 3%
Non-oncology – 26%
47%
10%
3%
8%
26%
6%


2H06
1H06
2H05
1H05
61,375
57,639
38,992
47,654
0
10,000
20,000
30,000
40,000
50,000
60,000
70,000
EBIT $A'000

Fig.8a Half on half pro forma EBIT (earnings before interest and tax) – 1H05 to 2H06


2H06
1H06
2H05
1H05
14.9
14.7
11.4
14.0
0
3
6
9
12
15
EBIT margin %

Fig.8b Half on half pro forma EBIT margin – 1H05 to 2H06



Peter Willcox

Chairman's report

The past year has seen significant progress in the transformation of Mayne Pharma as it re-focuses on providing a full range of generic and specialty pharmaceutical solutions to oncologists around the world. With our internally developed know-how in core generic oncology medicines and our expansion from a strong base in Australia, Mayne Pharma has a valuable international platform from which to further expand our commercial relationships with the global oncology community.

The transformation began in April 2005, when the Mayne Group Board announced it was investigating a potential demerger of Mayne Pharma, which was ultimately recommended in the demerger explanatory memorandum. Shareholders agreed, with 99.76% voting in favour of the demerger in November 2005. I am pleased to advise that between the date contemplation of a demerger was initially announced and when the demerger became effective, Mayne Group's share price increased 68%, creating $A1.5 billion in shareholder value. This value creation has continued post demerger with Mayne Pharma's share price rising 8% in the period to 31 August 2006.

At the time of becoming an independent company, Dr Thierry Soursac was appointed Chief Executive Officer and Managing Director. Dr Soursac is an oncologist and pharmacologist by training, as well as being a seasoned pharmaceutical executive. Following the demerger, a detailed strategic action plan for the Company was announced to the market in May this year. Mayne Pharma's aim is to become a global specialty pharmaceutical company focused on the oncology customer. As part of the strategy developed to achieve that aim, Mayne Pharma has moved many of its corporate functions to London and has recruited a number of highly qualified professionals to its management team, many of them with long experience in the field of oncology. The new management team, and their colleagues within the Company, will be key to the implementation of our strategy.

Strong operating performance

Importantly, Mayne Pharma is embarking upon its future course from a position of strength. The financial year ended on a strong note with the business reporting pro forma earnings before interest, taxes and significant items (EBIT) of $A119 million[1], significantly ahead of the guidance provided at the time of the demerger of approximately $A90 million[1] and an increase of 37% over the comparable result in the prior year. This strong financial performance was driven by growth at the top line as well as through realised efficiencies within the business, particularly at our manufacturing sites at Mulgrave, Australia; Boulder, USA; Wasserburg, Germany; and Salisbury, Australia. We believe these gains are sustainable and provide a strong foundation for supporting business growth in the coming years.

Mayne Pharma's statutory net loss in the 2006 financial year was $A31 million. This result was primarily the result of write-downs that were necessary to reposition the Company as well as put it on a sound financial footing so that we have the best opportunity to realise our strategic goals.

[1] Pro forma (for details see page 52).

Investing in Mayne Pharma's future

Pharmaceutical companies require ongoing investment in research and development to maintain revenue and earnings growth over time. Mayne Pharma has invested considerable funds over the last three years in developing a robust pipeline, both through internal development activities and through partnerships with companies in India and Eastern Europe. With Mayne Pharma now being an independent company, it is even more critical that it secures its future by investing today in research and development projects that will deliver value in the years to come.

Mayne Pharma has a deep heritage in Australia, particularly in the Adelaide and Melbourne regions. Key elements of our manufacturing and product development base, as well as over half of our employees and our primary shareholder base, remain Australian. Increasingly, however, as the Company grows outside the Asia Pacific region both organically and by acquisition, the focus of the Company's sales and marketing operations will continue to move to the Northern Hemisphere.

As previously announced in February 2006, the possibility of a listing on the London Stock Exchange, as well as the Australian Stock Exchange is being examined and associated costs have been incurred. The Board sees significant benefits in such a listing. However, a decision to proceed has not been made.

Looking forward

In its first year as an independent company, Mayne Pharma has made a number of significant achievements. As a separate company, we have defined our strategy and developed a detailed action plan to realise our ambitions. We have been able to secure highly qualified executives to complement the existing leadership. We have launched new products and rolled out existing products into new markets, delivering a robust underlying financial performance for the business. We have also continued to invest in developing generic and innovative product formulations that hold significant future promise. So, with the new strategy already beginning to deliver tangible results, your Board looks forward to the coming year with confidence.



Peter Willcox
Chairman



Dr Thierry Soursac

CEO's report

Defining Mayne Pharma's strategic orientation

At the time of Mayne Pharma's demerger in November 2005, the Board of Directors endorsed a new strategic orientation to reposition the business as a global specialty pharmaceutical company focused on providing a comprehensive range of products that are used by oncologists around the world in their fight against cancer. We are well on the way. This new focus builds upon Mayne Pharma's existing strengths in the development, manufacture and commercialisation of core anti-cancer medicines used in practice today with novel, proprietary formulations that will form the basis of treatments in years to come.

While oncology is a highly specialised field, there are several market dynamics that make it highly attractive for Mayne Pharma to focus on. The ageing population and the increasing incidence of cancer means that it is one of the largest therapeutic areas by sales, as well as one of the fastest growing. And while there are many oncology products on the market today, there are still a number of areas of high unmet need where current treatment regimes can be improved. Many tumours continue to be resistant to existing therapies, so the need to find new treatment protocols to fight this terrible disease continues to grow. And finally, because oncology products help extend lives or improve the quality of life, in some countries such as the United States, regulations allow products to be fast tracked through the approval process so oncology drugs can deliver benefits to patients promptly.

Our heritage as a global provider of injectable generic medicines, 74% of our products by sales being used by the oncologist, means that Mayne Pharma is well suited to be able to work efficiently and effectively with the global oncology community to meet doctors' and patients' needs.

In this, the first year of our transformation, I would like to take you through the progress made on implementing our strategy and, importantly, review the Company's financial results for the 2006 financial year. The results once again demonstrate the strength of our existing injectable generic business – the foundation upon which we will build a prosperous specialty pharmaceutical company focused on the oncology customer.

Robust financial performance

The 2006 financial year was a strong one for Mayne Pharma. Despite the possible distractions involved whilst demerging the Company from Mayne Group, establishing a new strategic plan and appointing a new executive leadership team in London, I am very pleased to report that Mayne Pharma delivered results ahead of the market's and our own expectations.

This is a testament to the commitment and capability of our employees globally – our single most valuable resource.

Pro forma sales revenue increased 18% to $A803 million, driven by a number of factors. Paclitaxel, our largest product by sales and a core chemotherapy agent used by oncologists, delivered an exceptional performance. This was supported by the launches of Irinotecan in Canada, Mitoxantrone and Hydromorphone in the United States and Vinorelbine in Europe. These launches, together with strong individual results from specific products in various markets and our enhanced manufacturing and supply chain performance, were important factors that drove top line growth during the year.

Pro forma EBIT increased 37% to $A119 million. In addition to the factors driving top line revenue growth, operating profits were supported by significantly improved efficiencies at our manufacturing facilities in Mulgrave, Salisbury, Wasserburg and Boulder. These benefits were realised by the new manufacturing leadership team appointed late in the 2005 financial year and who have significantly restructured our manufacturing and supply chain processes whilst maintaining or enhancing control over the quality of our products. Pleasingly, I expect these efficiencies will be sustained in future years and there are more to come.

Whilst reporting a statutory net loss after significant items of $A31 million was disappointing and influenced by the recognition of $A115 million in significant items (after tax), this was necessary and places us in a better position to meet our short and long-term objectives.

Strategy and action plan
Mayne Pharma's strategy is based on three pillars that will re-focus and strengthen our core business while at the same time build up our specialty oncology product portfolio with proprietary products that complement our growing generic product range and drive higher returns for the Company. Importantly, we have already successfully implemented this business structure in Australia, so we will leverage the know-how and expertise that already exists within the business as we develop our capability in the Northern Hemisphere.

Pillar 1 – Building on our strengths; focusing on oncology; improving our operational effectiveness
We are driving efficiencies through the business by improving our operational effectiveness, removing areas of redundancy and complexity, and ensuring that further investments in the business are aligned with our vision. In research and development, we are concentrating our development expenditure on core oncology products and increasing investment in our intellectual property litigation capabilities so that we maximise our chances of being first to market. I am pleased to advise that our first success on this front came on 22 May 2006, when the UK High Court ruled in our favour (subject to appeal) with respect to our formulation of Oxaliplatin, clearing the way for Mayne Pharma to launch in the UK once marketing approval is obtained. Our activities in Pillar 1 will also build on the improvements realised in manufacturing by establishing centres of excellence and simplifying the supply chain so that as we continue to grow, we have a robust and flexible structure and process that focuses on those products that drive the greatest value for the business. We have made good progress in Pillar 1 and are on track to realise benefits of around $A10 million in financial year 2007, a portion of which will be re-invested back into the business to drive further growth.

Pillar 2 – Establish our specialty oncology business
Mayne Pharma is rapidly establishing its specialty oncology franchise through in-licensing and acquiring products that are either already commercialised or nearing commercialisation. We have made significant progress in this area since announcing the strategy in May, appointing a new global head of business development and a head of clinical development. Both will be instrumental in rapidly developing our proprietary oncology business. In June 2006, we announced the acquisition of the North American rights to Nipent® (Pentostatin), a product approved for treating hairy cell leukaemia. This deal completed after year end. We also entered into an exclusive agreement to market and distribute Evoltra® (Clofarabine), a product used to treat certain haemotological malignancies, in Australia and New Zealand. We are investigating and progressing discussions for a number of proprietary oncology products, as well as complementing our oncology-focused generic business. So I look forward to updating you with additional business development announcements in the coming year.

Pillar 3 – Securing a strong pipeline of specialty oncology products
We are well progressed in establishing Mayne Pharma's own specialty oncology pipeline through internal development and working with partners to cement ongoing profitable growth over the long term. It's not widely recognised that Mayne Pharma already has an established track record in developing and applying novel technologies that enhance pharmaceutical effectiveness or delivery. Both Kadian®, a pain management product and Doryx®, an anti-infective product, generate sales of approximately $US100 million annually and use proprietary formulations developed at our Salisbury site in South Australia. We will leverage this expertise and finance the increased investment in our process and clinical development activities by directing resources away from non-core projects and re-investing a portion of the operational effectiveness savings in the development and co-development of improved chemical/biological entities, as well as novel formulations. These projects are long-term in nature but will be crucial to enhancing returns and will differentiate Mayne Pharma in the market.

All of these strategic elements have now been translated into precise and itemised actions, assigned in accountable ways across the Mayne Pharma team, so that each element will be implemented and deliver the expected benefit. The rollout of these actions began in July 2006.

Driving high performance
I am pleased with the strong start in our first year as an independent company. Mayne Pharma's leadership is committed to building on this momentum in the 2007 financial year. The historical investment in the pipeline is driving growth in our injectable generic business and gives us the confidence to invest in proprietary products that will build a protected revenue and earnings stream in the medium to long term.

The new strategy focuses Mayne Pharma on its strengths, drives higher performance and is expected to deliver attractive returns for shareholders over time. In addition to this, if we are successful, our strategy will also deliver better service to oncologists and improved outcomes for cancer patients around the world – something our entire organisation takes great pride in.



Dr Thierry Soursac
Chief Executive Officer and Managing Director



Review of operations

Commercial operations – driving growth internationally

Product and business acquisitions during the 2004 and 2005 financial years, as well as new product launches in 2006, have contributed to Mayne Pharma consolidating its position and driving higher performance from its operations in many markets. Pro forma sales revenues increased 18% to $A803 million and pro forma earnings before interest and tax (EBIT) increased 37% to $A119 million.

In particular, the results were driven by strong individual performances for key products, supported by broader sales improvements across a number of products in each region.

Our vertical integration in the core anti-cancer molecule, Paclitaxel, continued to deliver impressive results, with global sales increasing 26% on the back of increased volumes and higher market share in many markets.

We continued to roll out Irinotecan around the world, and while the largest markets in the United States and Europe are yet to lose patent protection, our global distribution platform has already enabled us to generate attractive returns from this product.

Mayne Pharma also recorded its first sales of Oxaliplatin late in the financial year. Sold under the brand name Eloxatin® by its innovator Sanofi-Aventis, it is one of the largest anti-cancer products by sales in the world. These initial orders came from oncology customers in Eastern Europe. Together with favourable European court rulings relating to our formulation, this means we are well placed to add this lower cost, equally effective alternative to Eloxatin® to our portfolio in Europe in the coming years.


Asia Pacific
24%
EMEA
49%
North America
27%

Fig.9 Revenue contribution by region

Continued expansion in EMEA

Our largest region by sales in the world is Europe, the Middle East and Africa (EMEA), representing 49% of pro forma sales in the 2006 financial year. We have established our own offices in 15 countries and have distributor relationships in a further 33 countries, primarily servicing the smaller Central and Eastern European, Middle East and African markets.

Our EMEA business increased pro forma revenues by 19% during the year. Market share growth for Paclitaxel across several markets, the continued rollout of Irinotecan (which is now sold in 12 countries) and the new launch of Vinorelbine (marketed in three countries) all contributed to this positive result and more than offset increased competition for Pamidronate and Carboplatin in many markets.

Mayne Pharma also continued to expand its compounding activities in the United Kingdom following the acquisition of Intra-Tech in June 2005. Revenues from the UK compounding business were $A42 million in 2006.

Important developments expected for 2007 include:

- the expected approval of Oxaliplatin across Europe through the mutual recognition procedure in the first half;
- the launch of Irinotecan in Italy; and
- the rollout of several smaller products across the region.

North America exceeded expectation

Mayne Pharma's North American business significantly exceeded expectations in the 2006 financial year. Total pro forma revenues increased 12% to $A217 million, resulting from several product launches late in the period.

In the United States, we successfully launched Mitoxantrone in April 2006. We secured orders from key customers and began shipping the product on the first day following expiry of the patent. Mayne Pharma also successfully re-launched Hydromorphone, with almost all available stocks of product being sold within the first few days of it being back on the market. We also appointed Jim Hageman, a pharmaceutical veteran with experience in generic and proprietary pharmaceuticals, to lead our US business and drive Mayne Pharma's performance in the largest pharmaceutical market in the world.

Sales of Doryx® to our US partner, Warner Chilcott, continued to perform well, while supply difficulties at our third party contract manufacturers for our injectable multivitamin products did not allow us to realise their full sales potential in 2006.



Our Canadian business rounded out an exceptional year that included the first to market launch of Irinotecan in February 2006. The robust performance was also supported by strong performances from a broad range of products in our core oncology portfolio including Methotrexate, Pamidronate, Vinorelbine and Octreotide. These strong operational results, together with the strengthening Canadian currency, resulted in revenues increasing 53% and EBIT more than doubling over the prior year.

Steady expansion in Asia Pacific

Mayne Pharma's Asia Pacific commercial operation continued its long history of annual growth in revenues and profits in 2006. Strong results were recorded across the portfolio, with pro forma sales up 22% on the prior year to $A194 million.

We have offices in six countries in the region and sell our products through distribution arrangements in a further three.

In Australia, sales of Paclitaxel (branded Anzatax®), Irinotecan and Pamidronate (branded Pamisol®) all exceeded expectation. The investments in our Mulgrave plant delivered higher and more flexible supply, allowing us to better meet customer demand for products in key markets across the Asia Pacific region.

The Australian business also actively maintained its in-licensing strategy, including the addition of the latest Eligard® prostate cancer treatment. The treatment slows or stops the growth of cancer cells by suppressing testosterone production, which means men with prostate cancer will need fewer injections (only two per year), the longest period between treatments available in the market. Mayne Pharma also acquired the exclusive rights to market Evoltra® (Clofarabine), an innovative therapy for treating certain haematological malignancies. This business development activity, together with internal development, is expected to result in the launch of 12 new products late in the 2007 financial year, further enhancing our range of acute care medicines in the region.


North America
12%
Asia Pacific
22%
EMEA
19%
0
5
10
15
20
25

Fig.10 Regional pro forma sales growth

New global structure and approach

The implementation of a new global structure has been an important element of our new strategy and focus. Now, responsibility for all important decision-making and operational activities flows up to our Global Executive Committee.

We re-organised the commercial organisation, manufacturing and supply chain under a Chief Operating Officer and, subsequent to year end, focused this team around our three business segments: product sales, compounding and contract manufacturing, to develop a seamless cost-effective approach from sourcing raw materials to delivering product to the customer.

The leadership team has been augmented with several new recruits with deep pharmaceutical and commercial experience; experience that will be critical in guiding the Company through its transformation and in the realisation of its strategy. The team is primarily based in London, closer to the largest pharmaceutical markets and the greatest opportunities for growth.

In addition to these changes, we are reviewing all aspects of how we do business through our Operational Effectiveness Program. We have appointed a new head of global operational effectiveness responsible for driving this project and achieving the desired benefits in efficiency and effectiveness across the organisation. As Mayne Pharma makes the transition to a global specialty pharmaceutical company focused on oncology, we will be re-investing a significant portion of these savings to ensure we have the appropriate infrastructure, people and processes to drive higher performance in the future.


Oncology
13%
Non-oncology
11%
Manufacturing Services
44%
0
10
20
30
40
50

Fig.11 Sales growth by revenue type

Review of operations

Manufacturing and supply driving operating efficiencies

Mayne Pharma's strong financial results in its 2006 financial year were underpinned by a significant improvement in the performance of its manufacturing facilities. This improvement translated into financial gains realised through increased operating efficiencies in the plants, as well as an increased ability to supply products to our customers in full and on time.

The turnaround was driven by a new manufacturing leadership team appointed late in the 2005 financial year that identified the need to undertake focused investment at our primary manufacturing facility in Mulgrave, Australia. Enhancements were made to the production equipment and key support systems and significant emphasis was placed on ensuring the culture of the workforce reflected Mayne Pharma's continuing and absolute commitment to the quality of its products, as well as to being globally competitive.

The investments made in the assets, employees and processes at the plant have resulted in a dramatic improvement in the site's performance. Prior to the shutdown, deliveries in full and on time (DIFOT) to Mayne Pharma's commercial operations had slipped to below 40% (on average), resulting in orders being either delayed or lost. Over the last six months, DIFOT has increased to an average of 75%, with plans to lift that performance even further, allowing Mayne Pharma to avoid significant stock-outs of key products, as well as improve the practical capacity of the site.

In addition to driving operational improvements at the existing site, the Mulgrave team also successfully commissioned Building 9, a new high speed cytotoxic filling line, on time and within its original budget. This $A50 million project will over time increase Mayne Pharma's capacity to manufacture core cytotoxic medicines by 30%, improve conversion efficiencies and, through the use of the latest technology and processes robustly help us meet current and future quality and compliance standards.

Mayne Pharma's Active Pharmaceutical Ingredient (API) processing facilities at Boulder also recorded a significantly improved performance. This was largely due to a significant increase in the output of finished Paclitaxel API to well over 100kg, making it one of the largest producers of Paclitaxel API in the world. During the year, Mayne Pharma also applied for its higher-yielding semi-synthetic Paclitaxel formulation to be approved in the United States and Europe, which will improve yields in the conversion process even further. To take advantage of opportunities in the market, Mayne Pharma's Board recently approved a capacity expansion to the Boulder plant to meet growing Paclitaxel demand, as well as to build a kilo lab facility that will enable Mayne Pharma to vertically integrate into APIs for other key oncology medicines. In addition to the significant financial benefits that result from this vertical integration, it will also increase Mayne Pharma's control and surety of supply for key molecules. Boulder's API expansion ambitions already made progress in 2006, with the lodgement with the United States Food and Drug Administration of another Drug Master File for an important oncology-related product.



The Salisbury, South Australia finished dose facility reported results that exceeded plan through tight management control of operating expenses, as well as higher overhead recoveries from the production of medicines such as the dermatology product Doryx®. Under its new strategy, Mayne Pharma is investigating the opportunity to leverage Salisbury's advanced manufacturing capabilities to supply oral oncology and oncology-related medicines.

The team and assets at Mayne Pharma's non-cytotoxic injectable pharmaceutical manufacturing facility in Wasserburg, Germany are specialised in lyophilization (freeze drying). This valuable process extends the shelf life of many products and reduces handling risk with toxic substances. In the 2006 financial year, Wasserburg significantly exceeded its financial targets, driven by a 17% increase in the number of batches produced versus plan. The technology transfer of a number of Mayne Pharma's products into the site is progressing well, with regulatory approvals for two additional products to be produced at Wasserburg expected in the 2007 financial year.

Mayne Pharma's Aguadilla, Puerto Rico manufacturing facility was inoperative throughout the 2006 financial year as it underwent a complete refurbishment. The site has been designed to produce non-cytotoxic injectable products. Having regard to its oncology-focused strategy and the higher capacity of Mulgrave following its operational efficiency gains, Mayne Pharma is actively pursuing a number of options for the Aguadilla site, ranging from the restart of certain operations to divestment.

In addition to its research and development alliances with companies located in India, Mayne Pharma entered into a joint venture with Zydus-Cadila to construct and operate a low cost, high quality injectable cytotoxic facility in Ahmedabad, India, that will have both finished product and API processing capabilities. The project, which will significantly increase Mayne Pharma's cytotoxic manufacturing capacity and reduce reliance on Mulgrave, will also assist with the early development and supply of products at patent expiry to key markets. The site is on track to begin manufacturing stability batches of products in 2007, with the first commercial sales of products expected in fiscal year 2008.

Overall Mayne Pharma's manufacturing team delivered a significantly improved performance in financial year 2006. This, in turn, was integral to Mayne Pharma realising substantial growth in revenues and profits. The investments being made in our core manufacturing assets are delivering sustainable operational improvements today. Further improvements in operational effectiveness at our manufacturing facilities and within the supply chain through site specialisation, reducing complexity and increasing flexibility are expected to drive further benefits well into the future.




42%
(Dec 2004)


89%
(June 2006)

Fig.12 Monthly delivery in full on time-improvements already made at the Mulgrave facility

Review of operations

Investing in Mayne Pharma's future

Mayne Pharma is investing in product development and business development activities today so that it secures its competitive positioning and financial performance in the future.

Product development
In 2006, Mayne Pharma re-aligned its product development processes with the oncology customer-focused strategy. These changes seek to maximise Mayne Pharma's returns through the identification, development and registration of medicines across the markets in which the Company operates. Notably, Mayne Pharma's core product development strength is in chemotherapy products such as Carboplatin, Oxaliplatin and Paclitaxel, which are widely prescribed by oncologists around the world today. This deep capability in oncology has been gained over the last 30 years and Mayne Pharma now employs more than 120 research and development staff globally.

In the 2006 financial year, Mayne Pharma invested approximately $A57 million in its development activities around the world, an increase of $A6 million over the prior year.

These investments are building a robust pipeline of future products. Mayne Pharma currently has 24 molecules at various stages of development and has filed 47 applications for approval of its products with regulatory authorities in Europe, Australia, the United States and Canada. At 31 March 2006, sales of the equivalent innovator products to these applications for approval were in the order of $US4.2 billion annually, which bodes well for Mayne Pharma's future growth.



47
$US 4.2
billion

Fig.13 Product applications filed pending approval

Number of product applications filed
Local market value of product applications filed

Mayne Pharma also recorded a significant increase in the number of product approvals in 2006 and continued its track record of being first to market for key oncology products. Following a settlement with Pfizer, the first generic to Camptosar® (Irinotecan) was launched in Canada and Mayne Pharma was the first company to sell generic Vinorelbine (Navelbine®) in several markets across Europe. Mayne Pharma also leveraged its historical investment in its existing oncology portfolio by expanding the number of countries in which some of those products are sold. Late in the year, the Therapeutic Goods Administration in Australia approved Mayne Pharma's freeze-dried Epirubicin, and in Europe, injectable Ondansetron, an anti-nausea product, was approved and launched in June 2006.

Mayne Pharma is also in the process of capitalising on the generic potential of blockbuster oncology drugs such as Oxaliplatin through the application of innovative product development, regulatory and intellectual property management activities. In May 2006, the UK High Court handed down a first instance decision (subject to appeal) that clears the way for Mayne Pharma to launch the product in the UK once regulatory approval is obtained. In parallel with this litigation, marketing authorisation for Mayne Pharma's Oxaliplatin product was received in Estonia in March 2006 and subsequently wider approval within Europe was granted through the mutual recognition procedure. With total European market sales of approximately $US446 million[1] in 2005, the product development success achieved to date provides confidence that Oxaliplatin will be a key product for Mayne Pharma as we start to commercialise it.



R&D expense
2005
39,102
2006
28,969
R&D capitalised
2005
12,896
2006
29,098
0
10,000
20,000
30,000
40,000

Fig.14 Pro forma R&D expenditure ($A) year over year expensed vs capitalised

Similar innovative approaches are being taken on other oncology drugs in Mayne Pharma's pipeline, such as Gemcitabine and Docetaxel that are blockbusters for their innovators. These will receive focused investment to realise their potential.

[1] IMS MAT Dec 2005 (UK, France, Germany, Italy, Spain)

Mayne Pharma is also investing in and concentrating effort on building a portfolio of patented oncology products that will provide a protected revenue and earnings stream. Mayne Pharma has established proprietary research and development expertise at its Mulgrave and Salisbury sites in Australia and within its European organisation that is being leveraged to develop improved chemical and biological medicines that offer benefits to either the patient, the prescriber or both. These capabilities have already developed highly successful products such as Kadian®, a modified release morphine product, and Doryx®, a sustained released anti-infective product. We are also investigating several early stage, high potential opportunities both internally and with partners.

Business development

Mayne Pharma is focused on increasingly providing a comprehensive range of high quality pharmaceuticals to oncology customers in the major markets around the world. This portfolio will be a balanced mix of patented and generic, injectable and oral medicines on the oncologist's prescription pad. In order to execute the strategy swiftly, we plan to acquire or in-license complementary oncology products.

To this end, Mayne Pharma rounded out the year by announcing the acquisition of the sales and marketing rights to Nipent® in North America and Evoltra® in Australia and New Zealand. Whilst the size of the product deals will vary, these are the types of business development projects that are currently being evaluated by Mayne Pharma and will quickly differentiate its value proposition from competitors in the market. In addition to seeking marketed products worldwide, Mayne Pharma continues to examine a number of development stage opportunities which are closely aligned with its overall strategy.

Mayne Pharma will also continue its progressive partnering and collaboration activities with several high-tech pharmaceutical companies located in India and Eastern Europe to access their development and manufacturing cost advantages, as well as accelerate our speed to market for some products. The collaborations with these companies are progressing, with the first products sourced from these agreements expected in the second half of the 2007 financial year.


Early stage
2
Development stage
15
Stability testing/ pre-filing
7
Filed dossier
0
5
10
15
20
25

Fig.15 Number of products in each stage of the development cycle

Product and business development activities provide the fuel that drives performance in this business.





Our communities



Our people

Mayne Pharma's exceptional results over the past year can be attributed, in the main, to our remarkable staff. The demerger of Mayne Pharma last year led to significant changes across the organisation, all of which are showing early signs of success, something that could not have been achieved without the support and loyalty of our employees. Their resilience, hard work and adaptability has enabled the Company to integrate our new strategy with minimal upheaval.

In January 2006, we began moving many of our corporate functions and senior management team to New Oxford Street, London and several of our Australian-based employees also chose to relocate to the London office. In addition, we have recruited a number of employees to work across the Company, from senior management down. They have been welcomed into Mayne Pharma and are looking forward to the exciting future the Company will enjoy.

Our CEO, Dr Thierry Soursac, conducted open meetings with staff in Australia, the US and UK, to ensure the Company's strategy was effectively communicated to staff in all of our regions. The meetings were well received and staff asked many pertinent questions on how the strategy would affect their particular area of the business.

In recognition of the need to attract talented individuals from within the pharmaceutical industry, especially those who specialise in oncology, we aim to foster an organisational environment that allows individuals to achieve levels of excellence. We promote continuous internal and external training to develop our employees and encourage them to obtain further knowledge and skills relevant to their career goals.

In the Asia Pacific region a pilot talent management program has been launched in Australia, to support the development of talented individuals and their retention within the Company.

We are also pleased that four graduates of the Graduate Development Program (2002 intake) have been assigned to work overseas, using the experiences they gained to support the company.

We are committed to ensuring that the workplaces we provide for all our employees, contractors and visitors are healthy and safe. Our staff are actively encouraged, through a number of global programs, to ensure that health and safety procedures in the workplace are maintained to the highest standard. Our strong emphasis on health and safety in the workplace continues. Employees' awareness of the issues surrounding health and safety and their commitment to rectifying problems that arise are to be congratulated.





We value long service from our staff. In the UK, three of the four employees who established the UK business in 1985 have chosen to remain with us, a combined service of over 60 years, which we celebrate and applaud.

Staff turnover has remained steady in most parts of the Company and over the last year has reduced as a result of better human resource practices and business performance.

Our community support
Mayne Pharma focuses its charitable and community efforts on the health sector because it is the one we know best, where our expertise lies and where we believe we can achieve the most good.

We believe passionately in supporting education and training. Our assistance in this area is directed at both medical professionals and the community at large. Being diagnosed with cancer is an immensely upsetting and stressful experience and we believe patients and their families can only benefit from access to reliable, accurate information about their condition. In this regard, we proudly sponsor a number of patient websites and information videos for a variety of conditions relating to oncology, as well as other illnesses such as anaemia. We also continued our support to the Australian Young Pharmacist Award.

In 2006, we provided funds to charitable organisations dedicated to providing services to the oncology sector. In Europe, Asia and Australia we have contributed to breast and prostate cancer charities, funding programs to raise awareness of these conditions, as well as assisting with their day-to-day activities. We have again provided our support for The Prostate Cancer Foundation of Australia (PCFA) with a donation of $A50,000. The PCFA is the peak body for prostate cancer in Australia. They have a simple mission, to reduce the impact of prostate cancer on Australian families through:

- helping men deal with the diagnosis and treatment of prostate cancer;
- funding research into prostate cancer; and
- raising awareness about prostate cancer in the general community.

Although Mayne Pharma concentrates its corporate giving activities on the oncology sector, it supports other important areas that support the health and wellbeing of members of the community. In both Australia and the UK, we provide funding to charities established to help those affected by mental health issues.





Executive team



Dr Thierry Soursac
MD (Oncologist), PhD (Clinical Pharmacology and Pharmacokinetics), MBA
Chief Executive Officer & Managing Director

Dr Soursac is the Chief Executive Officer and Managing Director of Mayne Pharma. He was most recently Executive Vice President of Aventis SA and President of Global Commercial Operations, as well as a member of the management Board. Previously, he held positions including President of Research worldwide, head of the biotech division worldwide, head of global marketing, and head of the French affiliate. He began his business career as a hospital sales representative. Prior to joining the pharmaceutical industry, Dr Soursac was an assistant professor in oncology and led the pharmacokinetics research department at the Paul Papin Centre for five years. Age 48.



Paul Binfield
BA (Hons), ACA (UK), ACA (NZ)
Executive Vice President & Chief Financial Officer

Mr Binfield joined Mayne Pharma as Chief Financial Officer upon demerger, having held the same role with Mayne Group since 2003, and was appointed to the Board in February 2006. He is responsible for all aspects of Mayne Pharma's financial management and reporting, along with having responsibility for the Company's information technology.

Previously, Mr Binfield was employed in a senior financial position with Fortis, an international financial services company, and worked with Price Waterhouse in the UK and Australia. Age 41.



Bill Simmons
BSc (Chemistry), MBA
Executive Vice President & Chief Operating Officer

Mr Simmons joined Mayne Pharma as Senior Vice President Commercial Operations for Mayne Pharma's US affiliate in April 2005. Previously, Mr Simmons was General Manager at both Baxter Healthcare's multi-source injectable business and its oncology business, where he was responsible for all patent expired proprietary and generic drugs worldwide.

He has almost 30 years of experience, most of it in the proprietary and generic pharmaceutical industries, was appointed a Vice President at Baxter in 1996, and has held positions of increasing responsibility in general management, marketing, sales, quality and engineering. Age 49.



Hugh Burrill
BSc, MScSt (Biotechnology), MBA
Executive Vice President, Global Research & Development

Mr Burrill has over 20 years experience in research and development in the pharmaceutical and biotechnology industry. He joined Mayne Pharma in 2001 and is responsible for Product Development, Regulatory Affairs and the scientific aspects of Mayne Pharma's Intellectual Property. He was previously employed as Development Director leading the Proprietary Product Development Group for Faulding Pharmaceuticals in Adelaide and prior to that worked with Ipsen Limited in the UK and North America.

He is currently on the Industry Development Taskforce in the Implementation Group for the Australian Pharmaceuticals Industry Action Agenda. Age 48.



Charmion Gillmore
HND (Business Studies)
Executive Vice President, Human Resources & Internal Communications

Ms Gillmore was appointed Executive Vice President of Mayne Pharma in January 2006. Previously, she was employed in a number of key human resource (HR) roles over a period of 17 years for Aventis SA. These included appointments as HR Director UK and HR Vice President for the Corporate Functions in the US and France.

More recently, she was a Vice President for HR Aventis SA Global Commercial Operations, providing HR leadership to the countries and commercial strategic functions consisting of circa 33,000 employees. She is a member of the Corporate Institute of Personnel and Development. Age 56.



John Johnson
BSc (Biology and Chemistry), MSc (Biology and Biochemistry)
President, Global Quality

Mr Johnson has over 30 years of experience in quality assurance and quality control, and was appointed President of Global Quality of Mayne Pharma in 2004. In this capacity, he is responsible for overall quality and compliance at all Mayne Pharma facilities worldwide.

Previously, Mr. Johnson has held various quality assurance management roles with Abbott Laboratories, where he was responsible for all quality assurance aspects for the manufacture, release and distribution of small volume parenteral aseptic and terminally sterilised products. Age 57.



Tamara Joseph
BA (Hons Economics), JD, LLM (Hons European Law), LLM (Hons Civil Law)
Executive Vice President, General Counsel & Company Secretary

Ms Joseph joined Mayne Pharma in July 2006. She has 18 years legal experience working for law firms and pharmaceutical companies in the United States and in Europe. Most recently, she was Vice President, General Counsel and Corporate Secretary at Transkaryotic Therapies in Boston, where she was responsible for the corporate legal and intellectual property departments. Previously, she was Vice President, International Legal at Biogen Idec's Paris office, where she established and had overall responsibility for the international legal and public affairs functions. She is a non-executive director of the French biotech company LTK Farma. Age 44.



Mike Rutkowski
BSc (Biology)
President, Global Manufacturing & Supply

Mr Rutkowski joined Mayne Pharma in April 2005 as Vice President Global Technical Operations. In October 2005, he was appointed to the position of President, Global Manufacturing and Supply, and is responsible for the management and oversight of Mayne Pharma's global pharmaceutical manufacturing sites and supply chain associated with incoming materials through to finished goods released to distribution.

Mr Rutkowski has 26 years experience in the pharmaceutical industry including positions in compliance, laboratory, operations and quality. Age 47.



Ron Squarer
BSc (Biochemistry), MBA
Senior Vice President, Business Development

Mr Squarer has 15 years experience in the bio-pharmaceutical industry specifically in relation to licensing, strategy and brand management. He joined Mayne Pharma from Pfizer Inc., where he served on the oncology licensing review committee, global commercial leadership team and strategic advisory board. In his role, he was involved in licensing and acquiring key portfolio assets and shepherded multiple oncology products into registration trials.

Prior to Pfizer, Mr Squarer held various positions at SmithKline Beecham in the US and Europe in brand management, country management, and business development. Age 39

Board of Directors



Peter Willcox
BA (Hons), MA (Physics)
Chairman

Mr Willcox joined the Board in September 2005. He is a member of its Remuneration Committee.

Mr Willcox is a member of the Board of CSIRO, a member of the Advisory Board of CVC Asia-Pacific and a Director of Telstra Corporation Limited.

Mr Willcox is a former Chairman of Symbion Health Limited (formerly Mayne Group Limited) (October 2002 to November 2005) and AMP Limited. He is a former Director of Lend Lease Corporation, FH Faulding & Co. Limited, James Hardie Industries Limited, BHP Limited, North Limited, Woodside Petroleum Ltd and Energy Developments. He is also a former Chief Executive Officer of BHP Petroleum. Age 61.



Dr Thierry Soursac
MD (Oncologist), PhD (Clinical Pharmacology and Pharmacokinetics), MBA
Chief Executive Officer & Managing Director

Dr Soursac is the Chief Executive Officer & Managing Director of Mayne Pharma. He joined Mayne Pharma's Board on 21 November 2005, immediately following the demerger of Mayne Pharma from Mayne Group Limited and upon his appointment as Chief Executive Officer. Age 48.



Rowan Russell
BA, LLB (Hons)

Mr Russell joined the Board in September 2005. He is a member of the Board's Audit & Compliance Committee and Remuneration Committee.

Mr Russell is Partner in charge of the Mallesons Stephen Jaques office in London. He is a Professional Associate of the Monash University Law School.

Mr Russell is a former Director of Symbion Health Limited (formerly Mayne Group Limited) (August 2001 to November 2005). Age 50.



Dr Nora Scheinkestel
PhD, LLB (Hons)

Dr Scheinkestel joined the Board in September 2005. She is Chairman of the Board's Audit & Compliance Committee and a member of its Remuneration Committee.

Dr Scheinkestel is currently a Director of Orica Limited, Newcrest Mining Limited, PaperlinX Limited and AMP Limited.

She is a former Director of Symbion Health Limited (formerly Mayne Group Limited) (July 2005 to November 2005), North Limited, IOOF Funds Management, Medical Benefits Fund of Australia Limited and chairman and a director of various energy and water utilities.

Dr Scheinkestel's background is as a senior banking executive in international and project financing. Age 46.



Dr John Sime
PhD (Biochemistry), MSc (Physical Chemistry), FRSC, CChem

Dr Sime joined the Board in September 2005. He is Chairman of the Board's Remuneration Committee and a member of its Audit & Compliance Committee.

Dr Sime is a Director of Prima BioMed Limited. He is currently Adjunct Professor at Swinburne University of Technology in the School of Research and Graduate Studies.

Dr Sime is a former Director of Symbion Health Limited (formerly Mayne Group Limited (November 2004 to November 2005) and former Chief Executive Officer of the BioIndustry Association (UK) and has more than 25 years experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc). Age 65.



Paul Binfield
BA (Hons), ACA (UK), ACA (NZ)
Executive Vice President & Chief Financial Officer

Mr Binfield joined Mayne Pharma's Board in February 2006. He is the Company's Chief Financial Officer, having responsibility for all aspects of Mayne Pharma's financial management and reporting, as well as information technology. Age 41.

Corporate governance

The following section outlines the main corporate governance practices implemented by the Board. These practices are in accordance with the Australian Stock Exchange ('ASX') Corporate Governance and Best Practice Recommendations published by the ASX in March 2003 ('Best Practice Recommendations') except for the recommendation to establish a Nomination Committee (Best Practice Recommendation 2.4) and the recommendation that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders (Best Practice Recommendation 9.4).

With respect to Best Practice Recommendation 2.4, the Board believes that due to the small size of the Board, it is the responsibility of the Board as a whole to review and assess Board composition and evaluate Board performance.

With respect to the Best Practice Recommendation 9.4, although payment of equity-based plans for executives has not been specifically approved by shareholders at a general meeting, details of all equity-based plans were outlined in the scheme book relating to the demerger of Mayne Pharma Limited ('Mayne Pharma' or 'the Company'). The demerger was approved by shareholders of Mayne Group Limited (now Symbion Health Limited) at an extraordinary general meeting held in November 2005.

Board of Directors – role and responsibilities

The Board is the governing body of Mayne Pharma. It seeks to represent and serve the interests of shareholders by overseeing and appraising the strategies, policies and performance of the Company. The role of the Board includes protecting and optimising the Company's performance and building shareholder wealth, setting and reviewing the Company's values and standards and ensuring shareholders are kept informed of the Company's performance and major developments affecting its state of affairs.

The Board has adopted a written Board Charter and Relationship with management, which outlines the structure of the Board, its roles and responsibilities and its relationship with management. The charter was last reviewed and endorsed by the Board in October 2005. A copy of the charter is available from the Corporate Governance Section of Mayne Pharma's website.

Membership

The Board currently comprises six Directors – four Non-Executive Directors, including the Chairman, and two Executive Directors. The names, qualifications, skills, experience, expertise and special responsibilities of these Directors are set out on pages 28 to 29 of the Annual Report.

The minimum number of Directors is four and the maximum number of Directors is 14. The Company may elect to vary those numbers in general meeting, provided that the minimum number of Directors is not less than four.

The composition of the Board is reviewed by the Board on a regular basis to ensure that the Board has the appropriate mix of expertise and experience necessary to govern the Company.

Independence

The Board conducted an assessment in July 2006 and determined that all of the Non-Executive Directors are considered by the Board to be independent having regard to the guidelines for assessing 'independence' as set out in the Best Practice Recommendations. In general, these guidelines assist in determining whether a Director is free of any interest and any business or other relationship that could, or could be perceived to, materially interfere with the Director's ability to act in the best interests of the Company.

The two Executive Directors, Dr Thierry Soursac and Mr Paul Binfield are not considered independent because of their executive responsibilities. Neither of the Executive Directors holds directorships in any other listed company.

The policy and practice of the Board is that Directors must comply with the requirements of the Corporations Act 2001 regarding disclosure of any office, property or other interests held by a Director that could create a potential conflict of interest. This position is also entrenched in the Company's Constitution. In addition, each Director is required to notify the Company if any circumstances change, or new information comes to their attention, which they believe should be considered by the Board in the context of determining their 'independence' as a Director. The Board annually reviews the independence of each Director in light of the interests disclosed to the Board.

Terms of appointment

The Board has adopted a letter of appointment that contains the terms on which Non-Executive Directors will be appointed. The key terms of appointment are outlined in the following paragraphs.

Independent professional advice

The Company has a formal policy that any Director, with the approval of the Chairman, can seek independent professional advice at the Company's expense. If the Chairman refuses to give approval, the Director may consult with the full Board or, in the case of an Executive Director, with the Non-Executive Directors for approval. A copy of the policy is available from the Corporate Governance Section of Mayne Pharma's website. No Director invoked this right during the course of the year.

Remuneration

The Company's remuneration policy for Non-Executive Directors, the Managing Director and Chief Executive Officer and other executives including the Chief Financial Officer, is set out in the Remuneration report on pages 38 to 51 of the Annual Report.

Other terms and conditions of appointment

Under its Constitution, the Company indemnifies its Directors, to the extent permitted by law, against any liability incurred by a Director as an officer of the Company or a subsidiary of the Company. The indemnity also extends to cover legal costs incurred by the Director defending an action for such a liability. The Company has entered into formal deeds confirming an indemnity of this nature in favour of each of its Directors.

The deeds also grant rights of access to and use of Board papers, minutes of meetings and other related documents in connection with proceedings in which the Director may be involved. In general terms, the rights of access and use expire seven years after ceasing to be a Director. Under the deeds, the Company also assumes obligations to arrange Directors' and officers' liability insurance on behalf of the Directors, generally until the end of seven years after ceasing to be a Director.

Review and re-election

The current Board was appointed in preparation for the demerger in November 2005, after which the Company began operating as a separate ASX listed entity. The Board continually monitors and reviews its own performance, the performance of its committees and individual Directors. It will complete its first formal review following the first anniversary of the demerger and thereafter on an annual basis.

All Directors, except the Managing Director, are subject to retirement by rotation. Provided that Mayne Pharma has three or more Directors, at each Annual General Meeting of the Company, one third of the Directors must retire from office. In any case, no Director (except the Managing Director) may retain office for more than three years or until the third annual general meeting following the Director's appointment, whichever is longer. If eligible, retiring Directors may stand for re-election. The Board's policy is that tenure of Board service should be limited to a maximum of nine years except in extenuating circumstances. A retiring Director who is seeking re-election will be subject to a performance appraisal before being put forward for re-election at the Annual General Meeting. The Board will not endorse a retiring Director for re-election unless his or her performance is considered satisfactory.

The Board Charter sets out the policy and procedure for selection and appointment of new Directors.

Board committees

The Board has established an Audit & Compliance Committee and a Remuneration Committee to assist in the execution of its responsibilities. The Board has not established a specific nomination committee or committees to oversee occupational health and safety or environmental issues' as these are viewed as Board responsibilities. Given the small size of the Board and the overseas spread of the Company's business, the Board believes that all members of the Board should be fully aware of its responsibilities in the areas of occupational health and safety and environment.

Audit & Compliance Committee

The Audit & Compliance Committee was established on 4 October 2005.

The Audit & Compliance Committee Charter sets out the roles and responsibilities of the Committee. These include assisting the Board to fulfil its responsibilities in relation to the following:

- the reliability and appropriateness of reporting of financial information to users of the Company's financial reports, including adequacy of disclosure and application of accounting policies;
- the relationship with the external auditor;
- the maintenance of an effective and robust management control environment;
- the maintenance of an effective framework of business risk management; and
- the appropriateness of the insurance program.

Further, in accordance with the Charter, the Committee is responsible for reviewing the performance of the external auditor and reviewing the procedures for selection of, and recommendations for, appointment/ removal of the external auditor and for rotation of audit partners. The Committee also plays a role in monitoring and reporting to the Board on the nature and quantum of non-audit services provided by the external auditor. In addition, the Committee is responsible for approving the internal audit plan, overseeing the work performed by the internal auditor, reviewing reports from the internal auditor arising from the internal audit program and reporting thereon to the Board as appropriate.

The Committee is responsible for reviewing Mayne Pharma's Risk Management Program on an annual basis and monitoring and reporting to the Board on the effectiveness of the Program. This is discussed further below in 'Internal control and management of significant business risk'. The Committee also reviews the scope and appropriateness of the Company's insurance program in terms of the level of deductible, level of cover and quality of counterparty.

The Charter provides that the Committee must consist of only Non-Executive Directors, a majority of independent Directors, an independent chair who is not Chairman of the Board and a minimum of three Board members.

During the year, all members have been independent Non-Executive Directors. The current composition of the committee is:

- Dr N Scheinkestel (Chairman from 4 October 2005);
- Dr J Sime (from 4 October 2005); and
- Mr R Russell (from 4 October 2005).

Details of the members' qualifications are set out on pages 28 to 29 of the Annual Report. Details of the number of Committee meetings held during the year and attendance at those meetings are set out in the Directors' report on page 34 of the Annual Report.

The external audit partner attends all Committee meetings by invitation, as do the Chief Executive Officer, Chief Financial Officer and other relevant senior executives of the Company. The Non-Executive Directors also meet with the external auditor in absence of management at least on an annual basis.

KPMG was the external auditor of Mayne Group Limited prior to the demerger. Prior to the demerger, the Board reviewed and agreed it was appropriate for KPMG's ongoing appointment as external auditor of Mayne Pharma. Their continued appointment is subject to periodic review. KPMG's appointment as external auditor will also need to be confirmed by shareholders at the 2006 Annual General Meeting. Under the Company's current policy, the Lead External Audit Engagement Partner is required to rotate at least once every five years.

The Committee Charter is available from the Corporate Governance Section of Mayne Pharma's website.

Remuneration Committee
The Remuneration Committee was established on 20 February 2006.

The Remuneration Committee Charter sets out the roles and responsibilities of the Committee. These included assisting the Board to:

- set the remuneration policy for the Group;
- review and determine the remuneration arrangements for the Chief Executive Officer and Managing Director and other senior executives, including pension and incentive policies and arrangements;
- review and approve the recruitment, retention and termination policies and procedures and succession planning for senior executives;
- oversee the general industrial relations strategies for the Company;
- under delegated authority from the Board, approve offers under existing share, options and rights plans, including setting the terms of issue for such securities; and
- review and recommend to the Board the remuneration arrangements for Non-Executive members of the Board.

The Remuneration Committee Charter specifies that the Committee must consist of a minimum of three Non-Executive Directors (the majority being independent Directors) and is to be chaired by an independent Director who is not the Chairman of the Board.

During the year, all members have been independent Non-Executive Directors. The current composition of the Committee is:

- Dr J Sime (Chairman from 20 February 2006);
- Mr R Russel (from 20 February 2006);
- Mr P Willcox (from 20 February 2006); and
- Dr N Scheinkestel (from 20 February 2006)

Details of the members' qualifications are set out on pages 28 to 29 of the Annual Report. Details of the number of Committee meetings held during the year and attendance at those meetings are set out in the Directors' report on page 34 of the Annual Report.

As the Company operates in a competitive global environment, with most of the Company's revenues being generated in the Northern Hemisphere and most of the senior executives based in London, the Committee has established appropriate remuneration policies and practices relevant to the market.

To assist the Committee with this process, remuneration advice is being sought from external consultants.

The Committee Charter is available from the Corporate Governance Section of Mayne Pharma's website.

Ethics
The Board and management recognise the importance of developing and maintaining a strong culture built on the expectation that all Directors, managers and employees will act with integrity and honesty at all times, to fulfil the Company's obligations to its stakeholders. Mayne Pharma has policies across a range of specific areas, including workplace discrimination and harassment and appropriate use of internet and email and occupational health and safety. A Code of Conduct has been adopted by the Board, which sets out a clear understanding of desired behaviour.

Mayne Pharma has in place a Whistleblowers Protection Policy which encourages any employee or contractor who believes, in good faith, that any reportable conduct has occurred, to report their concerns under a formal system and on a confidential or anonymous basis.

Share trading policy – Directors and employees
Mayne Pharma has policies in relation to trading in its securities by Directors and employees. The policies reflect the insider trading provisions of the Corporations Act 2001 and, broadly speaking, seek to limit trading of Company securities by Directors and employees to three one-month windows during the year, coinciding with the release of Mayne Pharma's half-year results, annual results and the holding of Mayne Pharma's Annual General Meeting.

A summary of the share trading policy for Directors is available from the Corporate Governance Section of the Company's website. Mayne Pharma employees can access the share trading policy for employees on the Mayne Pharma intranet site.

The Board has approved the establishment of a Non-Executive Directors Share Plan ('Plan'). Shares are purchased on behalf of the Non-Executive Directors by an external administrator. The purchases are carried out automatically on a set date every month and the Board is not involved with these purchases. Further details of the Plan are provided in the Remuneration report on page 40 of the Annual Report.

Board review of management performance and remuneration
The Chief Executive Officer and Managing Director, senior executives and managers are subject to an annual individual performance appraisal that addresses individual performance against agreed business objectives and provides for constructive discussion on individual competencies to enhance future performance. At the time of each review, the objectives are set for the forthcoming review period.

The performance of key executives is further considered by the Remuneration Committee, including in the context of reviewing the capability of management to realise Mayne Pharma's business strategy.

Mayne Pharma's remuneration policies for the Chief Executive Officer and Managing Director, and details of the executives with the greatest authority and receiving the highest remuneration during the year are set out in the Remuneration report on pages 46 to 46 of the Annual Report.

Continuous disclosure policy
Mayne Pharma has in place a Disclosure Policy that sets out guidelines and processes to be followed in order to ensure the Company's continuous disclosure obligations are met. Included as an annexure to the Disclosure Policy is a Media Relations Policy that clearly lists those individuals who are authorised to make statements to the media and the process for authorising media releases. Mayne Pharma also has an established practice of posting media releases and other major announcements, such as half-year and full-year results, on its website promptly following lodgement of announcements with the ASX. There are also procedures in place relating to the release of price-sensitive information, which require confirmation of market release from the ASX prior to release of that category of information to any other parties. A more detailed summary of Mayne Pharma's policies and procedures regarding continuous disclosure, media relations and communication with shareholders is available from the Corporate Governance section of the Company's website.

Communication with shareholders
The Board represents the shareholders and recognises the importance of keeping shareholders updated on all major developments affecting Mayne Pharma's state of affairs. Information is communicated to shareholders through the Annual Report, Financial Report, half and full-year results announcements, disclosures to the ASX, Mayne Pharma's website and the annual general meeting. Shareholders can also subscribe to receive advice by email of Mayne Pharma's price-sensitive news releases.

Shareholders are encouraged to attend Mayne Pharma's Annual General Meetings and to use this opportunity to meet Directors and senior executives and ask questions of the Board. The external auditor attends Mayne Pharma's Annual General Meetings and is available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

The Chief Executive Officer and Managing Director has also met with Mayne Pharma's key stakeholders and analysts to present the Company's corporate vision and strategy. This information has also been made available on Mayne Pharma's website.

Internal control and management of significant business risk
Risk management
The identification and proper management of risk within Mayne Pharma is an important priority for the Board and management. The Audit & Compliance Committee is responsible for monitoring and reporting to the Board on the effectiveness of Mayne Pharma's Risk Management Program. The Board views risk management as integral to creating and maintaining shareholder value and the successful execution of its strategies. Therefore, it is committed to the philosophy of effective business risk management as a core managerial capability. The Chief Executive Officer and Managing Director and Chief Financial Officer provide assurances to the Board as to the integrity of Mayne Pharma's risk management process and financial reports in accordance with recommendations 4.1 and 7.2 of the Best Practice Recommendations.

Mayne Pharma's formal Risk Management Policy confirms the importance of developing organisation-wide capabilities in risk management so as to ensure a consistent, efficient, and effective assessment of risk in the achievement of corporate goals. The policy includes details of the responsibilities of the Board, various Board Committees, and management, internal audit and Group compliance.

Management of risk is inherent in, and fundamental to, the culture of Mayne Pharma. Effective risk management systems and processes are critical in assisting Mayne Pharma in the achievement of its corporate goals, including complying with global standards for the development and manufacture of pharmaceutical product and compliance with ethical standards for sales and marketing in the many jurisdictions in which the Company operates.

The Board believes that effective risk management starts with a well defined corporate strategy, which is clearly communicated throughout the organisation and to its external stakeholders. The Board seeks to promote a culture within the organisation that encourages employees to be aware of and effectively communicate and manage risk. Systems adopted by Mayne Pharma include effective strategic planning, the development of policies and procedures designed to identify and mitigate risk, effective monitoring and reporting of risk and forecasting.

Mayne Pharma is seeking to further strengthen its overall system of risk management and has engaged advisers to undertake a thorough review of current systems and processes with a view to developing a risk framework that cohesively draws together all aspects of current risk management activity. A senior executive has recently been appointed as Vice President, Business Risk Audit and Compliance and will assume leadership of this review and, in due course, report to the Audit & Compliance Committee with recommendations for implementation.

Financial reporting, investment appraisal and foreign currency/ interest rate exposure
The results of each business are reported against the budget and monitored by the Board and management. There are guidelines for capital expenditure, which include specified levels of delegated authority and require Board approval for significant expenditure proposals.

Mayne Pharma is exposed to changes in interest rates and foreign exchange rates. Mayne Pharma's policy is to use derivative financial instruments solely to hedge these risks. It does not enter, hold or issue derivative financial instruments for trading purposes.

Internal audit and compliance
Mayne Pharma's internal audit function is positioned to align service delivery to changing business needs. The audit program uses a business risk-based approach that is aligned to Group business objectives. Its focus is on controls assurance: maintaining adequate controls over key processes and strategic initiatives being pursued by the business.

A Group Compliance Program is in place to monitor Mayne Pharma's compliance with its legal and statutory obligations. The principal objectives of the Compliance Program are to ensure there are systems and processes in place to promote a clear understanding across the Group of all relevant obligations, to monitor compliance and, where issues are identified, to ensure that prompt action is taken to achieve compliance.

Mayne Pharma has recently engaged advisers to review the scope of the internal audit function and to assess the current audit methodology as well as strengthen the resourcing of the function. The external advisers have assisted in the development of the annual plan and are also providing expert internal audit resources. This increased reliance on external resources reflects the growing complexity and geographical diversity of the business.

A key role of the recently appointed Vice President, Business Risk Audit and Compliance is to oversee the day-to-day management of the function, as well as to report to the Audit & Compliance Committee on the findings of the review.

Directors' report

The Directors present their report for the year ended 30 June 2006 (referred to as 'the year' or 'FY06'), accompanied by the financial report for the year of Mayne Pharma Limited ('Mayne Pharma' or 'the Company') and the entities it controlled from time to time during the year ('the Group').

Directors
The Directors of the Company during the year (or, where indicated, during part of the year only) were:

- Mr Peter John Willcox (appointed 29 September 2005);
- Dr Thierry Jean Alphonse Soursac (appointed 21 November 2005);
- Mr Rowan McRae Russell (appointed 29 September 2005);
- Dr John Martin Sime (appointed 29 September 2005);
- Dr Nora Lia Scheinkestel (appointed 29 September 2005);
- Mr Paul Andrew Binfield (appointed 20 May 2003, resigned 18 November 2005, re-appointed 22 February 2006);
- Mr Stuart Bruce James (appointed 17 September 2002, resigned 18 November 2005);
- Mr Peter Lindsay Jenkins (appointed 7 June 2001, resigned 4 October 2005);
- Mr Michael John Kotsanis (appointed 22 March 2005, resigned 4 October 2005).

Details of each current Director's qualifications, experience and special responsibilities are set out on pages 28 to 29 of the Annual Report.

Secretaries
The qualifications and experience of the Company Secretaries, are set out below.

Ms Tamara Joseph
Company Secretary
Details of Ms Joseph's qualifications are set out on page 27 of the Annual Report.

Mr Dimitri Kiriacoulacos
LLB (Hons), BA (Accounting)
Company Secretary
Mr Kiriacoulacos is Vice President Legal and Company Secretary of Mayne Pharma, having joined the company in 2002. His background is in legal and accounting private practice. Age 39.

Directors' meetings
The number of meetings of the Board of Directors and of each Board Committee held during the year, and each Director's attendance at those meetings, are set out below:

Director	Board meetings		Audit & Compliance Committee		Remuneration Committee	
	Held*	Att	Held*	Att	Held*	Att
P Willcox	17	16#	4+	4+	1	1
T Soursac	13	10	3^	2^	1^	1^
R Russell	17	16#	4	3	1	1
J Sime	17	16#	4	4	1	1
N Scheinkestel	17	16#	4	4	1	1
P Binfield	15	14	1^	1^	–	–

* Reflects the number of meetings held during the year while a Director or Committee member.

^ Reflects where an individual attended these meetings by invitation of the Committee.

+ P Willcox is an ex-officio member of the Audit & Compliance Committee.

The Non-Executive Directors did not attend a meeting held prior to the demerger. This was an administrative meeting held to comply with section 347A of the Corporations Act 2001.

The following individuals were Directors during the year but resigned as Directors on or before the date of the demerger. The table below indicates their attendance at meetings held prior to the date of the demerger.

Previous Director	Meetings held	Meetings attended
S James	6	5
P Jenkins	3	0
M Kotsanis	3	0

Details of committee membership and functions are set out in the Corporate Governance Statement on pages 31 to 32 of the Annual Report.

Principal activities
The principal activities of Mayne Pharma during the period consisted of the development, manufacture and sale of pharmaceuticals to more than 65 countries.

Dividends and distributions
No dividends or distributions were paid to members during the year.

The following dividends or distributions have been recommended or declared for payment to members, but not paid, during and since the end of the year:

- Final 1.5 cents dividend payable on 5 October 2006 (fully franked).

Review and results of operations
A review of operations of Mayne Pharma during the year, and the results of those operations, can be found in the CEO's Report on pages 14 to 15 and the Review of operations on pages 18 to 23 of the Annual Report.

Significant change in the state of affairs
Mayne Pharma was demerged from Mayne Group Limited, now Symbion Health Limited, on 18 November 2005. The strategic objective at the demerger was to establish Mayne Pharma as a leading global injectable and specialty pharma business. With this came a major change through the re-location of the global business operations and the executives from Melbourne to London. Following a detailed review of its operations, a detailed strategic action plan was announced to the market on 5 May 2006.

On 6 February 2006, Mayne Pharma announced that it was evaluating strategic options for its Puerto Rican manufacturing facility at Aguadilla. This review was still ongoing at the year end.

As part of the Company's new strategy, on 22 June 2006, Mayne Pharma agreed to acquire the North American rights to Nipent®, a product for the treatment of hairy cell leukaemia and certain other oncology-related products from SuperGen, Inc. for a maximum total consideration of $US34.4 million. This deal completed on 24 August 2006.

During the year, Mayne Pharma moved many of its corporate functions to new offices in London, UK in order to be closer to the Company's major markets in the Northern Hemisphere.

Events after the end of the year
On 28 July 2006, Mayne Pharma announced that an agreement with Pliva d.d. had been finalised for the continued development of biosimilar granulocyte-colony stimulating factor for the European, South East Asian, Middle Eastern and Asia Pacific markets.

Other than the event referred to above, there has not arisen in the interval between the end of the year and the date of this report any matter or circumstance that in the opinion of the Directors of the Company, has significantly affected, or may significantly affect the operations of the Group, the results of those operations or the state of affairs of the Group, in future financial years.

Future developments
As previously announced to the market on 22 February 2006, Mayne Pharma is examining the possibility of listing on the London Stock Exchange, as well as the Australian Stock Exchange. No decision has yet been made.

Likely developments for Mayne Pharma and its operations in future years and the expected results of those operations are referred to on pages 1 to 23 of the Annual Report.

Relevant interests of current Directors in shares
The relevant interests of each current Director in shares of Mayne Pharma as at the date of this report are:

Director	Fully paid ordinary shares
P Willcox	61,651
T Soursac	–
R Russell	61,660
J Sime	19,698
N Scheinkestel	29,655
P Binfield	188,562

Note: No shares are held non-beneficially.

Options
During FY06, Mayne Pharma granted options for no consideration that are convertible into ordinary shares in the Company to the following directors and to the following of the five most highly remunerated officers of the Company as part of their remuneration:

Director	Number of options granted	Exercise price	Expiry date
T Soursac	2,700,000	$2.50	19 November 2010
P Binfield	1,360,000	$2.50	19 November 2010
Officers			
B Simmons	500,000	$2.50	16 January 2011
H Burrill	375,000	$2.50	1 January 2011

Note: During FY06, J Pearce was granted 990,000 options, however, on the cessation of his employment on 15 September 2006 these options were cancelled and will be cash settled.

Subsequent to year end, the Company granted options for no consideration that are convertible into ordinary shares in the Company to the following directors and to the following of the five most highly remunerated officers of the Company as part of their remuneration:

Director	Number of options granted	Exercise price	Expiry date
T Soursac	1,350,000	$2.90	12 September 2011
P Binfield	680,000	$2.90	12 September 2011
Officers			
B Simmons	250,000	$2.90	12 September 2011
H Burrill	375,000	$2.90	12 September 2011

Details of unissued ordinary shares of Mayne Pharma under option as at the date of this report are:

Number of ordinary shares under option	Expiry date of options	Exercise price of options ($)
4,210,000	19 November 2010	$2.50
150,000	13 December 2010	$2.50
375,000	1 January 2011	$2.50
1,100,000	16 January 2011	$2.50
65,000	2 March 2011	$2.50
300,000	1 April 2011	$2.50
340,000	18 May 2011	$2.73
350,000	23 May 2011	$2.68
30,000	29 May 2011	$2.67
600,000	31 July 2011	$2.63
3,650,000	12 September 2011	$2.90

Note: Further details on these options can be found in Notes 22 and 35 of the full financial report. Subsequent to year end but before the date of this report, 990,000 options were cancelled upon the cessation of employment of a senior executive.

The options have been issued under the Mayne Pharma Executive Share Option Plan. A total of 11,170,000 ordinary shares are under option to 14 option holders.

Indemnities and insurance

Article 7.3(a) of Mayne Pharma's constitution provides that the Company must, to the extent permitted by law, indemnify each person who is or has been a Director of the Company and may, to the extent permitted by law, indemnify each person who is or has been an officer (as defined in the Corporations Act 2001) of the Company or subsidiary of the Company against:

- all liabilities incurred by the person as an officer of the Company (or a subsidiary of the Company); and
- all legal costs incurred by the person in defending an action as an officer of the Company (or a subsidiary of the Company).

In addition, Article 7.3(c) of Mayne Pharma's constitution provides that the Company may, to the extent permitted by law, pay, or agree to pay a premium for a contract insuring a Director or Secretary of the Company against all liability and legal costs contemplated above.

During or since the end of the year, Mayne Pharma has paid a premium in respect of a contract insuring each of the Directors and executive officers of the Group against liabilities that are permitted to be covered by section 199B of the Corporations Act 2001. The class of executive officer covered by the insurance policy includes officers involved in the management of the Group. It is a condition of the insurance contract that its limits of indemnity, the nature of the liability indemnified and the amount of the premium, not be disclosed.

During or since the end of the year, Mayne Pharma entered into deeds of access, indemnity and insurance in favour of Messrs P Willcox, R Russell, P Binfield and Drs T Soursac, J Sime and N Scheinkestel, in accordance with the terms of Article 7.3(a) of the Company's constitution.

Mayne Pharma was not liable during the 2006 financial year under any such indemnities to its Directors, Secretary or officers.

No indemnity has been granted to an auditor of Mayne Pharma in its capacity as auditor of the Company.

Environmental regulations

The operations of the Group in Australia are subject to various environmental regulations under both Commonwealth and State legislation and must also meet the requirements of certain foreign regulatory bodies.

From inquiries within the Group, the Directors are not aware of any material breaches of any particular and significant environmental regulation affecting the Group's operations.

In making this report, the Directors note that the Group's operations during the year commonly involved the transport of goods, the disposal of waste, the use of various substances and processes in the manufacturing of pharmaceutical products and the storage of pharmaceutical products and substances involved in the various manufacturing processes. These activities, particularly the manufacturing activities and pharmaceutical business, may require a licence, consent or approval from Commonwealth State or foreign regulatory bodies. Where the Group's activities potentially involve contaminated waste, this waste is generally transported and disposed of by external organisations, which are appropriately licensed.

The Board and management are aware of the Company's responsibilities relating to maintaining compliance with the various environmental regulations. Internal measures and controls have been implemented inclusive of periodic environmental audits/reviews of the Company's manufacturing sites against applicable standards. Corporate and Site Management are engaged to review the status of each site and to work in a proactive manner to ensure that the Company meets the environmental regulations in an ever-changing and dynamic regulatory environment.

Non-audit services

During the year KPMG, Mayne Pharma's auditor, has performed certain other services in addition to its statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with written advice provided by (and endorsed by resolution of) the Audit & Compliance Committee, is satisfied that the provision of those non-audit services during the year by the auditor is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- All non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit & Compliance Committee to ensure that they do not impact the integrity and objectivity of the auditor.
- The non-audit services provided do not undermine the general principles of auditor independence as set out in Professional Statement F1 *Professional Independence*, issued by the Institute of Chartered Accountants in Australia and CPA Australia, as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included in this directors' report.

Details of the amounts paid to the auditor of Mayne Pharma, KPMG, and its related practices for audit and non-audit-related services provided during the year are set out in note 7 on page 22 of the Financial Report.

The audit-related fees of $1,707,000 and taxation services fees of $900,000 referred to in note 7 relates to work performed by the auditor in assisting management in examining of the possibility of listing on the London Stock Exchange, as well as the Australian Stock Exchange. The remaining fees of $826,000 for taxation services relates to the provision by the auditor of tax compliance services and tax support in relation to specific tax issues including residual tax issues in relation to the demerger.

Lead auditor's independence declaration under section 307C of the Corporations Act 2001

To: The Directors of Mayne Pharma Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2006 there have been:

(1) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(2) no contraventions of any applicable code of professional conduct in relation to the audit.



KPMG



Paul J McDonald
Partner
Melbourne
20 September 2006

Proceedings on behalf of the Company

No proceedings have been brought on behalf of the Company and no application has been made for leave to bring, or to intervene in, proceedings in respect of the Company under section 237 of the *Corporations Act 2001*.

Rounding

The Company is of the kind referred to in the ASIC Class Order 98/100. As a result, amounts in this report and accompanying financial report have, except where otherwise required, been rounded to the nearest thousand dollars or, where the amount is $500 or less, zero in accordance with that Class Order.

This Directors' report is made on 20 September 2006 in accordance with a resolution of the Directors.



PJ WILLCOX
DIRECTOR



TJA SOURSAC
DIRECTOR

Remuneration report

This report for the 2006 financial year ('FY06') was prepared by the Directors in accordance with the Corporations Act 2001. Under AASB 124 'Related Party Disclosures' ('AASB 124'), we are required to disclose remuneration details of our 'key management personnel' ('KMP'). In addition to the Directors, for the purposes of this disclosure, our KMPs also include the executives noted in Tables 12.1 and 12.2. For the remainder of this report those KMPs that are not Directors, will be referred to as Specified Executives.

Remuneration report 2006

As part of the Directors' report, this Remuneration report explains Mayne Pharma's remuneration policies and practices and the emphasis the Directors place on linking rewards and Company performance.

The report covers the following nine areas:

1. Remuneration committee and principles of reward
2. Non-Executive Director remuneration
3. Board policy on executive remuneration
4. Executive Director and Specified Executive remuneration
5. Company performance
6. Executive pension plan
7. Employment agreement provisions
8. Remuneration paid
9. Payments to persons before taking office

Unless otherwise stated all values expressed in this report are Australian dollars ('AUD').

Table 1 Directors and Specified Executives: current remuneration policy

	Elements of remuneration	Directors		Specified Executives
		Non-Executive	Executive	
Fixed remuneration	Fees	✓	–	–
	Salary	–	✓	✓
At-risk remuneration	Short Term Incentive	–	✓	✓
At-risk remuneration	Share options	–	✓	✓
Termination	Notice periods and termination payments	–	✓	✓
Other benefits	Incidental taxable fringe benefits	–	✓	✓
Superannuation/ pension plans	Employer contribution	✓	✓	✓

Table 2 Non-Executive Directors: base fees for 2006 financial year

	Board		Audit & Compliance and Remuneration Committees	
	Chairman	Member	Chairman	Member
Fee (AUD)	330,000	110,000	15,000	–

Section 1 – Remuneration Committee and principles of reward

The Remuneration Committee sets remuneration policy for the company and oversees its implementation. The Committee's Charter, available at www.maynepharma.com, sets forth the Committee's role, responsibilities, membership and operation. A summary of this information can also be found in the Directors' Corporate Governance Statement on page 32 of the Annual Report.

The Committee's objective in assessing appropriate levels of remuneration is to closely align remuneration of key management personnel with shareholders' interests. This is achieved through remuneration packages that emphasise performance-related pay. The performance or 'at risk' remuneration comprises short term incentives and long term incentives, where reward outcomes will be determined having regard to the performance of both Mayne Pharma and the individuals.

Section 2 – Non-Executive Director remuneration

Board policy on Non-Executive Director remuneration

Mayne Pharma's Constitution provides that the Board shall determine the total remuneration paid to Directors for their services as Directors in respect of each year and its distribution amongst them, provided that such total amount shall not exceed the maximum aggregate amount approved from time to time by shareholders in a general meeting. The present maximum aggregate amount, which was approved by a resolution of Mayne Group Limited shareholders on 9 November 2004, is $1,500,000 a year.

The fees paid to Directors reflect the responsibilities of, and time commitments required from, each Director to discharge their duties. In order to maintain their independence and impartiality, the remuneration of Non-Executive Directors is not linked to the performance of Mayne Pharma.

In setting fee levels, the Board periodically obtains external independent advice as to the appropriate remuneration levels to remain competitive with the market. In particular, the Board seeks to position the emoluments of Non-Executive Directors at levels similar to those in Australian companies of comparable size and complexity to Mayne Pharma.

The current level of Non-Executive Directors' fees was set on 1 September 2005 as part of the preparation for the demerger and separate listing of Mayne Pharma. The fees have not been increased since they were initially set.

Superannuation contributions in addition to Directors' fees are made by Mayne Pharma on behalf of the Non-Executive Directors in accordance with Mayne Pharma's statutory obligations.

In accordance with Article 6.5 of Mayne Pharma's Constitution, Directors are also permitted to be paid additional fees for extra or special services. Such fees are not included in the aggregate remuneration cap approved by shareholders.

Additional fees paid to Directors for the due diligence processes associated with the proposal to list on the London Stock Exchange were:

Table 3 Non-Executive Directors: additional fees

Non-Executive Directors	Additional fee paid
P Willcox	$20,000
N Scheinkestel	$30,000
J Sime	$20,000
R Russell	$20,000

Table 4.1 Current Non-Executive Directors' remuneration

		Primary				Post employment	Equity compensation	Other compensation	Total remuneration
	[1]	Cash $	Shares $ [4]	Incentive $	Non-monetary benefits	Super-annuation	Fair value of share options	Termination/ retirement payments	
P Willcox	**2006**	**368,750**	**38,368**	**–**	**–**	**36,641**	**–**	**–**	**443,759**
	2005	280,500	49,500	–	1,949	29,700	–	–	361,649
R Russell	**2006**	**136,250**	**19,181**	**–**	**–**	**13,989**	**–**	**–**	**169,420**
	2005	72,690	45,194	–	2,164	10,610	–	–	130,658
N Scheinkestel [2]	**2006**	**155,000**	**14,529**	**–**	**–**	**15,258**	**–**	**–**	**184,787**
	2005	–	–	–	–	–	–	–	–
J Sime [3]	**2006**	**145,417**	**17,331**	**–**	**–**	**14,647**	**–**	**–**	**177,395**
	2005	67,182	9,328	–	–	6,766	–	–	83,276
TOTAL	**2006**	**805,417**	**89,409**	**–**	**–**	**80,535**	**–**	**–**	**975,361**
	2005	420,372	104,022	–	4,113	47,076	–	–	575,583

1 Comparative remuneration data for 2005 is derived from the Symbion Health Limited (formerly Mayne Group Limited) ('Symbion') Annual Report for 2005 and reflects the remuneration paid to the directors by Symbion for that year. With respect to 2006, the remuneration reflects amounts paid by Symbion to directors up until the date of demerger and remuneration paid to directors by Mayne Pharma from that date.

2 Dr N Scheinkestel was appointed to the board of Symbion on 1 July 2005.

3 Dr J Sime was appointed to the board of Symbion on 10 November 2004.

4 These shares were purchased from Directors fees pursuant to the Non-Executive Directors' Share Plan.

Retirement allowances
No current Non-Executive Director is entitled to a retirement allowance upon ceasing to hold office.

Non-Executive Directors' Share Plan
The Board believes it is important for Non-Executive Directors to have an equity interest in Mayne Pharma to better align their interests with those of shareholders. To achieve this, the establishment of a Non-Executive Directors' Share Plan ('Plan') was approved by the Board.

Directors must apply a minimum of 20% of their Directors' fees to acquiring shares in Mayne Pharma under the Plan. The Board determined that this mandatory minimum participation level would only apply until the value of shares in which the Director has an interest is equal to or greater than the annual amount of the Director's fees. The Plan also allows Non-Executive Directors to take a higher proportion of their fees in the form of shares should they elect to do so.

A Non-Executive Director who acquires shares under the Plan generally must not transfer those shares before the earlier of the end of 10 years from the date acquired or the date on which the Non-Executive Director ceases to be a Director of Mayne Pharma.

The Plan is not a performance-based share plan and is not intended to be an incentive component of Non-Executive Director remuneration.

During the year, a total of 33,263 ordinary shares were purchased on the market in accordance with the Plan and the value of these shares is shown in Table 4.1. No new shares were issued under the Plan during the year.

Interests held by Non-Executive Directors in shares in Mayne Pharma are set out on page 35 of the Directors' report.

Remuneration paid to Directors
The total fees paid to individual Non-Executive Directors (cash plus shares) are inclusive of fees in connection with attendance at Board and Board committee meetings.

Dr T Soursac and Mr P Binfield do not receive any fees for their services as Executive Directors of the Company.

Non-Executive Directors are not entitled to Long Service Leave. No Executive Directors took Long Service Leave during the year.

Section 3 – Board policy on executive remuneration

Overview
The effective management of executive remuneration underpins the ability of Mayne Pharma to attract, retain and motivate executives of the calibre essential to the successful leadership and management of a global company against the exacting standards required of the pharmaceutical industry.

The Company operates in a competitive global environment, with most of the Company's revenues being generated in the Northern Hemisphere and most of the senior executives being based in London.

To assist the Board, expert remuneration advice is sought in respect of executive and non-executive directors and specified executives. To address the global environment, separate market information is obtained for the three countries, i.e. UK, USA and Australia where personnel are located, as well as comparisons with industry generally and the pharmaceutical sector specifically. Advice has been sought from Hay Group, Mercers, PricewaterhouseCoopers and Towers Perrin.

Table 4.2 Current Executive Directors' remuneration

		Primary				Post employment	Equity compensation	Other compensation	Total remuneration
		Cash $	Shares $	Incentive $	[3] Non-monetary benefits	Super-annuation	[4] Fair value of share options	Termination/ retirement payments	
T Soursac	**2006**	**1,337,251**	**–**	**1,002,942**	**836,238**	**267,456**	**402,418**	**–**	**3,846,305**
	2005	–	–	–	–	–	–	–	–
P Binfield [1,2]	**2006**	**675,575**	**–**	**624,500**	**1,836**	**83,454**	**202,838**	**150,929**	**1,739,132**
	2005	436,880	–	485,000	2,593	33,120	–	–	957,593
TOTAL	**2006**	**2,012,826**	**–**	**1,627,442**	**838,074**	**350,910**	**605,256**	**150,929**	**5,585,437**
	2005	436,880	–	485,000	2,593	33,120	–	–	957,593

1 Dr T Soursac and Mr P Binfield were paid their remuneration to 18 November 2005 by Symbion. This table reflects all remuneration paid to these individuals either by Symbion or Mayne Pharma in 2006 and 2005.

2 Mr P Binfield was paid in lieu of accrued but untaken annual and long service leave on his transfer to London and cessation of his Australian employment contract.

3 Non-monetary benefits include payments for the provision of accommodation, utilities, travel, motor vehicles, etc.

4 Fair value of options have been calculated based on an independent valuation provided by Deloitte dated 25 August 2006. The fair value is apportioned pro rata from grant date to the projected date of vesting in three years.

Table 4.3 Former Non-Executive Directors' and Executive Directors' remuneration

		Primary				Post employment	Equity compensation	Other compensation	Total remuneration
		Cash $	Shares $	Incentive $	Non-monetary benefits	Super-annuation	Fair value of share options	Termination/ retirement payments	
S James [2]	**2006**	**676,236**	**315,467**	**875,000**	**189,933**	–	–	**3,488,796**	**5,545,332**
	2005	1,750,000	285,989	1,925,000	249,642	–	–	–	4,210,631
P Jenkins [2,11]	**2006**	**463,396**	–	**472,500**	**81,329**	**67,895**	–	**774,624**	**1,859,744**
	2005	423,083	–	552,000	119,729	117,583	29,143	–	1,241,538
M Kotsanis [3]	**2006**	**437,861**	–	**387,000**	**5,126**	**17,931**	–	–	**847,918**
	2005	404,737	–	400,000	40,596	11,585	–	–	856,918
I Blackburne [4,5]	**2006**	**46,875**	–	–	–	**4,219**	–	–	**51,094**
	2005	84,182	13,544	–	1,460	8,795	–	–	107,981
J Hall [4,6,10]	**2006**	**76,875**	–	–	–	**6,919**	–	–	**83,794**
	2005	7,083	–	–	–	638	–	–	7,721
C Kay [4,10]	**2006**	**72,500**	–	–	–	**6,525**	–	–	**79,025**
	2005	105,750	18,000	–	–	11,138	–	–	134,888
P McClintock [4,6]	**2006**	**70,313**	–	–	–	**6,328**	–	–	**76,641**
	2005	9,375	–	–	–	844	–	–	10,219
P Barnett [4,7]	**2006**	–	–	–	–	–	–	–	–
	2005	57,038	6,327	–	1,581	5,704	–	277,568	348,218
P Mason [4,7]	**2006**	–	–	–	–	–	–	–	–
	2005	–	53,527	–	1,862	4,826	–	277,387	337,602
J Sloan [4,8]	**2006**	–	–	–	–	–	–	–	–
	2005	–	33,146	–	2,550	2,995	–	253,328	292,019
D Knott [4,9]	**2006**	–	–	–	–	–	–	–	–
	2005	26,650	17,840	–	–	4,000	–	–	48,490
TOTAL	**2006**	**1,844,056**	**315,467**	**1,734,500**	**276,388**	**109,817**	–	**4,263,420**	**8,543,648**
	2005	2,867,898	428,373	2,877,000	417,420	168,108	29,143	808,283	7,596,225

1 Comparative remuneration data for 2005 is derived from the Symbion Health Limited (formerly Mayne Group Limited) ('Symbion') Annual Report for 2005 and reflects the remuneration paid to the directors by Symbion for that year. With respect to 2006, the remuneration reflects amounts paid by Symbion to directors up until the date of demerger and remuneration paid to directors by Mayne Pharma from that date.

2 In accordance with their Service Agreements, the Company made a separation payment to Mr James for the balance of his Agreement (19 November 2005 to 28 August 2007) and a payment to Mr Jenkins equivalent to 12 months FAR, plus accrued but untaken leave.

3 Mr M Kotsanis was a director of Mayne Pharma Pty Ltd which became Mayne Pharma Limited upon demerger. He resigned from that directorship on 4 October 2005 in preparation for demerger, however, he continued his employment as a senior executive with the Company. Remuneration disclosed represents all amounts paid for the full year.

4 Directors of Symbion who did not become directors of Mayne Pharma upon demerger are considered key management personnel of Mayne Pharma up to the time of demerger in accordance with the requirements of AASB 124 'Related Party Disclosures'. With the exception of Mr Kotsanis, none of these individuals are currently associated with the Company.

5 Dr I Blackburne was appointed as a director of Symbion on 1 September 2004.

6 Mr J Hall and Mr P McClintock were appointed to the board of Symbion on 8 June 2005.

7 Mr P Barnett and Mr P Mason retired from the board of Symbion on 22 February 2005.

8 Professor J Sloan retired from the board of Symbion on 9 November 2004.

9 Mr D Knott was appointed to the board of Symbion on 10 November 2004 and resigned on 31 March 2005 to take an overseas posting.

10 Includes payments of $30,000 and $20,000 respectively to Mr J Hall and Ms C Kay for their membership of the demerger committee.

11 Mr P Jenkins was classified as a KMP during the period as he was the Chief Development Officer of Mayne Group Limited and subsequently Mayne Pharma in addition to being a director of Mayne Pharma Pty Ltd.

A large proportion of the total remuneration is potentially based on performance, with delivery over the short, medium and long term. Performance measures are balanced between absolute financial measures and strategic delivery objectives to achieve maximum alignment between executive and shareholder objectives.

Executive Remuneration Policy
The Remuneration Committee recommended, and the Board has adopted a Mayne Pharma Executive Remuneration Policy ('Policy') to provide the framework and direction for reward and recognition structures and processes applicable to all Mayne Pharma executives and senior management, recognising the global spread of the Company's activities.

The policy provides that executive remuneration will:

- reinforce the Company's short, medium and long-term objectives as set out in its Company's strategic business plans;
- provide common interest between employees and shareholders by linking executive rewards to enhancement of sustainable shareholder wealth; and
- be competitive in the markets in which the Company operates, in order to attract top talent, motivate delivery of superior performance and recognise capabilities. The relevant comparator market takes into account factors such as company dimensions, geographical location, specialty pharmaceutical roles, global activity and the key recruitment markets.

The components of total remuneration shall be Fixed Annual Remuneration ('FAR') and 'at risk' remuneration, which comprises Short Term Incentive ('STI') and Long Term Incentive ('LTI'). The reward mix of these components shall be set to provide competitive overall reward based on the range between the 50th and 70th percentile of comparable companies and the relevant level of 'risk' components appropriate to the markets within which Mayne Pharma operates. Exceptions to the policy require the specific approval of the Remuneration Committee.

FAR shall reflect the Company's agreed position in the global pharma (oncology) market or other specialty markets based on the scope of roles and executives' demonstrated competencies.

STI awards shall be determined by applying an assessment of executive and business performance against a mix of quantitative and qualitative measures. The quantitative measures shall focus predominantly on Company earnings and the qualitative measures shall focus on a range of initiatives related to implementation of the strategic business plan. For STI arrangements, market comparisons are based on the potential reward for the achievement of target performance, to eliminate the influence on market data of actual performance of individual executives in comparator companies.

LTI awards may be in the form of Company shares, rights or options. All current LTI awards include performance conditions which align executive reward to the outcomes experienced by other shareholders over the performance measurement or vesting period. The fair value of options granted shall reflect the competitive requirements of the relevant markets. For LTI arrangements care is taken to understand the basis of calculation used for the fair value of other company schemes to ensure that true comparisons are available with other companies' LTI arrangements.

Specific factors influencing the Company remuneration strategy
The strategic objective at the demerger in November 2005 was to establish the Company as a leading global generic injectable and specialty pharma business. With this came a major change through the re-location of the global business operations and the executives from Melbourne to London. The consequence for executive remuneration was a significant shift in the comparative market for Mayne Pharma's key management personnel, i.e. concentration on the Northern Hemisphere and pharma industry remuneration market rather than Australian general industry, which was the comparator when the Company was part of Mayne Group.

Also as part of this change, external appointments have been made for key professional pharmaceutical roles within the Company, with a number of those roles being sourced from the pharma industry in the USA.

In April 2006, following a review of the strategic direction, the Company further refined its strategy to that of becoming a leading global specialty pharma company focused on the oncology customer. This involves increased specialisation of professional, scientific and executive skills.

Mayne Pharma's compensation structures take into account this strategy and these skills as well as the capability and experience of the key management personnel. The Remuneration Committee believes that the strong emphasis on performance-based short and long-term compensation should encourage executives to focus on delivering the business strategy during this period of critical change, thereby enhancing future shareholder value as well as providing meaningful incentives consistent with the competitor oncology/pharma employment market.

Section 4 – Executive Director and Specified Executive remuneration

Dr T Soursac (Chief Executive Officer and Managing Director) and Mr Paul Binfield (Executive Vice President, Chief Financial Officer) are Executive Directors of Mayne Pharma.

Refer to Table 12.1 for a list of Specified Executives.

Components of remuneration
As outlined earlier, executive remuneration includes both fixed and incentive or performance-related components.

The maximum proportions of fixed and performance-based remuneration for the Group Managing Director, Executive Vice President, Chief Financial Officer and Specified Executives are set out in Table 5 below.

Table 5 Reward mix rating – maximum

	% fixed	% as STI	% as LTI
T Soursac	29	36	35
P Binfield	33	28	39
J Pearce	36	30	34
H Burrill	43	36	21
B Simmons	45	37	18
J Johnson	51	34	15
M Rutkowski [1]	100	–	–
R Squarer	43	36	20
D Kiriacoulacos	61	20	19

1 Mr Rutkowski is engaged under an employment contract which entitles him to a retention bonus if his employment continues through 31 October 2006 and no performance-related incentives apply.

Except for some individual circumstances related to external recruitment, and executives transferring from Australia to the United Kingdom, the granting of options has not extended to Company executives below executive directors and specified executives. Executives who report to specified executives generally have between 20% and 30% of total target remuneration related to performance through STI based on business and individual performance.

Fixed Annual Remuneration ('FAR')
The FAR for the Chief Executive Officer, Chief Financial Officer and Specified Executives comprises base salary and is subject to annual review by the Board.

The Company remuneration policy is to review executive remuneration with effect from 1 July each year. However, in the present circumstances of the early stages of implementation of the oncology strategy and the number of recent external recruits, the Board determined that increases would apply to only two key management personnel from the July 2006 review. Those increases were at the rate of 4% per annum, consistent with the overall annual rate of increase in fixed remuneration for other Company employees.

Short Term Incentive ('STI')
The Chief Executive Officer and Managing Director is entitled to annual STI payments subject to the achievement of key performance indicators ('KPIs') which are set by the Mayne Pharma Board in consultation with Dr Soursac. The KPIs include both financial (including business profitability and cash flow) and non-financial (including key elements of strategy implementation, recruitment and development of senior executive capability and overall growth of the business) targets in respect of the Company and Dr Soursac's performance. These performance conditions were chosen because the Board considered them to be essential to the Company achieving its goals for the year and laying the foundation for future growth. The minimum value of any STI is 75% of the base salary, the maximum value is 150% of base salary and the on target STI for achievement of all KPIs for a year is 100% of base salary ('Target STI').

Specified executives are entitled to annual STI payments based on the achievement of KPIs which are set by the Chief Executive Officer and Managing Director and approved by the Remuneration Committee. The KPIs include both financial and non-financial targets in respect of Company and business unit such as Earnings Before Interest and Tax and Free Cash Flow, and individual performance. The individual objectives relate to the implementation of the strategic objectives of the Company. They vary with position and responsibility and include measures such as achieving strategic outcomes, improvement in business effectiveness, product availability, safety and environment performance.

The value of any STI actually provided in a year will be determined by the Board having regard to the level of achievement of the KPIs.

Any STI award due to Dr Soursac, Mr Binfield or the Specified Executives is paid in cash.

Long Term Incentive ('LTI')
The Chief Executive Officer & Managing Director, the Executive Vice President, Chief Financial Officer, and Specified Executives were granted options to acquire shares in Mayne Pharma pursuant to the Mayne Pharma Executive Share Option Plan ('ESOP').

Each option gives the executive an entitlement, subject to the satisfaction of the performance conditions described below and payment of the exercise price, to acquire one fully paid ordinary share.

The shares necessary to satisfy the exercise of any options will be acquired on market at the time an executive exercises an option.

These options all vest in three tranches, equally divided over several years. For options with performance conditions related to FY06, one third of the Initial Grant will potentially vest immediately following the release of Mayne Pharma's profit results for FY06, one third on the first anniversary of that date and one third on the second anniversary of that date, provided the relevant conditions are met. Similarly for options with performance conditions related to FY07, one third of the grant will potentially vest immediately following the release of Mayne Pharma's profit results for FY07, one third on the first anniversary of that date and one third on the second anniversary of that date. For the four KMP's who have a contractual right to yearly option grants (Messrs Soursac, Binfield, Simmons and Pearce), these same vesting rules and performance conditions would apply to all subsequent grants.

All options are subject to the performance conditions being satisfied. The performance condition is based on Mayne Pharma's total shareholder return ('TSR'). TSR is the sum of any movement in the market price of Mayne Pharma shares, dividends paid on those shares and any capital returns. If the compound average growth rate in TSR over the performance period is 10%, then 50% of the options which are due to vest at that time, will vest. If the compound average annual growth rate in TSR over the performance period is 15%, then 100% of the options which are due to vest at that time, will vest. For growth rates between 10 and 15%, a proportionate number of the relevant options will vest.

If the performance condition is not met at the vesting date for any of the options, the performance condition will be re-tested at quarterly intervals over the following two year period.

For certain executives if there is a material change in their duties and responsibilities and the executives exercise their right to terminate the service contract as a result, the executives may elect to have all of the options which have been granted to them at the date of termination and which have not vested, vest immediately or alternatively to have those options vest in accordance with the normal vesting schedule, in either case without any performance conditions attached. For other executives, such vesting occurs only if there is a diminution of their duties and responsibilities. However, on termination for any other reason, the Mayne Pharma Board will determine in its absolute discretion whether any unvested options will vest.

The latest time at which an option may be exercised shall be five years from the date of the grant of the option. Options not exercised by that date shall lapse.

All Executives and Executive Directors who hold options under the ESOP are subject to the Company policy which prohibits them from entering into a transaction relating to those options that operates to limit the economic risk of the options allocated to them under the plan.

Details of participation by key management personnel are shown by number of options granted during the financial year in Table 6 and by value in Table 7.

The total fair value of unvested performance options has been calculated by an independent expert, Deloitte, using assumptions detailed in Table 13.

For the reporting of remuneration for the year (refer Tables 4.1, 4.2, 4.3, 12.1 and 12.2), the fair value of unvested options is apportioned pro rata over the period from the grant date to the projected vesting date which is three years.

For the executives in Table 6, the grants of options were contained in Executive Service Agreements with the date of effect of the grants to apply from the commencement of the Agreements. The formal grant of options for Dr T Soursac was approved on 5 April 2006 and for the remaining executives on 14 August 2006, with the exception of Mr H Burrill's, which were approved on 16 September 2006.

Table 7 Value of options granted to Executive Directors and Specified Executives

Executive Directors and Specified Executives	$ amount granted in the year (total fair value)	$ Amount of options exercised	$ Amount of options forfeited
T Soursac	1,976,000	–	–
P Binfield	996,000	–	–
J Pearce[1]	565,000	–	–
B Simmons	329,000	–	–
H Burrill	214,000	–	–
R Squarer	229,000	–	–
D Kiriacoulacos	110,000	–	–

1 Subsequent to year end, Mr Pearce ceased employment with the Company and his options were cancelled and included in his termination payment.

The options granted to Executive Directors and Specified Executives were provided at no cost to the executives. No options granted under the Mayne Pharma ESOP have been exercised during the year and none have lapsed. Subsequent to year end but before the date of this report, 990,000 options were cancelled upon the cessation of employment of a senior executive.

Table 6 Number of options granted to Executive Directors and Specified Executives

Executive Directors and Specified Executives	Options	Exercise price	Date of effect	Performance year
T Soursac	2,700,000	$2.50	19 Nov 2005	30 Jun 2006
P Binfield	1,360,000	$2.50	19 Nov 2005	30 Jun 2006
J Pearce[1]	990,000	$2.50	1 Jan 2006	30 Jun 2006
B Simmons	500,000	$2.50	16 Jan 2006	30 Jun 2006
H Burrill	375,000	$2.50	1 Jan 2006	30 Jun 2006
R Squarer	350,000	$2.68	22 May 2006	30 Jun 2007
D Kiriacoulacos	150,000	$2.50	19 Nov 2005	30 Jun 2006

1 Subsequent to year end, Mr Pearce ceased employment with the Company and his options were cancelled and included in his termination payment.

Relocation costs associated with recruitment and transfer of overseas specified executives

Moving the headquarters of Mayne Pharma to London resulted in the requirement to recruit and relocate a number of specified executives. In addition to Dr Thierry Soursac joining Mayne Pharma as Chief Executive Officer and Managing Director, the Executive Vice President, Chief Financial Officer and certain specified executives were relocated to London.

Where recruitment or relocation from overseas was required, relocation benefits in accordance with the executives' contracts of employment were offered.

The range of these benefits and services provided to these individuals may include:

- Travel to London for themselves and their immediate family on commencement.
- Legal advice and processing of required working visas.
- Tax advice and tax equalisation on foreign earned income.
- Removal costs.
- Temporary accommodation for the executive and family for an initial transition period.
- Rental costs for a prescribed period.

Section 5 – Company performance

A discussion of the Company's performance and its relationship with Board remuneration policy during its first year as an independent company is set out below. This summary of the Company's performance is based on the pro forma results. The pro forma results exclude all significant items and include normalisation adjustments to reflect the costs of operating as an independent Company, as well as the inclusion of the Salisbury operations for the full 12 month period. The Company believes that this enables a meaningful analysis of the underlying financial performance of Mayne Pharma's business.

Table 8 Mayne Pharma Limited daily closing share price (A$)



3.50
3.25
3.00
2.75
2.50
2.25
2.00
Market share price ($)
Nov 05
Dec 05
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06

Pro forma earnings before interest, tax, depreciation and amortisation increased significantly in FY06 to $170.7 million compared to $133.7 million in FY05.

Pro forma earnings before interest and tax increased significantly in FY06 to $119.0 million compared to $86.6 million in FY05.

Mayne Pharma has declared a dividend of 1.5c per share for the period ended 30 June 2006, its first dividend as an independent Company.

Trading in Mayne Pharma shares began on 21 November 2005 and closed at $2.85 on that day. From that date until 4 September 2006, the Mayne Pharma share price has moved in the range of $2.46 to $3.11, closing at $2.93 on 15 September 2006.

Relationship of performance to remuneration in FY06

The STI is for performance during the period from 1 July 2005 or the date of commencement of each Executive Director and Specified Executive to 30 June 2006, and the percentage of remuneration it represents is reported in Table 5. The actual amounts were determined on 6 September 2006 following the review of Mayne Pharma's performance against target criteria by the Remuneration Committee.

The payments reflect the excellent financial and strategic outcome for the period as reported above.

The LTI is directly related to TSR as defined in section 4 of this report. Entitlement to any reward from this component of remuneration requires a minimum growth in TSR of 10% per annum from 19 November 2005 to the date of the release of the financial results.

Historical long-term incentive entitlement
Mayne Group Share Option Scheme

Prior to 2002 Mayne Group executives were entitled to participate in the Mayne Executive Share Option Scheme ('Scheme').The Scheme was based on the allocation of options at an exercise price equal to the underlying share price at the date of allocation. There were no performance hurdles attached to the options, which was the underlying reason for the Mayne Group Board decision to cease future option allocations from 2002.

At the demerger date, the exercise price of the options was reduced by the amount of the capital reduction in the Mayne Group shares ($2.49) and consequently the options can only be exercised in favour of Symbion shares.

Only three key management personnel, none of whom are now employed by Mayne Pharma, held options from the Scheme beyond the demerger date. Details of these are set out below in Table 9:

Table 9

Former Key Management Personnel	Number of options	[1] Exercise price	Expire in financial year	Total value	% of total remuneration
S Richards	100,000	$4.39	2007	$217,000	9.2%
S Hinchen	50,000	$2.60	2007	$77,000	4.8%
P Jenkins	100,000	$3.96	2006	$204,000	11.1%

1 Post capital reduction.

Mayne Group Limited Senior Executive Short Term Incentive Plan ('SESTIP')

Under the SESTIP the Mayne Group Board awarded an incentive amount to selected executives, of which the executives would normally be required to take a minimum of 40% as shares in Mayne Group. Prior to the demerger the Mayne Group Board determined that the awards in 2005/2006 should be taken in cash only.

Eight key management personnel received payments immediately following the demerger under the SESTIP. The payments, linked to the successful completion of the demerger, were as set out in Table 10. These amounts are included in the bonus component of remuneration disclosed in Tables 4.1, 4.2, 4.3, 12.1 and 12.2.

Table 10

Key management person	Payment amount
Current executives	
P Binfield	$166,667
J Pearce [1]	$150,667
M Kotsanis	$150,000
Former (no longer with Company)	
S James	$875,000
P Jenkins	$210,000
S Richards	$166,667
S Hinchen	$211,817

1 Mr Pearce has left employment with Mayne Pharma subsequent to year end.

Prior to the demerger a Senior Executive Short Term Incentive Plan was established for Mayne Pharma Limited, however, the Mayne Pharma Board decided not to implement the Plan and no awards have been or will be made under it.

Section 6 – Executive pension plan

Given the relocation of Mayne Pharma to London, the Remuneration Committee sought advice on market practice relating to retirement benefits for comparable executives based in London.

Advice from pension plan consultants Mercers showed that the majority of new pension plan arrangements in London are defined contribution with an employer contribution rate typically around 20% of base salary. The benefit payable is the accumulation of the level of contribution over the period of contributory service of the executive and the investment performance of the fund over that period, less the cost of administration of the member accounts.

For the UK-based executives a separate division has been established within the UK general staff pension plan, with a contribution rate of 20% and benefit design as outlined above. The administration and investment management of the general staff pension plan is outsourced to a UK life insurance organisation which publicly offers pension plan management for companies.

Specified executives based outside of the UK contribute to the Company 401k plan and a non-qualified deferred compensation plan for employees in the US and Australian SGC compliant superannuation plans as applicable.

Specified executives are also provided with life and extended illness cover at the level applicable to Mayne Pharma employees in the countries where they are domiciled.

Section 7 – Employment agreement provisions

The terms of employment for each Executive Director and Specified Executive are formalised in employment agreements. Each of these agreements provides for fixed annual remuneration, the incentive arrangements outlined above, and the benefits payable in the event the agreement is terminated by the Company or the individual.

Information regarding the terms of employment, including the duration of the agreement, the periods of notice required to terminate the agreement and the termination payments provided under the contract, are summarised below. The termination payments provided are within the standards applicable to executives in the global pharmaceutical industry.

Chief Executive Officer and Managing Director
In August 2005, the Company entered into a service agreement with Dr T Soursac for his appointment as Chief Executive Officer and Managing Director with effect from the date the demerger became effective (18 November 2005) ('Agreement'). The Agreement has no fixed duration but is subject to the following notice provisions.

The Agreement may be terminated by Dr T Soursac on provision of three months' notice, or by giving notice to the Company, effective immediately, within six months of a material change to his duties and responsibilities.

The Company may terminate the employment of Dr T Soursac:

(a) with immediate effect in the event of serious or wilful misconduct, wilful neglect in the discharge of his duties, serious or persistent breach of the terms of his employment agreement, him becoming ineligible to hold the office of director of a company, or him being charged with a criminal offence which brings Mayne Pharma into disrepute,

(b) by giving 12 months notice, or

(c) by giving three months notice if he is unable to perform his duties for a total of 13 weeks in any 52 consecutive weeks or becomes otherwise incapable of performing his duties.

If Dr Soursac's appointment is terminated by Mayne Pharma in the circumstances specified in (b) or (c) above or by him giving notice within six months of a material change to his duties and responsibilities, the Company will pay to him, in addition to any payments or benefits owing up to the date of termination, a payment equal to base salary and the Target STI for the year in which such termination occurs for a period of 18 months. Any such payment will be in lieu of any notice which Dr Soursac would otherwise be entitled to receive.

The Agreement contains a restraint provision whereby Dr Soursac must not, during the period of 12 months after termination unless the Board consents, solicit or entice away any person who is or was a client, customer or supplier to Mayne Pharma and with whom he was involved during the period of 12 months prior to the termination of his appointment. He is also prohibited from enticing any Mayne Pharma employee with whom he had dealings in the 12 months prior to the date on which his appointment terminates, to leave Mayne Pharma.

Executive Vice President, Chief Financial Officer
Mr P Binfield is required to provide the Company with three months notice in the event of resignation. The Company is required to provide six months notice to Mr P Binfield in the event of termination and a termination payment of 12 months salary plus Target STI.

In the event of the Company terminates employment as a result of misconduct, that Executive has no entitlement to termination payments. Mr P Binfield is entitled to terminate his contract if there is a material change to his responsibilities and to receive the termination payments noted above.

Specified Executives
Notice periods and payments on termination
The service agreements for key management personnel are also open ended contracts (i.e. no fixed duration) subject to the notice periods set out in Table 11 below.

In the event the Company terminates an Executive's employment as a result of misconduct, that Executive has no entitlement to termination payments. Messrs Simmons, Pearce, Squarer and Kiriacoulacos are all entitled to terminate their contract if there is a diminution of their responsibilities and to receive the termination payments noted in Table 11. Mr Burrill is entitled to terminate his contract if there is a material change in his responsibilities and to receive the termination payments noted below.

Table 11

Specified Executive	Notice by the Specified Executive	Notice by the Company	Payment on termination by the Company
B Simmons	3 months	12 months	18 months salary and Target STI
J Pearce [1]	3 months	6 months	12 months salary and Target STI
H Burrill	3 months	3 months	12 months salary and Target STI
J Johnson	30 days	Nil	[3] 24 months salary + pro rata STI and pay in lieu of options (US$100,000)
M Rutkowski	3 months	3 months	[2] Nil
R Squarer	3 months	6 months	12 months salary and Target STI
D Kiriacoulacos	3 months	3 months	12 months salary

1 Mr Pearce has left employment with Mayne Pharma subsequent to year end.

2 Mr Rutkowski has a contractual right to receive US$500,000 as a retention bonus provided he is still employed by the Company through 31 October 2006.

3 Mr Johnson receives these payments only if termination is as a result of a change in control, significant reduction in responsibilities, or his place of work is relocated more than 50 miles away from its present location.

Section 8 – Remuneration paid

Details of the nature and amount of each element of remuneration of Dr Soursac and Mr Binfield are set out in Table 4.2 on page 40. Table 12.1 sets out an analysis of the nature and amount of remuneration of the Specified Executives. All values are in Australian dollars.

Table 12.1 Current Specified Executives: remuneration

Specified Executives		Primary			Post employment	Equity compensation	Other	Total
		Salary $	Bonus $	[3] Non-monetary benefits	Superannuation benefits	[4] Fair value of options	Termination of benefits	
B Simmons[2] Executive Vice President; Chief Operating Officer	2006	499,379	645,894	114,511	48,611	299,715	–	1,608,110
	2005[1]	–	–	–	–	–	–	–
J Pearce[5] Executive Vice President Human Resources and Internal Communications	2006	426,789	428,400	97,439	49,211	92,877	–	1,094,716
	2005[1]	345,139	405,800	4,487	106,861	–	–	862,287
J Johnson[2] Senior Vice President Global Quality	2006	409,553	274,405	–	17,509	133,726	–	835,193
	2005	371,118	225,819	–	18,350	66,863	–	682,150
H Burrill Executive Vice President Global Research and Development	2006	324,838	291,417	763	37,742	35,666	–	690,426
	2005[1]	–	–	–	–	–	–	–
M Rutkowski President Manufacturing and Supply Chain	2006	416,044	200,588	94,237	20,067	–	–	730,936
	2005[1]	108,604	–	9,270	–	–	–	117,874
R Squarer Senior Vice President Global Business Development	2006	63,393	214,017	2,223	12,679	7,947	–	300,259
	2005[1]	–	–	–	–	–	–	–
D Kiriacoulacos Acting General Counsel and Company Secretary	2006	223,914	132,000	–	26,749	22,300	–	404,963
	2005[1]	–	–	–	–	–	–	–
Total	2006	2,363,910	2,186,721	309,173	212,568	592,231	–	5,664,603
	2005	824,861	631,619	13,757	125,211	66,863	–	1,662,311

1 Executives were not classified as KMP's under the recognition of AASB 124 'Related Party Disclosures' in 2005.

2 Under US-based employment contracts with Mayne Group Limited, Mr J Johnson and Mr B Simmons in 2005 elected to receive an annual cash payment in lieu of the grant of options. The payments for 2005/2006 of $133,726 and $249,989 respectively are included in the table.

3 Non-monetary benefits include payments for the provision of accommodation, utilities, travel, motor vehicles, etc.

4 Fair value of options have been calculated based on an Independent valuation provided by Deloitte dated 25 August 2006. The fair value is apportioned pro rata from grant date to the projected date of vending which is three years. Refer section below for further discussion.

5 Mr Pearce has left employment with Mayne Pharma subsequent to year end.

Table 12.2 Former Specified Executives: remuneration

Specified Executives		Primary			Post employment	Equity compensation	Other	Total
		Salary $	Bonus $	[1] Non-monetary benefits	Superannuation benefits	Fair value of options	Termination of benefits	
S Richards	**2006**	**386,293**	**375,000**	**[2] 657,938**	**42,435**	**–**	**894,692**	**2,356,358**
President Commercial Operations	2005	515,057	470,000	200,598	41,400	62,000	–	1,289,055
S Hinchen	**2006**	**277,002**	**211,817**	**223,633**	**7,810**	**–**	**881,243**	**1,601,505**
Chief Financial Officer Pharma	2005	448,183	464,600	106,627	31,500	22,000	–	1,072,910
Total	**2006**	**663,295**	**586,817**	**881,571**	**50,245**	**–**	**1,775,935**	**3,957,863**
	2005	963,240	934,600	307,225	72,900	84,000	–	2,361,965

1 Non-monetary benefits include payments for the provision of accommodation, utilities, travel, motor vehicles, etc.

2 Expatriate benefits as an Australian executive located in the UK.

Options

The following factors and assumptions were used in determining the fair value of the options on grant date:

Table 13 Valuation assumptions for options

Grant date	Expiry date	Fair value per option	Exercise price	Price of shares on grant date	Expected volatility	Risk free interest rate	Dividend yield
19 November 2005	19 November 2010	$0.73	$2.50	$2.85	24%	5.5–6.2%	1.5%
01 January 2006	01 January 2011	$0.57	$2.50	$2.54	24%	5.5–6.2%	1.5%
16 January 2006	16 January 2011	$0.66	$2.50	$2.71	24%	5.5–6.2%	1.5%
22 May 2006	23 May 2011	$0.65	$2.68	$2.74	24%	5.5–6.2%	1.5%

The Company engaged an independent expert, Deloitte, to perform the valuation of options. The information is based on its report issued on 25 August 2006.

Table 14 Options granted to Key Management Personnel

Executive Director and Specified Executive		Number of options granted	Total fair value at date of grant $	Number lapsed	Number exercised	Expiry date of options
T Soursac	**2006**	**2,700,000**	**1,976,000**	–	–	**19 November 2010**
Chief Executive Officer and Managing Director	2005	–	–	–	–	–
P Binfield	**2006**	**1,360,000**	**996,000**	–	–	**19 November 2010**
Executive Vice President, Chief Financial Officer	2005	–	–	–	–	–
B Simmons	**2006**	**500,000**	**329,000**	–	–	**16 January 2011**
Executive Vice President, Chief Operating Officer	2005	–	–	–	–	–
J Pearce [1]	**2006**	**990,000**	**565,000**	–	–	**01 January 2011**
Executive Vice President Human Resources and Internal Communications	2005	–	–	–	–	–
J Johnson	**2006**	–	–	–	–	–
Senior Vice President Global Quality	2005	–	–	–	–	–
H Burrill	**2006**	**375,000**	**214,000**	–	–	**01 January 2011**
Executive Vice President Global Research and Development	2005	–	–	–	–	–
M Rutkowski	**2006**	–	–	–	–	–
President Manufacturing and Supply Chain	2005	–	–	–	–	–
R Squarer	**2006**	**350,000**	**229,000**	–	–	**23 May 2011**
Senior Vice President Global Business Development	2005	–	–	–	–	–
D Kiriacoulacos	**2006**	**150,000**	**110,000**	–	–	**10 November 2010**
Acting General Counsel and Company Secretary	2005	–	–	–	–	–

1 Subsequent to year end, Mr Pearce ceased employment with the Company and his options were cancelled and included in his termination payment.

All options expire on the earlier of their expiry date or termination of the individual's employment, unless termination is as a result of an employee's entitlement to terminate when his/her responsibilities are diminished or as a result of a redundancy. In the former situation, the employee has, pursuant to his employment agreement, 30 days to decide whether the options vest immediately or according to their normal vesting schedule. In the absence of an election, the options immediately vest. In the latter situation, the employee may exercise the options that have vested during the 12 month period following the date of cessation of employment. The options were provided at no cost to the executive, and no options were exercised in 2006.

Key Management Personnel changes in the year

During the reporting period, the classification of certain Executive Directors and Specified Executives changed in accordance with the recognition criteria of AASB 124 'Related Party Disclosures'. Those changes are detailed in Table 15 below.

Table 15 Key Management Personnel changes in the year

Executive Director and Specified Executive	Commenced as KMP	Ceased as KMP
T Soursac Chief Executive Officer and Managing Director	[2] 19 November 2005	–
B Simmons Executive Vice President, Chief Operating Officer	[1] 22 December 2005	–
H Burrill Executive Vice President Global Research and Development	[1] 19 November 2005	–
R Squarer Senior Vice President Global Business Development	[2] 23 May 2006	–
D Kiriacoulacos Acting General Counsel and Company Secretary	[1] 19 November 2005	–
M Kotsanis Executive Director Mayne Pharma Pty Ltd	–	[3] 4 October 2005 Resigned as Director
S James Managing Director and Chief Executive Officer	–	18 November 2005 Ceased Employment
S Richards President Commercial Operations	–	31 March 2006 Ceased Employment
P Jenkins Chief Development Officer	–	31 March 2006 Ceased Employment
S Hinchen Chief Financial Officer	–	18 November 2005 Ceased Employment

1 Mr B Simmons, Mr H Burrill and Mr D Kiriacoulacos became KMPs as a result of the management restructuring of the business following demerger from Mayne Group Limited. Mr Simmons was Acting COO and head of EMEA region from 20 December 2005 and became COO on 14 July 2006.

2 Commenced employment with the Company on this date.

3 Mr M Kotsanis was a director of Mayne Pharma Pty Ltd which became Mayne Pharma Limited upon demerger. He resigned from that directorship on 4 October 2005 in preparation for demerger, however, he has continued his employment as a senior executive with the Company.

Section 9 – Payments to persons before taking office

Effective 1 October 2005 Dr Soursac was engaged to provide consulting services to Mayne Group Limited in relation to its global pharmaceuticals business as agreed with the Board of Mayne Group Limited, for the 'transitional period' until 18 November 2005 when Mayne Group Limited's scheme of arrangement under Part 5.1 of the Corporations Act in relation to the demerger of the pharmaceuticals business took effect in law.

During the transitional period Dr Soursac was paid consulting fees at the rate of $US 1 million per annum and was entitled to the STI as outlined in Section 4. The salary paid and the STI for the transitional period are included in the payments reported for the period to 30 June 2006.

On 1 October 2005 Dr Soursac was granted an award of 250,000 Performance Rights in accordance with the rules of the Mayne Group Performance Share Plan. Under the terms of the grant all of the Performance Rights were extinguished on the day before the demerger took effect (18 November 2005) and Dr Soursac received no benefit from the Performance Rights.

Reconciliation of pro forma financial results to the concise financial report

The demerger of Mayne Pharma Limited ('Mayne Pharma') from Mayne Group Limited became effective on 18 November 2005, and Mayne Pharma was listed on the Australian Stock Exchange on 21 November 2005.

Mayne Pharma's financial accounts in the concise financial report have been prepared in accordance with the Australian equivalents to International Financial Reporting Standards ('AIFRS') and reflect the Company being a subsidiary of Mayne Group Limited up to the effective date of the demerger and a separate company thereafter.

The financial results presented in the body of the Annual Report for the 2006 and 2005 financial years are pro forma results unless otherwise stated. The pro forma results exclude all significant items and discontinued operations, and include normalisation adjustments to reflect the costs of operating as an independent company, as well as the inclusion of Mayne Pharma's Salisbury operations.

Mayne Pharma believes that the pro forma profit and loss statement provides a more meaningful analysis of the underlying financial performance of Mayne Pharma's business. A reconciliation between the pro forma results of operations and those contained in the concise financial report is provided below.

Reconciliation of pro forma results –
Unaudited financial years ended 30 June 2006 and 30 June 2005

	$'000		Significant items $'000		FHF inclusion for full period $'000		Corporate cost[2] allocation $'000		Pro forma $'000	
	2006[1]	2005	2006	2005	2006	2005	2006	2005	2006	2005
Sales revenue	**788,949**	644,735	–	–	**13,848**	38,036	–	–	**802,797**	682,771
Cost of sales	**(434,193)**	(368,973)	–	–	**(5,684)**	(15,668)	–	–	(439,877)	(384,641)
Gross profit	**354,756**	275,762	–	–	**8,164**	22,368	–	–	**362,920**	298,130
Other operating income	**7,602**	6,725	–	–	**(132)**	8,170	–	–	**7,470**	14,895
Distribution expenses	**(19,768)**	(20,085)	–	–	**(77)**	(11)	–	–	**(19,845)**	(20,096)
Selling and marketing expenses	**(91,294)**	(72,647)	–	–	**(254)**	(199)	–	–	**(91,548)**	(72,846)
Administrative expenses	**(70,583)**	(50,759)	–	–	**(246)**	(578)	**(6,068)**	(16,182)	**(76,897)**	(67,519)
Research and development expenditure[3]	**(27,573)**	(38,291)	–	–	**(1,396)**	(811)	–	–	**(28,969)**	(39,102)
Amortisation of identified intangibles[4]	**(24,963)**	(21,995)	–	–	**(983)**	(2,708)	–	–	**(25,946)**	(24,703)
Other operating expenses	**(132,073)**	(14,283)	**123,568**	12,942	**334**	(772)	–	–	**(8,171)**	(2,113)
Earnings before interest and tax	**(3,896)**	64,427	**123,568**	12,942	**5,410**	25,459	**(6,068)**	(16,182)	**119,014**	86,646
Depreciation and amortisation	**49,596**	41,663	–	–	**2,112**	5,400	–	–	**51,708**	47,063
EBITDA	**45,700**	106,090	**123,568**	12,942	**7,522**	30,859	**(6,068)**	(16,182)	**170,722**	133,709

[1] Based on Mayne Pharma Limited 30 June 2006 concise financial report.

[2] Based on 4.5 months (2005 – 12 months) of additional standalone costs (excluding write-off of due diligence costs) per the Mayne Group Limited Scheme Book for financial year 2005.

[3] Includes Regulatory costs and amortisation of capitalised Product Development costs.

[4] FHF proforma adjustment includes 4.5 months (2005 – 12 months) of amortisation of Operating Rights and Licenses recognised on acquisition of FHF.

Concise financial report

Mayne Pharma Limited
(formerly Mayne Pharma Pty Limited)
and its Controlled Entities
30 June 2006

Contents

The financial information provided in the following pages is for Mayne Pharma Limited for the 12 months 1 July 2005 to 30 June 2006.

As outlined in the Mayne Group Limited Explanatory Memorandum dated 7 October 2005 related to the demerger of Mayne Pharma Limited from Mayne Group Limited, Mayne Pharma Limited acquired from Mayne Group Limited FH Faulding & Co Limited including its pharmaceutical businesses based in Salisbury effective 18 November 2005 and accordingly they are not included in the financial results for the period 1 July 2005 to 17 November 2005 or in the comparative financial information. The financial results therefore differ from the 'pro forma' financials shown in the Mayne Group Limited Explanatory Memorandum which included a full 12 month contribution

Discussion and analysis of the Income Statement

For the year ended 30 June 2006

Sales revenue

Reported total sales revenue increased by 22.4% to $788.9 million. Sales revenue in Europe, the Middle East and Africa ('EMEA') increased $62.2 million (or 18.9%) to $391.0 million supported by the full year sales contributions from acquisitions and incremental sales of Paclitaxel in the region. Sales revenue in the Americas increased by $41.1 million (or 25.3%) to $203.5 million reflecting 7.5 months contribution from the oral USA export business of FH Faulding & Co Limited, a strong and successful Irinotecan launch in Canada, strong performance across all Canadian products, and a continued improvement in the performance of the US business across all key products. Sales revenue in the Asia Pacific region increased by $34.5 million (or 21.6%) as a result of strong organic growth across the business.

Gross profit

Reported gross profit increased $79.0 million (or 28.6%) to $354.8 million supported by the growth in sales revenue and improvement in margins. Gross profit as a percentage of sales increased from 42.8% to 45.0% in the current period. The increase in margins is attributable to factors including the strong performance of key molecules globally, successful launch of Irinotecan in Canada, improved manufacturing performances at Mulgrave, Boulder and Wasserburg, and the 7.5 months contribution of the oral USA export business of FH Faulding & Co Limited.

Distribution expenses

Distribution expenses fell $0.3 million (or 1.6%) to $19.8 million this financial year. Despite growth in sales revenue and volumes, distribution expenses as a percentage of sales were lowered from 3.1% to 2.5%, through tight cost control.

Selling and marketing expenses

Selling and marketing expenses increased $18.6 million (or 25.7%) to $91.3 million this financial year. This increase was primarily due to European acquisitions undertaken in financial year 2005 and early financial year 2006 to build Mayne Pharma Limited's geographic sales and marketing presence in the region.

Administrative expenses

Administrative expenses increased $19.8 million (or 39.1%) to $70.6 million this financial year. This increase is primarily due to the inclusion of additional head office costs related to the establishment of Mayne Pharma Limited as a separately listed company on the Australian Stock Exchange following its demerger from Mayne Group Limited on 18 November 2005.

Product development expenditure

Product development expenditure decreased by $10.7 million (28.0%) to $27.6 million essentially due to an increased number of projects reaching the development stage at which point expenditure on the project is required to be capitalised under AIFRS. However, the total research and development spend increased year on year by $5.5 million (or 10.7%) to $56.7 million.

Amortisation of operating rights and licences

Amortisation of operating rights and licences increased $3.0 million (or 13.5%) to $25.0 million resulting from the European acquisitions completed in financial year 2005 and early 2006 as well as the renegotiation of the Ivax in-licensing agreement for Paxene®, and operating rights and licences acquired through the acquisition of the oral USA export business of FH Faulding & Co Limited in November 2005 from Mayne Group Limited.

Other expenses

Other expenses for the period are $132.1 million. The significant increase over the prior period relates primarily to significant items recorded this financial year that have largely resulted from the new strategic orientation of Mayne Pharma Limited following its demerger from Mayne Group Limited in November 2005. Significant items before tax total an expense of $123.6 million. This compares to a loss before tax of $12.9 million in the prior financial year. The significant items in the current period are as follows:

- a $59.2 million impairment loss on property, plant and equipment related to the Aguadilla manufacturing facility following a strategic review of the facility in February 2006;
- the impairment of $14.6 million in business and product development costs associated with projects that are no longer core to the new strategy of the Company;
- the impairment of $9.2 million in relation to the development agreement with Pliva d.d. in regard to the bio-similar product EPO which is no longer being pursued by Mayne Pharma Limited;
- the impairment of $19.5 million of capitalised development costs in relation to the anaesthetic product propofol. The market dynamics have changed with additional competition leading to significant price erosion;
- the impairment of $3.5 million in relation to an investment in the NASDAQ listed company Tapestry Pharmaceuticals, Inc. which is classified as an available-for-sale financial asset in this Annual report;
- a $11.9 million loss relating to costs associated with the demerger of Mayne Pharma Limited on 18 November 2005 from Mayne Group Limited; and
- costs of $5.7 million incurred associated to the investigation of a possible listing of Mayne Pharma Limited on both the London Stock Exchange as well as the Ausrtalian Stock Exchange.

Net finance costs

Net finance costs decreased $12.0 million to $3.4 million. The decrease in net interest expense relates primarily to the conversion of interest-bearing liabilities owed to Mayne Group Limited to capital under the demerger Scheme of Arrangement on 18 November 2005 as well as an improvement in operating cash flows through improved working capital management.

Income Statement

For the year ended 30 June 2006

	Note	2006 $'000	2005 $'000
Sales revenue	3	**788,949**	644,735
Cost of sales		**(434,193)**	(368,973)
Gross profit		**354,756**	275,762
Other income	5	**7,602**	6,725
Distribution expenses		**(19,768)**	(20,085)
Selling and marketing expenses		**(91,294)**	(72,647)
Administrative expenses		**(70,583)**	(50,759)
Product development expenditure		**(27,573)**	(38,291)
Amortisation of operating rights and licences	15	**(24,963)**	(21,995)
Other expenses	6	**(132,073)**	(14,283)
Results from operating activities		**(3,896)**	64,427
Financial income		**1,239**	2,039
Financial expense		**(4,628)**	(17,391)
Net finance costs		**(3,389)**	(15,352)
Share of net profits of investments accounted for using the equity method	12	**70**	320
Profit/(loss) before tax		**(7,215)**	49,395
Income tax expense	8	**(24,120)**	(10,076)
Profit after tax but before loss on discontinued operations and loss on sale of discontinued operations		**(31,335)**	39,319
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	3	**–**	(13,931)
Profit/(loss) attributable to members of Mayne Pharma Limited		**(31,335)**	25,388

Earnings per share (note 10):
The earnings per share calculations presented below have been prepared in accordance with AASB 133 'Earnings per Share'.

	2006	2005
Basic earnings per share attributable to ordinary equity holders	**(8.4)c**	25,388,000.0c
Diluted earnings per share attributable to ordinary equity holders	**(8.4)c**	25,388,000.0c
Basic earnings per share from continuing operations	**(8.4)c**	39,319,000.0c
Diluted earnings per share from continuing operations	**(8.4)c**	39,319,000.0c

On 18 November 2005, to facilitate the separation of the global pharmaceutical business from Mayne Group Limited, Mayne Pharma Limited issued 640,655,316 new shares (refer note 18). Due to the significant change in the capital structure of the Company on the issuance of these shares an alternative denominator has been used in determining the basic and dilutive earnings per share figures shown below:

	2006	2005
Alternative basic earnings per share attributable to ordinary equity holders	(4.9)c	4.0c
Alternative diluted earnings per share attributable to ordinary equity holders	(4.9)c	4.0c
Alternative basic earnings per share from continuing operations	(4.9)c	6.1c
Alternative diluted earnings per share from continuing operations	(4.9)c	6.1c

Dividends per share (note 11):

	2006	2005
Final dividend payable 5 October 2006 (cents per share)	**1.5c**	0.0c

The income statement is to be read in conjunction with the discussion and analysis on page 54 and the notes to these financial statements set out on pages 62 to 93.

Discussion and analysis of the Statement of Recognised Income and Expenses

For the year ended 30 June 2006

Foreign exchange adjustments on consolidation
The foreign exchange adjustments on consolidation reflect foreign exchange spot rate movements at 30 June 2006 against the average and historical rates of the Euro, US dollar, Canadian dollar and British pound sterling against the Australian dollar. The largest impacts are attributable to those subsidiaries with larger net asset positions, additionally the balance sheet of Mayne Pharma (USA) Inc. was recapitalised during the period which resulted in a significant increase in US dollar net assets of the subsidiary.

Available-for-sale investments
The consolidated entity holds an equity investment in a listed company which is classified as available-for-sale. At each reporting date the investment is adjusted to reflect the fair value of the shares at that date with the revaluation recognised directly in equity. Since the date of acquisition, the share price of the investment has steadily declined with $0.4 million of the reduction in value occurring in the current period.

Following analysis of the share price decline of the investment and the expiration of time, Management is of the view that the decline experienced to date is now of a permanent nature and as a result an impairment loss of $3.5 million has been recognised in the income statement to recognise this diminution in value.

Change in accounting policy
From 1 July 2005 the consolidated entity adopted AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement'. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings and fair value reserve) at 1 July 2005 (refer note 27).

Statement of Recognised Income and Expenses

For the year ended 30 June 2006

	Note	2006 $'000	2005 $'000
Foreign exchange adjustments on consolidation	19	**37,672**	(6,381)
Available-for-sale investments			
Gain/(loss) on valuation of available-for-sale investments	19	**(350)**	-
Transfer of available-for-sale equity reserves to income statement	19	**3,530**	-
Cash flow hedges:			
Effective portion of changes in fair value	19	**92**	-
Transfer to income statement for the year	19	**(92)**	-
Actuarial gain/(loss) on defined benefit plans	19	**(149)**	-
Income tax on items taken directly to or transferred from equity		-	-
Net income recognised directly in equity		**40,703**	(6,381)
Profit/(loss) for the period		**(31,335)**	25,388
Total recognised income and expense for the period attributable to equity holders		**9,368**	19,007
Effects of change in accounting policy to equity holders:			
First-time adoption of AASB 139 'Financial Instruments: Recognition and Measurement'			
Net gain/(loss) on cash flow hedges	27	-	-
Net gain/(loss) on fair value of available-for-sale investments	27	**(3,112)**	-
		(3,112)	-

Movements in reserves and retained profits are set out in note 19.

The statement of recognised income and expenses is to be read in conjunction with the discussion and analysis on page 56 and the notes to these financial statements set out on pages 62 to 93.

Discussion and analysis of the Balance Sheet

As at 30 June 2006

Cash and deposits

The increase in cash and deposits, by $61.2 million to $115.6 million relates in part to the initial cash position that Mayne Pharma Limited received on demerger from Mayne Group Limited on 18 November 2005 as set out in the demerger Scheme of Arrangement, and improved cash generation from operations through improved working capital management. Further details are set out in the discussion and analysis to the Statement of Cash Flows.

Trade and other receivables

Trade and other receivables increased $32.6 million (or 18.9%) to $204.9 million. The increase was primarily attributable to the acquisition of FH Faulding & Co Limited upon demerger of the consolidated entity from Mayne Group Limited. The balance reflects the strong sales growth of the business partially offset by improvements in working capital management.

Related party receivables

Other receivables decreased by $159.0 million reflecting the capitalisation of amounts due from Mayne Group Limited in the prior period into equity. Under the demerger Scheme of Arrangement the intercompany accounts with Mayne Group Limited were settled as part of the acquisition of FH Faulding & Co Limited from Mayne Group Limited as well as the demerger process.

Inventory

Inventory has increased by $14.9 million (or 8.3%) to $195.5 million at 30 June 2006, the change reflects the expected increase in inventory to meet increased underlying growth in sales revenue.

Property, plant and equipment

Property, plant and equipment increased by $37.1 million (or 16.6%). The increase was primarily attributable to property plant and equipment acquired through the demerger process from Mayne Group Limited, and substantially related to the impact of acquiring the Salisbury manufacturing facility of FH Faulding & Co Limited as part of the demerger on 18 November 2005. Non-acquisition capital expenditure during the period was primarily related to manufacturing facilities, but the overall impact of this additional expenditure on the balance sheet was substantially offset by the impairment adjustment recorded against the Aguadilla manufacturing facility in Puerto Rico (refer note 6).

Product development

Capitalised product development increased $8.3 million (or 23.2%) to $44.0 million. The increase primarily represents the net result of $29.1 million of costs capitalised during the period as required under AIFRS, less amortisation of $1.5 million and impairment adjustments of $19.5million for the period (refer note 6).

Goodwill

Goodwill increased $60.0 million on the prior period as a result of the acquisition of FH Faulding & Co Limited as part of the demerger from Mayne Group Limited, acquisition of Biologici in Europe and the impact of foreign currency movements on non-Australian dollar goodwill balances.

Identified intangible assets

Identified intangible assets increased $13.8 million (or 5.6%) to $258.5 million. The increase is primarily due to operating rights and licences associated with the acquisition of FH Faulding & Co Limited. The impact of this acquisition is partially offset by impairment adjustments recorded following the change in strategic orientation post demerger. The impairment adjustments have been discussed further in the management discussion and analysis for the Income Statement and note 15.

Trade and other payables

Trade and other payables increased $30.0 million (or 27.7%) during the period to $138.6 million reflecting the acquisition of FH Faulding & Co Limited as part of the demerger from Mayne Group Limited.

Related party indebtedness

The related party indebtedness balance is nil at year end reflecting capitalisation of all borrowings with Mayne Group Limited on demerger.

Current and deferred tax liabilities

Current and deferred tax liabilities increased $6.0 million (or 18.3%) on the prior period primarily representing deferred tax liabilities recognised through the acquisition of FH Faulding & Co Limited on demerger from Mayne Group Limited.

Provisions

Provisions (both current and non-current) have decreased $28.0 million (or 42.4%) primarily due to the termination of a product development contract with a third party thereby releasing Mayne Pharma Limited from the obligation to make future payments in relation to the product development.

Contributed equity

Contributed equity increased by $1,608.8 million due to the issue of new shares by Mayne Pharma Limited on 18 November 2005 in accordance with the demerger Scheme of Arrangement and capitalisation of related party receivables and indebtedness.

Balance Sheet

As at 30 June 2006

	Note	2006 $'000	2005 $'000
Current assets			
Cash and cash equivalents		**115,619**	54,436
Trade and other receivables		**204,918**	172,356
Related party receivables	4	**-**	159,054
Inventories		**195,474**	180,570
Prepayments		**11,501**	10,818
Total current assets		**527,512**	577,234
Non-current assets			
Other receivables		**2,830**	2,460
Investments		**905**	4,273
Investments accounted for using the equity method	12	**4,641**	1,304
Deferred tax assets		**24,965**	37,161
Property, plant and equipment	13	**260,205**	223,069
Product development	14	**44,024**	35,732
Goodwill		**884,752**	824,711
Identified intangible assets	15	**258,508**	244,744
Total non-current assets		**1,480,830**	1,373,454
Total assets	3	**2,008,342**	1,950,688
Current liabilities			
Trade and other payables		**138,565**	108,522
Related party indebtedness	4	**-**	1,570,893
Interest-bearing liabilities	17	**4,499**	5,629
Employee benefits		**18,631**	13,585
Current tax liabilities		**7,843**	17,138
Provisions		**19,939**	30,595
Total current liabilities		**189,477**	1,746,362
Non-current liabilities			
Other payables		**44**	146
Interest-bearing liabilities	17	**11,591**	13,415
Deferred tax liabilities		**31,201**	15,868
Employee benefits		**6,999**	4,514
Provisions		**18,008**	35,365
Total non-current liabilities		**67,843**	69,308
Total liabilities	3	**257,320**	1,815,670
Net assets		**1,751,022**	135,018
Equity			
Equity attributable to equity holders of the parent			
Issued capital	18	**1,608,760**	–
Reserves	19	**32,277**	(6,451)
Retained profits	19	**109,985**	141,469
Total equity		**1,751,022**	135,018

The balance sheet is to be read in conjunction with the discussion and analysis on page 58 and the notes to these financial statements set out on pages 62 to 93.

Discussion and analysis of the Statement of Cash Flows

For the year ended 30 June 2006

Cash flows from operating activities

Net operating cash flow for the financial year was $167.9 million compared to $86.6 million in the prior period. The substantial increase over the prior period reflects the continued strong growth of Mayne Pharma Limited, both by acquisition and organically, and a greater focus on working capital management in the current period.

Cash flows from investing activities

Mayne Pharma Limited invested $141.9 million during the financial year. This cash was primarily utilised for:

- net payments for property, plant and equipment of $64.3 million;
- payments for acquisitions of entities and businesses of $23.1 million;
- payments for acquisition of operating rights and licences of $24.4 million;
- payments for capitalised product development activities of $27.8 million; and
- payments for investments of $3.3 million.

Cash flows from financing activities

Cash flows from financing activities primarily includes net cash of $37.8 million received from Mayne Group Limited in accordance with the terms of the demerger Scheme of Arrangement.

Net cash flows

Overall, the net cash position of the Group increased by $61.2 million to $115.6 million for the year ended 30 June 2006, including an adjustment for foreign exchange rate changes of $4.0 million.

Statement of Cash Flows

For the year ended 30 June 2006

	2006 $'000	2005 $'000
Cash flows from operating activities		
Cash receipts from customers	**836,155**	654,141
Cash payments to suppliers and employees	**(652,555)**	(566,276)
Cash generated from operations	**183,600**	87,865
Interest received	**1,000**	1,003
Interest paid	**(1,503)**	(3,309)
Income taxes (paid)/refunded	**(15,201)**	1,004
Net cash from operating activities	**167,896**	86,563
Cash flows from investing activities		
Payments for acquisition of entities and businesses	**(23,147)**	(100,395)
Payments for property, plant and equipment	**(64,346)**	(83,572)
Payments for operating rights and licences	**(24,418)**	(59,621)
Payments for amounts capitalised into goodwill	**-**	(7,937)
Payments for product development costs	**(27,761)**	(13,263)
Payments for investments	**(3,268)**	-
Proceeds from sale of property, plant and equipment	**112**	172
Proceeds on disposal of entities and businesses	**965**	8,726
Net cash from investment activities	**(141,863)**	(255,890)
Cash flows from financing activities		
Proceeds from borrowings with Symbion Health Limited	**37,767**	392,570
Proceeds from borrowings	**-**	39,899
Capitalised borrowing costs	**(1,734)**	-
Repayment of loans with Symbion Health Limited	**-**	(1,489)
Repayments of borrowings	**(4,928)**	(240,468)
Net cash from financing activities	**31,105**	190,512
Net increase in cash and cash equivalents	**57,138**	21,185
Cash and cash equivalents at the beginning of the financial year	**54,436**	38,151
Effect of exchange rate fluctuations on cash held	**4,045**	(4,900)
Cash and cash equivalents at the end of the financial year	**115,619**	54,436

The statement of cash flows is to be read in conjunction with the discussion and analysis on page 60 and the notes to these financial statements set out on pages 62 to 93.

1. Basis of preparation of concise financial report

The concise financial report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's full financial report for the financial year. Other information included in the concise financial report is consistent with the consolidated entity's full financial report. The concise financial report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

For reporting periods on or after 1 January 2005 the consolidated entity must comply with Australian equivalents to International Financial Reporting Standards ('AIFRS') as issued by the Australian Accounting Standards Board ('AASB'). The date of adoption of AIFRS for the consolidated entity is 1 July 2005. This is the first AIFRS concise financial report prepared by the consolidated entity. AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' has been applied in preparing this financial report.

The concise financial report has been prepared on the basis of historical costs except for derivative financial instruments and available-for-sale investments which have been measured at fair value. Non-current assets and disposal groups held for sale are stated at the lower of carrying amount and fair value less costs to sell.

A full description of the accounting policies adopted by the consolidated entity may be found in the consolidated entity's full financial report. Except for the change in accounting policy (refer note 27), the accounting policies adopted have been applied consistently throughout the consolidated entity to all periods presented in these consolidated financial statements and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purpose of transition to Australian Accounting Standards – AIFRS, as required by AASB 1. The impact of transition from previous GAAP to AIFRS is explained in note 26.

The presentation currency is Australian dollars.

2. Accounting estimates and judgements

The preparation of a financial report in conformity with Australian Accounting Standards requires Management to make certain judgements, assumptions and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

A regular review is made of these estimates and underlying assumptions with any movements resulting from a change in the estimates being recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have been applied by the consolidated entity are:

Impairment of goodwill and intangibles with indefinite useful lives

At least annually the consolidated entity assesses whether goodwill and intangible assets, with indefinite useful lives, are impaired. These calculations involve estimating the recoverable amount of the cash-generating units ('CGUs') to which the goodwill and intangible assets, with indefinite useful lives, are allocated.

The allocation of goodwill to the CGUs represents the integrated global nature of the injectable pharmaceutical business of the consolidated entity.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a Monte Carlo simulation valuation model and a Black-Scholes framework.

Defined benefit fund assumptions

Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit fund obligations.

Critical accounting judgements in applying the consolidated entity's accounting policies

Certain critical accounting judgements in applying the consolidated entity's accounting policies are described below.

Revenue recognition

In accordance with industry practice the consolidated entity offers discounts or allowances to some of its customers or governmental authorities in the form of rebates, charge backs, price adjustments, discounts, promotional allowances or other allowances. The consolidated entity's revenue recognition policy requires Management to make a number of estimates relating to rebates and other credits, charge backs and price adjustments. The accruals for these provisions are presented in the financial statements as reductions to the sale of goods and trade receivables.

Rebates, promotional and other credits

Provisions for rebates, promotional and other credits are estimated based on historical payment experience, estimated customer inventory levels, product dating and expiration and change in contract terms. Provisions for price adjustments, returns and charge backs require Management to make substantive judgements. The consolidated entity has extensive internal historical information which is used as the primary factor in determining reserve requirements and believes that this historical data, in conjunction with periodic review of available third-party data, updated for any applicable changes in available information, provides a reliable basis for the provision estimates.

Charge backs
The provision for charge backs is the most significant and complex estimate used in the recognition of revenue. In the United States the consolidated entity sells products directly to wholesalers and generic distributors ('wholesale customers') and also sells products indirectly to managed care organisations, hospitals and group purchase organisations ('indirect customers'). The consolidated entity enters into agreements with its indirect customers to establish pricing on certain products and the indirect customers then, independently, select a wholesaler from which they purchase the products at the agreed-upon prices. The consolidated entity then provides a credit to the wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler's invoice price, termed a 'charge back'.

The provision recognised by the consolidated entity for charge backs is estimated using the historical sell-through levels by the wholesale customers to the indirect customers and the estimated wholesaler inventory level. Management continually monitors the provision for charge backs and makes judgements when it believes that actual charge backs may differ from the estimated reserve.

Price adjustments
Price adjustments, also known as 'shelf stock adjustments' are credits issued to reflect decreases in the selling prices of the consolidated entity's products that customers have remaining in their inventories at the time of the price reduction. Decreases in selling prices are discretionary decisions made by Management to reflect competitive market conditions. The provision recognised for shelf stock adjustments is based upon specified terms with customers, estimated declines in market prices and estimates of inventory held by customers.

Capitalisation of development costs
Research and development activities are undertaken to maintain the product portfolio and pipeline of the consolidated entity. The intangible asset accounting policy of the consolidated entity requires that all expenditure incurred on research activities must be expensed while expenditure incurred on development activities must be capitalised. Capitalisation of development expenditure can only occur if it can be demonstrated that it is probable that the asset will generate future economic benefits.

In applying this policy Management are required, for each product development project, to make an assessment of when the project activity transitions from the research phase to the development phase including evaluating whether or not that expenditure is probable of generating future economic benefits for the consolidated entity.

When determining the point from which expenditure incurred in the development phase of a product development project must be capitalised management obtains advice from appropriately qualified and technically skilled employees of the consolidated entity with regard to the commercial success of the final product being developed and the technical feasibility of the development. In conjunction with this advice Management reviews whether it is the intention of the consolidated entity to continue with the development at which point a decision is then made as to whether or not the development expenditure should be capitalised.

3. Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risk and rewards that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those segments operating in other economic environments.

The consolidated entity's operations are predominantly made up of the worldwide development, manufacture and distribution of injectable pharmaceuticals. Business operations recently acquired have increased the consolidated entity's operations in the area of contract manufacturing. Manufacturing plants are located in Australia, the USA, Puerto Rico and Germany with products distributed to more than 65 countries in three principal geographical locations, being Asia Pacific, the Americas and Europe, Middle East and Africa.

Segment information is presented in the financial statements in respect of the consolidated entity's geographical segments which reflects the management and the internal reporting structure of the consolidated entity during the financial period.

Transfer prices between geographical segments are set at an arm's length basis in a manner similar to transactions with third parties. Segment revenue, segment expenses and segment results include transfers between the geographical segments. Inter-segment revenue and inter-segment results represent the internal trading within the consolidated group. These are eliminated on consolidation.

Segment results include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise expenditure which is not recovered from the operating segments, cash deposits, investments, borrowings and tax balances not attributable to the operating segments. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographic segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the asset.

Additional segment information has been provided in this report in relation to the injectable pharmaceutical and vials and contract manufacturing businesses of the consolidated entity.

Notes to the concise financial statements

For the year ended 30 June 2006

3. Segmental reporting (continued)

Geographical segments for the year ended 30 June 2006

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Eliminations $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Revenue							
Revenue from external customers:							
Sale of goods	194,442	203,468	391,039	–	788,949	–	788,949
Government grants	1,121	–	–	–	1,121	–	1,121
Other income	3,738	1,527	1,216	–	6,481	–	6,481
	199,301	204,995	392,255	–	796,551	–	796,551
Inter-segment revenue	208,379	64,830	–	(273,209)	–	–	–
Total segment revenue	407,680	269,825	392,255	(273,209)	796,551	–	796,551
Result							
Segment profit before significant items	67,677	11,781	66,490	–	145,948	–	145,948
Significant items	–	(87,193)	(9,209)	–	(96,402)	–	(96,402)
Segment result	67,677	(75,412)	57,281	–	49,546	–	49,546
Inter-segment result	56,555	(6,600)	(46,395)	(3,560)	–	–	–
Total segment result	124,232	(82,012)	10,886	(3,560)	49,546	–	49,546
Unallocated expenses					(26,277)	–	(26,277)
Unallocated significant items					(27,165)	–	(27,165)
Results from operating activities					(3,896)	–	(3,896)
Net finance costs					(3,389)	–	(3,389)
Share of profit of associates and joint ventures	70	–	–	–	70	–	70
Profit/(loss) before tax					(7,215)	–	(7,215)
Income tax expense					(24,120)	–	(24,120)
Loss on sale of discontinued operation					–	–	–
Income tax expense					–	–	–
Loss on sale of discontinued operation, net of tax					–	–	–
Profit/(loss) for the period					(31,335)	–	(31,335)

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Unallocated $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Assets and liabilities							
Segment assets	1,002,865	373,920	536,615	90,301	2,003,701	–	2,003,701
Investment in associates	4,641	–	–	–	4,641	–	4,641
Total assets	1,007,506	373,920	536,615	90,301	2,008,342	–	2,008,342
Segment liabilities	78,801	28,472	79,372	70,675	257,320	–	257,320
Total liabilities	78,801	28,472	79,372	70,675	257,320	–	257,320
Other segment information							
Capital expenditure							
– property, plant and equipment	14,065	36,570	8,551	4,991	64,137	–	64,137
– intangible assets	27,169	6,066	10,127	5,766	49,128	–	49,128
Depreciation	9,560	4,938	5,052	100	19,650	–	19,650
Amortisation	3,557	15,579	10,810	–	29,946	–	29,946
Impairment losses	931	87,389	9,493	9,658	107,471	–	107,471
Restructuring provisions	3,935	–	–	17,507	21,442	–	21,442
Other significant items	–	–	–	–	–	–	–

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

3. Segmental reporting (continued)

Geographical segments for the year ended 30 June 2005

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Eliminations $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Revenue							
Revenue from external customers:							
Sale of goods	159,900	162,348	328,874	–	651,122	6,387	644,735
Government grants	1,200	–	–	–	1,200	–	1,200
Other income	(179)	546	5,158	–	5,525	–	5,525
	160,921	162,894	334,032	–	657,847	6,387	651,460
Inter-segment revenue	150,250	47,238	–	(197,488)	–	–	–
Total segment revenue	311,171	210,132	334,032	(197,488)	657,847	6,387	651,460
Result							
Segment profit before significant items	24,068	667	49,311	–	74,046	(3,324)	77,370
Significant items	(1,990)	(953)	–	–	(2,943)	–	(2,943)
Segment result	22,078	(286)	49,311	–	71,103	(3,324)	74,427
Inter-segment result	37,718	(8,990)	(24,256)	(4,472)	–	–	–
Total segment result	59,796	(9,276)	25,055	(4,472)	71,103	(3,324)	74,427
Unallocated expenses					–	–	–
Unallocated significant items					(10,000)	–	(10,000)
Results from operating activities					61,103	(3,324)	64,427
Net finance costs					(16,834)	(1,482)	(15,352)
Share of profit of associates and joint ventures	320	–	–	–	320	–	320
Profit/(loss) before tax					44,589	(4,806)	49,395
Income tax expense					(10,076)	–	(10,076)
Loss on sale of discontinued operation					(9,640)	(9,640)	–
Income tax expense					515	515	–
Loss on sale of discontinued operation, net of tax					(9,125)	(9,125)	–
Profit/(loss) for the period					25,388	(13,931)	39,319

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Unallocated $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Assets and liabilities							
Segment assets	975,959	411,141	525,123	37,161	1,949,384	3,016	1,946,368
Investment in associates	1,304	–	–	–	1,304	–	1,304
Total assets	977,263	411,141	525,123	37,161	1,950,688	3,016	1,947,672
Segment liabilities	1,084,125	396,323	275,960	59,262	1,815,670	559	1,815,111
Total liabilities	1,084,125	396,323	275,960	59,262	1,815,670	559	1,815,111
Other segment information							
Capital expenditure							
– property, plant and equipment	51,479	24,742	4,774	–	80,995	–	80,995
– intangible assets	6,630	9,862	123,089	–	139,581	–	139,851
Depreciation	7,288	4,514	4,621	–	16,423	101	16,322
Amortisation	2,363	14,574	8,403	–	25,340	–	25,340
Impairment losses	–	952	–	–	952	–	952
Restructuring provisions	–	–	–	–	–	–	–
Other significant items	1,990	–	–	10,000	11,990	–	11,990

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

3. Segmental reporting (continued)

Business segments for the year ended 30 June 2006

	Injectables & Vials $'000	Contract Manufacturing $'000	Unallocated $'000	Total $'000
Revenue from external customers:	**706,063**	**90,488**	–	**796,551**
Segment assets	**1,716,064**	**201,977**	**90,301**	**2,008,342**
Capital expenditure				
– property, plant and equipment	**57,007**	**2,139**	**4,991**	**64,137**
– intangible assets	**43,362**	–	**5,766**	**49,128**
Depreciation	**16,577**	**2,973**	**100**	**19,650**
Amortisation	**27,889**	**2,057**	–	**29,946**
Impairment losses	**97,813**	–	**9,658**	**107,471**
Restructuring provisions	**3,935**	–	**17,507**	**21,442**
Other significant items	–	–	–	–

Business segments for the year ended 30 June 2005

	Injectables & Vials $'000	Contract Manufacturing $'000	Unallocated $'000	Total $'000
Revenue from external customers:	610,490	47,357	–	657,847
Segment assets	1,786,496	127,031	37,161	1,950,688
Capital expenditure				
– property, plant and equipment	78,207	2,788	–	80,995
– intangible assets	139,581	–	–	139,581
Depreciation	13,330	3,093	–	16,423
Amortisation	25,042	298	–	25,340
Impairment losses	952	–	–	952
Restructuring provisions	–	–	–	–
Other significant items	11,990	–	–	11,990

4. Mayne Group Limited demerger of Mayne Pharma Limited

On 16 November 2005, the shareholders of Mayne Group Limited voted in favour of the proposed demerger and the separate Australian listing of its international injectable generic and specialty pharmaceutical business from its domestic healthcare business. Following approval of the demerger by shareholders, on 18 November 2005, the Supreme Court of Victoria officially endorsed the demerger Scheme of Arrangement thereby effecting the separation of the two businesses from that date.

On approval of the demerger two new companies, both listed on the Australian Stock Exchange ('ASX'), were formed, being:

- Mayne Pharma Limited (formerly Mayne Pharma Pty Limited), an international pharmaceutical company focused on research and development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals; and
- Symbion Health Limited (formerly Mayne Group Limited), a large Australian healthcare-focused company with leading market positions in pathology, diagnostic imaging, pharmacy and health-related consumer products.

Both companies commenced trading on the ASX on 21 November 2005.

To implement the approved demerger a number of transactions occurred, the most significant of these transactions included an internal restructure of businesses and assets within Mayne Group prior to the separation, capital reduction and share issue that occurred in the appropriate entities to effect legal separation of the businesses.

Internal restructuring

On approval of the demerger, but prior to the actual separation of the pharmaceutical business, the ownership of a number of operational entities of Mayne Group Limited ('Mayne Group') was transferred within the Group to create the appropriate ownership structure for the swift demerger of the pharmaceutical business from Mayne Group. As a result of this internal restructure Mayne Pharma Limited ('Mayne Pharma') acquired FH Faulding & Co Limited from Mayne Group for consideration of $73.3 million. This consideration was not paid in cash but was added to the outstanding loan amounts owed by Mayne Pharma Limited to Mayne Group.

See note 22 for further details of the FH Faulding & Co Limited acquisition.

Capital/Debt restructure

On approval of the demerger the capital structures of both Mayne Group Limited and Mayne Pharma Limited changed significantly.

In accordance with the demerger Scheme of Arrangement, Mayne Group Limited reduced its capital and Mayne Pharma Limited issued 640,655,316 new shares. Instead of the Mayne Group shareholders receiving their Capital Reduction entitlements in cash the amounts were automatically applied, on behalf of the shareholders, as payment for the Mayne Pharma Limited shares that had been issued. As a consequence of the transaction each shareholder received one Mayne Pharma Limited Share for every Mayne Group Share held.

The impact of the above transaction on Mayne Pharma Limited was that as a result of the Mayne Group Limited capital reduction and share purchase, made by Mayne Group Limited on the behalf of its shareholders, the outstanding loan amounts owed to Mayne Group Limited were extinguished by Mayne Pharma Limited through the share issue.

At the date of the demerger, 18 November 2005, the net value of outstanding amounts owed by Mayne Pharma Limited to Mayne Group of $1,608.8 million were capitalised by Mayne Pharma Limited under the Scheme of Arrangement.

Refer to note 18 for further details on the contributed equity of Mayne Pharma Limited and the rights attaching to those shares issued.

Cash position

Under the demerger Scheme of Arrangement, Mayne Pharma Limited was to leave Mayne Group Limited with cash representing the business net cash flows (including capital expenditure) for the period from 1 July 2005 to the date of the demerger, being 18 November 2005. In settlement of this agreement under the demerger Scheme of Arrangement, Mayne Pharma Limited received cash totalling $37.8 million from Mayne Group.

	2006 $'000	2005 $'000
5. Other income		
Other trading revenue	**3,060**	5,134
Government grants	**1,121**	1,200
Other income	**3,421**	391
	7,602	6,725

6. Individually significant items included in other expenses

The following significant items are included in other expenses in the income statement:

	2006 $'000	2005 $'000
Legal and other costs associated with UK litigation relating to Epirubicin	–	(10,000)
Impairment of property, plant and equipment	**(59,240)**	–
Impairment of development costs	**(43,289)**	(952)
Impairment of investments	**(3,530)**	–
Related party debt forgiveness	–	(1,990)
Costs associated with the demerger of Mayne Pharma Limited	**(11,858)**	–
Costs associated with examination of a possible listing on the London Stock Exchange	**(5,650)**	–
Total significant items	**(123,567)**	(12,942)

6. Individually significant items included in other expenses (continued)

Recoverability of property, plant and equipment
In late 2003 it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market.

The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma Limited is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment and closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

Recoverability of development costs
An impairment loss of $19.5 million was recognised during the period relating to capitalised product development costs for the anaesthetic product propofol. Mayne Pharma Limited was unsuccessful in defending a non-infringement claim by the innovator, AstraZeneca, and has subsequently lodged an appeal. Mayne Pharma Limited remains confident of succeeding but the product launch has been delayed. In the meantime market dynamics have changed with additional competition leading to significant price erosion.

A number of product and business development projects had been commenced by previous management and no longer fit with the new strategic direction of the Group. All these projects have ceased and an impairment loss of $14.6 million has been recognised in the income statement.

Other significant items include an impairment of $9.2 million of previously capitalised development costs of the bio-similar drug erythropoietin ('EPO'). In February 2005, Mayne Pharma Limited signed an agreement with Pliva d.d. to develop and bring to the market bio-similar EPO and granulocyte colony stimulating factor ('G-CSF'). Substantial progress had been made with EPO, however, in late 2005, the regulatory approval requirements for bio-similar EPO to be brought to market changed markedly in the European Union. After a further review of this change it was determined it would have required considerably more resources to be channelled into its development thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. As a consequence, Mayne Pharma Limited and Pliva have agreed to cease joint collaboration on EPO and re-focus efforts on bringing G-CSF to the market.

Recoverability of investments
The consolidated entity holds an equity investment in a listed company which is classified as available-for-sale. In accordance with AASB 139 'Financial Instruments: Recognition and Measurement' the carrying value of the investment is adjusted to reflect the fair value of the shares at each reporting date with the revaluation recognised directly in equity. In the past 24 months the share price of the investment has steadily declined and as a result the carrying value of the investment has reduced by $3.5 million since the date the investment was acquired. $0.4 million of this reduction in value has occurred in the current period.

Following further analysis of the share price decline in the investment and the expiration of time, Management is of the view that the decline experienced to date is now of a permanent nature and accordingly an impairment loss of $3.5 million has been recognised in the income statement during the period to recognise this diminution in value.

Demerger of Mayne Pharma Limited
During the period an expense of $11.9 million has been recognised in relation to restructuring and rebranding of the consolidated entity's operations on the demerger of Mayne Pharma Limited (see note 4).

Examination of possible listing in the United Kingdom
As previously announced, the possibility of a listing on the London Stock Exchange in addition to our current listing on the Australian Stock Exchange is being examined and associated costs have been incurred. As of 30 June 2006 $5.7 million has been incurred with the majority of the expense resulting to consulting fees of professional advisers. The Board sees significant potential benefits in such a listing. No decision has yet been made.

	2006 $'000	2005 $'000
7. Individually significant items included in income tax expense		
Legal and other costs associated with UK litigation relating to Epirubicin	–	3,000
Impairment of property, plant and equipment	–	–
Impairment of development costs	**3,836**	–
Impairment of investments	–	–
Costs associated with the demerger of Mayne Pharma Limited	**3,557**	–
Costs associated with assessment of possible listing on the London Stock Exchange	**1,695**	–
Total significant tax items	**9,088**	3,000

	2006 $'000	2005 $'000
8. Income taxes		
Recognised in the income statement		
Current tax expense		
Current year	**19,562**	26,225
Adjustments for prior years	**(7,641)**	(4,608)
	11,921	21,617
Deferred tax expense		
Origination and reversal of temporary differences	**11,732**	(13,001)
Benefit of tax losses recognised	**467**	945
	12,199	(12,056)
Total income tax expense in income statement	**24,120**	9,561
Attributable to:		
Continuing operations	**24,120**	10,076
Discontinuing operations	**-**	(515)
	24,120	9,561
Reconciliation between tax expense and pre-tax net profit		
The prima facie tax on profit differs from the income tax provided in the financial statements and is reconciled as follows:		
Profit before tax – continuing operations	**(7,215)**	49,395
Profit before tax – discontinuing operations	–	(14,446)
Profit before tax	**(7,215)**	34,949
Prima facie tax on profit calculated at 30% (2005: 30%)	**(2,165)**	10,485
From which is deducted the tax effect of:		
Utilisation of prior year tax losses	**(226)**	(829)
Research and development	**(1,851)**	(248)
Non-assessable income	**(42)**	(906)
	(4,284)	8,502
Increase in income tax expense due to:		
Non-deductible depreciation/amortisation	**492**	379
Non-deductible expenditure	**2,450**	1,487
Effect of tax losses (derecognised)/recognised	**467**	945
Australian controlled foreign corporations tax	**1,262**	–
Overseas income tax rate differences	**2,230**	309
Other variations	**1,162**	173
Significant items		
Non-deductible expenditure relating to Latin American businesses	**-**	2,374
Asset impairment associated with Puerto Rico facility	**17,772**	–
Other non-deductible expenditure	**10,210**	–
	31,761	14,169
Under/(over) provided in prior years	**(7,641)**	(4,608)
Income tax expense on pre-tax net profit	**24,120**	9,561

8. Income taxes (continued)

Current tax

Current tax expense, for the periods presented, represents the expected tax payable on the taxable income for the period. Current tax for current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as current assets.

Deferred tax

The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

The primary components of the consolidated entity's recognised deferred tax assets include temporary differences relating to employee benefits, provisions and other items and the value of tax loss-carry-forwards recognised. The primary components of the consolidated entity's liabilities include temporary differences related to property, plant and equipment and intangible assets.

Deferred tax expense arises from the origination and reversal of temporary differences, effects of changes in tax rates and the benefits of tax losses recognised. The primary component of the deferred tax expense for the year ended 30 June 2006 is attributed to an increase in deferred tax assets, relating to increases in provisions and recognition of current year losses, offset by a decrease in deferred tax liabilities (excluding deferred tax liabilities recognised in business combinations).

9. Discontinued operations

Discontinued operation

The consolidated entity did not dispose of or classify any controlled entity or businesses as held for sale for the year ended 30 June 2006.

During the year ended 30 June 2005 the consolidated entity announced the divestment and closure of its pharmaceutical businesses located in Brazil and Mexico. Financial information pertaining to those businesses disposed of for the year ended 30 June 2005 is set out below. These operations are included within the Americas segment and are shown as discontinuing in note 3.

Effect of the disposal on individual assets and liabilities of the consolidated entity

	2006 $'000	2005 $'000
Property, plant and equipment	–	507
Inventories	–	2,531
Trade and other receivables	–	7,136
Cash and cash equivalents	–	1,245
Employee benefits	–	(79)
Trade payables	–	(6,991)
Net assets divested	–	4,349
Gain on disposal	–	5,510
Loss on closure of businesses	–	(15,150)
Loss on sale of discontinued operation	–	(9,640)
Consideration received:		
– disposal price	–	11,104
– deferred	–	(1,133)
Cash disposed of	–	(1,245)
Net cash inflow	–	8,726
Cash flow of the discontinued operations		
Net cash inflow/(outflow) of operating activities	–	(1,802)
Net cash inflow/(outflow) of investing activities	–	(601)
Net cash inflow/(outflow) of financing activities	–	–

10. Earnings per share

Set out below in (a) and (b) are the basic and diluted earnings per share of the consolidated entity for the year ended 30 June 2006 calculated in accordance with AASB 133 'Earnings per Share'.

In addition to the basic and diluted earnings per share an alternative earnings per share of the consolidated entity for the year ended 30 June 2006 is provided in part (e) of this note to reflect the impact of the demerger.

On 18 November 2005, to facilitate the separation of the global pharmaceutical businesses from Mayne Group Limited (refer note 4), Mayne Pharma Limited issued 640,655,316 new shares. Due to the significant change in the capital structure of the Company on the issuance of these shares the Board considers the use of an alternative denominator in determining the basic and dilutive earnings per share will provide more meaningful information than the earnings per share information calculated in (a) and (b) below.

For the purposes of calculating the alternative earnings per share measure in part (e) of this note the share issue is treated as if it occurred on 1 July 2004.

	2006	2005
(a) Basic earnings per share		
– from continuing operations attributable to the ordinary equity holders of the Company	**(8.4)c**	39,319,000.0c
– from discontinued operations	**–**	(13,931,000.0)c
Attributable to the ordinary equity holders of the Company	**(8.4)c**	25,388,000.0c
Basic earnings per share from continuing operations before significant items disclosed in notes 6 and 7	**22.2c**	49,261,000.0c
Basic earnings per share attributable to ordinary equity holders of the Company before significant items disclosed in notes 6 and 7	**22.2c**	35,330,000.0c
(b) Diluted earnings per share		
– from continuing operations attributable to the ordinary equity holders of the Company	**(8.4)c**	39,319,000.0c
– from discontinued operations	**–**	(13,931,000.0)c
Attributable to the ordinary equity holders of the Company	**(8.4)c**	25,388,000.0c
Diluted earnings per share from continuing operations before significant items disclosed in notes 6 and 7	**22.2c**	49,261,000.0c
Diluted earnings per share attributable to ordinary equity holders of the Company before significant items disclosed in notes 6 and 7	**22.2c**	35,330,000.0c

The basic and diluted earnings per share calculations from continuing operations for the year ended 30 June 2006 were based on the loss attributable to ordinary shareholders of $31,335,000 (2005: profit of $39,319,000). The basic and diluted earnings per share calculations after discontinuing operations for the year ended 30 June 2005 were based on the profit attributable to ordinary shareholders of $25,388,000, there were no discontinued operations for the year ended 30 June 2006.

(c) Weighted average number of ordinary shares

The weighted number of ordinary shares outstanding during the year ended 30 June 2006 used in the basic and diluted earnings per share calculations were determined as follows:

	Number of shares 2006	Number of shares 2005
Weighted average number of ordinary shares (basic)		
Issued ordinary shares at 1 July	**100**	100
Effect of shares issued in November 2005	**373,861,928**	–
Weighted average number of ordinary shares at 30 June	**373,862,028**	100
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 June	**373,862,028**	100
Effect of share options on issue	**604,782**	–
Weighted average number of ordinary shares at 30 June	**374,466,810**	100

10. Earnings per share (continued)

	2006 $'000	2005 $'000
(d) Reconciliation of earnings used in calculation of basic and fully diluted earnings per share calculations before significant items:		
Profit/(loss) attributable to the ordinary equity holders of the Company	**(31,335)**	25,388
Significant items before tax (note 6)	**123,567**	12,942
Tax expense/(benefit) on significant items (note 7)	**(9,088)**	(3,000)
Net profit before significant items	**83,144**	35,330

	2006	2005
(e) Alternative earnings per share		
Alternative basic earnings per share		
– from continuing operations attributable to the ordinary equity holders of the Company	**(4.9)c**	6.1c
– from discontinued operations	–	(2.1)c
Attributable to the ordinary equity holders of the Company	**(4.9)c**	4.0c
Basic earnings per share from continuing operations before significant items disclosed in notes 6 and 7	**13.0c**	7.7c
Basic earnings per share attributable to ordinary equity holders of the Company before significant items disclosed in notes 6 and 7	**13.0c**	5.5c
Alternative diluted earnings per share		
– from continuing operations attributable to the ordinary equity holders of the Company	**(4.9)c**	6.1c
– from discontinued operations	**-**	(2.1)c
Attributable to the ordinary equity holders of the Company	**(4.9)c**	4.0c
Basic earnings per share from continuing operations before significant items disclosed in notes 6 and 7	**13.0c**	7.7c
Basic earnings per share attributable to ordinary equity holders of the Company before significant items disclosed in note 6 and 7	**13.0c**	5.5c

	Number of shares 2006	2005
Reconciliation of weighted average number of shares used in the calculation of alternative earnings per share:		
Issued ordinary shares at 1 July	**640,655,416**	640,655,416
Weighted average number of ordinary shares at 30 June	**640,655,416**	640,655,416
Effect of share options on issue	**604,782**	–
Weighted average number of shares used in calculation of diluted earnings per share	**641,260,198**	640,655,416

11. Dividends

No dividends were paid or proposed in the current or prior financial years.

After balance sheet date the following dividends were proposed by the directors. The dividends have not been recognised as a liability in these financial statements. The declaration and subsequent payment of dividends has no income tax consequences to the Company.

	Cents per share	Total amount	Franked/ unfranked	Date of payment
Final ordinary	1.5 c	$9,609,831	Franked	5 October 2006

The financial effect of this dividend has not been brought to account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent financial reports.

	THE COMPANY	
	2006 $'000	2005 $'000
Dividend franking account		
The amount of franking credits available for the subsequent financial year are:		
30 per cent franking credits available to shareholders of Mayne Pharma Limited for subsequent financial years	**4,720**	–

The above amounts are based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of current tax liabilities;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the year end;

(c) franking credits that will arise from the receipt of dividends recognised as receivables by the Company at the year end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $4.1 million (2005: nil).

12. Investments accounted for using the equity method

The consolidated entity has the following investments in associates and a joint venture entity and accounts for these investments using the equity method.

Company	Principal activity	Reporting date	Country	Ownership 2006	2005
Indochina Healthcare Limited	Pharmaceutical Distribution	30 June	Thailand	**45%**	45%
Zydus Mayne Oncology Pvt. Ltd	Product Development and Manufacture	31 March	India	**50%**	–

Joint venture entity

On 18 May 2005, Mayne Pharma Limited and Zydus Cadila Healthcare Limited entered into an agreement for the establishment of a joint venture entity for the development and manufacture of certain injectable cytotoxic products. Each party holds a 50% interest in the joint venture entity. During the period the consolidated entity contributed $3.3 million to establish the joint venture entity, Zydus Mayne Oncology Pvt. Ltd.

The principal activity of this jointly controlled entity will be the development and manufacture of certain injectable cytotoxic Active Pharmaceutical Ingredients (APIs) and pharmaceutical formulations. At present the joint venture entity is in the process of constructing a manufacturing facility situated in Ahmedabad, India.

12. Investments accounted for using the equity method (continued)

Financial information relating to equity accounted investments
The consolidated entity's share of profits and losses, assets and liabilities of equity accounted investments is:

	2006 Jointly controlled entity $'000	2006 Associates $'000	2006 Total $'000	2005 Jointly controlled entity $'000	2005 Associates $'000	2005 Total $'000
Group share of revenue	–	2,461	2,461	–	2,451	2,451
Group share of profits before tax	–	140	140	–	419	419
Group share of income tax expense	–	(70)	(70)	–	(99)	(99)
Group share of net profit equity accounted	–	70	70	–	320	320
Movements in carrying amount of investments						
Carrying amount at beginning of the period	–	1,304	1,304	–	984	984
Changes in equity invested during the period	3,267	–	3,267	–	–	–
Share of net profit equity accounted	–	70	70	–	320	320
Carrying amount at the end of the period	3,267	1,374	4,641	–	1,304	1,304

13. Property, plant and equipment

Acquisitions and disposals
The consolidated entity acquired assets with a cost of $128.5 million during the year ended 30 June 2006 (2005: $85.1 million), including assets acquired through business combinations of $48.0 million (2005: $1.5 million). In addition assets totalling $16.2 million were acquired on the demerger of Mayne Pharma Limited (see note 4).

During the year ended 30 June 2006 no assets were disposed of through the sale of discontinued operations, however, in the prior period $0.5 million of assets disposed of related to the sale of discontinued operations (see note 9).

Impairment losses and asset write-downs
Aguadilla manufacturing facility
In late 2003, it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market. The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus of the consolidated entity and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma Limited is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment, and closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

An impairment loss of $51.3 million has been recognised in 'other expenses' in the income statement in relation to the assessment performed by the consolidated entity on the carrying value of the assets of the Aguadilla manufacturing site. The estimate of the recoverable amount was based on the value in use of the assets of the manufacturing facility, determined using a pre-tax discount rate of 14.3%. In addition specific assets totalling $7.9 million relating to the Aguadilla manufacturing site were written down and are included in 'other expenses' in the income statement.

Business development projects
A number of 'in-progress' business development projects, included within assets under construction, that had been commenced by previous Management no longer fit with the new strategic direction of the consolidated entity. All these projects have ceased and an impairment loss of $9.7 million has been recognised within 'other expenses' in the income statement.

In addition an impairment loss of $0.7 million (2005: nil) was recognised in relation to the carrying value of other items of property, plant and equipment which is included within 'cost of sales' in the income statement.

	2006 $'000	2005 $'000
14. Product development		
Product development at cost	**51,538**	41,182
Accumulated amortisation	**(7,514)**	(5,450)
Written down value	**44,024**	35,732
Carrying amount at the start of the period	**35,732**	25,192
Additions	**29,098**	12,896
Impairment of assets	**(19,688)**	–
Disposals	**-**	–
Amortisation expense	**(1,483)**	(1,143)
Foreign currency exchange differences	**365**	(1,213)
Carrying amount at the end of the period	**44,024**	35,732

Acquisitions

The consolidated entity acquired product development intangibles totalling $0.4 million through business combinations during the year ended 30 June 2006 (2005: nil).

During the year ended 30 June 2006, the consolidated entity incurred $56.7 million (2005: $51.2 million) on product development activities with $27.6 million (2005: $38.3 million) expensed in the income statement. Of the total expenditure, $29.1 million (2005: $12.9 million) related to development expenditure of future products and has been capitalised in accordance with Group policy.

Impairment losses and asset write-downs

Propofol development costs

During the period the consolidated entity was unsuccessful in defending a non-infringement claim by the innovator of the anaesthetic product propofol. Mayne Pharma Limited has subsequently lodged an appeal and a Court date for the hearing was 7 September 2006. Mayne Pharma Limited remains confident of succeeding in this litigation but this process has delayed the launch of the product. In addition, the market dynamics have changed with additional competition leading to significant price erosion. These factors have caused the consolidated entity to assess the recoverable amount of its capitalised development costs relating to the propofol product.

Based on the assessment performed $19.5 million of the carrying amount of the capitalised development was written off and is recognised in 'other expenses' in the income statement. The estimate of recoverable amount was based on value in use, determined using a pre-tax discount rate of 14.3%.

In addition an impairment loss of $0.2 million was recognised in relation to the carrying value of other items of product development which is included within 'product development expenditure' in the income statement.

	2006 Computer software $'000	2006 Operating rights and licences $'000	2006 Total $'000	2005 Computer software $'000	2005 Operating rights and licences $'000	2005 Total $'000
15. Identified intangible assets						
Identified intangibles at cost	**12,259**	**306,924**	**319,183**	8,784	265,025	273,809
Accumulated amortisation	**(6,253)**	**(54,422)**	**(60,675)**	(3,903)	(25,162)	(29,065)
Written down value	**6,006**	**252,502**	**258,508**	4,881	239,863	244,744
Carrying amount at the start of the period	**4,881**	**239,863**	**244,744**	4,233	192,145	196,378
Additions	**211**	**68,179**	**68,390**	–	128,599	128,599
Transfer from assets under construction	**3,176**	**142**	**3,318**	2,309	–	2,309
Impairment of assets	**–**	**(39,212)**	**(39,212)**	–	–	–
Disposals	**(13)**	**(259)**	**(272)**	–	(40,767)	(40,767)
Amortisation expense	**(2,255)**	**(24,963)**	**(27,218)**	(1,661)	(21,995)	(23,656)
Foreign currency exchange differences	**6**	**8,752**	**8,758**	–	(18,119)	(18,119)
Carrying amount at the end of the period	**6,006**	**252,502**	**258,508**	4,881	239,863	244,744

Acquisitions
The consolidated entity acquired operating rights and licences intangibles totalling $48.4 million through business combinations during the year ended 30 June 2006 (2005: $2.3 million).

Impairment losses and asset write-downs
Bio-similar development costs
In February 2005, the consolidated entity entered into a partnership with Pliva d.d. ('Pliva') to develop and manufacture two major bio-similar products being erythropoietin ('EPO') and granulocyte colony stimulating factor ('G-CSF'). Under the agreement the consolidated entity would acquire the exclusive sales, marketing and distribution rights for the two products in Western Europe and other selected markets around the world.

Substantial progress had been made with the development of the EPO product, however, late in 2005 the regulatory approval requirements imposed by the European regulatory authority for bio-similar EPO to be brought to market, changed markedly. After assessing the impact of the regulatory changes it was determined that it would require considerably more resources to be channelled into the development of EPO thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. Accordingly, Mayne Pharma Limited and Pliva agreed to cease joint collaboration on EPO and refocus efforts on bringing G-CSF to the market (see note 25).

As a consequence the consolidated entity has recognised an impairment loss of $35.2 million in 'other expenses' in the income statement. In addition, the liability recognised for future milestone payments to Pliva for the development of EPO for $27.9 million was released and is included within 'other expenses' in the income statement. During the period incremental costs of $1.9 million incurred in relation to the development of EPO were also expensed to the income statement.

Acquired operating rights and licences
A number of individual operating rights and licences acquired by previous management no longer fit with the new strategic direction of the consolidated entity. These operating rights and licences will no longer be pursued by the consolidated entity and as a result an impairment loss of $3.6 million has been recognised in 'other expenses' in the income statement.

In addition the annual impairment assessment performed by the consolidated entity, in accordance with the consolidated entity's impairment of assets policy, has identified an impairment loss of $0.4 million in relation to the carrying value of other operating rights and licences which has been recognised in 'selling and marketing expenses' in the income statement. The impairments in the carrying value of the operating rights and licences were a result of ceasing to sell products into certain markets and price erosion caused by increased competition. The estimate of the recoverable amount of these assets was based on the value in use of the asset, determined using a pre-tax discount rate of 14.3%.

	2006 $'000	2005 $'000
16. Capital expenditure commitments		
Premises, plant and equipment		
Contracted for but not provided for or payable:		
Within one year	**6,033**	23,497
Later than one year and less than five years	**–**	–
Later than five years	**–**	–
	6,033	23,497
Product development and operating rights and licences		
Contracted for but not provided for or payable:		
Within one year	**4,598**	3,902
Later than one year and less than five years	**10,918**	2,535
Later than five years	**–**	–
	15,516	6,437

	2006 $'000	2005 $'000
17. Interest-bearing loans and borrowings		
Current		
Secured bank loans	**–**	1,029
Unsecured bank loans	**799**	1,161
Other unsecured loans	**3,595**	3,439
Finance lease liabilities	**105**	–
	4,499	5,629
Non-current		
Unsecured bank loans	**1,599**	2,078
Other unsecured loans	**9,992**	11,337
Finance lease liabilities	**–**	–
	11,591	13,415
Available financing facilities		
Multi-currency bank debt facility	**225,000**	–
Bank overdraft facility	**1,000**	–
Standby letters of credit	**11,275**	8,213
Other bank facilities	**656**	–
	237,931	8,213

17. Interest-bearing loans and borrowings (continued)

Secured bank loans

Secured bank loans represents a factoring agreement between PHT Pharma Srl ('PHT') and Banca San Paolo ('San Paolo'). PHT presents invoices to San Paolo and receives a cash advance of up to 80% of the face value of the invoices. Interest is charged on the cash advances and the credit risk lies with PHT. The cash advance at balance date is nil (2005: EUR 650,000; AUD 1,029,132).

Unsecured bank loans

Unsecured bank loans are denominated in Australian dollars and Euros.

Drawn term facility

At 30 June 2006 an amount of EUR 1.4 million (AUD 2.4 million) is payable in relation to a loan agreement between Wasserburger Arzneimittelwerk GmbH ('Wasserburger') and IKB Deutsche Industriebank AG ('IKB'). The loan is unsecured and is repayable in equal instalments in December and June of each year. The loan bears interest at a fixed rate of 3.75% per annum, and matures in June 2009.

Multi-currency bank debt facility

During the period the consolidated entity obtained an AUD 225.0 million unsecured syndicated multi-currency and multi-issuer bank debt facility. The syndicated bank debt facility is a three-year revolving loan facility and was undrawn at 30 June 2006.

Interest is payable on amounts drawn under the facility based on benchmark rates (depending on borrowed currency) plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market.

The facility contains customary provisions relating to events of default, which could trigger early repayment and also contains undertakings by Mayne Pharma Limited and certain subsidiaries, including a negative pledge, prohibition on disposal of assets and financial covenants that are customary for facilities of this nature.

Bank overdraft

The consolidated entity has a bank overdraft facility of AUD 1.0 million which is embedded within a set-off arrangement. The facility allows any individual account balance, within the set-off group, to be in overdraft of up to AUD 30.0 million, however, the net cash position of the set-off group must not exceed a bank overdraft position greater than AUD 1.0 million.

The facility is unsecured with interest charged daily on drawn amounts at the bank's official cash rate plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market.

Other unsecured loans

Other loans include a loan received from a customer to finance the expansion of production capacity at the consolidated entity's manufacturing facility at Wasserburger, Germany. The outstanding loan balance at 30 June 2006 is EUR 8.3 million (AUD 14.2 million). The loan bears interest at a fixed rate of 1% per annum and is repaid in annual instalments based on levels of production. Final repayment is due September 2009.

Standby letters of credit

The consolidated entity has a number of standby letter of credit facilities with different financial institutions. Each facility has differing terms and conditions that reflect the purpose of guarantee provided under the letter of credit. At 30 June 2006 the consolidated entity has not called upon any of the available letters of credit (2005: nil).

Other bank facilities

The consolidated entity has arranged a facility under which cash, of up to AUD 0.5 million, may be advanced against receipts from overseas customers. The facility has not been utilised at 30 June 2006.

In addition, a documentary letter of credit facility for AUD 0.2 million has also been arranged where payments, or proof of payment, is supplied to an overseas supplier by the financial intermediary to ensure the shipment of goods procured. This facility has not been utilised at 30 June 2006.

	2006 $'000	2005 $'000
18. Issued capital		
Ordinary shares		
Issued and paid up capital:		
640,655,416 ordinary shares fully paid (2005: 100 fully paid)	**1,608,760**	–
Total issued and paid up capital	**1,608,760**	–
Movements in share capital:		
Opening balance	–	–
Add:		
Ordinary shares issued during the year pursuant to the demerger scheme	**1,608,760**	–
	1,608,760	–

18. Issued capital (continued)

Stock exchange listing

On approval of the demerger (see note 4) Mayne Pharma Limited listed on the Australian Stock Exchange and commenced trading, under the code 'MYP', on 21 November 2005.

Share issues

Ordinary shares of 640,655,316, fully paid at $2.49 per share, were issued during the year ended 30 June 2006 pursuant to the demerger Scheme of Arrangement (see note 4). No ordinary shares were issued during the year ended 30 June 2005.

Terms and condition of ordinary shares

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

19. Reserves and retained profits

	Share-based payments $'000	Unrealised gain $'000	Cash flow hedge $'000	Foreign currency translation $'000	Total reserves $'000	Retained earnings $'000
Balance at 1 July 2005	–	–	–	(6,451)	(6,451)	141,469
Effect of change in accounting policy	–	(3,112)	–	–	(3,112)	–
Balance at 1 July 2005 restated	–	(3,112)	–	(6,451)	(9,563)	141,469
Profit retained for the year	–	–	–	–	–	(31,335)
Dividends	–	–	–	–	–	–
Share-based payments	988	–	–	–	988	–
Actuarial gain/(loss)	–	–	–	–	–	(149)
Fair value adjustments	–	(350)	92	–	(258)	–
Foreign exchange adjustments on consolidation	–	–	–	37,672	37,672	–
Transfer to income statement	–	3,530	(92)	–	3,438	–
Balance at 30 June 2006	988	68	–	31,221	32,277	109,985
Balance at 1 July 2004	–	–	–	–	–	116,081
Profit retained for the year	–	–	–	–	–	25,388
Dividends	–	–	–	–	–	–
Share-based payments	–	–	–	–	–	–
Actuarial gain/(loss)	–	–	–	–	–	–
Fair value adjustments	–	–	–	–	–	–
Foreign exchange adjustments on consolidation	–	–	–	(6,381)	(6,381)	–
Transfer to income statement	–	–	–	(70)	(70)	–
Balance at 30 June 2005	–	–	–	(6,451)	(6,451)	141,469

Nature and purpose of reserves

Share-based payment reserve

The share-based payment reserve includes the recognition of the fair value of share options issued but not yet exercised in accordance with AASB 2 'Share-based Payment'.

Unrealised gain reserve

The unrealised gain reserve includes the changes in the fair value of investments that are classified as available-for-sale. Amounts are recognised in the income statement when the available-for-sale financial asset is sold or impaired.

Cash flow hedge reserve

The cash flow hedge reserve is used to record the portion of the gains or losses on a hedging instrument in a cash flow hedge that is determined to be effective, any ineffective portion of a cash flow hedge is recognised immediately in the income statement. Amounts are recognised in the income statement when the associated hedge transaction affects the profit and loss or where the hedging instrument relates to the acquisition of an asset the amount is recognised in the cost of that asset.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations on consolidation and the translation of transactions that hedge the consolidated entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a foreign operation. The reserve is recognised in the income statement when the net investment is disposed of.

20. Employee benefits

Pension plans

The consolidated entity provides employee benefits under various arrangements, including through defined contribution and defined benefit pension plans. Many of these plans are defined contribution plans where the Company contribution and resulting income statement charge is fixed at a set level or is a set percentage of an employee's pay. However, several plans, held in the USA (including Puerto Rico) and Germany, are defined benefit, where benefits are based on employees' length of service and average final salary.

Defined benefit plans

The consolidated entity provides fully for the present value of the unfunded obligations of the defined benefit plans as determined by the latest actuarial valuation.

The defined benefit plan in the USA has been closed to new entrants residing in continental USA since October 2003, benefits for existing employees in the plan, at that time, were subsequently frozen with effect from June 2005. The plan remains open to existing and new employees that reside in Puerto Rico. In Germany, two wholly unfunded defined benefit plans are in operation, one for staff members and the other for executives.

The cash funding of the USA plan, which may from time to time involve special payments, is determined in consultation with independent qualified actuaries to ensure that the assets together with the future contributions should be sufficient to meet future obligations. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the fund. Statutory requirements in the USA prescribe minimum quarterly employer contributions to the USA plan whilst it has an accumulated funding deficiency.

An actuarial assessment of the USA defined benefit plan was made by independent actuary, Dreighton Rosier, FSA, EA on 27 June 2006. Actuarial assessments of the German defined benefit executive plan and staff plan were made by independent actuaries, Herr Bauer (Aktuar DAV) and Herr Neumann (Aktuar DAV) of Gerling Pensions Management GMBH on 30 June 2006.

	2006 %	2005 %
Scheme assets		
Cash	**17.0%**	17.0%
US stocks	**43.3%**	43.3%
Foreign stocks	**9.5%**	9.5%
Bonds	**30.1%**	30.1%
Other	**0.1%**	0.1%
	$'000	$'000
Total fair value of assets	**2,133**	1,885
Present value of unfunded obligations	**(7,149)**	(6,788)
Present value of funded obligations	**(2,995)**	(2,448)
Present value of scheme obligations	**(8,011)**	(7,351)
Deficit in the scheme recognised in the balance sheet	**(8,011)**	(7,351)

Contributions are also made to a number of industry accumulation funds in accordance with various awards and other complying funds.

20. Employee benefits (continued)

Share-based payments

Mayne Pharma Limited Executive Share Option Plan ('ESOP')

Under the Mayne Pharma Limited ESOP, selected Mayne Pharma Limited executives are eligible to receive options over Mayne Pharma Limited shares. Options may be offered to executives at such times and on such terms as the Board from time to time decides. No consideration is payable on grant of the options, unless the Board decides otherwise.

The Board determines the exercise price payable on the exercise of an option when the option is granted. Under the terms of the ESOP, the exercise price is subject to adjustment if Mayne Pharma Limited shares are offered to Mayne Pharma Limited shareholders by way of a bonus issue or rights issue prior to the exercise of the options or, if there is any reorganisation of the issued share capital of Mayne Pharma Limited (including by way of capital reduction, share buy-back or cancellation).

The conditions which must be satisfied before an option may be exercised, including the period during which the option may be exercised and any performance hurdles, are determined by the Board when the option is granted. Unless the Board determines otherwise, and having regard to the satisfaction of any performance conditions, an option may be exercised notwithstanding that the exercise conditions have not been met:

- in circumstances where the relevant executive's employment with Mayne Pharma Limited terminates as a result of retirement, redundancy, total and permanent disablement or death; or
- if a takeover bid or scheme of arrangement is made in respect of the Company.

In addition, the Board may determine that an option may be exercised notwithstanding that the exercise conditions have not been met in any other circumstances in its discretion.

The expense recognised in the income statement for the current period is $1.0 million (2005: nil) in relation to options granted under the ESOP. Prior to the demerger of Mayne Pharma Limited on 18 November 2005 (see note 4) the Company did not provide any share-based compensation arrangements to employees under this plan.

Mayne Pharma Limited Senior Executive Short Term Incentive Plan ('SESTIP')

Under the SESTIP the Board may award an incentive amount to selected senior executives of Mayne Pharma Limited (an 'Award') with the amount awarded being set by reference to a percentage of the executive's fixed annual remuneration for the year in which the Award is made. Mayne Pharma Limited executives are required to take a minimum of 40% (or such other percentage as the Board determines) of each Award as deferred Mayne Pharma Limited shares ('Deferred Shares'). Mayne Pharma Limited executives may then elect to take a higher proportion up to and including 100% of the amount awarded as Mayne Pharma Limited shares ('Elective Shares'), with the balance of the award payable in cash.

The Award is based on performance for the year, which is tested against specific performance and service conditions, before it is made. If the Board determines that the specific conditions applicable to an Award have been satisfied, Mayne Pharma Limited must pay the cash component of the Award to the participant and provide sufficient funds to the trustee of the Mayne Pharma Group SESTIP Trust (the 'Trustee') to permit the Trustee to acquire Mayne Pharma Limited shares that are equal to the aggregate number of the Deferred Shares and the Elective Shares comprising the Award.

This plan is currently suspended, no Awards have been made under this plan during the current period (2005: nil).

Mayne Pharma Limited Employee Share Plan ('ESP')

The Mayne Pharma Limited ESP allows eligible employees to acquire Mayne Pharma Limited Shares from the Plan Trustee ('Plan Shares') with an aggregate market value (for each employee) not greater than $1,000. Eligible employees are employees of a Mayne Pharma Group company and who are invited to participate in the Mayne Pharma Limited ESP by the Plan Trustee. The Plan Trustee remains the registered holder of the Plan Shares until they are transferred to the participant in accordance with the terms of the ESP.

No purchase price is payable by participating employees for Plan Shares. Mayne Pharma Limited will contribute to the Plan Trustee the amount required to acquire the shares on behalf of participating employees and the Plan Trustee will then, at the election of Mayne Pharma Limited, either purchase or subscribe for Mayne Pharma Limited shares on behalf of the participant.

No awards have been made to employees under this plan during the current period (2005: nil).

21. Financial instruments

The consolidated entity's financial instruments, other than derivatives, comprise bank overdrafts, short-term borrowings, loans, current and non-current investments, cash, short-term deposits and standby letters of credit. The main purpose of these financial instruments is to manage the consolidated entity's funding and liquidity requirements. The consolidated entity has other financial instruments such as trade receivables and trade payables, which arise directly from operations.

Exposure to credit risk, interest rate and currency risks arises in the normal course of the consolidated entity's business and represent the principal financial risks to which the consolidated entity is exposed. The consolidated entity uses derivative financial instruments to hedge exposure to fluctuations in foreign exchange rates and interest rates in accordance with the Board approved policies set out below. It is, and has been throughout the period under review, the consolidated entity's policy that no trading in financial instruments shall be undertaken.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument may be found in the consolidated entity's full financial report.

Credit risk

The consolidated entity is exposed to customers ranging from government backed agencies such as hospitals and large private wholesalers to individual clinics and pharmacies. Concentrations of credit risk are minimised by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity has a credit policy in place and receivable balances are monitored on an ongoing basis with the result that the consolidated entity's exposure to bad debts is not significant. Trade receivable exposures are managed locally in the operating regions where they arise.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the consolidated entity. The consolidated entity principally deals with major banks and their controlled entities in relation to transactions involving derivative financial instruments and as a result the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

For the years ended 30 June 2006 and 30 June 2005 there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Liquidity risk

The consolidated entity's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short-term loans and bank loans.

Interest rate risk

The consolidated entity may enter into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the consolidated entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures. Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long-term debt. An interest rate option gives the purchaser the right, but not the obligation, to pay or receive interest flows for a specified period of time, at a specified rate, at a specified date in the future.

There were no outstanding interest rate swap or option contracts at 30 June 2006 or at 30 June 2005.

Foreign exchange risk

The consolidated entity is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than Australian dollars. The currencies giving rise to this risk are primarily Sterling, Euro, US dollars and Canadian dollars. The largest transactional exposure is on Euro to Australian dollar conversion, on Euro sales and Australian dollar manufacturing.

Currency exposure is managed centrally and where deemed necessary the consolidated entity uses forward exchange contracts to hedge its foreign currency risk on committed transactions. All forward exchange contracts have maturities of less than one year after the balance sheet date however the contracts may be rolled over at maturity if required.

It is the consolidated entity's policy to neither engage in any speculative transactions nor to hedge currency translation exposures arising from the consolidation of non-Australian dollar subsidiaries.

The consolidated entity classifies its forward exchange contracts, which are hedging committed transactions, as cash flow hedges and measures them at fair value. The consolidated entity did not have any forward exchange contracts at 30 June 2006 or 30 June 2005.

22. Acquisition of controlled entities and businesses

Acquisition of controlled entities

	Date of acquisition	Proportion of shares acquired
30 June 2006		
FH Faulding & Co Limited	18 November 2005	100%
30 June 2005		
Intra-Tech Healthcare Limited	2 June 2005	100%
Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraepararte GmbH	20 June 2005	100%
PHT Pharma Srl	24 June 2005	100%

30 June 2006

FH Faulding & Co Limited

On 17 June 2005, Mayne Group Limited, the former parent entity of the consolidated entity, announced its intention to demerge its global injectable generic and speciality pharmaceuticals business to create an independent publicly traded company. That company is Mayne Pharma Limited ('Mayne Pharma'), formerly known as Mayne Pharma Pty Limited. On 18 November 2005 the shareholders of Mayne Group Limited approved the demerger (see note 4).

The approval of the demerger triggered a number of transactions that occurred to fulfil the requirements of the Implementation Deed, the Demerger Deed, the Internal Restructure Agreements and certain other agreements for the purposes of effecting an internal restructure of Mayne Group Limited prior to separation of the pharmaceutical business.

As a result of the internal restructuring transactions of Mayne Group Limited on 18 November 2005 Mayne Pharma Limited acquired, from Mayne Group Limited, 100% of the shares of FH Faulding & Co Limited, representing the pharmaceutical manufacturing business located in Salisbury Australia, for consideration of $73.3 million. The provisional fair value of the acquired assets and liabilities is set out below.

In the seven and a half months to 30 June 2006 the operations of FH Faulding & Co Limited contributed net profit after tax of $6.9 million to the consolidated net profit for the period. If the restructuring had occurred on 1 July 2005 the estimated impact for the 12 months to 30 June 2006 would have been to increase revenue by an additional $13.9 million and increase profit by an additional $6.2 million.

In addition, the internal restructuring transactions that took place as a result of the demerger resulted in other assets totalling $2.4 million being transferred from Mayne Group Limited to Mayne Pharma Limited.

30 June 2005

Intra-Tech Healthcare Limited

On 2 June 2005, the consolidated entity formalised the acquisition of Intra-Tech Healthcare Limited, a company specialising in the manufacture and distribution of aseptically prepared pre-filled syringes and infusion bags based in London, United Kingdom for a total consideration of $47.7 million. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations of Intra-Tech Healthcare Limited in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the 12 months to 30 June 2005 would have been to increase revenue by an additional $25.2 million and increase profit by an additional $1.7 million.

Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraepararte GmbH

On 20 June 2005, the consolidated entity acquired all of the shares of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraepararte GmbH ('Onkoworks'), for a total consideration of $26.8 million. Onkoworks is a pharmaceutical company that focuses on the sale of generic and oncology products to specialist doctors operating in private practices across Germany. The provisional fair values of the acquired assets and liabilities is set out below.

From the date of acquisition the operations of Onkoworks contributed net profit after tax of $0.3 million to the net profit of the consolidated entity for the financial year ended 30 June 2005. If the operations of Onkoworks had been acquired by the consolidated entity at the beginning of the 2005 financial reporting year the estimated impact on revenue for the 12 months to 30 June 2005 would have been to increase revenue by an additional $6.1 million and reduce profit by $0.8 million.

22. Acquisition of controlled entities and businesses (continued)

PHT Pharma Srl

The consolidated entity formalised the acquisition of PHT Pharma Srl on 24 June 2005 for a total consideration of $25.9 million and by doing so increased its presence in the Italian hospital market. PHT Pharma Srl ('PHT') is a Milan-based marketing and sales organisation whose product range is focused on cardiovascular, anaesthesiology and pain management. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations PHT in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the 12 months to 30 June 2005 would have been to increase revenue by an additional $5.5 million and increase profit by an additional $0.3 million.

Acquisition of businesses

30 June 2006

Biologici Italia Laboratories

On 1 July 2005, the consolidated entity entered into an agreement to acquire the hospital sales and distribution capability of Biologici Italia Laboratories, a pharmaceutical company based in Milan, Italy. The acquisition was completed on 2 August 2005 with the consolidated entity acquiring the business and assets for a total consideration of $16.3 million.

30 June 2005

Laboratorios Farmaceuticos ROVI SA

On 15 December 2004, the consolidated entity acquired the specialised hospital generic pharmaceutical distribution business of Laboratorios Farmaceuticos ROVI SA ('ROVI') for total consideration of $30.3 million securing the consolidated entity a direct sales and marketing presence in Spain. The purchase included the acquisition of distribution rights for an existing generic hospital product portfolio and pipeline of injectable products including a sales and marketing team.

Effect of acquisitions

The acquisitions had the following effect on the consolidated entity's assets and liabilities.

	Biologici Italia Laboratories $'000	FH Faulding & Co Limited $'000	Mayne Pharma recognised values $'000	Fair value adjustments* $'000	Acquiree carrying amounts $'000
30 June 2006					
Property, plant and equipment	5	47,954	**47,959**	**(3,866)**	**44,093**
Intangible assets	421	47,954	**48,375**	**(47,410)**	**965**
Inventories	962	5,015	**5,977**	–	**5,977**
Trade and other receivables	13	22,417	**22,430**	–	**22,430**
Cash and cash equivalents	–	(615)	**(615)**	–	**(615)**
Interest-bearing loans and deposits	–	(50,458)	**(50,458)**	–	**(50,458)**
Trade and other payables	(248)	(25,902)	**(26,150)**	**15,195**	**(10,955)**
Net identifiable assets and liabilities	1,153	46,365	**47,518**	**(36,081)**	**11,437**
Goodwill on acquisition	15,195	26,955	**42,150**		
Consideration paid	16,348	73,320	**89,668**		
Satisfied in:					
– cash	16,005	–	**16,005**		
– deferred consideration	343	–	**343**		
– creation of interest-bearing borrowing	–	73,320	**73,320**		
Cash/(overdraft) acquired	–	(615)	**(615)**		
Net cash outflow	16,005	615	**16,620**		

* All of the above fair value adjustments were made in relation to the acquisition of FH Faulding & Co Limited.

Goodwill has arisen on acquisition of FH Faulding & Co Limited and the business of Biologici Italia Laboratories because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

22. Acquisition of controlled entities and businesses (continued)

	Intra-Tech Healthcare Limited $'000	Onkoworks GmbH $'000	Laboratorios PHT Pharma Srl $'000	Farmaceuticos ROVI SA $'000	**Mayne Pharma recognised values $'000**	**Fair value adjustments $'000**	**Acquiree carrying amounts $'000**
30 June 2005							
Property, plant and equipment	1,402	101	43	–	**1,546**	**-**	**1,546**
Intangible assets	–	2,155	126	–	**2,281**	**-**	**2,281**
Inventories	1,251	1,658	2,594	–	**5,503**	**-**	**5,503**
Trade and other receivables	4,299	5,487	10,429	5,998	**26,213**	**-**	**26,213**
Cash and cash equivalents	2,143	1,472	528	–	**4,143**	**-**	**4,143**
Interest-bearing loans and deposits	(54)	–	(1,099)	–	**(1,153)**	**-**	**(1,153)**
Trade and other payables	(3,727)	(3,089)	(8,648)	–	**(15,464)**	**-**	**(15,464)**
Net identifiable assets and liabilities	5,314	7,784	3,973	5,998	**23,069**	**-**	**23,069**
Goodwill on acquisition	42,389	18,992	21,917	24,350	**107,648**		
Consideration paid	47,703	26,776	25,890	30,348	**130,717**		
Satisfied in:							
– cash	44,642	16,408	13,142	30,348	**104,540**		
– deferred consideration	3,061	10,368	12,748	–	**26,177**		
Cash/(overdraft) acquired	2,143	1,472	528	–	**4,143**		
Net cash outflow	42,499	14,936	12,614	30,348	**100,397**		

Goodwill has arisen on the above acquisitions because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

At 30 June 2005 the above acquisitions were accounted for on a provisional basis. During the current financial year the fair value of the assets and liabilities acquired under each of the business combinations detailed above were finalised. As a result during the financial year ended 30 June 2006 the acquisition accounting of these business combinations was adjusted to accurately reflect the fair value of the assets and liabilities acquired resulting in an increase to goodwill of $1.8 million.

23. Contingent liabilities

Legal proceedings

Mayne Pharma Limited is involved in various legal proceedings considered typical to its business, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations, Management does not expect them to have a materially adverse effect on the consolidated entity's financial position or profitability.

The information usually required by AASB 137 'Provisions, Contingent Liabilities and Contingent Assets' has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of this litigation.

Contractual commitments

Mayne Pharma Limited enters into consulting agreements with professional advisers from time to time as part of the normal operations of the business. In some instances these agreements may have contingent fees associated with the agreements. Given confidentiality restrictions in those agreements, the contingent fees have not been disclosed.

Guarantees

The consolidated entity has supplied a letter of credit to the financial intermediary of the joint venture entity, Zydus Mayne Oncology Pvt. Ltd, for $1.5 million (2005: nil).

24 Related parties

Symbion Health Limited ('Symbion')

The consolidated entity had a related party relationship with Symbion (formerly Mayne Group Limited) up until the demerger of Mayne Pharma Limited on 18 November 2005 (see note 4).

Sale of goods

The consolidated entity supplies products to Symbion's Pharmacy business. For the four and a half months to 18 November 2006 Symbion Health Limited purchased goods from the consolidated entity to the amount of $17.0 million (12 months to 30 June 2006: $33.1 million).

Shared Services Agreements

On the demerger of Mayne Pharma Limited (see note 4) certain shared facilities and services were provided by Symbion to the consolidated entity under the terms and conditions of the Transition and Stored Services Agreements that were established on demerger. The Stored Services Agreements expired on 28 February 2006. The amounts charged by Symbion to the consolidated entity under the agreements were on a cost recovery basis only.

25. Subsequent events

Acquisition of SuperGen oncology products

On 22 June 2006, the consolidated entity announced that an agreement had been reached with SuperGen, Inc ('SuperGen') to acquire the North American rights to Nipent® (pentostatin for injection) and SurfaceSafe. Nipent® is a treatment approved for patients with hairy cell leukaemia and SurfaceSafe is a two step, towelette system to decontaminate surfaces where chemotherapy is mixed or administered.

The total consideration payable for the purchase of the two oncology products from SuperGen is USD 33.4 million (AUD 45.1 million). Under the terms of the agreement Mayne Pharma Limited will acquire all product rights, patents, registrations, trademarks, inventories and relevant supplier and customer contracts relating to Nipent® in North America and SurfaceSafe.

Subsequent to year end the formalities of the acquisition have been completed and on 22 August 2006 Mayne Pharma Limited paid USD 13.4 million (AUD 18.1 million), of the total USD 33.4 million (AUD 45.1 million) consideration, to SuperGen upon signing the acquisition agreement. The remaining payments under the terms of the acquisition agreement are contingent on key events and product performance.

Continued development agreement with Pliva

On 28 July 2006, the consolidated entity announced that an agreement with Pliva d.d. ('Pliva') has been finalised for the continued development of biosimilar granulocyte-colony stimulating factor ('G-CSF') for the European, South East Asian, Middle Eastern and Asia Pacific markets. G-CSF is a haematopoietic growth factor used for the treatment of the side-effects associated with chemotherapy.

This agreement is an amendment of a collaboration originally signed with Pliva in February 2005 involving G-CSF and Erythropoietin ('EPO'). Following the previously announced termination of the EPO part of the collaboration (see notes 6 and 15), this agreement secures the continuing development of G-CSF and reflects the significant progress of the product through development. G-CSF continues to meet the product development milestones set by Mayne Pharma Limited and Pliva.

The consolidated entity is committed to pay $6.0 million on signing the agreement with Pliva. Upon successful achievement of all milestones future capital committments total $20.6 million.

Dividend declaration

Since the end of the financial year the Directors have declared the following dividend:

	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements	Dividend payment date
Final ordinary	1.5 c	1.5 c	0.0 c	20 September 2006	5 October 2006

The financial effect of these dividends has not been brought into account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent financial reports.

26. Explanation of transition to AIFRS

These are the consolidated entity's first consolidated annual financial statements prepared in accordance with AIFRS.

Except for the change in accounting policy (refer note 27), the accounting policies adopted by the consolidated entity have been applied in preparing the consolidated financial statements for the year ended 30 June 2006 and the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet as at 1 July 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet and comparative information for the year ended 30 June 2005 the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Directors' declaration

In the opinion of the Directors of Mayne Pharma Limited (formerly Mayne Pharma Pty Limited), the accompanying concise financial report including the remuneration disclosures that are contained in sections 1 to 5 and 8 of the Remuneration report in the Directors' report, of the consolidated entity, comprising Mayne Pharma Limited and its controlled entities for the financial year ended 30 June 2006, set out on pages 53 to 96:

(a) has been derived from or is consistent with the full financial report for the financial year, and

(b) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Signed in accordance with a resolution of the Directors on 20 September 2006 in Melbourne.



Peter Willcox
Chairman



Thierry Soursac
Chief Executive Officer and Managing Director

25. Subsequent events

Acquisition of SuperGen oncology products

On 22 June 2006, the consolidated entity announced that an agreement had been reached with SuperGen, Inc ('SuperGen') to acquire the North American rights to Nipent® (pentostatin for injection) and SurfaceSafe. Nipent® is a treatment approved for patients with hairy cell leukaemia and SurfaceSafe is a two step, towelette system to decontaminate surfaces where chemotherapy is mixed or administered.

The total consideration payable for the purchase of the two oncology products from SuperGen is USD 33.4 million (AUD 45.1 million). Under the terms of the agreement Mayne Pharma Limited will acquire all product rights, patents, registrations, trademarks, inventories and relevant supplier and customer contracts relating to Nipent® in North America and SurfaceSafe.

Subsequent to year end the formalities of the acquisition have been completed and on 22 August 2006 Mayne Pharma Limited paid USD 13.4 million (AUD 18.1 million), of the total USD 33.4 million (AUD 45.1 million) consideration, to SuperGen upon signing the acquisition agreement. The remaining payments under the terms of the acquisition agreement are contingent on key events and product performance.

Continued development agreement with Pliva

On 28 July 2006, the consolidated entity announced that an agreement with Pliva d.d. ('Pliva') has been finalised for the continued development of biosimilar granulocyte-colony stimulating factor ('G-CSF') for the European, South East Asian, Middle Eastern and Asia Pacific markets. G-CSF is a haematopoietic growth factor used for the treatment of the side-effects associated with chemotherapy.

This agreement is an amendment of a collaboration originally signed with Pliva in February 2005 involving G-CSF and Erythropoietin ('EPO'). Following the previously announced termination of the EPO part of the collaboration (see notes 6 and 15), this agreement secures the continuing development of G-CSF and reflects the significant progress of the product through development. G-CSF continues to meet the product development milestones set by Mayne Pharma Limited and Pliva.

The consolidated entity is committed to pay $6.0 million on signing the agreement with Pliva. Upon successful achievement of all milestones future capital committments total $20.6 million.

Dividend declaration

Since the end of the financial year the Directors have declared the following dividend:

	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements	Dividend payment date
Final ordinary	1.5 c	1.5 c	0.0 c	20 September 2006	5 October 2006

The financial effect of these dividends has not been brought into account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent financial reports.

26. Explanation of transition to AIFRS

These are the consolidated entity's first consolidated annual financial statements prepared in accordance with AIFRS.

Except for the change in accounting policy (refer note 27), the accounting policies adopted by the consolidated entity have been applied in preparing the consolidated financial statements for the year ended 30 June 2006 and the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet as at 1 July 2004 (the consolidated entity's date of transition).

In preparing its opening AIFRS balance sheet and comparative information for the year ended 30 June 2005 the consolidated entity has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRS has affected the consolidated entity's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

26. Explanation of transition to AIFRS (continued)
Reconciliation of equity

	Note	Previous GAAP	Effect of transition to AIFRS 1 July 2004 $'000	AIFRS	Previous GAAP	Effect of transition to AIFRS 30 June 2005 $'000	AIFRS
Current assets							
Cash and cash equivalents		38,151	–	38,151	54,436	–	54,436
Trade and other receivables		140,176	–	140,176	172,356	–	172,356
Related party receivables		117,778	–	117,778	159,054	–	159,054
Inventories		176,831	–	176,831	180,570	–	180,570
Prepayments		11,674	–	11,674	10,818	–	10,818
Total current assets		484,610	–	484,610	577,234	–	577,234
Non-current assets							
Other receivables		3,723	–	3,723	2,460	–	2,460
Investments		4,728	–	4,728	4,273	–	4,273
Investments accounted for using the equity method		984	–	984	1,304	–	1,304
Deferred tax assets	(h)	28,025	8,380	36,405	31,563	5,598	37,161
Property, plant and equipment	(b), (g)	170,276	(4,235)	166,041	228,619	(5,550)	223,069
Product development	(g)	11,541	13,651	25,192	17,274	18,458	35,732
Goodwill	(a)	865,017	(119,744)	745,273	890,454	(65,743)	824,711
Identified intangible assets	(a), (g)	60,461	121,751	182,212	145,634	99,110	244,744
Total non-current assets		1,144,755	19,803	1,164,558	1,321,581	51,873	1,373,454
Total assets		1,629,365	19,803	1,649,168	1,898,815	51,873	1,950,688
Current liabilities							
Trade and other payables		86,317	–	86,317	108,522	–	108,522
Related party indebtedness		1,154,424	–	1,154,424	1,570,893	–	1,570,893
Interest-bearing liabilities		2,623	–	2,623	5,629	–	5,629
Employee benefits	(c)	9,883	449	10,332	13,180	405	13,585
Current tax liabilities		3,611	–	3,611	17,138	–	17,138
Provisions		14,161	–	14,161	30,595	–	30,595
Total current liabilities		1,271,019	449	1,271,468	1,745,957	405	1,746,362
Non-current liabilities							
Other payables		2,709	–	2,709	146	–	146
Interest-bearing liabilities		234,857	–	234,857	13,415	–	13,415
Deferred tax liabilities	(h)	10,067	13,227	23,294	2,779	13,089	15,868
Employee benefits		759	–	759	4,514	–	4,514
Provisions		–	–	–	35,365	–	35,365
Total non-current liabilities		248,392	13,227	261,619	56,219	13,089	69,308
Total liabilities		1,519,411	13,676	1,533,087	1,802,176	13,494	1,815,670
Net assets		109,954	6,127	116,081	96,639	38,379	135,018
Equity							
Equity attributable to equity holders of the parent							
Issued capital		–	–	–	–	–	–
Reserves	(b), (d)	(23,473)	23,473	–	(29,283)	22,832	(6,451)
Retained profits		133,427	(17,346)	116,081	125,922	15,547	141,469
Total equity		109,954	6,127	116,081	96,639	38,379	135,018

26. Explanation of transition to AIFRS (continued)

Notes to the reconciliation of equity

The deferred tax impact of the adjustments described below are set out in note (h).

(a) AASB 3 'Business Combinations' ('AASB 3')
The consolidated entity has applied AASB 3 to all business combinations that have occurred since 1 July 2004 (the date of transition to AIFRS). In addition, the consolidated entity has elected to apply AIFRS retrospectively to all business combinations that occurred between 1 October 2003 and the date of transition. Accordingly, the consolidated entity has revisited the acquisition accounting of certain business combinations under AIFRS resulting in the revised measurement of certain acquired assets.

In making the election to apply AASB 3 from 1 October 2003 the consolidated entity has revisited the following business combinations under AIFRS, that occurred prior to transition date:

- purchase of the worldwide generic injectable Paclitaxel business and related assets and infrastructure from NaPro Biotherapeutics, Inc ('NaPro') and Abbott Laboratories ('Abbott');
- purchase of a suite of injectable multivitamin products and related assets and infrastructure that were marketed in the USA by aaiPharma Inc; and
- purchase of the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH ('Wasserburger').

In addition, the consolidated entity has revisited those acquisitions made prior to 30 June 2005 but subsequent to transition date. These include:

- purchase of the operations of the generic pharmaceutical business of Laboratorios Farmacéuticos ROVI SA specialising in sales and distribution to the hospital segment;
- purchase of the shares in Intra-tech Healthcare Limited a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags;
- purchase of the shares and the specialist oncology product business of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH; and
- purchase of the shares in PHT Pharma Srl, which is a generic pharmaceutical business that specialises in the hospital segment.

Under AIFRS, goodwill acquired in a business combination will not be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate potential impairment.

In applying AASB 3 to those business combinations that occurred prior to transition date, additional intangible assets have been identified and the consolidated entity reduced goodwill by $119.7 million and increased intangible assets by $117.5 million on 1 July 2004. The net difference of $2.2 million, being a credit to retained earnings, comprises a reversal in goodwill amortisation of $5.6 million, an increase in intangibles amortisation of $6.2 million and the derecognition of costs capitalised into goodwill of $1.6 million. The amortisation charge recognised in the income statement relating to the additional intangible assets recognised on transition to AIFRS is $12.2 million for the year to 30 June 2005.

The effect on the consolidated entity of applying AASB 3 for the year to 30 June 2005 reduced goodwill by $2.9 million relating to the derecognition of costs capitalised into goodwill with the corresponding amount being charged to other expenses in the income statement.

The requirement to cease all goodwill amortisation from transition date had the effect of reducing the amortisation expense in the income statement by $45.7 million for the year to 30 June 2005.

(b) AASB 116 'Property, Plant and Equipment' ('AASB 116')
Under previous GAAP, the accounting policy of the consolidated entity was to independently revalue land and buildings every three years to their fair values with these values reassessed in the intervening periods as to their appropriateness. Under AIFRS, the consolidated entity has elected to apply the cost basis of recording property, plant and equipment thereby deeming the carrying value of property, plant and equipment to be the cost value from the date of transition.

In making the above election on transition to AIFRS, the asset revaluation reserve was derecognised as it is no longer a valid reserve in electing the cost model of valuation. On the date of transition to AIFRS the asset revaluation reserve of the consolidated entity under previous GAAP was nil, therefore no transitional adjustment was required. At 30 June 2005 the asset revaluation reserve under previous GAAP was $0.7 million. This revaluation was reversed resulting in a reduction in the value of property, plant and equipment and removal of the asset revaluation reserve.

(c) AASB 119 'Employee Benefits' ('AASB 119')
Under previous GAAP, the policy of the consolidated entity was to ensure that sufficient contributions were made to the defined benefit superannuation plans, operated in the United States and Germany, to ensure that there was no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plans. These contributions were expensed in accordance with actuarial assessments and the rules of the respective fund.

Under AIFRS, AASB 119 requires the net surplus or deficit of defined benefit funds, at transition date, to be recognised in the balance sheet with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. The consolidated entity recognised a defined benefit liability of $0.5 million on transition to AIFRS.

26. Explanation of transition to AIFRS (continued)

(c) AASB 119 'Employee Benefits' ('AASB 119') (continued)

Revised AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. The consolidated entity has elected to early adopt revised AASB 119 and has elected to recognise all actuarial gains or losses directly in equity with the other components of defined benefit costs being recognised in the income statement.

(d) AASB 121 'The Effects of Changes in Foreign Exchange Rates' ('AASB 121')

On the date of transition to AIFRS, the consolidated entity took advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to nil. This election resulted in a credit adjustment against the FCTR of $23.5 million with a corresponding adjustment being made to retained earnings.

Subsequent to transition to AIFRS exchange rate differences relating to the translation of foreign operations, including the impact on the AIFRS transition adjustments, will continue to be recognised as a separate component of equity in the FCTR. The exchange differences are then released through the income statement when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to AIFRS.

(e) AASB 132 'Financial Instruments: Disclosure and Presentation' ('AASB 132') and AASB 139 'Financial Instruments: Recognition and Measurement' ('AASB 139').

Under AASB 132/139, the consolidated entity's accounting policy has changed to recognise in the balance sheet all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value are carried at cost or amortised cost.

AASB 139 requires fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations to be recognised in the balance sheet. The gains and losses on hedging instruments that arise from the use of fair value hedges are recognised in the income statement. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, are deferred to equity until the hedged item is settled. When a hedge transaction is settled the gain or loss deferred to equity is then recognised in the income statement or deferred to the balance sheet depending on the transaction that the hedge was designated to. Gains and losses on hedging instruments used in hedges of net investments in foreign operations are recognised in the foreign currency translation reserve in equity. Hedge accounting can only be utilised where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which the consolidated entity is a party, must be recognised on balance sheet. The consolidated entity has reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

The consolidated entity is required to comply with AASB 132/139 from 1 July 2004, however, an exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. The consolidated entity has elected to take advantage of this exemption therefore there are no adjustments in relation to these standards for 1 July 2004 or the financial year ending 30 June 2005 as previous GAAP continues to apply for these periods.

Refer note 27 regarding the impact of this change in accounting policy for the year ended 30 June 2006 and on the comparative reporting period on adoption of AASB 132/139 from 1 July 2005.

(f) AASB 136 'Impairment of Assets' ('AASB 136')

On adoption of AASB 136 tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to AIFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill and intangible assets with indefinite useful lives and assets not yet available for use must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136, impairment of these assets is assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset was identified for the consolidated entity.

For the year ended 30 June 2005 no impairment of any tangible non-current asset or intangible asset has been identified for the consolidated entity.

(g) AASB 138 'Intangible Assets' ('AASB 138')

Under previous GAAP, the consolidated entity's policy on research and development activities was to recognise all costs incurred as an expense in the income statement. Under AIFRS, AASB 138 prohibits the recognition of internally generated intangible assets except for certain items of development expenditure that must be capitalised.

On transition to AIFRS, the consolidated entity recognised an intangible asset, relating to development activities of $13.7 million. For the year to 30 June 2005 there was a reduction in other expenses of $5.8 million relating to development expenditure capitalised and an increase to amortisation expense of $1.0 million relating to the amortisation of capitalised development costs, resulting in a net increase in net profit before tax of $4.8 million for the year to 30 June 2005.

26. Explanation of transition to AIFRS (continued)

(g) AASB 138 'Intangible Assets' ('AASB 138') (continued)
The general principles under AASB 1 require, on transition to AIFRS, that the recognition and classification of all assets and liabilities be assessed in terms of AIFRS. The consolidated entity has reviewed all intangibles recognised under previous GAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to AIFRS, computer software assets of $4.2 million were reclassified from other non-current assets to intangible assets. During the 12 months to 30 June 2005 computer software assets totalling $0.6 million were capitalised and have been reclassified from property, plant and equipment to other intangible assets.

(h) AASB 112 'Income Taxes' ('AASB 112')
With the introduction of AIFRS a 'balance sheet' approach to accounting for taxation has been adopted, replacing the previous GAAP 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

Under previous GAAP, to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under AIFRS, the threshold for asset recognition is the 'probable' test.

The identified net tax adjustments to deferred tax assets and liabilities that arise on transition to AIFRS standards, comprise the following:

	1 July 2004 $'000	30 June 2005 $'000
Property, plant and equipment	1,245	1,216
Product development costs	4,095	5,538
Employee benefits	(122)	(135)
Adoption of AASB 3	499	451
Adoption of balance sheet approach	(870)	421
Net increase/(decrease) in net deferred tax liability/(asset)	4,847	7,491

The effect on the income statement for the year to 30 June 2005 was to increase the tax charge by $2.4 million.

The effect of the above adjustments on retained earnings is as follows:

	Note	$'000	$'000
Goodwill	(a)	(119,744)	(65,743)
Other intangibles	(a), (g)	121,751	99,110
Property, plant and equipment	(b), (g)	(4,235)	(5,550)
Product development costs	(g)	13,651	18,458
Employee benefits	(c)	(449)	(405)
Reclassification of foreign currency translation reserve	(d)	(23,473)	(23,498)
Asset revaluation reserve	(b)	–	666
Deferred tax	(h)	(4,847)	(7,491)
Total adjustment to retained earnings		(17,346)	15,547
Attributable to:			
Equity holders of the parent		(17,346)	15,547
		(17,346)	15,547

26. Explanation of transition to AIFRS (continued)
Reconciliation of profit for the year ended 30 June 2005

	Note	Previous GAAP	Effect of transition to AIFRS 30 June 2005 $'000	AIFRS
Sales revenue		644,735	–	644,735
Cost of sales		(368,973)	–	(368,973)
Gross profit		275,762	–	275,762
Other income		6,725	–	6,725
Distribution expenses		(20,085)	–	(20,085)
Selling and marketing expenses		(72,647)	–	(72,647)
Administrative expenses		(50,759)	–	(50,759)
Product development expenditure	(g)	(44,079)	5,788	(38,291)
Amortisation of operating rights and licences	(a), (g)	(8,859)	(13,136)	(21,995)
Other expenses	(a)	(57,007)	42,724	(14,283)
Results from operating activities		29,051	35,376	64,427
Financial income		2,039	–	2,039
Financial expense		(17,391)	–	(17,391)
Net finance costs		(15,352)	–	(15,352)
Share of net profits of investments accounted for using the equity method		320	–	320
Profit/(loss) before tax		14,019	35,376	49,395
Income tax expense	(h)	(7,663)	(2,413)	(10,076)
Profit after tax but before loss of discontinued operations and loss on sale of discontinued operations		6,356	32,963	39,319
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	(d)	(13,861)	(70)	(13,931)
Profit/(loss) attributable to members of Mayne Pharma Limited		(7,505)	32,893	25,388

Explanation of material adjustments to the cash flow statement
Development costs of $5.8 million for the year to 30 June 2005 were classified in operating cash flows under previous GAAP in the cash flow statement. Under AIFRS, development costs that are capitalised in accordance with AASB 138 (see note (g)) are classified as investing cash flows.

There are no other material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous GAAP.

27. Change in accounting policy

In the current financial period the consolidated entity adopted AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement', from 1 July 2005. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption of AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings, hedge reserve and fair value reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005.

Reconciliation of opening balances affected by AASB 132 and 139 at 1 July 2005 on the consolidated entity

	Note	30 June 2005	Effect of change in accounting policy $'000	1 July 2005
Equity securities available-for-sale	(a)	4,273	(3,067)	1,206
Fair value derivative assets	(b)	–	–	–
Fair value derivative liabilities	(b)	–	–	–
Cash flow hedge reserve	(b)	–	–	–
Unrealised gain reserve	(a)	–	(3,112)	(3,112)
Foreign currency translation reserve	(a)	–	(45)	(45)

(a) Available-for-sale financial assets

Under previous GAAP, available-for-sale equity securities were recognised at cost. In accordance with AIFRS these are recognised at fair value with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset amounts previously recognised in equity will be 'recycled' through the income statement. Any impairment in the carrying value of available-for-sale securities will be recognised in current period income.

The effect on the consolidated entity is to decrease equity securities available-for-sale by $3.1 million and decrease the unrealised gain reserve by $3.1 million at 1 July 2005.

(b) Derivatives

Under previous GAAP, and the consolidated entity's accounting policy, not all derivatives were recognised on balance sheet. On adoption of AASB 139 all derivatives will be recognised on balance sheet at fair value. At 1 July 2005 there is no effect on the consolidated entity on adoption of this new accounting policy.

(c) Loans and receivables

Under AIFRS, loans and receivables are required to be carried at amortised cost. There is no effect on the consolidated entity at 1 July 2005 on adoption of this new accounting policy.

Directors' declaration

In the opinion of the Directors of Mayne Pharma Limited (formerly Mayne Pharma Pty Limited), the accompanying concise financial report including the remuneration disclosures that are contained in sections 1 to 5 and 8 of the Remuneration report in the Directors' report, of the consolidated entity, comprising Mayne Pharma Limited and its controlled entities for the financial year ended 30 June 2006, set out on pages 53 to 96:

(a) has been derived from or is consistent with the full financial report for the financial year, and

(b) complies with Accounting Standard AASB 1039 'Concise Financial Reports'.

Signed in accordance with a resolution of the Directors on 20 September 2006 in Melbourne.



Peter Willcox
Chairman



Thierry Soursac
Chief Executive Officer and Managing Director

Independent audit report on concise financial report

To the members of Mayne Pharma Limited (formerly Mayne Pharma Pty Limited)

Scope

The financial report, remuneration disclosures and directors' responsibility

The concise financial report comprises the income statement, statement of recognised income and expense, balance sheet, statement of cash flows, accompanying notes 1 to 27, and the accompanying discussion and analysis on the income statement, statement of recognised income and expenses, balance sheet, and statement of cash flows, and the Directors' declaration for Mayne Pharma Limited ('the Company') and its controlled entities ('the consolidated entity') for the year ended 30 June 2006.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ('remuneration disclosures'), required by Australian Accounting Standard AASB 124 'Related Party Disclosures', under the heading 'Remuneration report' in sections 1 to 5 and 8 of the Directors' report and not in the concise financial report.

The Directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and errors, and for the accounting policies and accounting estimates inherent in the concise financial report. The Directors are also responsible for the remuneration disclosures contained in the Directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report and the remuneration disclosures of the Company and its controlled entities for the year ended 30 June 2006. The Remuneration report in the full financial report also contains information in sections 6, 7 and 9 not required by Australian Accounting Standard AASB 124 which is not subject to our audit. Our audit report on the full financial report and the remuneration disclosures was signed on 20 September 2006, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report; and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of Management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the concise financial report of Mayne Pharma Limited and its controlled entities for the financial year ended 30 June 2006 complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.



KPMG



Paul J McDonald
Partner

Melbourne
20 September 2006

ASX additional information

Additional information required by the Australian Stock Exchange Listing Rules and not disclosed elsewhere in this report is set out below

Shareholdings (as at 8 September 2006)

Substantial shareholders

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified the Company that they have a relevant interest in more than 5% of any class of the Company's voting securities. The current issued capital of Mayne Pharma Limited as at 8 September 2006 is 640,655,416.

Shareholder	Latest reported shareholding	% of issued capital
Maple-Brown Abbott Limited	66,348,612	10.36%
Westpac Banking Corporation	60,949,883	9.51%
National Australia Bank Limited Group	53,188,183	8.30%
Challenger Financial Services Group Limited	34,219,662	5.34%
Lazard Asset Management Pacific Co	33,622,493	5.25%

Distribution of equity security holders

Holding category	Number of holders of fully paid ordinary shares	Number of shares
1–1,000[1]	32,640	12,221,623
1,001–5,000	24,009	55,202,320
5,001–10,000	3,932	28,067,152
10,001–100,000	2,089	43,878,871
100,001 and over	115	501,285,450
Total	62,785	640,655,416

[1] There are 14,784 shareholders holding less than a marketable parcel at 8 September 2006.

Twenty largest shareholders[2]

Shareholder	Number of shares	Percent of shares on issue
Westpac Custodian Nominees Ltd	153,506,380	23.96%
National Nominees Limited	76,596,524	11.96%
JP Morgan Nominees Australia Limited	67,303,139	10.51%
Citicorp Nominees Pty Limited	44,269,277	6.91%
Cogent Nominees Pty Limited	24,453,236	3.82%
ANZ Nominees Limited	22,423,146	3.50%
Westpac Financial Services Ltd	20,418,196	3.19%
UBS Nominees Pty Ltd	14,792,330	2.31%
RBC Dexia Investor Services	14,227,240	2.22%
HSBC Custody Nominees	9,890,496	1.54%
AMP Life Limited	9,415,181	1.47%
Victorian Workcover Authority	3,938,164	0.61%
Westpac Life Insurance	3,240,084	0.51%
Queensland Investment Corporation	3,132,497	0.49%
Transport Accident Commission	2,636,415	0.41%
Australian Foundation Investment	2,100,000	0.33%
Australian Reward Investment Alliance	1,967,154	0.31%
Macquarie Equities Asia Limited	1,517,320	0.24%
The University of Melbourne	1,513,695	0.24%

[2] This table identifies the registered shareholders who may not beneficially own the shares.

Voting rights

On a show of hands, every person present in the capacity of a member or the representative of a member which is a body corporate, or the proxy or an attorney of a member, or in more than one of those capacities, has one vote. On a poll, every member who is present in person or by proxy or attorney or, in the case of a member which is a body corporate, by representative, has one vote in respect of every fully paid share held by such member. No shareholder has any different voting rights than are enjoyed by all shareholders.

Stock exchange

The Company is listed on the Australian Stock Exchange. The home exchange is Melbourne.

Other information

Mayne Pharma Limited is a publicly listed company limited by shares and is incorporated and domiciled in Australia.

Important dates

Record date for final dividend
20 September 2006

Final dividend to be paid
5 October 2006

Annual General Meeting
21 November 2006

Annual General Meeting 2006
10 am on Tuesday 21 November 2006
The Auditorium
Melbourne Exhibition Centre
2 Clarendon Street
Southbank Victoria 3006

Company information

Mayne Pharma Limited
ABN 58 097 064 330

Registered Office
Level 3
390 St Kilda Road
Melbourne Victoria 3004
Australia

GPO Box 2997
Melbourne Victoria 3001
Australia

Telephone +613 9868 0700
Facsimile +613 9868 0868
Website www.maynepharma.com

Stock Exchange listing
Australian Stock Exchange
Stock Code 'MYP'

Investor Inquiries
Mayne Pharma Investor Relations

Telephone +44 20 7420 8400
Facsimile +44 20 7420 8452
Email investor.relations@maynepharma.com

Shareholder Information and Inquiries
Link Market Services Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000
Australia

Locked Bag A14
Sydney South NSW 1235
Australia

Telephone 1300 761 191
+612 8280 7154
Facsimile +612 9287 0303
Email registrars@linkmarketservices.com.au
Website www.linkmarketservices.com.au

Chief Executive Officer
and Managing Director
Dr Thierry Soursac

Chief Financial Officer
Mr Paul Binfield

Company Secretaries
Mrs Tamara Joseph
Mr Dimitri Kiriacoulacos

Independent Auditors
KPMG

Glossary

'Anti-cancer agents' are drugs that are used to prevent the reproduction or growth of cancer cells and are used in chemotherapy treatments

'Bisphosphonate' a class of drugs used to strengthen bone

'Calcium Leucovorin' is an adjuvant therapy used in some cancer treatment regimens

'Carboplatin' is an anti-cancer agent used to treat ovarian cancer

'Camptosar®' is a brand of Irinotecan

'Clofarabine' is an anti-cancer agent used in the treatment of acute lymphoblastic leukaemia in paediatric patients who have relapsed or are refractory to other chemotherapies

'Docetaxel' is an anti-cancer agent used in the treatment of breast cancer, lung cancer, prostate cancer and stomach cancer

'Doryx®' is a brand of an anti-infective drug

'Eligard®' is a brand of a prostate cancer drug

'Eloxatin®' is a brand of Oxaliplatin

'Epirubicin' is an anti-cancer agent used to treat breast cancer

'Evoltra®' is a brand of Clofarabine

'Gemcitabine' is an anti-cancer agent used to treat cancer of the breast, pancreas and lung

'Hydromorphone' is a narcotic analgesic used to relieve pain

'Irinotecan' is an anti-cancer agent used to treat colorectal cancer

'Kadian®' is a brand of sustained-release morphine administered to relieve pain

'Local market value' of a product refers to the value of sales of the equivalent branded product in the market or markets in which Mayne Pharma Limited anticipates launching that product

'Methotrexate' is an anti-cancer agent used to treat certain types of cancer, psoriasis, and rheumatoid arthritis

'Mitoxantrone' is an anti-cancer agent used to treat prostate cancer; acute nonlymphocytic leukaemia including myelogenous, promyelocytic, monocytic, and erythroid acute leukaemias; and multiple sclerosis

'MVI®' is a brand of an injectable multivitamin

'Navelbine®' is a brand of vinorelbine

'Nipent®' is an anti-cancer agent used in the treatment of a specific type of blood cancer (hairy cell leukaemia)

'Octreotide®' is a man-made protein used to treat acromegaly

'Ondansetron' is an anti-nausea drug

'Oxaliplatin' is an anti-cancer agent used to treat colorectal cancer

'Paclitaxel' is a chemotherapy drug derived from species of yew tree and used in the treatment of various cancers including breast and ovarian cancer

'Pamidronate' is a drug used in the treatment of certain forms of hypercalcemia

'Vinorelbine' is an anti-cancer agent used to treat lung cancer

Designed and produced by Ross Barr & Associates Pty Limited

www.maynepharma.com


mayne

Helping patients and doctors in their battle against cancer

Mayne Pharma Limited
Financial Report 2006

The financial information provided in the following pages is for Mayne Pharma Limited for the twelve months 1 July 2005 to 30 June 2006.

As outlined in the Mayne Group Limited Explanatory Memorandum dated 7 October 2005 related to the demerger of Mayne Pharma Limited from Mayne Group Limited, Mayne Pharma Limited acquired from Mayne Group Limited FH Faulding & Co Limited including its pharmaceutical businesses based in Salisbury effective 18 November 2005 and accordingly they are not included in the financial results for the period 1 July 2005 to 17 November 2005 or in the comparative financial information. The financial results therefore differ from the 'pro forma' financials shown in the Mayne Group Limited Explanatory Memorandum which included a full twelve month contribution.

Mayne Pharma Limited
ABN 58 097 064 330

The Financial report is a detailed report that has been prepared by Mayne Pharma Limited as part of its statutory annual reporting obligations under the Corporations Act 2001. It must be read in conjunction with the Annual Report 2006 which includes the Directors' report and the Remuneration report.

All amounts are expressed in Australian dollars (A$), unless otherwise stated.

Contents

2 Income Statements
3 Statements of Recognised Income and Expenses
4 Balance Sheets
5 Statements of Cash Flows
6 Notes to the Financial Statements
74 Directors' Declaration
75 Independent Audit Report
76 Major Shareholders

Annual Financial Report

Mayne Pharma Limited
(formerly Mayne Pharma Pty Limited)
and its Controlled Entities
30 June 2006

Page Note

Page	Note	
6	1	Significant accounting policies
18	2	Segmental reporting
22	3	Mayne Group Limited Demerger of Mayne Pharma Limited
22	4	Other income
23	5	Results from operating activities
24	6	Personnel expenses
24	7	Auditors' remuneration
25	8	Net financing costs
25	9	Income taxes
26	10	Discontinued operations
27	11	Earnings per share
29	12	Cash and cash equivalents
29	13	Trade and other receivables
29	14	Inventories
29	15	Investments
30	16	Investments accounted for using the equity method
31	17	Deferred tax assets and liabilities
34	18	Property, plant and equipment
37	19	Intangible assets
40	20	Trade and other payables
41	21	Interest-bearing liabilities
43	22	Employee benefits
48	23	Current tax liabilities
49	24	Provisions
50	25	Issued capital
51	26	Reserves and retained profits
52	27	Dividends
53	28	Financial instruments
56	29	Operating leases
56	30	Capital and other commitments
57	31	Contingent liabilities
58	32	Consolidated entities
59	33	Acquisition of controlled entities and businesses
62	34	Reconciliation of cash flows from operating activities
63	35	Key management personnel disclosures
65	36	Other related party disclosures
66	37	Subsequent events
66	38	Explanation of transition to AIFRS
73	39	Change in accounting policy

Income Statements

For the year ended 30 June 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Sales revenue	2	**788,949**	644,735	**404,010**	411,189
Cost of sales		**(434,193)**	(368,973)	**(290,845)**	(292,656)
Gross profit		**354,756**	275,762	**113,165**	118,533
Other income	4	**7,602**	6,725	**7,620**	4,642
Distribution expenses		**(19,768)**	(20,085)	**(1,799)**	(2,940)
Selling and marketing expenses		**(91,294)**	(72,647)	**(22,236)**	(17,482)
Administrative expenses		**(70,583)**	(50,759)	**(34,411)**	(15,949)
Product development expenditure		**(27,573)**	(38,291)	**(13,155)**	(24,926)
Amortisation of operating rights and licences		**(24,963)**	(21,995)	**(150)**	(53)
Other expenses	5	**(132,073)**	(14,283)	**(34,854)**	(18,103)
Results from operating activities	5	**(3,896)**	64,427	**14,180**	43,722
Financial income	8	**1,239**	2,039	**12,108**	9,794
Financial expense	8	**(4,628)**	(17,391)	**(776)**	(14,356)
Net financing costs	8	**(3,389)**	(15,352)	**11,332**	(4,562)
Share of net profits of investments accounted for using the equity method	16	**70**	320	**-**	-
Profit (loss) before tax		**(7,215)**	49,395	**25,512**	39,160
Income tax expense	9	**(24,120)**	(10,076)	**(10,645)**	(12,179)
Profit after tax but before loss on discontinued operations and loss on sale of discontinued operations		**(31,335)**	39,319	**14,867**	26,981
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	2, 10	**-**	(13,931)	**-**	(11,738)
Profit (loss) attributable to members of Mayne Pharma Limited	26	**(31,335)**	25,388	**14,867**	15,243

Earnings per share (note 11):
The earnings per share calculations presented below have been prepared in accordance with AASB 133 'Earnings per Share'.

	2006	2005
Basic earnings per share attributable to ordinary equity holders	**(8.4)c**	25,388,000.0c
Diluted earnings per share attributable to ordinary equity holders	**(8.4)c**	25,388,000.0c
Basic earnings per share from continuing operations	**(8.4)c**	39,319,000.0c
Diluted earnings per share from continuing operations	**(8.4)c**	39,319,000.0c

On 18 November, to facilitate the separation of the global pharmaceutical business from Mayne Group Limited, Mayne Pharma Limited issued 640,655,316 new shares (refer note 25). Due to the significant change in the capital structure of the Company on the issuance of these shares an alternative denominator has been used in determining the basic and dilutive earnings per share figures shown below:

	2006	2005
Alternative basic earnings per share attributable to ordinary equity holders	**(4.9)c**	4.0c
Alternative diluted earnings per share attributable to ordinary equity holders	**(4.9)c**	4.0c
Alternative basic earnings per share from continuing operations	**(4.9)c**	6.1c
Alternative diluted earnings per share from continuing operations	**(4.9)c**	6.1c
Dividends per share (note 27):		
Final dividend payable 5 October 2006 (cents per share)	**1.5c**	0.0c

The income statements are to be read in conjunction with the notes to these financial statements set out on pages 6 to 73.

Statements of Recognised Income and Expenses

For the year ended 30 June 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Foreign exchange adjustments on consolidation	26	**37,672**	(6,381)	**3,501**	(3,747)
Available-for-sale investments					
Gain/(loss) on valuation of available-for-sale investments	26	**(350)**	–	–	–
Transfer of available-for-sale equity reserves to income statement	26	**3,530**	–	–	–
Cash flow hedges:					
Effective portion of changes in fair value	26	**92**	–	**92**	–
Transfer to income statement for the year	26	**(92)**	–	**(92)**	–
Actuarial gain/(loss) on defined benefit plans	26	**(149)**	–	–	–
Income tax on items taken directly to or transferred from equity		–	–	–	–
Net income recognised directly in equity		**40,703**	(6,381)	**3,501**	(3,747)
Profit/(loss) for the period		**(31,335)**	25,388	**14,867**	15,243
Total recognised income and expense for the period attributable to equity holders		**9,368**	19,007	**18,368**	11,496
Effects of change in accounting policy to equity holders:					
First-time adoption of AASB 139 'Financial Instruments: Recognition and Measurement'					
Net gain/(loss) on cash flow hedges	39	–	–	–	–
Net gain/(loss) on fair value of available-for-sale investments	39	**(3,112)**	–	–	–
		(3,112)	–	–	–

Movements in reserves and retained profits are set out in note 26.

The statements of recognised income and expenses are to be read in conjunction with the notes to these financial statements set out on pages 6 to 73.

Balance Sheets

As at 30 June 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Current assets					
Cash and cash equivalents	12	**115,619**	54,436	**48,349**	–
Trade and other receivables	13	**204,918**	172,356	**562,939**	354,020
Related party receivables	13	–	159,054	–	124,259
Prepayments	13	**11,501**	10,818	**3,539**	783
Inventories	14	**195,474**	180,570	**87,553**	93,897
Total current assets		**527,512**	577,234	**702,380**	572,959
Non-current assets					
Other receivables	13	**2,830**	2,460	**1,590**	3
Investments	15	**905**	4,273	**802,170**	336,191
Investments accounted for using the equity method	16	**4,641**	1,304	–	–
Deferred tax assets	17	**24,965**	37,161	–	1,611
Property, plant and equipment	18	**260,205**	223,069	**137,436**	131,126
Product development	19	**44,024**	35,732	**41,811**	18,459
Goodwill	19	**884,752**	824,711	**201,861**	201,861
Identified intangible assets	19	**258,508**	244,744	**16,449**	7,838
Total non-current assets		**1,480,830**	1,373,454	**1,201,317**	697,089
Total assets		**2,008,342**	1,950,688	**1,903,697**	1,270,048
Current liabilities					
Trade and other payables	20	**138,565**	108,522	**79,902**	77,476
Related party indebtedness	21	–	1,570,893	–	988,105
Interest-bearing liabilities	21	**4,499**	5,629	**146,960**	167,297
Employee benefits	22	**18,631**	13,585	**6,714**	5,649
Current tax liabilities	23	**7,843**	17,138	**2,400**	10,651
Provisions	24	**19,939**	30,595	**11,281**	1,535
Total current liabilities		**189,477**	1,746,362	**247,257**	1,250,713
Non-current liabilities					
Other payables	20	**44**	146	–	–
Interest-bearing liabilities	21	**11,591**	13,415	–	–
Deferred tax liabilities	17	**31,201**	15,868	**6,325**	–
Employee benefits	22	**6,999**	4,514	**5,666**	4,514
Provisions	24	**18,008**	35,365	**2,500**	–
Total non-current liabilities		**67,843**	69,308	**14,491**	4,514
Total liabilities		**257,320**	1,815,670	**261,748**	1,255,227
Net assets		**1,751,022**	135,018	**1,641,949**	14,821
Equity					
Equity attributable to equity holders of the parent					
Issued capital	25	**1,608,760**	–	**1,608,760**	–
Reserves	26	**32,277**	(6,451)	**(246)**	(3,747)
Retained profits	26	**109,985**	141,469	**33,435**	18,568
Total equity		**1,751,022**	135,018	**1,641,949**	14,821

The balance sheets are to be read in conjunction with the notes to these financial statements set out on pages 6 to 73.

Statements of Cash Flows

For the year ended 30 June 2006

	Note	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	THE COMPANY 2006 $'000	THE COMPANY 2005 $'000
Cash flows from operating activities					
Cash receipts from customers		**836,155**	654,141	**505,810**	380,371
Cash payments to suppliers and employees		**(652,555)**	(566,276)	**(483,288)**	(327,217)
Cash generated from operations		**183,600**	87,865	**22,522**	53,154
Interest received		**1,000**	1,003	**662**	-
Interest paid		**(1,503)**	(3,309)	-	-
Income taxes (paid)/refunded		**(15,201)**	1,004	**(782)**	-
Net cash from operating activities	34	**167,896**	86,563	**22,402**	53,154
Cash flows from investing activities					
Payments for acquisition of entities and businesses	33	**(23,147)**	(100,395)	-	-
Payments for property, plant and equipment		**(64,346)**	(83,572)	**(14,891)**	(51,411)
Payments for operating rights and licences		**(24,418)**	(59,621)	**(7,893)**	-
Payments for amounts capitalised into goodwill		-	(7,937)	-	-
Payments for product development costs		**(27,761)**	(13,263)	**(24,672)**	(5,788)
Payments for investments		**(3,268)**	-	**(3,268)**	-
Proceeds from sale of property, plant and equipment		**112**	172	-	-
Proceeds on disposal of entities and businesses		**965**	8,726	**965**	8,726
Net cash from investment activities		**(141,863)**	(255,890)	**(49,759)**	(48,473)
Cash flows from financing activities					
Proceeds from borrowings with Symbion Health Limited		**37,767**	392,570	**37,767**	392,570
Proceeds from borrowings with controlled entities		-	-	**42,317**	(395,085)
Proceeds from borrowings		-	39,899	-	-
Capitalised borrowing costs		**(1,734)**	-	**(1,734)**	-
Repayment of loans by related parties		-	(1,489)	-	-
Repayments of borrowings		**(4,928)**	(240,468)	-	-
Net cash from financing activities		**31,105**	190,512	**78,350**	(2,515)
Net increase in cash and cash equivalents		**57,138**	21,185	**50,993**	2,166
Cash and cash equivalents at the beginning of the financial year		**54,436**	38,151	**(7,102)**	(9,268)
Effect of exchange rate fluctuations on cash held		**4,045**	(4,900)	-	-
Cash and cash equivalents at the end of the financial year	34	**115,619**	54,436	**43,891**	(7,102)

The statements of cash flows are to be read in conjunction with the notes to these financial statements set out on pages 6 to 73.

1. Significant accounting policies

Mayne Pharma Limited ('the Company') is a company domiciled in Australia and is listed on the Australia Stock Exchange with a financial year end of 30 June. The consolidated Financial report has been prepared for the financial year ended 30 June 2006 comprising the Company and its subsidiaries (together referred to as the 'consolidated entity') and the consolidated entity's interest in associates and jointly controlled entities.

The Financial report was authorised for issue by the directors on 20 September 2006.

(a) Statement of compliance

The Financial report is a general purpose Financial report which has been prepared in accordance with Australian Accounting Standards ('AASBs') adopted by the Australian Accounting Standards Board ('AASB') and the Corporations Act 2001. International Financial Reporting Standards ('IFRSs') form the basis of Australian Accounting Standards adopted by the AASB, and for the purpose of this report are called Australian Equivalents to IFRS ('AIFRS') to distinguish from previous Australian GAAP. This Financial report, comprising the financial statements and the notes thereto, comply with International Financial Reporting Standards as issued by the International Accounting Standards Board ('IASB').

For reporting periods on or after 1 January 2005 the consolidated entity and the Company must comply with AIFRS as issued by the AASB. The date of adoption of AIFRS for the consolidated entity is 1 July 2005. This is the first Financial report prepared based on AIFRS and comparatives for the year ended 30 June 2005 have been restated accordingly except for the adoption of AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement'. The Company and consolidated entity have elected to adopt the exemption available in AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' from having to apply AASB 132 and AASB 139 to the comparative period.

An explanation of how the transition to AIFRS has affected the financial position, financial performance and cash flows of the consolidated entity and the Company is provided in note 38. This note includes reconciliations of equity and profit or loss for comparative periods reported under Australian GAAP (previous GAAP) to those reported for those periods under AIFRS.

(b) Basis of preparation

The consolidated entity has elected to early adopt the following accounting standards and amendments:

- AASB 119 'Employee Benefits' (Dec 2004);
- AASB 2004-3 'Amendments to Australian Accounting Standards' (December 2004) amending AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' (July 2004); AASB 101 'Presentation of Financial Statements' and AASB 124 'Related Party Disclosures';
- AASB 2005-1 'Amendments to Australian Accounting Standards' (May 2005) amending AASB 139 'Financial Instruments: Recognition and Measurement';
- AASB 2005-3 'Amendments to Australian Accounting Standards' (June 2005) amending AASB 119 'Employee Benefits' (either June or December 2004);
- AASB 2005-4 'Amendments to Australian Accounting Standards' (June 2005) amending 'AASB 139 Financial Instruments: Recognition and Measurement', AASB 132 'Financial Instruments: Disclosure and Presentation', AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' (July 2004), AASB 1023 'General Insurance Contracts' and AASB 1038 'Life Insurance Contracts';
- AASB 2005-5 'Amendments to Australian Accounting Standards' (June 2005) amending AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards' (July 2004) and AASB 139 'Financial Instruments: Recognition and Measurement';
- AASB 2005-6 'Amendments to Australian Accounting Standards' (June 2005) amending AASB 3 'Business Combinations';
- AASB 2006-1 'Amendments to Australian Accounting Standards' (January 2006) amending AASB 121 'The Effects of Changes in Foreign Exchange Rates' (July 2004);
- UIG 4 'Determining whether an Arrangement contains a Lease' (June 2005); and
- UIG 9 'Reassessment of Embedded Derivatives' (April 2006).

Issued standards not early adopted:

- AASB 7 'Financial Instruments: Disclosure' (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;
- AASB 2005-9 'Amendments to Australian Accounting Standards' (September 2005) requires liabilities arising from the issue of financial guarantee contracts to be recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods beginning on or after 1 January 2006; and
- AASB 2005-10 'Amendments to Australian Accounting Standards' (September 2005) makes consequential amendments to AASB 132 'Financial Instruments: Disclosures and Presentation', AASB 101 'Presentation of Financial Statements', AASB 114 'Segment Reporting', AASB 117 'Leases', AASB 133 'Earnings per Share', AASB 139 'Financial Instruments: Recognition and Measurement', AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', AASB 4 'Insurance Contracts', AASB 1023 'General Insurance Contracts' and AASB 1038 'Life Insurance Contracts'; arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7, AASB 2005-9 and AASB 2005-10 in the 2007 financial year.

The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and the amendment are only concerned with disclosures.

The initial adoption of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and the consolidated entity. However, the quantification of the impact is not known or reasonably estimable in the current financial year as an exercise to quantify the financial impact has not been undertaken by the Company and the consolidated entity to date.

The Financial report has been prepared on the basis of historical costs except for derivative financial instruments and available-for-sale investments which have been measured at fair value.

The Financial report and Directors' report is presented in Australia dollars and all values are rounded to the nearest thousand dollars ($'000) unless otherwise stated under the option available to the Company under ASIC Class Order 98/100 (updated by CO 05/641 effective 28 July 2005 CO 06/51 effective 31 January 2006). The Company is of a kind to which the class order applies.

The preparation of a Financial report in conformity with Australian Accounting Standards requires management to make judgements, assumptions and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of asset and liability that are not readily apparent from other sources.

A regular review is made of these estimates and underlying assumptions with any movements resulting from a change in the estimates being recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the Financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 1(d).

Except for the change in accounting policy (refer note 39), the accounting policies set out below have been applied consistently to all periods presented in the consolidated Financial report and in preparing an opening AIFRS balance sheet at 1 July 2004 for the purpose of transition to Australian Accounting Standards – AIFRS, as required by AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards'.

The accounting policies have been applied consistently by all entities in the consolidated entity.

(c) Basis of consolidation

The consolidated Financial report is a consolidation of the financial statements of the parent company, Mayne Pharma Limited, and all its controlled entities ('subsidiaries') and equity consolidation of all its associated and jointly controlled entities (the 'consolidated entity').

Subsidiaries

Subsidiaries are those entities controlled by the Company. Control is the capacity of the Company to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of the subsidiaries are included in the consolidated Financial report from the date that control is obtained until the date that control ceases and are prepared for the same reporting period as the parent company and using consistent accounting policies.

All inter-entity transactions, balances, income and expenses and any unrealised gains and losses arising from inter-entity transactions have been eliminated in full on consolidation.

Investments in subsidiaries are carried at their cost of acquisition in the Company's financial statements.

Associated entities

Associates are entities over which the consolidated entity has the capacity to significantly influence, but not control, the financial and operating policies of the entity. Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting.

Under the equity method the consolidated entity's share of its associates post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movement in the consolidated entity's share of net assets of the associate are adjusted against the carrying amount of the investment. Dividends receivable from associates reduce the carrying amount of the investment in the consolidated financial statements.

When the consolidated entity's share of the losses exceeds its interest in the associate, the consolidated entity's carrying amount of the associate investment is reduced to nil and no further losses are recognised unless the consolidated entity has incurred an obligation or made payments on behalf of an associate.

Unrealised gains on transactions between the consolidated entity and its associates are eliminated to the extent of the consolidated entity's interest in the associates with adjustments made to the 'investment in associates' and 'share of associates net profit' accounts. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

Investments in associates are accounted for in the Company's financial statements using the cost method.

Joint ventures

Joint ventures are those entities over whose activities the consolidated entity has joint control, established by a contractual agreement.

Jointly controlled entities

The interest in a jointly controlled entity, including partnerships, are accounted for in the consolidated financial statements using the equity method. Under the equity method, the share of the profits or losses of the joint venture is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Unrealised gains on transactions between the consolidated entity and its joint ventures are eliminated to the extent of the consolidated entity's interest in the entity. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

In the Company's financial statements investments in joint venture entities are carried at cost.

1. Significant accounting policies (continued)

(d) Significant accounting estimates, judgements and assumptions

The preparation of a Financial report in conformity with Australian Accounting Standards requires management to make certain judgements, assumptions and estimates that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

A regular review is made of these estimates and underlying assumptions with any movements resulting from a change in the estimates being recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have been applied by the consolidated entity are:

Impairment of goodwill and intangibles with indefinite useful lives

At least annually the consolidated entity assesses whether goodwill and intangible assets, with indefinite useful lives, are impaired. These calculations involve estimating the recoverable amount of the cash-generating units ('CGUs') to which the goodwill and intangible assets, with indefinite useful lives, are allocated. The assumptions used in the estimation of recoverable amount and the carrying amount of goodwill and intangibles with indefinite useful lives are discussed in note 19.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using a Monte-Carlo simulation valuation model and a Black-Scholes framework, applying the assumptions discussed in note 22.

Defined benefit fund assumptions

Various actuarial assumptions are utilised in the determination of the consolidated entities defined benefit fund obligations. These assumptions are discussed in note 22.

Critical accounting judgements in applying the consolidated entity's accounting policies

Certain critical accounting judgements in applying the consolidated entity's accounting policies are described below.

Revenue recognition

In accordance with industry practice the consolidated entity offers discounts or allowances to some of its customers or governmental authorities in the form of rebates, charge backs, price adjustments, discounts promotional allowances or other allowances. The consolidated entity's revenue recognition policy requires management to make a number of estimates relating to rebates and other credits, charge backs and price adjustments. The accruals for these provisions are presented in the financial statements as reductions to the sale of goods and trade receivables.

Rebates, promotional and other credits

Provisions for rebates, promotional and other credits are estimated based on historical payment experience, estimated customer inventory levels, product dating and expiration and change in contract terms. Provisions for price adjustments, returns and charge backs require management to make substantive judgements. The consolidated entity has extensive internal historical information which is used as the primary factor in determining reserve requirements and believes that this historical data, in conjunction with periodic review of available third-party data, updated for any applicable changes in available information, provides a reliable basis for the provision estimates.

Charge backs

The provision for charge backs is the most significant and complex estimate used in the recognition of revenue. In the United States the consolidated entity sells products directly to wholesalers and generic distributors ('wholesale customers') and also sells products indirectly to managed care organisations, hospitals and group purchase organisations ('indirect customers'). The consolidated entity enters into agreements with its indirect customers to establish pricing on certain products and the indirect customers then, independently, select a wholesaler from which they purchase the products at the agreed-upon prices. The consolidated entity then provides a credit to the wholesaler for the difference between the agreed-upon price with the indirect customer and the wholesaler's invoice price, termed a 'charge back'.

The provision recognised by the consolidated entity for charge backs is estimated using the historical sell-through levels by the wholesale customers to the indirect customers and the estimated wholesaler inventory level. Management continually monitors the provision for charge backs and makes judgements when it believes that actual charge backs may differ from the estimated reserve.

Price adjustments

Price adjustments, also known as 'shelf stock adjustments' are credits issued to reflect decreases in the selling prices of the consolidated entity's products that customers have remaining in their inventories at the time of the price reduction. Decreases in selling prices are discretionary decisions made by management to reflect competitive market conditions. The provision recognised for shelf stock adjustments is based upon specified terms with customers, estimated declines in market prices and estimates of inventory held by customers.

Capitalisation of development costs

Research and development activities are undertaken to maintain the product portfolio and pipeline of the consolidated entity. The intangible asset accounting policy of the consolidated entity requires that all expenditure incurred on research activities must be expensed while expenditure incurred on development activities must be capitalised. Capitalisation of development expenditure can only occur if it can be demonstrated that it is probable that the asset will generate future economic benefits.

In applying this policy management are required, for each product development project, to make an assessment of when the project activity transitions from the research phase to the development phase including evaluating whether or not that expenditure is probable of generating future economic benefits for the consolidated entity.

When determining the point from which expenditure incurred in the development phase of a product development project must be capitalised management obtains advice from appropriately qualified and technically skilled employees of the consolidated entity with regard to the likely commercial success of the final product being developed and the technical feasibility of the development. In conjunction with this advice management reviews whether it is the intention of the consolidated entity to continue with the development at which point a decision is then made as to whether or not the development expenditure should be capitalised.

(e) Revenue
Revenue is recognised to the extent that it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

Sale of goods
Revenue from the sale of goods is recognised (net of rebates, returns, discounts and other allowances) when the significant risks and rewards of ownership of the goods have been transferred to the customer and the costs incurred, or to be incurred, in respect of the transaction can be measured reliably. Risks and rewards of ownership are normally passed to the buyer at the time of delivery of the goods to the customer.

Where rebates are based on sales achieved by distributors, these rebates are estimated and recorded as a deduction from sales revenue when the sale is recognised. Where goods are shipped to distributors on consignment, the sale is not recognised until the distributor has recorded a sale to a third party.

Government grants
Government grants are recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

Grants received in relation to research costs that have been expensed are recognised as revenue at their fair value when there is a reasonable assurance that the grant will be received and the consolidated entity will comply with all conditions attached.

(f) Borrowing costs
Borrowing costs incurred for the construction of any qualifying assets are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed as incurred and included in net financing costs.

(g) Leases
Finance leases, which transfer all the risks and benefits incidental to ownership of the leased item to the consolidated entity are capitalised at the inception of the lease at the lower of the present value of the minimum lease payments and the fair value of the leased item. The corresponding rental obligations, net of finance charges, are included in interest-bearing liabilities classified between current and non-current amounts. The minimum lease payments are apportioned between the finance charge and a reduction in the outstanding liability.

Capitalised leased assets are depreciated over the shorter of the asset's useful life and the lease term, only if there is no reasonable certainty the lessee will obtain ownership at the end of the lease term.

Leases in which a significant portion of the risk and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the lease term. Lease incentives received are recognised in the income statement as an integral part of the total lease expense and spread over the lease term.

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

(h) Cash and cash equivalents
Cash and cash equivalents comprises cash balances, deposits held at call, other short-term and highly liquid deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the consolidated entity's cash management are netted as a component of cash and cash equivalents for the purpose of the balance sheet and statement of cash flows.

(i) Trade and other receivables
The consolidated entity has elected the exemption available under AASB 1 to apply AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies applicable for trade and other receivables for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
Trade receivables settlement varies with the nature of the customer and regional acceptable practices. Trade and other receivables are recognised and carried at amortised costs which reflects amounts due (net of rebates, discounts and other allowances) less impairment losses (see 1(n)).

The collectability of debts is assessed on an ongoing basis, and an allowance for doubtful debts is made where there is objective evidence that the consolidated entity will not be able to collect the debts. Bad debts are written off when identified.

Accounting policies applicable for the year ending 30 June 2005
Trade receivables were recognised and carried at an amount due less a provision for any uncollectible debts. The collectability of debts is assessed at balance sheet date, and specific provisions are made for any doubtful accounts.

The quantitative effect of the change in accounting policy is set out in note 39.

1. Significant accounting policies (continued)

(j) Inventories

Inventories are valued at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling expenses.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

- Raw materials – purchase cost on a first-in-first-out basis
- Finished goods and work-in-progress – standard costing is used for manufactured inventory items. Standard cost includes direct materials, direct labour and other direct variable costs and allocated production overheads necessary to bring inventories to their present location and position, based on normal operating capacity of the production facilities. The cost of manufacturing inventories and work in progress are assigned on a first-in-first-out basis. Costs arising from exceptional wastage are expensed as incurred.

(k) Derivative financial instruments and hedging

The consolidated entity has elected to apply the exemption available under AASB 1 to apply AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies for derivative financial instruments and hedging applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

The consolidated entity is exposed to foreign exchange risks arising from operational, financing and investment activities. To hedge these exposures the consolidated entity uses derivative financial instruments such as forward currency contracts. In accordance with its treasury policy, the consolidated entity does not enter, hold or issue derivative financial instruments for trading purposes.

Derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value. The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative. Any gains or losses arising from changes in the fair value of derivatives, except for those that qualify as cash flow hedges, are taken directly to the income statement.

For the purposes of hedge accounting, hedges are classified as:

- fair value hedges, when they hedge the exposure to changes in the fair value of a recognised asset or liability;
- cash flow hedges, when they hedge exposure to variability in cash flows that is attributable either to a particular risk associated with a recognised asset or liability or to a forecast transaction; or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge.

At the inception of a hedge relationship the consolidated entity formally designates and documents the relationship between the hedging instrument and the hedged items which the consolidated entity wishes to apply hedge accounting to, including the risk management objective and strategy for undertaking the hedge transaction. The documentation identifies the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

Fair value hedges are hedges of the consolidated entity's exposure to changes in the fair value of a recognised asset or liability, an unrecognised firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is remeasured at fair value and gains and losses from both are taken to the income statement.

When an unrecognised firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognised as an asset or liability with a corresponding gain or loss recognised in the income statement. The changes in the fair value of the hedging instrument are recognised in the income statement.

The consolidated entity discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the consolidated entity revokes the designation. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to profit or loss. Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

Cash flow hedges

Cash flow hedges are hedges of the consolidated entity's exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss. The effective portion of the gain or loss on the hedging instrument is recognised directly in equity, while the ineffective portion is recognised in the income statement.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects profit or loss, such as when hedged income or expenses are recognised or when a forecast sale or purchase occurs. When the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognised in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognised in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

Hedges of a net investment
Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a similar way to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised directly in equity while any gains or losses relating to the ineffective portion are recognised in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognised directly in equity is transferred to the income statement.

Accounting policies applicable for the year ending 30 June 2005
Derivative financial instruments that are designated as hedges and are effective as hedges of underlying foreign currency exposures are accounted for on the same basis as the underlying exposure.

Foreign exchange derivatives
The net receivable or payable under foreign exchange swaps and forward contracts is recorded on the statement of financial position from the date of entering into the derivative. When recognised, the net receivable or payable is revalued using the exchange rate current at reporting date.

Hedges
Having regard to natural currency hedges, where foreign assets are offset against foreign liabilities, management have, where prudent, entered into specific hedge transactions with respect to the value of equity in, and loans to, overseas controlled entities. In accordance with the requirements of AASB 1012 'Foreign Currency Translation', gains or losses resulting from these transactions relating to self-sustaining controlled entities have been transferred to the foreign currency translation reserve.

Where hedge transactions are designated to hedge the purchase or sale of goods or services, exchange differences arising up to the date of the purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred on the balance sheet and included in the measurement of the purchase or sale.

Any exchange differences on the hedge transaction after the date of the purchase or sale are included in the income statement.

The quantitative effect of the change in accounting policy is set out in note 39.

(l) Investments and other financial assets
The consolidated entity has elected to apply the exemption available under AASB 1 to apply AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies applicable for investments and other financial assets for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
In accordance with the scope of AASB 139 the consolidated entity classifies financial assets as either financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments and available-for-sale investments, as appropriate. The classification of the financial asset depends upon the purpose for which the financial asset was acquired. When financial assets are initially recognised they are measured at fair value, including where appropriate, directly attributable transaction costs. The consolidated entity determines the classification of its investments at initial recognition and re-evaluates this designation at each reporting date.

Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term, or if so designated by management. The policy of management is to designate a financial asset, at fair value through profit or loss, if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair values. Derivatives are also categorised as held for trading unless they are designated as effective hedging instruments.

Assets in this category are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in the income statement. The consolidated entity has not designated any financial asset or liability as measured at fair value through profit or loss in the current and comparative period.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the consolidated entity intends, and has the ability, to hold to maturity. Investments intended to be held for an undefined period are not included in this classification.

Investments that are intended to be held-to-maturity investments are subsequently measured at amortised cost, using the effective interest rate method, less impairment losses. This cost is computed as the amount initially recognised minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognised amount and the maturity amount. For investments carried at amortised cost, gains and losses are recognised in the income statement when the investments are derecognised or impaired, as well as through the amortisation process.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those that mature greater than 12 months after balance sheet date which are classified as non-current assets, and are carried at amortised cost, using the effective interest method, less impairment losses.

Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

1. Significant accounting policies (continued)

(l) Investments and other financial assets (continued)

Available-for-sale financial investments

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories discussed above. After initial recognition available-for-sale financial investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is recognised in the income statement.

Available-for-sale financial assets are included in non-current assets unless it is intended that the investment will be disposed of within the next 12 months.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments with no active market, fair value is determined using valuation techniques. Such valuation techniques include using recent arm's length transactions, reference to the current market value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

Accounting policies applicable for the year ending 30 June 2005

Listed investments that are held as available for sale are carried at market value. Changes in net market value were recognised as a revenue or expense in determining net profit for the period. All other non-current investments were carried at the lower of cost and recoverable amount.

Recoverable amount

The carrying amounts of non-current assets valued on a cost basis were reviewed to determine whether they were in excess of their recoverable amount at balance sheet date. If the carrying value of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. In assessing the recoverable amount the relevant estimated cash flows have been discounted to their present value. The pre-tax discount rate used, based on weighted average cost of capital, was 14.3%.

The quantitative effect of the change in accounting policy is set out in note 39.

(m) Derecognition of financial assets and liabilities

The consolidated entity has elected to apply the exemption available under AASB 1 of adopting AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within AASB 132 and AASB 139. Outlined below are the relevant accounting policies applicable to the derecognition of financial assets and financial liabilities for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised when:

- the rights to receive cash flows from the asset have expired;
- the consolidated entity retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party;
- the consolidated entity has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risk and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms or the terms of an existing liability are substantially modified, such exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the income statement.

Accounting policies applicable for the year ending 30 June 2005

Financial assets

A financial asset was derecognised when the contractual right to receive or exchange cash no longer existed.

Financial liabilities

A financial liability was derecognised when the contractual obligation to deliver or exchange cash no longer existed.

(n) Impairment of financial assets

The consolidated entity has elected to apply the exemption available under AASB 1 of adopting AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within AASB 132 and AASB 139. Outlined below are the relevant accounting policies applicable for the impairment of financial assets for the year ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006

At each balance date the consolidated entity assesses whether a financial asset or a group of financial assets is impaired.

Financial assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced either directly or through use of an allowance account. The amount of the loss is recognised in the income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Financial assets carried at cost
If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value (because its fair value cannot be reliably measured), or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the current market rate of return for a similar financial asset.

Available-for-sale investments
If there is objective evidence that an available-for-sale investment is impaired, an amount comprising the difference between its cost (net of any principal repayment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. Reversal of impairment losses for equity instruments classified as available-for-sale are not recognised in profit but directly in equity. Reversal of impairment losses for debt instruments occurs through the income statement if the increase in an instrument's fair value can be objectively related to an event occurring after the impairment loss was recognised in profit.

Accounting policies applicable for the year ending 30 June 2005
For current financial assets refer to note 1(i) and 1(l), for the impairment accounting policy. For non-current financial assets, refer to note 1(t) for the impairment accounting policy.

(o) Foreign currency
Items included in the financial statements of each of the entities included within the consolidated entity are measured using the functional currency of that particular entity which is determined by reference to the currency of the primary economic environment in which the particular entity operates. The consolidated financial statements are presented in Australian dollars, which is Mayne Pharma Limited's functional and presentation currency.

Foreign currency transactions
Foreign currency transactions are translated to Australian currency at average rates approximating the rates of exchange applicable at the transaction dates, and any gains and losses on translation are brought to account in determining income for the period.

At balance sheet date monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling on that date. Exchange differences arising on translation are brought to account as exchange gains or losses in the income statement in the period in which the exchange rates change, except when deferred in equity as qualifying cash flow hedges.

Non-monetary assets and liabilities measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at exchange rates ruling at the date the fair value was determined.

Financial statements of foreign operations
The results and financial position of foreign operations of controlled entities have generally been translated to Australian dollars as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate ruling at that balance sheet date; and
- income and expenses for each income statement are translated at average exchange rates that approximate the foreign exchange rate ruling at the date of the transaction.

On consolidation all resulting foreign exchange differences arising on retranslation and related hedges are recognised directly as a separate component of equity. The exchange differences are released into the income statement upon disposal of the foreign operation as part of the gain or loss on sale.

(p) Property, plant and equipment
Items of plant and equipment are stated at cost less accumulated depreciation and impairment losses. Cost includes expenditure incurred in replacing parts of an item of plant and equipment when it is probable that the future economic benefits embodied within the item will flow to the consolidated entity and the cost of the item can be measured reliably. All other costs are recognised in the income statement as an expense as incurred.

Land and buildings are measured at cost less accumulated depreciation on buildings and less any impairment losses recognised.

Depreciation is calculated over the estimated useful life of the assets as follows:

- Buildings – straight line over an average useful life of 40 years;
- Leasehold improvements – equal annual charges over the shorter of estimated useful life and the unexpired lease periods, which range from 1 to 15 years;
- Plant and equipment – straight line at various rates appropriate to the estimated useful lives of the assets, which range from 3 to 20 years.

The assets' residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end. All of the above rates are consistent with those used in the comparative financial period.

Impairment
The carrying values of property, plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the asset.

1. Significant accounting policies (continued)

(p) Property, plant and equipment (continued)
For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to its fair value. An impairment exists when the carrying value of an asset or cash-generating unit exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the assets (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

(q) Goodwill
Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the consolidated entity's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Negative goodwill arising on a business combination is recognised directly in the income statement.

Goodwill is reviewed annually for impairment, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the consolidated entity's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised in the income statement.

Impairment losses recognised for goodwill are not subsequently reversed.

(r) Intangible assets
Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is charged to the income statement in the year in which the expenditure is incurred.

Research and development costs
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised as an expense in the income statement as incurred.

An intangible asset arising from development expenditure on an internal project is recognised only when the consolidated entity can demonstrate the technical feasibility of completing the intangible asset, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less accumulated amortisation and accumulated impairment losses. Any expenditure capitalised is amortised over the period over which economic benefits are expected to arise from the related project.

The carrying value of an intangible asset arising from development expenditure is tested for impairment annually when the asset is not yet available for use, or more frequently when an indication of impairment arises during the period.

Intangible asset measurement
The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised on a basis that reflects the pattern over which economic benefits arising from the assets are expected to be consumed by the consolidated entity over the estimated useful life of the asset. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. Amortisation of an intangible asset commences once that asset is available for use with the amortisation period and the amortisation method being reviewed at least at each financial year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level. Such intangibles are not amortised. The useful life of an intangible asset with an indefinite life is reviewed each reporting period to determine whether indefinite life assessment continues to be supportable, if not, the change in the useful life assessment from indefinite is accounted for as a change in an accounting estimate and is thus accounted for an a prospective basis.

A summary of the policies applied to the consolidated entity's intangible assets is as follows:

Operating rights and licences
Useful lives – 3 to 20 years

Amortisation method used – amortised over the period of expected future sales from the related operating right or licence using either the double diminishing or straight line basis.

Impairment testing – annually for assets not yet available for use and more frequently when indications of impairment exist.

Product development
Useful lives – 3 to 10 years

Amortisation method used – amortised over the period of expected future sales from the related product development using either the double diminishing or straight line basis.

Impairment testing – annually for assets not yet available for use and more frequently when indications of impairment exist.

Computer software
Useful lives – 3 years

Amortisation method used – amortised on straight line basis.

Impairment testing – when impairment indicators exist, amortisation method is reviewed at each financial year end.

All the above amortisation rates are consistent with those used in the prior financial year.

(s) Impairment of assets
The consolidated entity assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists the consolidated entity makes an estimate of the asset's recoverable amount. For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated on an annual basis.

An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value. In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset. Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired asset.

An assessment is also made at each reporting date as to whether there is an indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is only reversed if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. The reversal of an impairment loss is recognised in the income statement unless the asset is carried at revalued amount, in which case the reversal is treated as a revaluation increase and is recognised in equity.

An impairment loss in respect of goodwill is not reversed.

(t) Non-current assets held for resale and discontinued operations
An asset (and all assets and liabilities in a disposal group) are classified as held for sale where its carrying amount will be recovered principally through a sale transaction rather than through continued use. Immediately before classification as held for sale, the measurement of the assets (and all assets and liabilities in a disposal group) is brought up-to-date in accordance with applicable accounting standards. Then, on initial classification as held for sale all non-current assets and disposal groups are recognised at the lower of their carrying amount and fair value less costs to sell.

Impairment losses on initial classification as held for sale and subsequent remeasurements are included in profit or loss, even where there is a revaluation. The same applies to gains and losses on subsequent remeasurement.

A discontinued operation is a component of the consolidated entity's business that either has been disposed of or is classified as held for sale which represents a separate major line of business or geographical area of operations and is part of a single co-ordinated plan of disposal. A discontinued operation also includes a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier.

(u) Trade and other payables
The consolidated entity has elected to apply the exemption available under AASB 1 to apply AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies for trade and other payables applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the consolidated entity. Trade payables are non-interest bearing and are normally settled on 30-day terms.

Accounting policies applicable for the year ending 30 June 2005
Trade and other payables are generally settled within 30 days and are carried at cost.

(v) Interest-bearing liabilities
The consolidated entity has elected to apply the exemption available under AASB 1 to apply AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' from 1 July 2005. The consolidated entity has applied previous Australian GAAP to the comparative period information on financial instruments that fall within the scope of AASB 132 and AASB 139. Outlined below are the relevant accounting policies for interest bearing liabilities applicable for the years ending 30 June 2006 and 30 June 2005.

Accounting policies applicable for the year ending 30 June 2006
All interest-bearing liabilities are recognised initially at fair value less directly attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are measured at amortised cost with any difference between cost and redemption being recognised in the income statement over the period of the borrowings on an effective interest basis.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

1. Significant accounting policies (continued)

(v) Interest-bearing liabilities (continued)

Accounting policies applicable for the year ending 30 June 2005

Bank loans are recognised at their principal amount, subject to set-off arrangements. All interest-bearing liabilities were measured at the principal amount. Interest expense is accrued at the contracted rate and included in note 20 Trade and Other Payables.

The quantitative effect of the change in accounting policy is set out in note 39.

(w) Provisions

A provision is recognised when the consolidated entity has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are discounted using a current pre-tax rate that reflects the risks specific to the liabilities. When discounting is used, the increase in the provision due to the passage of time, is recognised as a finance cost.

(x) Employee benefits

Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave are expected to be settled within 12 months of the reporting date. Liabilities for wages and salaries are recognised in other payables in respect of employees' services up to the reporting date while liabilities for annual leave and accumulating sick leave are recognised in the provision for employee benefits. The provisions have been calculated at undiscounted amounts based on wage and salary rates that the consolidated entity expects to pay as at reporting date and include related on-costs.

Long service leave

The liability for employee entitlements to long service leave is recognised in the provision for employee benefits and measured as the present value of the estimated future cash outflows to be made in respect of services provided by the employees up to the reporting date using the projected unit credit method. In determining the liability consideration is given to future increases in wage and salary rates including related on-costs and the consolidated entity's experience with staff departures and period of service. The expected future payments are discounted using the rates attached to national government bonds which have maturity terms that match, as closely as possible, the estimated future cash outflows.

Pension and other post-employment benefits

The consolidated entity contributes to several superannuation funds. Two of the funds to which the consolidated entity contributes are defined benefit plans. Details of these plans are set out in note 22. Employees are members of company sponsored defined contribution plans or of industry or government plans depending on regional requirements.

Defined contribution plans

Obligations to defined contribution plans are recognised as an expense in the income statement as they fall due.

Defined benefit plans

The consolidated entity's net obligation in respect of defined benefit plans is calculated separately for each fund by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. The liability or asset identified in respect of defined benefit plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date, plus unrecognised actuarial gains or losses, less the fair value of any plan assets at that date and any unrecognised past service cost. The calculation is performed by a qualified actuary using the projected unit credit method in accordance with AASB 119 'Employee Benefits'.

The operating and financing costs of the defined benefit plans are recognised in the income statement in the period in which they arise. Past service costs are recognised as an expense in the income statement on a systematic basis over the period in which the benefits are expected to vest, being the lives of employees, unless they vest immediately in which case they are recognised in the period the arise. Actuarial gains and losses are recognised immediately in equity through the statement of recognised income and expense.

Where the calculation results in a benefit to the consolidated entity, the recognised asset is limited to the present value of any future refunds from the plan or reduction in future contributions to the plan.

(y) Share-based payment transactions

The Company provides benefits to employees (including senior executives) of the consolidated entity in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

There are currently three plans in place to provide these benefits:

- the Executive Share Option Plan ('ESOP'), which provides benefits to senior executives;
- the Senior Executive Short Term Incentive Plan ('SESTIP'), which provide benefits to senior executives; and
- the Employee Share Plan ('ESP'), which provides benefits to employees, excluding senior executives and directors.

Refer to note 22 for further details of these plans.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date of grant. The fair value is determined by an external valuer using an appropriate valuation model taking into consideration the terms and condition upon which the options were granted, further details of which are given in note 22.

The cost of equity-settled transactions is recognised as an employee expense, together with a corresponding increase in equity, over the period in which the performance and/or service conditions of the share-based payment are fulfilled, ending on the date on which the relevant employees become unconditionally entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date, until vesting date, reflects (i) the extent to which the vesting period has expired; and (ii) the consolidated entity's best estimate of the number of equity instruments that will ultimately vest. No adjustment is made for failure to achieve market performance conditions in valuing equity-settled transactions. The income statement charge or credit for a period represents the movement in cumulative expense recognised at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

Where an equity-settled award is terminated, it is treated as if it had vested on the date of termination, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the terminated award and designated as a replacement award on the date that it is granted, the terminated and new award are treated as if they were a modification of the original award.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share (see note 11).

(z) Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the balance sheet date.

Deferred tax is provided on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax liabilities and assets are recognised for taxable temporary differences except for:

- the initial recognition of goodwill,
- the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and
- differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

Deferred tax assets are recognised for unused tax assets, including unused tax losses, to the extent that it is probable that future taxable profit will be available against which the unused tax assets can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

Deferred tax assets and liabilities are only offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Tax consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 December 2005 under Australian taxation law and are therefore taxed as a single entity from that date. Mayne Pharma Limited is the head entity in the tax-consolidated group. The members of the tax-consolidated group are identified in note 32.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'separate taxpayer within group' approach by reference to the carrying amounts of assets and liabilities in the separate financial statements of each entity and the tax values applying under tax consolidation.

Current tax liabilities and assets, deferred tax liabilities and deferred tax assets arising from unused tax losses and tax credits of the Australian subsidiaries is assumed by the Company (as the head entity in the tax-consolidated group) and are recognised as amounts payable and receivable, to or from, other entities in the tax-consolidated group in conjunction with any tax funding arrangement amounts (refer below). Any difference between these amounts is recognised by the Company as an equity contribution or distribution.

The Company recognises deferred tax assets arising from unused tax losses of the tax-consolidated group to the extent that it is probable that future taxable profits of the tax-consolidated group will be available against which the asset can be utilised.

Any subsequent period adjustments to deferred tax assets arising from unused tax losses as a result of revised assessments of the probability of recoverability is recognised by the head entity only.

Nature of tax funding arrangements and tax sharing agreements

The head entity, in conjunction with other members of the tax-consolidated group, has entered into a tax funding arrangement which sets out the funding obligations of members of the tax-consolidated group in respect of tax amounts. Under the terms of the tax funding arrangement each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Such amounts are reflected in amounts receivable from or payable to other entities in the tax-consolidated group. These inter-entity receivables or payables are at call.

Contributions to fund the current liabilities are payable as per the tax funding arrangement and reflect the timing of the head entity's obligation to make payments for tax liabilities to the relevant tax authorities. The tax sharing agreement entered into between members of the tax-consolidated group provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payment of any amounts under the tax sharing agreement is considered remote.

(aa) Other taxes

Revenues, expenses and assets are recognised net of the amount of goods and services tax ('GST'), except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of the asset acquisition or as part of the expense item as applicable; and
- receivables and payables, which are stated with the amount of GST included.

1. Significant accounting policies (continued)

(aa) Other taxes (continued)

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(ab) Contributed equity

Ordinary shares are classified as equity. Costs associated with an equity transaction, that are directly attributable to the issue of new shares or options, are shown as a deduction from equity, net of any related income tax benefits.

2. Segmental Reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risk and rewards that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those segments operating in other economic environments.

The consolidated entity's operations are predominantly made up of the worldwide development, manufacture and distribution of injectable pharmaceuticals. Business operations recently acquired have increased the consolidated entity's operations in the area of contract manufacturing. Manufacturing plants are located in Australia, the USA, Puerto Rico and Germany with products distributed to more than 65 countries in three principal geographical locations, being Asia Pacific, the Americas and Europe, Middle East and Africa.

Segment information is presented in the financial statements in respect of the consolidated entity's geographical segments which reflects the management and the internal reporting structure of the consolidated entity during the financial period.

Transfer prices between geographical segments are set at an arms' length basis in a manner similar to transactions with third parties. Segment revenue, segment expenses and segment results include transfers between the geographical segments. Inter-segment revenue and inter-segment results represent the internal trading within the consolidated group. These are eliminated on consolidation.

Segment results include items that are directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise expenditure which is not recovered from the operating segments, cash deposits, investments borrowings and tax balances not attributable to the operating segments. Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets are based on the geographical location of the assets.

Additional segmental information has been provided in this report in relation to the injectable pharmaceutical and vials and contract manufacturing businesses of the consolidated entity.

2. Segmental reporting (continued)

Geographical segments for the year ended 30 June 2006

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Eliminations $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Revenue							
Revenue from external customers:							
Sale of goods	194,442	203,468	391,039	–	788,949	–	788,949
Government grants	1,121	–	–	–	1,121	–	1,121
Other income	3,738	1,527	1,216	–	6,481	–	6,481
	199,301	204,995	392,255	–	796,551	–	796,551
Inter-segment revenue	208,379	64,830	–	(273,209)	–	–	–
Total segment revenue	407,680	269,825	392,255	(273,209)	796,551	–	796,551
Result							
Segment profit before significant items	67,677	11,781	66,490	–	145,948	–	145,948
Significant items	–	(87,193)	(9,209)	–	(96,402)	–	(96,402)
Segment result	67,677	(75,412)	57,281	–	49,546	–	49,546
Inter-segment result	56,555	(6,600)	(46,395)	(3,560)	–	–	–
Total segment result	124,232	(82,012)	10,886	(3,560)	49,546	–	49,546
Unallocated expenses					(26,277)	–	(26,277)
Unallocated significant items					(27,165)	–	(27,165)
Results from operating activities					(3,896)	–	(3,896)
Net finance costs					(3,389)	–	(3,389)
Share of profit of associates and joint ventures	70	–	–	–	70	–	70
Profit/(loss) before tax					(7,215)	–	(7,215)
Income tax expense					(24,120)	–	(24,120)
Loss on sale of discontinued operation					–	–	–
Income tax expense					–	–	–
Loss on sale of discontinued operation, net of tax					–	–	–
Profit/(loss) for the period					(31,335)	–	(31,335)

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Unallocated $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Assets and liabilities							
Segment assets	1,002,865	373,920	536,615	90,301	2,003,701	–	2,003,701
Investment in associates	4,641	–	–	–	4,641	–	4,641
Total assets	1,007,506	373,920	536,615	90,301	2,008,342	–	2,008,342
Segment liabilities	78,801	28,472	79,372	70,675	257,320	–	257,320
Total liabilities	78,801	28,472	79,372	70,675	257,320	–	257,320
Other segment information							
Capital expenditure							
– property, plant and equipment	14,065	36,570	8,511	4,991	64,137	–	64,137
– intangible assets	27,169	6,066	10,127	5,766	49,128	–	49,128
Depreciation	9,560	4,938	5,052	100	19,650	–	19,650
Amortisation	3,557	15,579	10,810	–	29,946	–	29,946
Impairment losses	931	87,389	9,493	9,658	107,471	–	107,471
Restructuring provisions	3,935	–	–	17,507	21,442	–	21,442
Other significant items	–	–	–	–	–	–	–

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

2. Segmental reporting (continued)

Geographical segments for the year ended 30 June 2005

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Eliminations $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Revenue							
Revenue from external customers:							
Sale of goods	159,900	162,348	328,874	–	651,122	6,387	644,735
Government grants	1,200	–	–	–	1,200	–	1,200
Other income	(179)	546	5,158	–	5,525	–	5,525
	160,921	162,894	334,032	–	657,847	6,387	651,460
Inter-segment revenue	150,250	47,238	–	(197,488)	–	–	–
Total segment revenue	311,171	210,132	334,032	(197,488)	657,847	6,387	651,460
Result							
Segment profit before significant items	24,068	667	49,311	–	74,046	(3,324)	77,370
Significant items	(1,990)	(953)	–	–	(2,943)	–	(2,943)
Segment result	22,078	(286)	49,311	–	71,103	(3,324)	74,427
Inter-segment result	37,718	(8,990)	(24,256)	(4,472)	–	–	–
Total segment result	59,796	(9,276)	25,055	(4,472)	71,103	(3,324)	74,427
Unallocated expenses					-	–	-
Unallocated significant items					(10,000)	–	(10,000)
Results from operating activities					61,103	(3,324)	64,427
Net finance costs					(16,834)	(1,482)	(15,352)
Share of profit of associates and joint ventures	320	–	–	–	320	–	320
Profit/(loss) before tax					44,589	(4,806)	49,395
Income tax expense					(10,076)	–	(10,076)
Loss on sale of discontinued operation					(9,640)	(9,640)	-
Income tax expense					515	515	–
Loss on sale of discontinued operation, net of tax					(9,125)	(9,125)	–
Profit/(loss) for the period					25,388	(13,931)	39,319

	Asia Pacific* $'000	Americas* $'000	Europe, Middle East & Africa* $'000	Unallocated $'000	Consolidated $'000	Less Latin America (discontinued) $'000	Consolidated (continuing operations) $'000
Assets and liabilities							
Segment assets	975,959	411,141	525,123	37,161	1,949,384	3,016	1,946,368
Investment in associates	1,304	–	–	–	1,304	–	1,304
Total assets	977,263	411,141	525,123	37,161	1,950,688	3,016	1,947,672
Segment liabilities	1,084,125	396,323	275,960	59,262	1,815,670	559	1,815,111
Total liabilities	1,084,125	396,323	275,960	59,262	1,815,670	559	1,815,111
Other segment information							
Capital expenditure							
– property, plant and equipment	51,479	24,742	4,774	–	80,995	–	80,995
– intangible assets	6,630	9,862	123,089	–	139,581	–	139,851
Depreciation	7,288	4,514	4,621	–	16,423	101	16,322
Amortisation	2,363	14,574	8,403	–	25,340	–	25,340
Impairment losses	–	952	–	–	952	–	952
Restructuring provisions	–	–	–	–	–	–	–
Other significant items	1,990	–	–	10,000	11,990	–	11,990

*All segments are continuing except for Latin American operations which are disclosed as part of the Americas segment.

	Injectables & Vials $'000	Contract Manufacturing $'000	Unallocated $'000	Total $'000
Business segments for the year ended 30 June 2006				
Revenue from external customers	**706,063**	**90,488**	-	**796,551**
Segment assets	**1,716,064**	**201,977**	**90,301**	**2,008,342**
Capital expenditure				
– property, plant and equipment	**57,007**	**2,139**	**4,991**	**64,137**
– intangible assets	**43,362**	–	**5,766**	**49,128**
Depreciation	**16,577**	**2,973**	**100**	**19,650**
Amortisation	**27,889**	**2,057**	–	**29,946**
Impairment losses	**97,813**	–	**9,658**	**107,471**
Restructuring provisions	**3,935**	–	**17,507**	**21,442**
Other significant items	–	–	–	–
Business segments for the year ended 30 June 2005				
Revenue from external customers	610,490	47,357	–	657,847
Segment assets	1,786,496	127,031	37,161	1,950,688
Capital expenditure				
– property, plant and equipment	78,207	2,788	–	80,995
– intangible assets	139,581	–	–	139,581
Depreciation	13,330	3,093	–	16,423
Amortisation	25,042	298	–	25,340
Impairment losses	952	–	–	952
Restructuring provisions	–	–	–	–
Other significant items	11,990	–	–	11,990

3. Mayne Group Limited Demerger of Mayne Pharma Limited

On 16 November 2005, the shareholders of Mayne Group Limited voted in favour of the proposed demerger and the separate Australian listing of its international injectable generic and specialty pharmaceutical business from its domestic healthcare business. Following approval of the demerger by shareholders, on the 18 November 2005, the Supreme Court of Victoria officially endorsed the demerger Scheme of Arrangement thereby effecting the separation of the two businesses from that date.

On approval of the demerger two new companies, both listed on the Australian Stock Exchange ('ASX'), were formed, being:

- Mayne Pharma Limited (formerly Mayne Pharma Pty Limited), an international pharmaceutical company focused on research and development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals; and
- Symbion Health Limited (formerly Mayne Group Limited), a large Australian healthcare-focused company with leading market positions in pathology, diagnostic imaging, pharmacy and health-related consumer products.

Both companies commenced trading on the ASX on 21 November 2005.

To implement the approved demerger a number of transactions occurred, the most significant of these transactions included an internal restructure of businesses and assets within Mayne Group prior to the separation, capital reduction and share issue that occurred in the appropriate entities to effect legal separation of the businesses.

Internal Restructuring

On approval of the demerger, but prior to the actual separation of the pharmaceutical business, the ownership of a number of operational entities of Mayne Group Limited ('Mayne Group') was transferred within the Group to create the appropriate ownership structure for the swift demerger of the pharmaceutical business from Mayne Group. As a result of this internal restructure Mayne Pharma Limited ('Mayne Pharma') acquired FH Faulding & Co Limited from Mayne Group for consideration of $73.3 million. This consideration was not paid in cash but was added to the outstanding loan amounts owed by Mayne Pharma to Mayne Group.

See note 33 for further details of the FH Faulding & Co Limited acquisition.

Capital/Debt Restructure

On approval of the demerger the capital structures of both Mayne Group and Mayne Pharma changed significantly.

In accordance with the demerger Scheme of Arrangement, Mayne Group reduced its capital and Mayne Pharma issued 640,655,316 new shares. Instead of the Mayne Group shareholders receiving their Capital Reduction entitlements in cash the amounts were automatically applied, on behalf of the shareholders, as payment for the Mayne Pharma shares that had been issued. As a consequence of the transaction each shareholder received one Mayne Pharma Share for every Mayne Group Share held.

The impact of the above transaction on Mayne Pharma was that as a result of the Mayne Group capital reduction and share purchase, made by Mayne Group on the behalf of its shareholders, the outstanding loan amounts owed to Mayne Group were extinguished by Mayne Pharma through the share issue.

At the date of the demerger, 18 November 2005, the net value of outstanding amounts owed by Mayne Pharma to Mayne Group of $1,608.8 million were capitalised by Mayne Pharma under the Scheme of Arrangement.

Refer to note 25 for further details on the contributed equity of Mayne Pharma and the rights attaching to those shares issued.

Cash position

Under the demerger Scheme of Arrangement, Mayne Pharma was to leave Mayne Group with cash representing the business net cash flows (including capital expenditure) for the period from 1 July 2005 to the date of the demerger, being 18 November 2005. In settlement of this agreement under the demerger Scheme of Arrangement, Mayne Pharma received cash totalling $37.8 million from Mayne Group.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
4. Other income				
Other trading revenue	**3,060**	5,134	**–**	–
Government grants	**1,121**	1,200	**1,121**	1,200
Other income	**3,421**	391	**2,023**	13
Service charges to controlled entities	**–**	–	**4,476**	3,429
	7,602	6,725	**7,620**	4,642

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000

5. Results from operating activities

Results from operating activities includes the following specific expenditure:

	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Operating lease charges				
– property	**(7,322)**	(6,415)	**(2,456)**	(1,312)
– plant and equipment	**(435)**	(130)	**(14)**	(59)
Net foreign exchange gain/(loss) unrealised	**1,961**	(872)	**8,918**	(8,676)
Net foreign exchange gain/(loss) realised	**638**	1,143	**17**	819
Impairment on trade and other receivables	**(296)**	(88)	**(41)**	(22)
Depreciation	**(19,650)**	(16,423)	**(9,489)**	(7,209)
Amortisation	**(29,946)**	(25,340)	**(3,557)**	(2,363)

The following significant items are included in 'other expenses' in the income statement:

	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Legal and other costs associated with UK litigation relating to Epirubicin	**–**	(10,000)	**–**	(10,000)
Impairment of property, plant and equipment	**(59,240)**	–	**–**	–
Impairment of development costs	**(43,289)**	(952)	**(9,658)**	–
Impairment of investments	**(3,530)**	–	**–**	–
Related party debt forgiveness	**–**	(1,990)	**–**	5,623
Costs associated with the demerger of Mayne Pharma Limited	**(11,858)**	–	**(11,858)**	–
Costs associated with the examination of a possible listing on the London Stock exchange	**(5,650)**	–	**(5,650)**	–
Total significant items	**(123,567)**	(12,942)	**(27,166)**	(4,377)

Recoverability of property, plant and equipment
In late 2003 it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market.

The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment and closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

Recoverability of development costs
An impairment loss of $19.5 million was recognised during the period relating to capitalised product development costs for the anaesthetic product propofol. Mayne Pharma was unsuccessful in defending a non-infringement claim by the innovator, AstraZeneca and has subsequently lodged an appeal. Mayne Pharma remains confident of succeeding but the product launch has been delayed. In the meantime market dynamics have changed with additional competition leading to significant price erosion.

A number of product and business development projects had been commenced by previous management and no longer fit with the new strategic direction of the consolidated entity. All these projects have ceased and an impairment loss of $14.6 million (the Company: $9.7 million) has been recognised in the income statement.

Other significant items include an impairment of $9.2 million of previously capitalised development costs of the bio-similar drug erythropoietin ('EPO'). In February 2005 Mayne Pharma signed an agreement with Pliva d.d. to develop and bring to the market bio-similar EPO and granulocyte colony stimulating factor ('G-CSF'). Substantial progress had been made with EPO, however in late 2005 the regulatory approval requirements for bio-similar EPO to be brought to market changed markedly in the European Union. After a further review of this change it was determined it would have required considerably more resources to be channelled into its development thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. As a consequence, Mayne Pharma and Pliva have agreed to cease joint collaboration on EPO and refocus efforts on bringing G-CSF to the market.

5. Results from operating activities (continued)

Recoverability of investments
The consolidated entity holds an equity investment in a listed company which is classified as available-for-sale. In accordance with AASB 139 'Financial Instruments: Recognition and Measurement', the carrying value of the investment is adjusted to reflect the fair value of the shares at each reporting date with the revaluation recognised directly in equity. In the past 24 months the share price of the investment has steadily declined and as a result the carrying value of the investment has reduced by $3.5 million since the date the investment was acquired, $0.4 million of this reduction in value has occurred in the current period.

Following further analysis of the share price decline in the investment and the expiration of time, management are of the view that the decline experienced to date is now of a permanent nature and accordingly an impairment loss of $3.5 million has been recognised in the income statement during the period to recognise this diminution in value.

Demerger of Mayne Pharma Limited
During the period an expense of $11.9 million (the Company: $11.9 million) has been recognised in relation to restructuring and rebranding of the consolidated entity's operations on the demerger of Mayne Pharma Limited (see note 3).

Examination of possible listing in the United Kingdom
As previously announced the possibility of listing on the London Stock Exchange in addition to our current listing on the Australian Stock Exchange is being examined and associated costs have been incurred. The board see significant potential benefits in such a listing. No decision has yet been made. As at 30 June 2006 $5.7 million (the Company: $5.7 million) has been incurred with the majority of the expense relating to consulting fees of professional advisors.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
6. Personnel expenses[1]				
The costs incurred during the year in respect of employees were:				
Wages and salaries	**172,807**	131,835	**80,027**	57,193
Pension costs	**9,438**	7,687	**6,161**	4,780
Social security costs	**8,007**	5,633	**–**	–
Workers compensation costs	**2,080**	396	**1,869**	369
Share based payment expense	**988**	–	**988**	–
Other associated personnel expenses	**9,761**	5,502	**4,555**	3,397
	203,081	151,053	**93,600**	65,739

[1] Refer to note 22 for details of employee benefits.

7. Auditors' remuneration[2]				
Audit services				
Auditors of the Company				
KPMG:				
Audit and review of financial reports	**2,443**	837	**1,191**	–
Audit related fees	**1,699**	–	**–**	–
Other regulatory audit services	**8**	–	**–**	–
	4,150	837	**1,191**	–
Other services				
Auditors of the Company				
KPMG:				
Other assurance services	**–**	3	**395**	–
Taxation services	**1,726**	601	**1,103**	311
	1,726	604	**1,498**	311

[2] Prior to the date of the demerger, audit fees for audit services were included in the audit fee for the ultimate parent company, Mayne Group Limited, and were not separately allocated to Mayne Pharma Limited.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
8. Net financing costs				
Interest income				
– controlled entities	**–**	–	**11,396**	9,794
– related parties	**–**	1,106	**–**	–
– other persons	**1,239**	933	**712**	–
Financial income	**1,239**	2,039	**12,108**	9,794
Interest expense				
– controlled entities	**–**	–	**(345)**	(14,356)
– related parties	**(2,945)**	(13,986)	**–**	–
– other persons	**(1,676)**	(3,405)	**(431)**	–
Finance charges payable under finance leases	**(7)**	–	**–**	–
Financial expenses	**(4,628)**	(17,391)	**(776)**	(14,356)
Net financing costs	**(3,389)**	(15,352)	**11,332**	(4,562)

9. Income tax expense				
Recognised in the income statement				
Current tax expense				
Current year	**19,562**	26,225	**5,353**	21,940
Adjustments for prior years	**(7,641)**	(4,608)	**(2,638)**	(4,424)
	11,921	21,617	**2,715**	17,516
Deferred tax expense				
Origination and reversal of temporary differences	**11,732**	(13,001)	**7,930**	(5,852)
Benefit of tax losses recognised	**467**	945	**–**	–
	12,199	(12,056)	**7,930**	(5,852)
Total income tax expense recognised in income statement	**24,120**	9,561	**10,645**	11,664
Attributable to:				
Continuing operations	**24,120**	10,076	**10,645**	12,179
Discontinuing operations	**–**	(515)	**–**	(515)
	24,120	9,561	**10,645**	11,664

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
9. Income tax expense (continued)				
Reconciliation between tax expense and pre-tax net profit				
The prima facie tax on profit differs from the income tax provided in the financial statements and is reconciled as follows:				
Profit before tax – continuing operations	**(7,215)**	49,395	**25,512**	39,160
Profit before tax – discontinuing operations	**–**	(14,446)	**–**	(12,253)
Profit before tax	**(7,215)**	34,949	**25,512**	26,907
Prima facie tax on profit calculated at 30% (June 2005 – 30%)	**(2,165)**	10,485	**7,654**	8,072
From which is deducted the tax effect of:				
Utilisation of prior year tax losses	**(226)**	(829)	**–**	–
Research and development expenditure	**(1,851)**	(248)	**(1,726)**	(248)
Non-assessable income	**(42)**	(906)	**(42)**	(905)
	(4,284)	8,502	**5,886**	6,919
Increase in income tax expense due to:				
Non-deductible depreciation/amortisation	**492**	379	**488**	2
Non-deductible expenditure	**2,450**	1,487	**2,226**	82
Effect of tax losses (derecognised)/recognised	**467**	945	**–**	–
Australian controlled foreign corporations tax	**1,262**	–	**1,262**	–
Overseas income tax rate differences	**2,230**	309	**11**	–
Other variations	**1,162**	173	**(279)**	2,817
Significant items				
Non-deductible expenditure relating to Latin American businesses	**–**	2,374	**–**	2,374
Asset impairment associated with Puerto Rico facility	**17,772**	–	**2,018**	–
Other non-deductible expenditure	**10,210**	–	**–**	–
	31,761	14,169	**11,612**	12,194
Under/(over) provided in prior years	**(7,641)**	(4,608)	**(967)**	(530)
Income tax expense attributable to profit/(loss)	**24,120**	9,561	**10,645**	11,664

Current Tax
Current tax expense, for the interim periods presented, represents the expected tax payable on the taxable income for the period. Current tax for current and prior periods is classified as a current liability to the extent that it is unpaid. Amounts paid in excess of amounts owed are classified as current assets.

Deferred Tax
The amount of deferred tax is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities.

The primary components of the consolidated entity's recognised deferred tax assets include temporary differences related to employee benefits, provisions and other items and the value of tax loss-carry-forwards recognised. The primary components of the consolidated entity's liabilities include temporary differences related to property, plant and equipment and intangible assets.

Deferred tax expense arises from the origination and reversal of temporary differences, effects of changes in tax rates and the benefits of tax losses recognised. The primary component of the deferred tax expense for the year ended 30 June 2006 is attributed to an increase in deferred tax assets, relating to increases in provisions and recognition of current year losses, offset by a decrease in deferred tax liabilities (excluding deferred tax liabilities recognised in business combinations).

10. Discontinued operations

Discontinued operation
The consolidated entity did not dispose of or classify any controlled entity or businesses as held for sale for the year ended 30 June 2006.

During the year ended 30 June 2005 the consolidated entity announced the divestment and closure of its pharmaceutical businesses located in Brazil and Mexico. Financial information pertaining to those businesses disposed of for the year until disposal is set out below. These operations are included within the Americas segment and are shown as discontinuing in note 2.

10. Discontinued operations (continued)

Effect of the disposal on individual assets and liabilities of the consolidated entity

	2006 $'000	2005 $'000
Property, plant and equipment	–	507
Inventories	–	2,531
Trade and other receivables	–	7,136
Cash and cash equivalents	–	1,245
Employee benefits	–	(79)
Trade and other payables	–	(6,991)
Net identified assets and liabilities	–	4,349
Gain on disposal	–	5,510
Loss on closure of businesses	–	(15,150)
	–	(9,640)
Consideration received:		
– disposal price	–	11,104
– deferred	–	(1,133)
Cash disposed of	–	(1,245)
Net cash inflow	–	8,726
Cash flow of the discontinued operations		
Net cash inflow/(outflow) of operating activities	–	(1,802)
Net cash inflow/(outflow) of investing activities	–	(601)
Net cash inflow/(outflow) of financing activities	–	–

11. Earnings per share

Set out below in (a) and (b) are the basic and diluted earnings per share of the consolidated entity for the year ended 30 June 2006 calculated in accordance with AASB 133 'Earnings per Share'.

In addition to the basic and diluted earnings per share an alternative earnings per share of the consolidated entity for the year ended 30 June 2006 is provided in part (e) of this note to reflect the impact of the demerger.

On 18 November 2005, to facilitate the separation of the global pharmaceutical businesses from Mayne Group Limited (refer note 3), Mayne Pharma Limited issued 640,655,316 new shares. Due to the significant change in the capital structure of the company on the issuance of these shares the Board considers the use of an alternative denominator in determining the basic and dilutive earnings per share will provide more meaningful information than the earnings per share information calculated in (a) and (b) below.

For the purposes of calculating the alternative earnings per share measure in part (e) of this note the share issue is treated as if it occurred on 1 July 2004.

	2006	2005
(a) Basic earnings per share		
– from continuing operations attributable to the ordinary equity holders of the company	(8.4)c	39,319,000.0c
– from discontinued operations	–	(13,931,000.0)c
Attributable to the ordinary equity holders of the company	**(8.4)c**	25,388,000.0c
Basic earnings per share from continuing operations before significant items disclosed in note 5	**22.2c**	49,261,000.0c
Basic earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 5	22.2c	35,330,000.0c
(b) Diluted earnings per share		
– from continuing operations attributable to the ordinary equity holders of the company	(8.4)c	39,319,000.0c
– from discontinued operations	–	(13,931,000.0)c
Attributable to the ordinary equity holders of the company	**(8.4)c**	25,388,000.0c
Diluted earnings per share from continuing operations before significant items disclosed in note 5	**22.2c**	49,261,000.0c
Diluted earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 5	22.2c	35,330,000.0c

11. Earnings per Share (continued)

The basic and diluted earnings per share calculations from continuing operations for the year ended 30 June 2006 were based on the loss attributable to ordinary shareholders of $31,335,000 (2005: profit of $39,319,000). The basic and diluted earnings per share calculations from discontinuing operations for the year ended 30 June 2005 were based on the profit attributable to ordinary shareholders of $25,388,000. There were no discontinued operations for the year ended 30 June 2006.

(c) Weighted average number of ordinary shares
The weighted number of ordinary shares outstanding during the year ended 30 June 2006 used in the basic and diluted earnings per share calculations were determined as follows:

	Number of shares	
	2006	**2005**
Weighted average number of ordinary shares (basic)		
Issued ordinary shares at 1 July	**100**	100
Effect of shares issued in November 2005	**373,861,928**	–
Weighted average number of ordinary shares at 30 June	**373,862,028**	100
Weighted average number of ordinary shares (diluted)		
Weighted average number of ordinary shares at 30 June	**373,862,028**	100
Effect of share options on issue	**604,782**	–
Weighted average number of ordinary shares at 30 June	**374,466,810**	100

	2006 $'000	**2005 $'000**
(d) Reconciliation of earnings used in calculation of basic and fully diluted earnings per share calculations before significant items:		
Profit/(loss) attributable to the ordinary equity holders of the company	**(31,335)**	25,388
Significant items before tax (note 5)	**123,567**	12,942
Tax expense/(benefit) on significant items	**(9,088)**	(3,000)
Net profit before significant items	**83,144**	35,330
(e) Alternative Earnings Per Share		
Alternative basic earnings per share		
– from continuing operations attributable to the ordinary equity holders of the company	**(4.9)c**	6.1c
– from discontinued operations	**-**	(2.1)c
Attributable to the ordinary equity holders of the company	**(4.9)c**	4.0c
Basic earnings per share from continuing operations before significant items disclosed in note 5	**13.0c**	7.7c
Basic earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 5	**13.0c**	5.5c
Alternative diluted earnings per share		
– from continuing operations attributable to the ordinary equity holders of the company	**(4.9)c**	6.1c
– from discontinued operations	**-**	(2.1)c
Attributable to the ordinary equity holders of the company	**(4.9)c**	4.0c
Basic earnings per share from continuing operations before significant items disclosed in note 5	**13.0c**	7.7c
Basic earnings per share attributable to ordinary equity holders of the company before significant items disclosed in note 5	**13.0c**	5.5c

	Number of shares	
	2006	2005
Reconciliation of weighted average number of shares used in the calculation of alternative earnings per share:		
Issued ordinary shares at 1 July	**640,655,416**	640,655,416
Weighted average number of ordinary shares at 30 June	**640,655,416**	640,655,416
Effect of share options on issue	**604,782**	–
Weighted average number of shares used in calculation of diluted earnings per share	**641,260,198**	640,655,416

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
12. Cash and cash equivalents				
Cash and cash equivalents	**67,270**	54,436	**–**	–
Call deposits	**48,349**	–	**48,349**	–
	115,619	54,436	**48,349**	–

The Company and the consolidated entity operate an overdraft facility that permits a right of set off of certain cash balances (see note 21).

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
13. Trade and other receivables				
Current				
Trade receivables	**195,202**	156,138	**37,799**	34,770
Less: Amounts provided for doubtful debts	**(2,537)**	(2,784)	**(302)**	(261)
	192,665	153,354	**37,497**	34,509
Other trade receivables	**12,253**	19,002	**3,052**	3,307
Trade receivables due from controlled entities	**–**	–	**81,143**	145,275
Loans due from controlled entities	**–**	–	**441,247**	170,929
	204,918	172,356	**562,939**	354,020
Related party receivables	**–**	159,054	**–**	124,259
Prepayments	**11,501**	10,818	**3,539**	783
Non-current				
Other receivables	**2,830**	2,460	**1,590**	3
14. Inventories				
Raw materials	**42,489**	43,681	**31,011**	34,421
Work in progress	**45,450**	35,125	**31,352**	28,483
Finished goods	**107,535**	101,764	**25,190**	30,993
	195,474	180,570	**87,553**	93,897
Carrying value of inventories stated at fair value less costs to sell	**313**	107	**313**	107
15. Investments				
Non-current investments				
Listed equity securities available-for-sale	**905**	4,273	**–**	–
Investments in controlled entities	**–**	–	**798,880**	336,168
Investments in associates and joint venture entities at cost	**–**	–	**3,290**	23
	905	4,273	**802,170**	336,191

16. Investments accounted for using the equity method

In the financial statements of the Company investments in associates and joint ventures are accounted for at cost and included within investments (refer note 15). The consolidated entity accounts for investments in associates and joint venture entities using the equity method.

The consolidated entity has the following investments in associates and joint venture entities:

Company	Principal Activity	Reporting date	Country	Ownership 2006	Ownership 2005
Indochina Healthcare Limited	Pharmaceutical Distribution	30 June	Thailand	45%	45%
Zydus Mayne Oncology Pvt. Ltd	Product Development and Manufacture	31 March	India	50%	–

Jointly controlled entity

On 18 May 2005 Mayne Pharma Limited and Zydus Cadila Healthcare Limited entered into an agreement for the establishment of a joint venture for the development and manufacture of certain injectable cytotoxic products. Each party holds a 50% interest in the joint venture entity. During the period the consolidated entity contributed $3.3 million to establish the joint venture entity, Zydus Mayne Oncology Pvt. Ltd.

The principal activity of this jointly controlled entity will be the development and manufacture of certain injectable cytotoxic API's and pharmaceutical formulations. At present the joint venture is in the process of constructing a manufacturing facility situated in Ahmedabad, India.

Financial information relating to equity accounted investments

	2006 Joint venture entity $'000	2006 Associates $'000	2006 Total $'000	2005 Joint venture entity $'000	2005 Associates $'000	2005 Total $'000
Revenues (100%)	–	5,468	5,468	–	5,446	5,446
Profit/(loss) (100%)	–	155	155	–	710	710
Group share of profit/(loss) recognised	–	70	70	–	320	320
Current assets (100%)	3,413	4,903	8,316	–	3,447	3,447
Non-current assets (100%)	2,982	387	3,369	–	298	298
Total assets (100%)	6,395	5,290	11,685	–	3,745	3,745
Current liabilities (100%)	(139)	(2,034)	(2,173)	–	(1,183)	(1,183)
Non-current liabilities (100%)	–	–	–	–	–	–
Total liabilities (100%)	(139)	(2,034)	(2,173)	–	(1,183)	(1,183)
Net assets as reported by equity accounted investment	6,256	3,256	9,512	–	2,562	2,562
Group share of net assets equity accounted	3,128	1,465	4,593	–	1,153	1,153
Results of equity accounted investments						
Group share of profits/(losses) before tax	–	140	140	–	419	419
Group share of income tax expense	–	(70)	(70)	–	(99)	(99)
Group share of profits/(losses) after tax	–	70	70	–	320	320
Dividends received	–	–	–	–	–	–
Group share of net profit equity accounted	–	70	70	–	320	320
Movements in carrying amount of investments						
Carrying amount at beginning of the period	–	1,304	1,304	–	984	984
Changes in equity invested during the period	3,267	–	3,267	–	–	–
Share of net profit/(loss) equity accounted	–	70	70	–	320	320
Carrying amount at the end of the period	3,267	1,374	4,641	–	1,304	1,304

	2006 $'000	2005 $'000
Commitments		
Share of capital commitments contracted but not provided for or payable:		
Within one year	**3,065**	–
Between one and five years	–	–
More than five years	–	–
	3,065	–
Share of other expenditure commitments contracted but not provided for or payable (including operating lease commitments):		
Within one year	**16**	37
Between one and five years	–	–
More than five years	–	–
	16	37
Contingent liabilities		
Share of contingent liabilities:		
Guaranteed bank facilities	**84**	203
Letters of credit	**1,240**	–
	1,324	203

17. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	2006			2005		
	Assets $'000	Liabilities $'000	Net $'000	Assets $'000	Liabilities $'000	Net $'000
Consolidated						
Property, plant and equipment	**(2,577)**	**10,987**	**8,410**	(3,697)	7,468	3,771
Operating rights and licences	–	**22,346**	**22,346**	–	5,034	5,034
Product development	–	**13,330**	**13,330**	–	9,338	9,338
Inventories	**(3,476)**	–	**(3,476)**	(5,407)	–	(5,407)
Employee benefits	**(7,814)**	–	**(7,814)**	(3,935)	–	(3,935)
Provisions	**(14,577)**	–	**(14,577)**	(15,165)	–	(15,165)
Accruals	**(4,295)**	–	**(4,295)**	(3,549)	–	(3,549)
Other items	**(3,513)**	**3,622**	**109**	(7,181)	5,945	(1,236)
Tax value of loss carry-forwards recognised	**(7,797)**	–	**(7,797)**	(10,144)	–	(10,144)
Tax (assets)/liabilities	**(44,049)**	**50,285**	**6,236**	(49,078)	27,785	(21,293)
Set off of tax	**19,084**	**(19,084)**	–	11,917	(11,917)	–
Net tax (assets)/liabilities	**(24,965)**	**31,201**	**6,236**	(37,161)	15,868	(21,293)
Company						
Property, plant and equipment	**(1,068)**	**6,599**	**5,531**	–	4,818	4,818
Operating rights and licences	–	**3,417**	**3,417**	–	1,094	1,094
Product development	–	**12,544**	**12,544**	–	5,538	5,538
Inventories	**(1,312)**	–	**(1,312)**	(2,192)	–	(2,192)
Employee benefits	**(3,777)**	–	**(3,777)**	(3,860)	–	(3,860)
Provisions	**(8,710)**	–	**(8,710)**	(5,412)	–	(5,412)
Accruals	**(4,048)**	–	**(4,048)**	(1,203)	–	(1,203)
Other items	–	**3,500**	**3,500**	(731)	337	(394)
Tax value of loss carry-forwards recognised	**(820)**	–	**(820)**	–	–	–
Tax (assets)/liabilities	**(19,735)**	**26,060**	**6,325**	(13,398)	11,787	(1,611)
Set off of tax	**19,735**	**(19,735)**	–	11,787	(11,787)	–
Net tax (assets)/liabilities	–	**6,325**	**6,325**	(1,611)	–	(1,611)

17. Deferred tax assets and liabilities (continued)

The consolidated entity has tax losses arising of $26.0 million (2005: $33.8 million) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose.

The benefit for tax losses will only be obtained if:
(i) the relevant company derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised or the benefit can be utilised by another company in the economic entity;
(ii) the relevant company and/or consolidated entity continues to comply with conditions for deductibility imposed by tax legislation; and
(iii) no change in tax legislation adversely affect the relevant company and/or consolidated entity in realising the benefit from the deductions for the losses.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Deductible temporary differences	**31,328**	–	**–**	–
Tax losses	**1,651**	1,796	**–**	–
	32,979	1,796	**–**	–

At 30 June 2006 the unrecognised deferred tax asset primarily relates to the impairments recognised at December 2005 in relation to the Aguadilla manufacturing facility in Puerto Rico and the US business (see note 5). The deferred tax assets have not been recognised due to their recoverability not being highly probable at the reporting date.

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the consolidated entity can utilise the benefits.

Movement in temporary differences during the year

	Opening balance $'000	Recognised in income $'000	Acquired balances $'000	Recognised in equity $'000	Exchange difference $'000	Closing balance $'000
Consolidated						
30 June 2006						
Property, plant and equipment	**3,771**	**283**	**4,371**	**–**	**(15)**	**8,410**
Operating rights and licences	**5,034**	**2,820**	**14,354**	**–**	**138**	**22,346**
Product development	**9,338**	**3,909**	**–**	**–**	**83**	**13,330**
Inventories	**(5,407)**	**2,018**	**–**	**–**	**(87)**	**(3,476)**
Employee benefits	**(3,935)**	**(3,011)**	**(863)**	**–**	**(5)**	**(7,814)**
Provisions	**(15,165)**	**874**	**(1)**	**–**	**(285)**	**(14,577)**
Accruals	**(3,549)**	**(429)**	**(288)**	**–**	**(29)**	**(4,295)**
Other items	**(1,236)**	**3,033**	**(1,746)**	**–**	**58**	**109**
Tax value of loss carry-forwards (recognised)/derecognised	**(10,144)**	**2,702**	**–**	**–**	**(355)**	**(7,797)**
Balance at 30 June 2006	**(21,293)**	**12,199**	**15,827**	**–**	**(497)**	**6,236**
30 June 2005						
Property, plant and equipment	1,095	2,489	–	–	187	3,771
Operating rights and licences	3,997	1,376	–	–	(339)	5,034
Product development	8,619	1,079	–	–	(360)	9,338
Inventories	(2,183)	(3,342)	–	–	118	(5,407)
Employee benefits	(1,933)	(2,010)	–	–	8	(3,935)
Provisions	(9,043)	(6,890)	–	–	768	(15,165)
Accruals	(3,474)	(293)	–	–	218	(3,549)
Other items	5,986	(6,714)	–	–	(508)	(1,236)
Tax value of loss carry-forwards (recognised)/derecognised	(13,595)	2,249	–	–	1,202	(10,144)
Balance at 30 June 2005	(10,531)	(12,056)	–	–	1,294	(21,293)

17. Deferred tax assets and liabilities (continued)

Movement in temporary differences during the year

	Opening balance $'000	Recognised in income $'000	Acquired balances $'000	Recognised in equity $'000	Exchange difference $'000	Closing balance $'000
Company						
30 June 2006						
Property, plant and equipment	**4,818**	**713**	–	–	–	**5,531**
Operating rights and licences	**1,094**	**2,323**	–	–	–	**3,417**
Product development	**5,538**	**7,006**	–	–	–	**12,544**
Inventories	**(2,192)**	**880**	–	–	–	**(1,312)**
Employee benefits	**(3,860)**	**83**	–	–	–	**(3,777)**
Provisions	**(5,412)**	**(3,298)**	–	–	–	**(8,710)**
Accruals	**(1,203)**	**(2,845)**	–	–	–	**(4,048)**
Other items	**(394)**	**3,893**	–	–	**1**	**3,500**
Tax value of loss carry-forwards (recognised)/derecognised	–	**(825)**	–	–	**5**	**(820)**
Balance at 30 June 2006	**(1,611)**	**7,930**	–	–	**6**	**6,325**
30 June 2005						
Property, plant and equipment	2,496	2,322	–	–	–	4,818
Operating rights and licences	622	472	–	–	–	1,094
Product development	4,954	584	–	–	–	5,538
Inventories	(1,339)	(853)	–	–	–	(2,192)
Employee benefits	(1,850)	(2,010)	–	–	–	(3,860)
Provisions	(1,533)	(3,879)	–	–	–	(5,412)
Accruals	(1,289)	86	–	–	–	(1,203)
Other items	2,195	(2,574)	–	–	(15)	(394)
Tax value of loss carry-forwards (recognised)/derecognised	–	–	–	–	–	–
Balance at 30 June 2005	4,256	(5,852)	–	–	(15)	(1,611)

18. Property, plant and equipment

Consolidated

	Freehold land & buildings $'000	Leasehold improvements $'000	Plant & equipment $'000	Assets under construction $'000	Leased plant & equipment $'000	Total $'000
Cost						
Balance at 1 July 2005	**35,442**	**492**	**183,878**	**104,438**	–	**324,250**
Acquisitions through business combinations	**36,856**	–	**9,389**	**1,576**	**138**	**47,959**
Additions through demerger transaction	–	**1,695**	**143**	**14,335**	–	**16,173**
Additions for the period	**58**	**95**	**12,471**	**51,722**	–	**64,346**
Impairment loss – asset write off	–	–	**(21,942)**	**(10,083)**	–	**(32,025)**
Transfers to other non-current assets	–	–	**(717)**	**(1,640)**	–	**(2,357)**
Other transfers	**18,202**	**1,660**	**61,667**	**(84,705)**	–	**(3,176)**
Disposals	**(174)**	–	**(3,298)**	–	–	**(3,472)**
Effect of movements in foreign exchange rate	**1,192**	**201**	**5,298**	**1,328**	–	**8,019**
Balance at 30 June 2006	**91,576**	**4,143**	**246,889**	**76,971**	**138**	**419,717**
Balance at 1 July 2004	30,791	368	157,479	71,953	–	260,591
Acquisitions through business combinations	–	–	1,546	–	–	1,546
Additions for the period	3,999	90	25,691	53,792	–	83,572
Other transfers	2,161	400	14,189	(19,059)	–	(2,309)
Disposals	–	(359)	(6,386)	–	–	(6,745)
Effect of movements in foreign exchange rate	(1,509)	(7)	(8,641)	(2,248)	–	(12,405)
Balance at 30 June 2005	35,442	492	183,878	104,438	–	324,250
Depreciation and impairment losses						
Balance at 1 July 2005	**4,163**	**178**	**96,840**	–	–	**101,181**
Depreciation charge for period	**2,025**	**822**	**16,738**	–	**65**	**19,650**
Impairment losses	–	–	**729**	**51,314**	–	**52,043**
Impairment loss – asset write off	–	–	**(14,016)**	–	–	**(14,016)**
Other transfers	–	–	–	–	–	–
Disposals	**(133)**	–	**(2,582)**	–	**(14)**	**(2,729)**
Effect of movement in foreign exchange	**89**	**46**	**2,728**	**520**	–	**3,383**
Balance at 30 June 2006	**6,144**	**1,046**	**100,437**	**51,834**	**51**	**159,512**
Balance at 1 July 2004	2,120	108	92,322	–	–	94,550
Depreciation charge for period	2,105	190	14,128	–	–	16,423
Impairment losses	–	–	–	–	–	–
Other transfers	–	–	–	–	–	–
Disposals	–	(118)	(5,241)	–	–	(5,359)
Effect of movement in foreign exchange	(62)	(2)	(4,369)	–	–	(4,433)
Balance at 30 June 2005	4,163	178	96,840	–	–	101,181
Carrying amounts						
Balance at 30 June 2006	**85,432**	**3,097**	**146,452**	**25,137**	**87**	**260,205**
Balance at 30 June 2005	31,279	314	87,038	104,438	–	223,069

The Company

	Freehold land & buildings $'000	Leasehold improvements $'000	Plant & equipment $'000	Assets under construction $'000	Total $'000
Cost					
Balance at 1 July 2005	**20,076**	**9**	**92,383**	**71,415**	**183,883**
Additions through demerger transaction	**–**	**1,695**	**143**	**14,335**	**16,173**
Additions for the period	**–**	**–**	**–**	**14,891**	**14,891**
Impairment loss – asset write off	**–**	**–**	**–**	**(9,658)**	**(9,658)**
Transfer of assets to controlled entities	**–**	**–**	**–**	**(1,072)**	**(1,072)**
Other transfers	**18,174**	**–**	**57,320**	**(78,666)**	**(3,172)**
Disposals	**(174)**	**–**	**(1,808)**	**–**	**(1,982)**
Balance at 30 June 2006	**38,076**	**1,704**	**148,038**	**11,245**	**199,063**
Balance at 1 July 2004	17,915	368	82,901	38,057	139,241
Acquisitions through business combinations	–	–	–	–	–
Additions for the period	–	–	9	51,402	51,411
Other transfers	2,161	–	13,997	(18,044)	(1,886)
Disposals	–	(359)	(4,524)	–	(4,883)
Balance at 30 June 2005	20,076	9	92,383	71,415	183,883
Depreciation and impairment losses					
Balance at 1 July 2005	**2,493**	**–**	**50,264**	**–**	**52,757**
Depreciation charge for period	**452**	**223**	**8,814**	**–**	**9,489**
Impairment losses	**–**	**–**	**729**	**–**	**729**
Other transfers	**–**	**–**	**–**	**–**	**–**
Disposals	**(133)**	**–**	**(1,215)**	**–**	**(1,348)**
Balance at 30 June 2006	**2,812**	**223**	**58,592**	**–**	**61,627**
Balance at 1 July 2005	2,120	108	47,287	–	49,515
Depreciation charge for period	373	10	6,826	–	7,209
Other transfers	–	–	–	–	–
Disposals	–	(118)	(3,849)	–	(3,967)
Balance at 30 June 2005	2,493	–	50,264	–	52,757
Carrying amounts					
Balance at 30 June 2006	**35,264**	**1,481**	**89,446**	**11,245**	**137,436**
Balance at 30 June 2005	17,583	9	42,119	71,415	131,126

Impairment loss

Impairment losses and asset write downs

Aguadilla manufacturing facility

In late 2003 it was determined that the manufacturing facility in Aguadilla, Puerto Rico would be upgraded to increase capacity and support expected sales growth in a range of lower value, injectable pharmaceuticals for the US hospital market. The project has experienced a number of delays which the new global manufacturing team has overcome with the construction phase of the facility now complete. However, as a result of the redefined strategic focus and the identification of other manufacturers to supply some of our oncology-related pharmaceuticals at competitive prices, Mayne Pharma is re-evaluating its options for the Aguadilla facility.

The alternatives being considered include continued operation, divestment and closure of the facility. At 30 June 2006 a decision had not been reached and an impairment loss of $59.2 million (the Company: nil) has been recognised after taking into consideration future cash flows from the facility under the three alternatives.

18. Property, plant and equipment (continued)

Impairment loss (continued)

An impairment loss of $51.3 million (the Company: nil) has been recognised in 'other expenses' in the income statement in relation to the assessment performed by the consolidated entity on the carrying value of the assets of the Aguadilla manufacturing site. The estimate of the recoverable amount was based on the value in use of the assets of the manufacturing facility, determined using a pre-tax discount rate of 14.3%. In addition specific assets totalling $7.9 million (the Company: nil) relating to the Aguadilla manufacturing site were written down and are included in 'other expenses' in the income statement.

Business development projects

A number of 'in-progress' business development projects, included within assets under construction, that had been commenced by previous management no longer fit with the new strategic direction of the consolidated entity. All these projects have ceased and an impairment loss of $9.7 million (the Company $9.7 million) has been recognised within 'other expenses' in the income statement.

In addition an impairment loss of $0.7 million (the Company: $0.7 million) was recognised in relation to the carrying value of other items of property, plant and equipment which is included within 'cost of sales' in the income statement.

Depreciation and impairment charge

The depreciation and impairment charge is recognised in the following line items in the income statement

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Cost of sales	**15,467**	12,773	**8,068**	5,374
Selling and marketing expenses	**830**	746	**9**	7
Administrative expenses	**2,606**	1,976	**1,474**	1,101
Product development expenditure	**657**	727	**667**	727
Other expenses	**70,142**	201	**9,658**	–
	89,702	16,423	**19,876**	7,209

19. Intangible assets

Consolidated

	Product development $'000	Goodwill $'000	Operating rights & licences $'000	Computer software $'000	Total $'000
Cost					
Balance at 1 July 2005	**41,182**	**824,711**	**265,025**	**8,784**	**1,139,702**
Acquisitions through business combinations	**445**	**43,950**	**47,930**	**–**	**92,325**
Additions for the period	**28,653**	**–**	**20,391**	**211**	**49,255**
Impairment loss – asset write off	**(19,688)**	**–**	**(39,212)**	**–**	**(58,900)**
Other transfers	**–**	**–**	**–**	**3,176**	**3,176**
Disposals	**–**	**–**	**(414)**	**(54)**	**(468)**
Effect of movements in foreign exchange rate	**946**	**16,091**	**13,204**	**142**	**30,383**
Balance at 30 June 2006	**51,538**	**884,752**	**306,924**	**12,259**	**1,255,473**
Balance at 1 July 2004	29,501	745,273	187,826	6,480	969,080
Acquisitions through business combinations	–	107,648	2,281	–	109,929
Additions for the period	12,896	–	139,962	–	152,858
Other transfers	–	–	–	2,309	2,309
Disposals	–	–	(41,413)	–	(41,413)
Effect of movements in foreign exchange rate	(1,215)	(28,210)	(23,631)	(5)	(53,061)
Balance at 30 June 2005	41,182	824,711	265,025	8,784	1,139,702
Amortisation and impairment losses					
Balance at 1 July 2005	**5,450**	**–**	**25,162**	**3,903**	**34,515**
Amortisation charge for period	**1,483**	**–**	**24,963**	**2,255**	**28,701**
Impairment loss	**–**	**–**	**–**	**–**	**–**
Other transfers	**–**	**–**	**–**	**–**	**–**
Disposals	**–**	**–**	**(155)**	**(41)**	**(196)**
Effect of movement in foreign exchange	**581**	**–**	**4,452**	**136**	**5,169**
Balance at 30 June 2006	**7,514**	**–**	**54,422**	**6,253**	**68,189**
Balance at 1 July 2004	4,309	–	9,847	2,247	16,403
Amortisation charge for period	1,143	–	21,995	1,661	24,799
Other transfers	–	–	–	–	–
Disposals	–	–	(646)	–	(646)
Effect of movement in foreign exchange	(2)	–	(6,034)	(5)	(6,041)
Balance at 30 June 2005	5,450	–	25,162	3,903	34,515
Carrying amounts					
Balance at 30 June 2006	**44,024**	**884,752**	**252,502**	**6,006**	**1,187,284**
Balance at 30 June 2005	35,732	824,711	239,863	4,881	1,105,187

19. Intangible assets (continued)

The Company

	Product development $'000	Goodwill $'000	Operating rights & licences $'000	Computer software $'000	Total $'000
Cost					
Balance at 1 July 2005	**23,748**	**201,861**	**3,834**	**8,365**	**237,808**
Acquisitions through business combinations	–	–	–	–	–
Additions for the period	**24,672**	–	**7,893**	–	**32,565**
Impairment loss – asset write off	–	–	**(203)**	–	**(203)**
Other transfers	–	–	–	**3,172**	**3,172**
Disposals	–	–	–	**(49)**	**(49)**
Balance at 30 June 2006	**48,420**	**201,861**	**11,524**	**11,488**	**273,293**
Balance at 1 July 2004	17,960	201,861	2,991	6,479	229,291
Acquisitions through business combinations	–	–	–	–	–
Additions for the period	5,788	–	843	–	6,631
Other transfers	–	–	–	1,886	1,886
Disposals	–	–	–	–	–
Balance at 30 June 2005	23,748	201,861	3,834	8,365	237,808
Amortisation and impairment losses					
Balance at 1 July 2005	**5,289**	–	**784**	**3,577**	**9,650**
Amortisation charge for period	**1,320**	–	**150**	**2,087**	**3,557**
Impairment loss	–	–	–	–	–
Other transfers	–	–	–	–	–
Disposals	–	–	–	**(35)**	**(35)**
Balance at 30 June 2006	**6,609**	–	**934**	**5,629**	**13,172**
Balance at 1 July 2004	4,309	–	731	2,247	7,287
Amortisation charge for period	980	–	53	1,330	2,363
Other transfers	–	–	–	–	–
Disposals	–	–	–	–	–
Balance at 30 June 2005	5,289	–	784	3,577	9,650
Carrying amounts					
Balance at 30 June 2006	**41,811**	**201,861**	**10,590**	**5,859**	**260,121**
Balance at 30 June 2005	18,459	201,861	3,050	4,788	228,158

Impairment losses

Product development

Propofol development costs

An impairment loss of $19.5 million (the Company: nil) was recognised during the period relating to capitalised product development costs for the anaesthetic product propofol. Mayne Pharma was unsuccessful in defending a non-infringement claim by the innovator, AstraZeneca and has subsequently lodged an appeal. Mayne Pharma remains confident of succeeding but the product launch has been delayed. In the meantime market dynamics have changed with additional competition leading to significant price erosion. The estimate of recoverable amount was based on value in use, determined using a pre-tax discount rate of 14.3%.

In addition an impairment loss of $0.2 million (the Company: $0.2 million) was recognised in relation to the carrying value of other items of product development which is included within 'product development expenditure' in the income statement.

Operating rights and licences

Biogeneric development costs
In February 2005 the consolidated entity entered into a partnership with Pliva d.d. ('Pliva') to develop and manufacture two major biogeneric products being erythropoietin ('EPO') and granulocyte colony stimulating factor ('G-CSF'). Under the agreement the consolidated entity would acquire the exclusive sales, marketing and distribution rights for the two products in Western Europe and other selected markets around the world.

Substantial progress had been made with the development of the EPO product, however late in 2005 the regulatory approval requirements imposed by the European regulatory authority for bio-similar EPO, to be brought to market, changed markedly. After assessing the impact of the regulatory changes it was determined that it would require considerably more resources to be channelled into the development of EPO thereby rendering it no longer commercially viable, and taking the project beyond the scope of the original agreement. Accordingly, Mayne Pharma and Pliva agreed to cease joint collaboration on EPO and refocus efforts on bringing G-CSF to the market (see note 37).

As a consequence the consolidated entity has recognised an impairment loss of $35.2 million (the Company: nil) in 'other expenses' in the income statement. In addition, the liability recognised for future milestone payments to Pliva for the development of EPO for $27.9 million (the Company: nil) was released and is included within 'other expenses' in the income statement. During the period incremental costs of $1.9 million (the Company: nil) incurred in relation to the development of EPO were also expensed to the income statement.

Acquired operating rights and licences
A number of individual operating rights and licences acquired by previous management no longer fit with the new strategic direction of the consolidated entity. These operating rights and licences will no longer be pursued by the consolidated entity and as a result an impairment loss of $3.6 million (the Company: nil) has been recognised in 'other expenses' in the income statement.

In addition the annual impairment assessment performed by the consolidated entity, in accordance with the consolidated entity's impairment of assets policy, has identified an impairment loss of $0.4 million (the Company: $0.2 million) in relation to the carrying value of other operating rights and licences which has been recognised in 'selling and marketing expenses' in the income statement. The impairments in the carrying value of the operating rights and licences were a result of ceasing to sell products into certain markets and price erosion caused by increased competition. The estimate of the recoverable amount of these assets was based on the value in use of the asset, determined using a pre-tax discount rate of 14.3%.

Amortisation and impairment charge
The amortisation and impairment charge is recognised in the following line items in the income statement

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Cost of sales	**344**	331	**250**	–
Selling and marketing expenses	**364**	–	**203**	–
Administrative expenses	**1,837**	1,330	**1,837**	1,330
Product development expenditure	**1,680**	1,143	**1,320**	980
Amortisation of operating right and licences	**24,963**	21,995	**150**	53
Other operating expenses	**58,413**	–	**–**	–
	87,601	24,799	**3,760**	2,363

Impairment tests for cash-generating units containing goodwill
The consolidated entity tests goodwill annually, or more frequently if there are indications that goodwill may be impaired. For the purposes of undertaking the impairment testing management have identified three cash generating units ('CGUs'). Of the CGUs identified a significant portion of goodwill is regarded as a single cash-generating unit. This allocation represents the integrated global nature of the injectable pharmaceutical business.

The goodwill for each significant cash-generating unit is set out below:

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Contract manufacturing operations, Germany	**27,962**	25,837	**–**	–
Contract manufacturing operations, Australia	**27,695**	–	**–**	–
Integrated pharmaceutical operations	**829,095**	798,874	**201,861**	201,861
	884,752	824,711	**201,861**	201,861

19. Intangible assets (continued)

Impairment tests for cash-generating units containing goodwill (continued)
The recoverable amounts of each of the CGUs are determined from value in use calculations using cash flow projections which varied depending on the CGU. The impairment testing of the contract manufacturing CGU's of Germany and Australia used cash flow projections that were over a ten year period and a sixteen year period respectively while the integrated pharmaceutical CGU impairment testing used cash flow projections over a five year period. Cash flow projections greater than five years have been used in the impairment testing of the contract manufacturing CGUs due to the existence customer contracts whose terms extend out beyond the next five years.

The key assumptions for the value in use impairment calculations are:

- revenue volumes and prices, including assessing anticipated successful product launches;
- operating costs;
- growth rate assumptions;
- growth in perpetuity applied to calculate the terminal value; and
- discount rate.

Expected revenue volumes, revenue prices and operating costs are based on past experience and expected future developments in markets and operations and are the same assumptions used in the most recent forecasts, financial budgets and strategic plans used by management.

Growth rates take into consideration forecast GDP growth rates for the countries of operation, expected market growth rates for those regions and the levels of growth achieved historically by the CGU and forecast in the periods covered by the budget and strategic plan. Lower growth rates are applied in perpetuity to calculate the terminal value for each CGU. These rates do not exceed the average long-term growth rate for the relevant markets.

The discount rate applied to each CGU is based on the consolidated entity's weighted average cost of capital adjusted to reflect management's estimate of the expected risk profile associated with the cash flow projections for the CGU.

The discount rates and growth rates by CGU are as follows:

	Discount Rate		Growth rate	
	2006 %	2005 %	**2006 %**	2005 %
Contract manufacturing operations, Germany	**15.4**	15.4	**0.0**	0.0
Contract manufacturing operations, Australia	**14.3**	–	**3.0**	–
Integrated pharmaceutical operations	**14.3**	14.3	**3.0**	3.0

In all cases the recoverable amounts of these CGUs were in excess of their carrying values and no impairment arose in the year (2005: nil).

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
20. Trade and other payables				
Current				
Trade payables	**51,208**	44,688	**12,563**	12,672
Payables due to controlled entities	**–**	–	**28,107**	36,144
Other payables	**87,357**	63,834	**39,232**	28,660
	138,565	108,522	**79,902**	77,476
Non-current				
Other payables	**44**	146	**–**	–

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
21. Interest-bearing liabilities				
Current				
Bank overdrafts	–	–	**4,458**	7,102
Secured bank loans	–	1,029	–	–
Unsecured bank loans	**799**	1,161	–	–
Other unsecured loans	**3,595**	3,439	–	–
Finance lease liabilities	**105**	–	–	–
Amounts owing to controlled entities	–	–	**142,502**	160,195
	4,499	5,629	**146,960**	167,297
Related party indebtedness	–	1,570,893	–	988,105
Non-current				
Unsecured bank loans	**1,599**	2,078	–	–
Other unsecured loans	**9,992**	11,337	–	–
Finance lease liabilities	–	–	–	–
	11,591	13,415	–	–

This note provides information about the contractual terms of the consolidated entity's interest-bearing liabilities. For more information about the consolidated entity's exposure to interest rate and foreign currency risk, see note 28.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Financing facilities available at reporting date				
Bank overdraft[1]	**1,000**	–	**1,000**	7,102
Secured bank loans	–	1,029	–	–
Unsecured bank loans	**227,398**	3,239	**225,000**	–
Other unsecured loans	**13,587**	14,776	–	–
Standby letters of credit	**11,275**	8,213	–	–
Other bank facilities	**656**	–	**656**	–
	253,916	27,257	**226,656**	7,102
Facilities utilised at reporting date				
Secured bank loans	–	1,029	**4,458**	7,102
Unsecured bank loans	**2,398**	3,239	–	–
Other unsecured loans	**13,587**	14,776	–	–
	15,985	19,044	**4,458**	7,102
Facilities not utilised at reporting date				
Bank overdraft[1]	**1,000**	–	–	–
Unsecured Borrowing	**225,000**	–	**225,000**	–
Standby letters of credit	**11,275**	8,213	–	–
Other bank facilities	**656**	–	**656**	–
	237,931	8,213	**225,656**	–

[1] Prior to the date of the demerger bank overdraft facilities were arranged by the ultimate parent company, Mayne Group Limited.

21. Interest-bearing liabilities (continued)

Secured bank loans

Secured bank loans represents a factoring agreement between PHT Pharma Srl ('PHT') and Banca San Paolo ('San Paolo'). PHT presents invoices to San Paolo and receives a cash advance of up to 80% of the face value of the invoices. Interest is charged on the cash advances and the credit risk lies with PHT. The cash advance at balance date is nil (2005: EUR 650,000; AUD 1,029,132).

Unsecured loans

Unsecured bank loans are denominated in Australian dollars and Euros.

Drawn term facility

At 30 June 2006 an amount of EUR 1.4 million (AUD 2.4 million) is payable in relation to a loan agreement between Wasserburger Arzneimittelwerk GmbH ('Wasserburger') and IKB Deutsche Industriebank AG ('IKB'). The loan is unsecured and is repayable in equal instalments in December and June of each year. The loan bears interest at a fixed rate of 3.75% per annum, and matures in June 2009.

Multi-currency bank debt facility

During the period the consolidated entity obtained an AUD 225.0 million unsecured syndicated multi-currency and multi-issuer bank debt facility. The syndicated bank debt facility is a three-year revolving loan facility and was undrawn at 30 June 2006.

Interest is payable on amounts drawn under the facility based on benchmark rates (depending on borrowed currency) plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market. The facility contains customary provisions relating to events of default, which could trigger early repayment and also contains undertakings by Mayne Pharma and certain subsidiaries, including a negative pledge, prohibition on disposal of assets and financial covenants that are customary for facilities of this nature.

Bank overdraft

The consolidated entity has a bank overdraft facility of AUD 1.0 million which is embedded within a set-off arrangement. The facility allows any individual account balance, within the set-off group, to be in overdraft of up to AUD 30.0 million however the net cash position of the set-off group must not exceed a bank overdraft position greater than AUD 1.0 million.

The facility is unsecured with interest charged daily on drawn amounts at the bank's official cash rate plus a margin. The margin payable under the facility is consistent with that which similarly rated or unrated borrowers would expect to obtain for facilities of this size and nature in the current market. Interest is not charged if, under the set-off arrangement, the consolidated entity is in a net cash position.

At 30 June 2006 the Company is in a bank overdraft position of AUD 4.5 million (2005: AUD 7.1 million) whilst the consolidated entity has not drawn down on the facility under the cash set-off agreement (2005: nil).

Other unsecured loans

Other loans include a loan received from a customer to finance the expansion of production capacity at the consolidated entity's manufacturing facility at Wasserburger, Germany. The outstanding loan balance at 30 June 2006 is EUR 8.3 million (AUD 14.2 million). The loan bears interest at a fixed rate of 1% per annum and is repaid in annual instalments based on levels of production. Final repayment is due September 2009.

Standby letters of credit

The consolidated entity has a number of standby letter of credit facilities with different financial institutions that total AUD 11.3 million (2005: AUD 8.2 million). Each facility has differing terms and conditions that reflect the purpose of guarantee provided under the letter of credit. At 30 June 2006 the consolidated entity has not called upon any of the available letters of credit (2005: nil).

Other bank facilities

The consolidated entity has arranged a facility under which cash, of up to AUD 0.5 million, may be advanced against receipts from overseas customers. This facility has not been utilised at 30 June 2006. In addition, a documentary letter of credit facility for AUD 0.2 million has also been arranged where payments, or proof of payment, is supplied to an overseas supplier by the financial intermediary to ensure the shipment of goods procured. This facility has not been utilised at 30 June 2006.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
22. Employee benefits				
Current				
Liability for annual leave	**8,500**	5,892	**6,539**	5,461
Liability for long service leave	**216**	188	**175**	188
Other employee benefits	**1,904**	154	**–**	–
Recognised liability for pension plans (see below)	**8,011**	7,351	**–**	–
	18,631	13,585	**6,714**	5,649
Non-current				
Liability for long service leave	**6,999**	4,514	**5,666**	4,514

(a) Pension plans

The consolidated entity provides employee benefits under various arrangements, including through defined contribution and defined benefit pension plans. Many of these plans are defined contribution plans, where the company contribution and resulting income statement charge is fixed at a set level or is a set percentage of an employee's pay. However several plans, held in the US (including Puerto Rico) and Germany, are defined benefit, where benefits are based on employees' length of service and average final salary.

Defined benefits plans

The consolidated entity provides fully for the present value of the unfunded obligations of the defined benefit plans as determined by the latest actuarial valuation.

The defined benefit plan in the USA has been closed to new entrants residing in continental USA since October 2003. Benefits for existing employees in the plan, at that time, were subsequently frozen with effect from June 2005. The plan remains open to existing and new employees that reside in Puerto Rico. In Germany two wholly unfunded defined benefit plans are in operation, one for staff members and the other for executives.

The cash funding of the US plan, which may from time to time involve special payments, is determined in consultation with independent qualified actuaries to ensure that the assets together with the future contributions should be sufficient to meet future obligations. Members and entities within the consolidated entity make contributions as specified in the rules of the fund. Contributions by these entities are based on percentages of current salaries actuarially assessed to meet defined benefits based on multiples of final average salaries determined by length of service and are enforceable in accordance with the respective rules so long as they are parties to the fund. Statutory requirements in the USA prescribe minimum quarterly employer contributions to the USA plan whilst it has an accumulated funding deficiency.

An actuarial assessment of the USA defined benefit plan was made by independent actuary, Dreighton Rosier, FSA, EA on 27 June 2006. Actuarial assessments of the German defined benefit executive plan and staff plan were made by independent actuaries, Herr Bauer (Aktuar DAV) and Herr Neumann (Aktuar DAV) of Gerling Pensions Management GMBH on 30 June 2006.

The following table summarises the assets and liabilities recognised in the consolidated balance sheet in respect of defined benefit schemes for the year ended 30 June 2006.

	2006 $'000	2005 $'000
22. Employee benefits (continued)		
(a) Pension plans (continued)		
Defined benefits (continued)		
Defined benefit obligation recognised in the balance sheet:		
Present value of wholly unfunded obligations	**7,149**	6,788
Present value of funded obligations	**2,995**	2,448
Fair value of fund assets – funded	**(2,133)**	(1,885)
Present value of net obligations	**8,011**	7,351
Unrecognised actuarial gains and (losses)	**–**	–
Recognised liability for defined benefit obligations (see below)	**8,011**	7,351
Amounts in the balance sheet:		
Liabilities	**8,011**	7,351
Assets	**–**	–
Net liability	**8,011**	7,351
Amounts for the current and previous four periods are as follows:		
Defined benefit obligations	**(10,144)**	(9,236)
Fund assets	**2,133**	1,885
Surplus/(deficit)	**(8,011)**	(7,351)
Experience adjustments on fund liabilities	**68**	–
Experience adjustments on fund assets	**(81)**	–

The consolidated entity has used the AASB 1.20A exemption and disclosed amounts under AASB 1.20A(p) above for each annual reporting period prospectively from date of transition to Australian Equivalents to International Financial Reporting Standards.

	2006 $'000	2005 $'000
Changes in the present value of the defined benefit obligation are as follows:		
Defined benefit obligation at beginning of period	**9,236**	9,935
Current service cost	**137**	450
Interest cost on benefit obligation	**457**	200
Actuarial losses and (gains)	**68**	–
Losses/(gains) on curtailments	**–**	(369)
Benefits paid	**(383)**	(4)
Exchange differences on foreign plans	**629**	(976)
Defined benefit obligation at end of period	**10,144**	9,236
Changes in the fair value of fund assets are as follows:		
Fair value of plan assets at beginning of period	**1,885**	1,592
Expected return	**143**	121
Actuarial gains and (losses)	**(81)**	–
Contributions by employer	**324**	333
Benefits paid	**(198)**	(1)
Exchange differences on foreign plans	**60**	(160)
Fair value of plan assets at end of period	**2,133**	1,885
Actual return on plan assets	**62**	121
Expense recognised in the income statement:		
Current service costs	**137**	450
Interest on obligation	**457**	200
Expected return on fund assets	**(143)**	(121)
Losses/(gains) on curtailments	**–**	(369)
	451	160

The above expense of $451,000 (2005: $160,000) is recognised in the cost of sales line in the income statement.

	2006 %	2005 %
The major categories of fund assets as a percentage of total fund assets are as follows:		
Cash	**17.0%**	17.0%
US Stocks	**43.3%**	43.3%
Foreign Stocks	**9.5%**	9.5%
Bonds	**30.1%**	30.1%
Other	**0.1%**	0.1%
Principal actuarial assumptions at balance sheet date (expressed as weighted averages):		
Discount rate	**5.11%**	5.14%
Expected return on fund assets	**7.00%**	7.50%
Future salary increases	**2.55%**	3.46%
Future defined benefit fund increases	**1.50%**	1.50%
Portion of employees opting for early retirement.	**7.00%**	7.00%

The consolidated entity expects to contribute $0.3 million to its defined benefit superannuation funds in the 2007 financial year.

Surplus/(deficit) for each defined benefit superannuation fund on a funding basis

Funds sponsored by entities in the consolidated entity

	Fund assets $'000	Accrued benefit $'000	Fund excess/ (deficit) $'000	Contribution recommendation (per year) $'000
2006				
Mayne Pharma (USA) Inc Plan	**2,133**	(2,995)	**(862)**	324
Wasserburger Arzneimittelwerk GmbH Staff Plan	-	(3,022)	**(3,022)**	-
Wasserburger Arzneimittelwerk GmbH Executive Plan	-	(4,127)	**(4,127)**	-
Total for funds sponsored by the consolidated entity	**2,133**	(10,144)	**(8,011)**	324
2005				
Mayne Pharma (USA) Inc Plan	**1,885**	(2,448)	**(563)**	315
Wasserburger Arzneimittelwerk GmbH Staff Plan	-	(2,869)	**(2,869)**	-
Wasserburger Arzneimittelwerk GmbH Executive Plan	-	(3,919)	**(3,919)**	-
Total for funds sponsored by the consolidated entity	**1,885**	(9,236)	**(7,351)**	315

Contribution recommendations are based on a funding methodology that will result in adequate funding for payments expected to be made over the next three years. The levels of the contributions to the funds are reassessed annually.

The consolidated entity has a legal liability to make up a deficit in the funds but no legal right to benefit from any surplus in the funds.

Defined contribution superannuation funds

The consolidated entity makes contributions to a defined contribution superannuation fund. The amount recognised as an expense was $8.1 million for the financial year ended 30 June 2006 (2005: $6.4 million).

(b) Share based payments

Mayne Pharma Executive Share Option Plan ('ESOP')

Under the Mayne Pharma ESOP, selected Mayne Pharma executives are eligible to receive options over Mayne Pharma shares. Options may be offered to executives at such times and on such terms as the Board from time to time decides. No consideration is payable on grant of the options, unless the Board decides otherwise.

The Board determines the exercise price payable on the exercise of an option when the option is granted. Under the terms of the ESOP the exercise price is subject to adjustment if Mayne Pharma shares are offered to Mayne Pharma shareholders by way of a bonus issue or rights issue prior to the exercise of the options or, if there is any reorganisation of the issued share capital of Mayne Pharma (including by way of capital reduction, share buy-back or cancellation).

22. Employee benefits (continued)

(b) Share based payments (continued)

Mayne Pharma Executive Share Option Plan ('ESOP') (continued)

The conditions which must be satisfied before an option may be exercised, including the period during which the option may be exercised and any performance hurdles, are determined by the Board when the option is granted. Unless the Board determines otherwise, and having regard to the satisfaction of any performance conditions, an option may be exercised notwithstanding that the exercise conditions have not been met:

- in circumstances where the relevant executive's employment with Mayne Pharma terminates as a result of retirement, redundancy, total and permanent disablement or death; or
- if a takeover bid or scheme of arrangement is made in respect of the company.

In addition, the Board may determine that an option may be exercised notwithstanding that the exercise conditions have not been met in any other circumstances in its discretion.

The expense recognised in the income statement for the current period is $1.0 million (2005: nil) in relation to options granted under the ESOP. Prior to the demerger of Mayne Pharma Limited on 18 November 2005 (see note 3) the Company did not provide any share-based compensation arrangements to employees under this plan.

Mayne Pharma Senior Executive Short Term Incentive Plan ('SESTIP')
Under the SESTIP the Board may award an incentive amount to selected senior executives of Mayne Pharma (an 'Award') with the amount awarded being set by reference to a percentage of the executive's fixed annual remuneration for the year in which the Award is made. Mayne Pharma executives are required to take a minimum of 40% (or such other percentage as the Board determines) of each Award as deferred Mayne Pharma shares ('Deferred Shares'). Mayne Pharma executives may then elect to take a higher proportion up to and including 100% of the amount awarded as Mayne Pharma shares ('Elective Shares'), with the balance of the award payable in cash.

The Award is based on performance for the year, which is tested against specific performance and service conditions, before it is made. If the Board determines that the specific conditions applicable to an Award have been satisfied, Mayne Pharma must pay the cash component of the Award to the participant and provide sufficient funds to the trustee of the Mayne Pharma Group SESTIP Trust (the 'Trustee') to permit the Trustee to acquire Mayne Pharma shares that are equal to the aggregate number of the Deferred Shares and the Elective Shares comprising the Award.

This plan is currently suspended, no Awards have been made under this plan during the current period (2005: nil).

Mayne Pharma Employee Share Plan ('ESP')
The Mayne Pharma ESP allows eligible employees to acquire Mayne Pharma Shares from the Plan Trustee ('Plan Shares') with an aggregate market value (for each employee) not greater than $1,000. Eligible employees are employees of a Mayne Pharma Group company and who are invited to participate in the Mayne Pharma ESP by the Plan Trustee. The Plan Trustee remains the registered holder of the Plan Shares until they are transferred to the participant in accordance with the terms of the ESP.

No purchase price is payable by participating employees for Plan Shares. Mayne Pharma will contribute to the Plan Trustee the amount required to acquire the shares on behalf of participating employees and the Plan Trustee will then, at the election of Mayne Pharma, either purchase or subscribe for Mayne Pharma shares on behalf of the participant.

No awards have been made to employees under this plan during the current period (2005: nil).

The terms and conditions of the options that have been granted are as follows, whereby all options are settled by physical delivery of shares.

Grant date/employees entitled	Number of instruments	Vesting conditions	Contractual life of options
Option grant to Executives at 19 November 2005	4,210,000	Three years of service and average growth in total shareholder return of 10–15% for each of the three years	5 years
Option grant to Executives at 13 December 2005	150,000	Three years of service and average growth in total shareholder return of 10–15% for each of the three years	5 years
Option grant to Executives at 1 January 2006	1,365,000	Three years of service and average growth in total shareholder return of 10–15% for each of the three years	5 years
Option grant to Executives at 16 January 2006	1,100,000	Three years of service and average growth in total shareholder return of 10–15% for each of the three years	5 years
Option grant to Executives at 2 March 2006	65,000	Three years of service and average growth in total shareholder return of 10–15% for each of the three years	5 years
Option grant to Executives at 1 April 2006	300,000	Three years of service and average growth in total shareholder return of 10–15% for each of the three years	5 years
Option grant to Executives at 18 May 2006	340,000	Three years of service and average growth in total shareholder return of 10–15% for each of the three years	5 years
Option grant to Executives at 23 May 2006	350,000	Three years of service and average growth in total shareholder return of 10–15% for each of the three years	5 years
Option grant to Executives at 29 May 2006	30,000	Three years of service and average growth in total shareholder return of 10–15% for each of the three years	5 years
Total share options	7,910,000		

The number and weighted average exercise price of share options is as follows:

	Weighted average exercise price 2006	Number of options 2006
Outstanding at the beginning of the period	–	–
Forfeited during the period	–	–
Exercised during the period	–	–
Granted during the period	**$2.53**	7,910,000
Outstanding at the end of the period	**$2.53**	7,910,000
Exercisable at the end of the period		–

No options were granted during the year ended 30 June 2005 or in any prior period.

The options outstanding at 30 June 2006 have an exercise price in the range of $2.50 to $2.73 and a weighted average contractual life of 5 years.

During the financial year no share options were exercised (2005: nil).

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. Valuation of options granted over Mayne Pharma shares is based on an independent valuation report provided by Deloitte dated 25 August 2006. A Monte-Carlo simulation-based valuation model was developed to simulate the date of vesting, the percentage vesting, the share price and its total shareholder return. Once the simulated date of vesting was determined, a Black-Scholes framework was utilised to determine the fair value of the options as at this future vesting date. This fair value obtained at each vesting date for each tranche was then discounted back to grant date.

22. Employee benefits (continued)

(b) Share based payments (continued)

Fair value of share options and assumptions

	Key management personnel 2006	Senior employees 2006
Fair value at measurement date	**$0.69**	$0.69
Share price	**$2.71**	$2.71
Weighted average exercise price	**$2.53**	$2.53
Expected volatility (expressed as weighted average volatility used in the modelling under the Black-Scholes model)	**24.0%**	24.0%
Option Life	**5 years**	5 years
Expected dividends	**1.5%**	1.5%
Risk-free interest rate (based on the Australian Dollar Swap Rate Curve)	**5.5% to 6.2%**	5.5% to 6.2%

No options were granted during the year ended 30 June 2005 or in any prior period.

Newly listed companies on the Australian Stock Exchange ('ASX') typically experience a higher level of volatility in the early months post listing. Accordingly, in performing their valuation, Deloitte considered this likely impact of the temporary distortion on the fair value calculations and in conjunction with management concluded a volatility factor of 24% was more appropriate than the actual volatility of 28% that was experienced over the last three months.

The share options granted potentially vest at each performance measure date or at a corresponding quarterly retest date, and from this point become exercisable up until a date five years from the initial grant date. As the options will be exercised at an unknown time, the residual maturity used in the pricing was assumed to be half of the remaining lifetime of the options. It has been assumed that taking the mid point of the remaining life is a justified approach for handling the uncertainty of each individual's exercising strategy.

Share options are granted under a service condition and, for grants to key management personnel, market and non-market conditions. Non-market performance conditions are not taken into account in the grant date fair value measurements of services received.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Employee expenses				
Share options granted in 2005 – equity settled	–	–	–	–
Share options granted in 2006 – equity settled	**988**	–	**988**	–
Total expense recognised as employee costs	**988**	–	**988**	–

23. Current tax liabilities

The current tax liability for the consolidated entity of $7.8 million (2005: $17.1 million) and for the Company of $2.4 million (2005: $10.7 million) represent the amount of income taxes payable in respect of current and prior financial periods. In accordance with the tax consolidation legislation, the Company as the head entity of the Australian tax-consolidated group has assumed the current tax liability initially recognised by the members in the tax-consolidated group.

24. Provisions

	Workers compensation $'000	Acquisitions $'000	Product development $'000	Operational restructuring $'000	Corporate restructuring $'000	Total $'000
Consolidated						
Balance at 1 July 2005	**726**	**37,126**	**27,137**	**971**	**–**	**65,960**
Provisions made during the year	**340**	**1,221**	**–**	**4,343**	**19,042**	**24,946**
Acquisitions through business combinations	**–**	**442**	**–**	**–**	**–**	**442**
Transferred from creditors	**–**	**195**	**–**	**–**	**–**	**195**
Provisions utilised during the year	**(289)**	**(16,524)**	**–**	**–**	**(10,771)**	**(27,584)**
Provisions released to the income statement	**–**	**(793)**	**(27,897)**	**–**	**–**	**(28,690)**
Effect of movement in foreign exchange rate	**–**	**1,931**	**760**	**(13)**	**–**	**2,678**
Balance at 30 June 2006	**777**	**23,598**	**–**	**5,301**	**8,271**	**37,947**
Current						
Balance at 30 June 2006	**777**	**8,090**	**–**	**5,301**	**5,771**	**19,939**
Balance at 30 June 2005	726	16,865	12,033	971	–	30,595
Non-current						
Balance at 30 June 2006	**–**	**15,508**	**–**	**–**	**2,500**	**18,008**
Balance at 30 June 2005	–	20,261	15,104	–	–	35,365
The Company						
Balance at 1 July 2005	**726**	**333**	**–**	**476**	**–**	**1,535**
Provisions made during the year	**340**	**–**	**–**	**3,935**	**19,042**	**23,317**
Provisions utilised during the year	**(289)**	**(11)**	**–**	**–**	**(10,771)**	**(11,071)**
Provisions released to the income statement	**–**	**–**	**–**	**–**	**–**	**–**
Effect of movement in foreign exchange rate	**–**	**–**	**–**	**–**	**–**	**–**
Balance at 30 June 2006	**777**	**322**	**–**	**4,411**	**8,271**	**13,781**
Current						
Balance at 30 June 2006	**777**	**322**	**–**	**4,411**	**5,771**	**11,281**
Balance at 30 June 2005	726	333	–	476	–	1,535
Non-current						
Balance at 30 June 2006	**–**	**–**	**–**	**–**	**2,500**	**2,500**
Balance at 30 June 2005	–	–	–	–	–	–

Workers compensation

Under legislation in Australia the consolidated entity must have insurance cover in place over workplace injuries or illness. Prior to the demerger the consolidated entity provided for self-insured workers' compensation under the licensing conditions and regulations of the State of Victoria, Australia. The provisions were based on independent actuarial assessments of claims liabilities including incurred but not reported (IBNR) factors. Subsequent to the demerger the consolidated entity's ongoing workers compensation liability is provided by external insurers. The consolidated entity expects to utilise the provision within the next twelve months.

Acquisitions

Provisions are raised for business combinations and acquisitions for contractual arrangements and deferred consideration contribution payments where these liabilities can be measured reliably and where the payment of the consideration is probable. No provisions were raised relating to business combinations made during the period (2005: $20.5 million). Provisions totalling $1.2 million (2005: $8.8 million) relating to acquisition of business operations were raised during the period. See note 33 for details of business combinations and acquired business operations.

The non-current acquisition provision represents deferred consideration payments that are due greater than twelve months from reporting date relating to those acquisitions that were made during the 2005 financial year.

24. Provisions (continued)

Product development
In February 2005 the consolidated entity signed an agreement with Pliva to develop and bring to the market bio-similar drug erythropoietin ('EPO') and granulocyte colony stimulating factor ('G-CSF'). A provision of $27.1 million was recognised in relation to the milestone payments for the product development. During the current financial year Mayne Pharma and Pliva agreed to cease the joint collaboration on the product development of EPO (see note 5), as a result the relevant provision has been released to the income statement.

Operational Restructuring
A provision for restructuring is recognised when a detailed plan has been approved and the restructure has commenced or been publicly announced. During the current financial year a provision of $4.0 million has been recognised in relation to the restructuring of a production line at one of the consolidated entity's manufacturing sites. The provision of $1.0 million at 30 June 2005 related to the anticipated restructuring costs to be incurred by the consolidated entity in relation to the Latin American divestment that occurred during that period.

The consolidated entity expects to utilise the provision in relation to both these restructuring activities within the next twelve months.

Corporate Restructuring
The demerger of Mayne Pharma Limited from Symbion Health Limited (formerly Mayne Group Limited) became effective on 18 November 2005. During the period provisions were raised in relation to particular corporate and operational restructuring that would occur as a result of the demerger. It is anticipated that the corporate and operational restructuring will be completed by June 2007.

No provision has been released or applied for any purpose other than that for which it was established.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
25. Issued capital				
Ordinary shares				
Issued and paid up capital:				
640,655 416 Ordinary shares fully paid (2005: 100 fully paid)	**1,608,760**	–	**1,608,760**	–
Total Issued and Paid Up Capital	**1,608,760**	–	**1,608,760**	–
Movements in ordinary shares on issue				
Opening balance	**–**	–	**–**	–
Ordinary shares issued during the year pursuant to the Demerger Scheme	**1,608,760**	–	**1,608,760**	–
	1,608,760	–	**1,608,760**	–

Terms and condition of ordinary shares
Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of winding up of the Company ordinary shareholders rank after all creditors and are fully entitled to any proceeds of liquidation.

Stock exchange listing
On approval of the demerger (see note 3) Mayne Pharma Limited listed on the Australian Stock Exchange and commenced trading, under the code 'MYP', on 21 November 2005.

Share issues
Ordinary shares of 640,655,316, fully paid at $2.49 per share, were issued during the year ended 30 June 2006 pursuant to the demerger Scheme of Arrangement (see note 3). No ordinary shares were issued during the year ended 30 June 2005.

Share options
The Company has one share based payment option plan under which certain executives and other employees have been granted options (refer note 22).

26. Reserves and retained profits

	Share-based payments $'000	Unrealised gain $'000	Cash flow hedge $'000	Foreign currency translation $'000	Total reserves $'000	Retained earnings $'000
Consolidated						
Balance at 1 July 2005	–	–	–	**(6,451)**	**(6,451)**	**141,469**
Effect of change in accounting policy	–	**(3,112)**	–	–	**(3,112)**	–
Balance at 1 July 2005 restated	–	**(3,112)**	–	**(6,451)**	**(9,563)**	**141,469**
Profit retained for the year	–	–	–	–	–	**(31,335)**
Dividends	–	–	–	–	–	–
Share based payments	**988**	–	–	–	**988**	–
Actuarial gain/(loss)	–	–	–	–	–	**(149)**
Fair value adjustments	–	**(350)**	**92**	–	**(258)**	–
Foreign exchange adjustments on consolidation	–	–	–	**37,672**	**37,672**	–
Transfer to income statement	–	**3,530**	**(92)**	–	**3,438**	–
Balance at 30 June 2006	**988**	**68**	–	**31,221**	**32,277**	**109,985**
Balance at 1 July 2004	–	–	–	–	–	116,081
Profit retained for the year	–	–	–	–	–	25,388
Dividends	–	–	–	–	–	–
Share based payments	–	–	–	–	–	–
Actuarial gain/(loss)	–	–	–	–	–	–
Fair value adjustments	–	–	–	–	–	–
Foreign exchange adjustments on consolidation	–	–	–	(6,381)	(6,381)	–
Transfer to income statement	–	–	–	(70)	(70)	–
Balance at 30 June 2005	–	–	–	(6,451)	(6,451)	141,469
The Company						
Balance at 1 July 2005	–	–	–	**(3,747)**	**(3,747)**	**18,568**
Effect of change in accounting policy	–	–	–	–	–	–
Balance at 1 July 2005 restated	–	–	–	**(3,747)**	**(3,747)**	**18,568**
Profit retained for the year	–	–	–	–	–	**14,867**
Dividends	–	–	–	–	–	–
Share based payments	**988**	–	–	–	**988**	–
Actuarial gain/(loss)	–	–	–	–	–	–
Fair value adjustments	–	–	**92**	–	**92**	–
Foreign exchange adjustments on consolidation	–	–	–	**2,513**	**2,513**	–
Transfer to income statement	–	–	**(92)**	–	**(92)**	–
Balance at 30 June 2006	**988**	–	–	**(1,234)**	**(246)**	**33,435**
Balance at 1 July 2004	–	–	–	–	–	3,325
Profit retained for the year	–	–	–	–	–	15,243
Dividends	–	–	–	–	–	–
Share based payments	–	–	–	–	–	–
Actuarial gain/(loss)	–	–	–	–	–	–
Fair value adjustments	–	–	–	–	–	–
Foreign exchange adjustments on consolidation	–	–	–	(3,747)	(3,747)	–
Transfer to income statement	–	–	–	–	–	–
Balance at 30 June 2005	–	–	–	(3,747)	(3,747)	18,568

26. Reserves and retained profits (continued)

Nature and purpose of reserves

Share-based payment reserve
The share-based payment reserve includes the recognition of the fair value of share options issued but not yet exercised in accordance with AASB 2 'Share-based Payment'.

Unrealised gain reserve
The unrealised gain reserve includes the changes in the fair value of investments that are classified as available-for-sale. Amounts are recognised in the income statement when the available-for-sale financial asset is sold or impaired.

Cash flow hedge reserve
The cash flow hedge reserve is used to record the portion of the gains or losses on a hedging instrument in a cash flow hedge that is determined to be effective. Amounts are recognised in the income statement when the associated hedge transaction affects the profit and loss or where the hedging instrument relates to the acquisition of an asset the amount is recognised in the cost of that asset.

Foreign currency translation reserve
The foreign currency translation reserve records the foreign currency differences arising from the translation of foreign operations on consolidation and the translation of transactions that hedge the consolidated entity's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a foreign operation. The reserve is recognised in the income statement when the net investment is disposed of.

27. Dividends

No dividends were paid or proposed in the current or prior financial years.

After balance sheet date the following dividends were declared by the directors. The dividends have not been recognised as a liability in these financial statements. The declaration and subsequent payment of dividends has no income tax consequences to the Company.

	Cents per share	Total amount	Franked/ unfranked	Date of payment
Dividends on ordinary shares				
Final ordinary dividend for 2006	1.5 c	$9,609,831	Franked	5 October 2006

The financial effect of this dividend has not been brought to account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent Financial reports.

	THE COMPANY	
	2006 $'000	**2005 $'000**
Dividend franking account		
30 per cent franking credits available to shareholders of Mayne Pharma Limited for subsequent financial years	**4,720**	–

The above amounts are based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of the current tax liabilities;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the year end;
(c) franking credits that will arise from the receipt of dividends recognised as receivables by the tax consolidated group at the year end; and
(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends. The impact on the dividend franking account of dividends proposed after the balance sheet date but not recognised as a liability is to reduce it by $4.1 million (2005: nil).

28. Financial instruments

Financial Risk Management Objectives and Policies

The consolidated entity's financial instruments, other than derivatives, comprise bank overdrafts, short term borrowings, loans, current and non-current investments, cash, short term deposits and standby letters of credit. The main purpose of these financial instruments is to manage the consolidated entity's funding and liquidity requirements. The consolidated entity has other financial instruments such as trade receivables and trade payables, which arise directly from operations.

Exposure to credit risk, interest rate and currency risks arises in the normal course of the consolidated entity's business and represents the principal financial risk to which the consolidated entity is exposed. The consolidated entity uses derivative financial instruments to hedge exposure to fluctuations in foreign exchange rates and interest rates in accordance with the Board approved policies set out below. It is, and has been throughout the period under review, the consolidated entity's policy that no trading in financial instruments shall be undertaken.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument may be found in note 1.

Credit risk

The consolidated entity is exposed to customers ranging from government backed agencies such as hospitals and large private wholesalers to individual clinics and pharmacies. Concentrations of credit risk are minimised by undertaking transactions with a large number of customers and counterparties in various countries. The consolidated entity has a credit policy in place and receivable balances are monitored on an ongoing basis with the result that the consolidated entity's exposure to bad debts is not significant. Trade receivable exposures are managed locally in the operating regions where they arise.

Investments are allowed only in liquid securities and only with counterparties that have a credit rating equal to or better than the consolidated entity. The consolidated entity principally deals with major banks and their controlled entities in relation to transactions involving derivative financial instruments and as a result the consolidated entity does not expect any counterparties to fail to meet their obligations given their high credit ratings.

For the years ended 30 June 2006 and 30 June 2005 there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet.

Liquidity risk

The consolidated entity's objective is to maintain a balance between continuity of funding and flexibility through the use of bank overdrafts, short term loans and bank loans.

Interest rate risk

The consolidated entity may enter into interest rate swaps and interest rate options to lower funding costs or to alter interest rate exposures arising from mismatches between assets and liabilities. An interest rate swap is an agreement to swap interest payment streams based on a notional principal amount. Interest rate swaps allow the consolidated entity to raise borrowings at fixed or floating rates and swap them into appropriate exposures. Interest rate options are purchased to reduce the impact of changes in interest rates on floating rate long term debt. An interest rate option gives the purchaser the right, but not the obligation, to pay or receive interest flows for a specified period of time, at a specified rate, at a specified date in the future.

There were no outstanding interest rate swap or option contracts at 30 June 2006 or at 30 June 2005.

Foreign Exchange Risk

The consolidated entity is exposed to foreign currency risk on sales and purchases that are denominated in a currency other than Australian dollars. The currencies giving rise to this risk are primarily Sterling, Euro, US dollars and Canadian dollars. The largest transactional exposure is on Euro to Australian dollar conversion, on Euro sales and Australian dollar manufacturing.

Currency exposure is managed centrally and where deemed necessary the consolidated entity uses forward exchange contracts to hedge its foreign currency risk on committed transactions. All forward exchange contracts have maturities of less than one year after the balance sheet date however the contracts may be rolled over at maturity if required.

It is the consolidated entity's policy to neither engage in any speculative transactions nor to hedge currency translation exposures arising from the consolidation of non-Australian dollar subsidiaries.

The consolidated entity classifies its forward exchange contracts, which are hedging committed transactions, as cash flow hedges and measures them at fair value. The consolidated entity did not have any forward exchange contracts at 30 June 2006 or 30 June 2005.

28. Financial instruments (continued)

Fair values

Set out below is a comparison of carrying amounts and fair values of all of the consolidated entity's financial instruments recognised in the financial statements. The fair values of financial assets and liabilities are determined by the consolidated entity on the following basis:

Equity securities

The fair value of equity securities is based on quoted market prices at the balance sheet date without any deduction for transaction cost. For unlisted investments, carrying values approximate fair value.

Interest-bearing loans and borrowings

Fair value is calculated based on discounted expected future principal and interest cash flows.

Finance lease liabilities

The fair value is estimated as the present value of future cash flows, discounted at market interest rates for homogeneous lease agreements. The estimated fair value reflects changes in interest rates.

Trade and other receivables/payables

For receivables/payables with a remaining life of less than one year, the notional amount is deemed to reflect fair value. All other receivables/payables are discounted to determine the fair value.

		2006		2005	
	Note	Carrying amount $'000	Fair value $'000	Carrying amount $'000	Fair value $'000
Consolidated					
Cash and cash equivalents	12	**115,619**	**115,619**	54,436	54,436
Trade and other receivables	13	**204,918**	**204,918**	172,356	172,356
Prepayments	13	**11,501**	**11,501**	10,818	10,818
Related party receivables	13	**–**	**–**	159,054	159,054
Other receivables	13	**2,830**	**2,830**	2,460	2,460
Equity securities available-for-sale	15	**905**	**905**	4,273	1,206
Secured bank loans	21	**–**	**–**	(1,029)	(1,029)
Unsecured bank loans	21	**(2,398)**	**(2,392)**	(3,239)	(3,308)
Other unsecured loans	21	**(13,587)**	**(13,198)**	(14,776)	(15,042)
Finance lease liabilities	21	**(105)**	**(105)**	–	–
Related party indebtedness	21	**–**	**–**	(1,570,893)	(1,570,893)
Other payables	20	**(44)**	**(44)**	(146)	(146)
Trade and other payables	20	**(138,565)**	**(138,565)**	(108,522)	(108,522)
		181,074	**181,469**	(1,295,208)	(1,298,610)
Unrecognised gains/(losses)			**(395)**		3,402
The Company					
Cash and cash equivalents	12	**48,349**	**48,349**	–	–
Trade and other receivables	13	**40,549**	**40,549**	37,816	37,816
Related party receivables	13	**–**	**–**	124,259	124,259
Trade receivables due from controlled entities	13	**81,143**	**81,143**	145,275	145,275
Loans to controlled entities	13	**441,247**	**441,247**	170,929	170,929
Prepayments	13	**3,539**	**3,539**	783	783
Other receivables	13	**1,590**	**1,590**	3	3
Related party indebtedness	21	**–**	**–**	(988,105)	(988,105)
Loans from controlled entities	21	**(142,502)**	**(142,502)**	(160,195)	(160,195)
Trade and other payables	20	**(79,902)**	**(79,902)**	(77,476)	(77,476)
Bank overdraft	21	**(4,458)**	**(4,458)**	(7,102)	(7,102)
		389,555	**389,555**	(753,813)	(753,813)
Unrecognised gains/(losses)			**–**		–

Interest rate risk

The financial assets and liabilities of the consolidated entity and the Company at 30 June 2006, along with the effective interest rates on interest bearing assets and liabilities, and their maturity profile, are set out below:

	Note	Effective interest rate	Total $'000	Less than 1 year $'000	1-2 years $'000	2-5 years $'000	More than five years $'000
Consolidated							
30 June 2006							
Cash and cash equivalents	12	**2.10%**	**115,619**	**115,619**	**–**	**–**	**–**
Unsecured bank loans	21	**3.75%**	**(2,398)**	**(799)**	**(799)**	**(800)**	**–**
Unsecured loan facility	21	**1.00%**	**(13,587)**	**(3,286)**	**(3,286)**	**(7,015)**	**–**
Finance lease liabilities	21	**6.49%**	**(105)**	**(105)**	**–**	**–**	**–**
			99,529	**111,429**	**(4,085)**	**(7,815)**	**–**
30 June 2005							
Cash and cash equivalents	12	–	54,436	54,436	–	–	–
Related party receivables	13	5.67%	159,054	159,054	–	–	–
Related party indebtedness	21	3.99%	(1,570,893)	(1,570,893)	–	–	–
Secured bank loans	21	4.80%	(1,029)	(1,029)	–	–	–
Unsecured bank loans	21	3.75%	(3,239)	(799)	(799)	(1,641)	–
Unsecured loan facility	21	1.00%	(14,776)	(3,286)	(3,286)	(8,204)	–
			(1,376,447)	(1,362,517)	(4,085)	(9,845)	–
The Company							
30 June 2006							
Cash and cash equivalents	12	**4.21%**	**48,349**	**48,349**	**–**	**–**	**–**
Loans to controlled entities	13	**5.32%**	**441,247**	**441,247**	**–**	**–**	**–**
Bank overdrafts[1]	21	**–**	**(4,458)**	**(4,458)**	**–**	**–**	**–**
Loans from controlled entities	21	**5.28%**	**(142,502)**	**(142,502)**	**–**	**–**	**–**
			342,636	**342,636**	**–**	**–**	**–**
30 June 2005							
Cash and cash equivalents	12	–	–	–	–	–	–
Related party receivables	13	5.67%	124,259	124,259	–	–	–
Loans to controlled entities	13	3.70%	170,929	170,929	–	–	–
Bank overdrafts[2]	21	–	(7,102)	(7,102)	–	–	–
Related party indebtedness	21	3.99%	(988,105)	(988,105)	–	–	–
Loans from controlled entities	21	4.73%	(160,195)	(160,195)	–	–	–
			(860,214)	(860,214)	–	–	–

[1] The Company and the consolidated entity operate an overdraft facility that permits a right of set off of certain cash balances (see note 21).

[2] Prior to the date of demerger, bank overdraft facilities were arranged by the ultimate parent company, Mayne Group Limited.

(a) Cash and cash equivalents include cash at bank, bank deposits held in the short term money market and investments in commercial paper. Bank deposits are interest bearing at floating rates between 2.75% and 5.75%. All commercial paper matures within 25 days. The carrying amount of bank deposits and commercial paper approximates net fair value due to their short term to maturity.

(b) Interest-bearing liabilities as at 30 June 2006 were $16.1 million (the Company: nil) with an effective interest rate of 1.4% (the Company: nil).

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000

29. Operating leases

Non-cancellable operating lease rentals are payable as follows:

	2006	2005	**2006**	2005
Property				
Less than one year	**5,519**	2,821	**749**	–
Between one and five years	**17,167**	9,323	**3,067**	–
More than five years	**14,502**	9,397	**389**	–
	37,188	21,541	**4,205**	–
Plant and equipment				
Less than one year	**1,143**	667	–	–
Between one and five years	**1,612**	532	–	–
More than five years	–	–	–	–
	2,755	1,199	–	–

The consolidated entity leases a number of premises under operating leases. The leases typically run for a period of eight years, and in the majority of cases there is an option to renew the lease after that date. Lease payments are increased every five years to reflect market rentals. None of the leases includes contingent rentals.

During the financial year ended 30 June 2006 $7.3 million was recognised as an expense in the income statement in respect of operating leases (2005: $6.4 million).

30. Capital and other commitments

At 30 June 2006 the consolidated entity has commitments of $6.0 million (2005: $23.5 million) relating to the upgrade and expansion of manufacturing sites in America and Australia as well as committed expenditure in relation to the finalisation of the fitout of Company's new head office in London.

The product in-licencing and development commitment of $15.5 million (2005: $6.4 million) represents certain contractual product purchase and licence agreements with third parties where there are deferred consideration obligations. The amounts of the deferred consideration obligations are variable and the resulting payment is dependent on particular 'milestone' achievements.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Capital expenditure commitments				
Premises and improvements				
Due within one year	**3,913**	19,657	**304**	10,100
Between one and five years	–	–	–	–
More than five years	–	–	–	–
	3,913	19,657	**304**	10,100
Plant and equipment				
Due within one year	**2,120**	3,840	**100**	2,526
Between one and five years	–	–	–	–
More than five years	–	–	–	–
	2,120	3,840	**100**	2,526
Product in-licencing and development				
Due within one year	**4,598**	3,902	**937**	796
Between one and five years	**10,918**	2,535	**3,616**	941
More than five years	–	–	–	–
	15,516	6,437	**4,553**	1,737

31. Contingent liabilities

Legal proceedings

Mayne Pharma is involved in various legal proceedings considered typical to its business, including litigation relating to employment, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations, management do not expect them to have a materially adverse effect on the consolidated entities financial position or profitability.

The information usually required by AASB 137 'Provisions, Contingent Liabilities and Contingent Assets' has not been disclosed on the grounds that it can be expected to seriously prejudice the outcome of this litigation.

Contractual Commitments

Mayne Pharma enters into consulting agreements with professional advisers from time to time as part of the normal operations of the business. In some instances these agreements may have contingent fees associated with the agreements. Given confidentiality restrictions in those agreements, the contingent fees have not been disclosed.

Guarantees

The consolidated entity has supplied a letter of credit to the financial intermediary of the joint venture entity, Zydus Mayne Oncology Pvt. Ltd, for $1.5 million (2005: nil).

	THE COMPANY	
	2006 $'000	2005 $'000
The Company has provided certain guarantees in respect of its controlled entities, associates and joint venture entities as follows:		
Bank facilities of certain controlled entities have been guaranteed by the Company	**11,253**	8,193
Operating lease facilities of certain controlled entities (annual lease cost)	**1,531**	–
A letter of credit has been supplied to the financial intermediary of the joint venture entity	**1,464**	–

32. Consolidated entities

	Country of incorporation	Ownership interest 2006	Ownership interest 2005	Principal activity
Parent Entity				
Mayne Pharma Ltd (formerly Mayne Pharma Pty Ltd)*	Australia			Treasury, research and development, manufacturing, marketing, selling and distribution
Controlled Entities				
Mayne Pharma International Pty Ltd (formerly F H Faulding & Co Ltd)*	Australia	100%	–	Research and development, manufacturing, marketing, selling and distribution
– Mayne Pharma Properties (Vic) Pty Ltd (formerly F H Faulding Properties (Vic) Pty Ltd)*	Australia	100%	–	Property holdings
– Mayne Pharma Properties (SA) Pty Ltd (formerly F H Faulding Properties (SA) Pty Ltd)*	Australia	100%	–	Property holdings
– DSU Pty Ltd*	Australia	100%	–	Dormant
– ACN 007 414 322 Pty Ltd*	Australia	100%	–	Dormant
DBL Australia Pty Ltd*	Australia	100%	100%	Dormant
Mayne Pharma Services Pty Ltd*	Australia	100%	–	Services company
Mayne Pharma Employee Share Acquisition Plan Pty Ltd*	Australia	100%	–	Employee Share Plan
Mayne Pharma (India) Pty Ltd*	Australia	100%	100%	Indian liaison office
Mayne Pharma IP Holdings (Euro) Pty Ltd*	Australia	100%	100%	Research and development
Providex Therapeutics Pty Ltd*	Australia	100%	–	Dormant
Mayne Pharma (Malaysia) Sdn Bhd	Malaysia	100%	100%	Marketing, selling and distribution
Mayne Pharma (Hong Kong) Ltd	Hong Kong	100%	100%	Marketing, selling and distribution
Mayne Pharma (SEA) Pte Ltd	Singapore	100%	100%	Marketing, selling and distribution
Mayne Pharma (NZ) Ltd	New Zealand	100%	100%	Marketing, selling and distribution
Mayne Pharma (Canada) Inc	Canada	100%	100%	Marketing, selling and distribution
Mayne Pharma (Mexico) SA	Mexico	100%	100%	Marketing, selling and distribution
Mayne Pharma (Philippines), Inc	Philippines	100%	100%	Marketing, selling and distribution
Mayne Pharma (USA) Inc	United States	100%	100%	Research and development, manufacturing, marketing, selling and distribution
– Faulding Medical Device Co	United States	100%	100%	Dormant
– Mayne Pharma (PR) Inc	United States	100%	100%	Manufacturing, selling and distribution
Mayne Pharma Euro Finance Co Ltd	United Kingdom	100%	100%	Treasury
Mayne Pharma Plc	United Kingdom	100%	100%	Marketing, selling and distribution and EMEA regional head office
– Intra-Tech Healthcare Limited	United Kingdom	100%	100%	Manufacturing, selling and distribution
– Mayne Pharma (Deutschland Holdings) GmbH	Germany	100%	100%	Holding Company
– Mayne Pharma (Deutschland) GmbH	Germany	100%	100%	Marketing, selling and distribution
– Wasserburger Arzneimittelwerk GmbH	Germany	100%	100%	Manufacturing and selling
– Onkoworks GmbH	Germany	100%	100%	Marketing, selling and distribution
– Mayne Pharma (Portugal) Lda	Portugal	100%	100%	Marketing, selling and distribution
– S.A. Mayne Pharma (Benelux) N.V.	Belgium	100%	100%	Marketing, selling and distribution
– Faulding Pharmaceuticals SA	France	100%	100%	Marketing, selling and distribution
– Mayne Pharma (Italia) Srl	Italy	100%	100%	Marketing, selling and distribution
– Mayne Pharma Srl	Italy	100%	–	Marketing, selling and distribution
– PHT Pharma Srl	Italy	100%	100%	Marketing, selling and distribution
– Mayne Pharma (Espana) S.L.	Spain	100%	100%	Marketing, selling and distribution
– Mayne Pharma (Finland) Oy	Finland	100%	–	Marketing, selling and distribution
– Mayne Pharma (Ireland) Limited	Ireland	100%	100%	Marketing, selling and distribution
– Central Laboratories (IRE) Ltd	Ireland	100%	100%	Dormant
– Mayne Pharma (Schweiz) GmbH	Switzerland	100%	100%	Marketing, selling and distribution
– Mayne Pharma (Nordic) AB	Sweden	100%	100%	Marketing, selling and distribution

* These entities form part of the Australian tax consolidation group

The companies listed above are those whose results or financial position principally affected the figures shown in this Financial report. The accounting year ends of all subsidiaries is 30 June. The country of registration and the principal activity of company detailed above is also provided.

In the financial statements of the Company, investments in controlled entities, associates and joint venture entities are measured at cost. Refer note 16 for associates and joint venture activities.

33. Acquisition of controlled entities and businesses

Acquisition of controlled entities

	Date of acquisition	Proportion of shares acquired
30 June 2006		
FH Faulding & Co Limited and subsidiaries	18 November 2005	100%
30 June 2005		
Intra-Tech Healthcare Limited	2 June 2005	100%
Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH	20 June 2005	100%
PHT Pharma Srl	24 June 2005	100%

30 June 2006

FH Faulding & Co Limited
On 17 June 2005 Mayne Group Limited, the former parent entity of the consolidated entity, announced its intention to demerge its global, injectable generic and speciality pharmaceuticals business to create an independent publicly traded company. That company is Mayne Pharma Limited ('Mayne Pharma'), formerly known as Mayne Pharma Pty Limited. On 16 November 2005 the shareholders of Mayne Group Limited approved the demerger (see note 3).

The approval of the demerger triggered a number of transactions that occurred to fulfil the requirements of the Implementation Deed, the Demerger Deed, the Internal Restructure Agreements and certain other agreements for the purposes of effecting an internal restructure of Mayne Group Limited prior to separation of the pharmaceutical business.

As a result of the internal restructuring transactions of Mayne Group Limited on 18 November 2005 Mayne Pharma acquired, from Mayne Group Limited, 100% of the shares of FH Faulding & Co Limited, representing the pharmaceutical manufacturing business located in Salisbury Australia, for consideration of $73.3 million. The provisional fair value of the acquired assets and liabilities is set out below.

In the seven and a half months to 30 June 2006 the operations of FH Faulding & Co Limited contributed net profit after tax of $6.9 million to the consolidated net profit for the period. If the restructuring had occurred on 1 July 2005 the estimated impact for the twelve months to 30 June 2006 would have been to increase revenue by an additional $13.9 million and increase profit by an additional $6.2 million.

In addition, the internal restructuring transactions that took place as a result of the demerger resulted in other assets totalling $2.4 million being transferred from Mayne Group Limited to Mayne Pharma Limited.

30 June 2005

Intra-Tech Healthcare Limited
On 2 June 2005 the consolidated entity formalised the acquisition of Intra-Tech Healthcare Limited a company specialising in the manufacture and distribution of aseptically prepared pre-filled syringes and infusion bags based in London, United Kingdom, for a total consideration of $47.7 million. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations of Intra-Tech Healthcare Limited in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the twelve months to 30 June 2005 would have been to increase revenue by an additional $25.2 million and increase profit by an additional $1.7 million.

Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH
On 20 June 2005 the consolidated entity acquired all of the shares of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH ('Onkoworks'), for a total consideration of $26.8 million. Onkoworks is a pharmaceutical company that focuses on the sale of generic and oncology products to specialist doctors operating in private practices across Germany. The provisional fair values of the acquired assets and liabilities is set out below.

From the date of acquisition the operations of Onkoworks contributed net profit after tax of $0.3 million to the net profit of the consolidated entity for the financial year ended 30 June 2005. If the operations of Onkoworks had been acquired by the consolidated entity at the beginning of the 2005 financial reporting year the estimated impact on revenue for the twelve months to 30 June 2005 would have been to increase revenue by an additional $6.1 million and reduce profit by $0.8 million.

33. Acquisition of controlled entities and businesses (continued)

Acquisition of controlled entities (continued)

PHT Pharma
The consolidated entity formalised the acquisition of PHT Pharma Srl on 24 June 2005 for a total consideration of $25.9 million and by doing so increased its presence in the Italian hospital market. PHT Pharma Srl ('PHT') is a Milan based marketing and sales organisation whose product range is focused on cardiovascular, anaesthesiology and pain management. The provisional fair value of the acquired assets and liabilities is set out below.

The consolidated entity obtained effective control over the operations PHT in January 2005 and its results have therefore been included in these consolidated financial statements from that date resulting in a contribution of $0.4 million to net profit for the financial year ended 30 June 2005. If the consolidated entity had acquired the operations at the beginning of the 2005 financial reporting year the estimated impact on the consolidated entity for the twelve months to 30 June 2005 would have been to increase revenue by an additional $5.5 million and increase profit by an additional $0.3 million.

Acquisition of businesses

30 June 2006

Biologici Italia Laboratories
On 1 July 2005 the consolidated entity entered into an agreement to acquire the hospital sales and distribution capability of Biologici Italia Laboratories, a pharmaceutical company based in Milan, Italy. The acquisition was completed on 2 August 2005 with the consolidated entity acquiring the business and assets for a total consideration of $16.3 million.

30 June 2005

Laboratorios Farmaceuticos ROVI SA
On 15 December 2004 the consolidated entity acquired the specialised hospital generic pharmaceutical distribution business of Laboratorios Farmaceuticos ROVI SA ('ROVI') for total consideration of $30.3 million securing the consolidated entity a direct sales and marketing presence in Spain. The purchase included the acquisition of distribution rights for an existing generic hospital product portfolio and pipeline of injectable products including a sales and marketing team.

Effect of acquisitions

The acquisitions had the following effect on the consolidated entity's assets and liabilities.

30 June 2006

	Biologici Italia Laboratories $'000	FH Faulding & Co Limited $'000	Mayne Pharma recognised values $'000	Fair value adjustments* $'000	Acquiree carrying amounts $'000
Property, plant and equipment	5	47,954	**47,959**	**(3,866)**	**44,093**
Intangible assets	421	47,954	**48,375**	**(47,410)**	**965**
Inventories	962	5,015	**5,977**	**-**	**5,977**
Trade and other receivables	13	22,417	**22,430**	**-**	**22,430**
Cash and cash equivalents	-	(615)	**(615)**	**-**	**(615)**
Interest-bearing loans and deposits	-	(50,458)	**(50,458)**	**-**	**(50,458)**
Trade and other payables	(248)	(25,902)	**(26,150)**	**15,195**	**(10,955)**
Net identifiable assets and liabilities	1,153	46,365	**47,518**	**(36,081)**	**11,437**
Goodwill on acquisition	15,195	26,955	**42,150**		
Consideration paid	16,348	73,320	**89,668**		
Satisfied in:					
– cash	16,005	–	**16,005**		
– deferred consideration	343	–	**343**		
– creation of interest-bearing borrowing	–	73,320	**73,320**		
Cash/(overdraft) acquired	–	(615)	**(615)**		
Net cash outflow	16,005	615	**16,620**		

* All of the above fair value adjustments were made in relation to the acquisition of FH Faulding & Co Limited

Goodwill has arisen on acquisition of FH Faulding & Co Limited and the business of Biologici Italia Laboratories because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

30 June 2005

	Intra-Tech Healthcare Limited $'000	Onkoworks GmbH $'000	PHT Pharma Srl $'000	Laboratorios Farmaceuticos ROVI SA $'000	Mayne Pharma recognised values $'000	Fair value adjustments $'000	Acquiree carrying amounts $'000
Property, plant and equipment	1,402	101	43	–	**1,546**	**-**	**1,546**
Intangible assets	–	2,155	126	–	**2,281**	**-**	**2,281**
Inventories	1,251	1,658	2,594	–	**5,503**	**-**	**5,503**
Trade and other receivables	4,299	5,487	10,429	5,998	**26,213**	**-**	**26,213**
Cash and cash equivalents	2,143	1,472	528	–	**4,143**	**-**	**4,143**
Interest-bearing loans and deposits	(54)	–	(1,099)	-	**(1,153)**	**-**	**(1,153)**
Trade and other payables	(3,727)	(3,089)	(8,648)	–	**(15,464)**	**-**	**(15,464)**
Net identifiable assets and liabilities	5,314	7,784	3,973	5,998	**23,069**	**-**	**23,069**
Goodwill on acquisition	42,389	18,992	21,917	24,350	**107,648**		
Consideration paid	47,703	26,776	25,890	30,348	**130,717**		
Satisfied in:							
– cash	44,642	16,408	13,142	30,348	**104,540**		
– deferred consideration	3,061	10,368	12,748	–	**26,177**		
Cash/(overdraft) acquired	2,143	1,472	528	–	**4,143**		
Net cash outflow	42,499	14,936	12,614	30,348	**100,397**		

Goodwill has arisen on the above acquisitions because of existing customer relationships and the inherent knowledge of employees that did not meet the criteria for recognition as an intangible asset at the date of acquisition.

33. Acquisition of controlled entities and businesses (continued)

Effect of acquisitions (continued)
At 30 June 2005 the above acquisitions were accounted for on a provisional basis. During the current financial year the fair value of the assets and liabilities acquired under each of the business combinations detailed above were finalised. As a result during the financial year ended 30 June 2006 the acquisition accounting of these business combinations was adjusted to accurately reflect the fair value of the assets and liabilities acquired resulting in an increase to goodwill of $1.8 million.

	CONSOLIDATED		THE COMPANY	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
34. Reconciliation of cash flows from operating activities				
Cash flows from operating activities				
Profit for the period after tax	**(31,335)**	25,388	**14,867**	15,243
Add/(less) adjustments of non-cash items:				
Depreciation	**19,650**	16,423	**9,489**	7,209
Amortisation	**29,946**	25,340	**3,557**	2,363
Impairment losses	**103,634**	952	**9,314**	–
Debt forgiveness	**–**	1,990	**–**	(5,722)
Net unrealised foreign exchange (gains)/losses	**(1,961)**	872	**(8,918)**	8,676
Share options expensed	**988**	–	**988**	–
Loss on sale of property, plant and equipment	**4,119**	884	**588**	943
Unsettled charges and commissions with controlled entities	**–**	–	**(51,727)**	(20,360)
Demerger related items	**2,758**	–	**2,758**	–
Other	**–**	–	**–**	–
Operating profit before changes in working capital and provisions	**127,799**	71,849	**(19,084)**	8,352
Changes in assets and liabilities net of effects from acquisitions/disposals of businesses and controlled entities:				
(Increase)/decrease in trade and other receivables	**(9,289)**	(3,573)	**(8,427)**	10,057
(Increase)/decrease in deferred tax receivables	**11,430**	(756)	**1,611**	(1,611)
(Increase)/decrease in prepayments	**(781)**	140	**(2,756)**	1,281
(Increase)/decrease in inventories	**(8,927)**	(272)	**11,644**	12,601
(Decrease)/increase in trade and other payables	**25,190**	2,858	**3,501**	14,185
(Decrease)/increase in current tax liabilities	**(2,952)**	18,645	**7,504**	8,799
(Decrease)/increase in deferred tax	**1,770**	(7,426)	**6,325**	(4,256)
(Decrease)/increase in employee benefits	**8,298**	7,087	**2,217**	7,779
(Decrease)/increase in provisions	**15,358**	(1,989)	**19,867**	(4,033)
	40,097	14,714	**41,486**	44,802
Net cash from operating activities	**167,896**	86,563	**22,402**	53,154
Reconciliation of cash and cash equivalents:				
Cash and cash equivalents	**115,619**	54,436	**48,349**	–
Bank overdraft	**–**	–	**(4,458)**	(7,102)
Cash and cash equivalents in the statement of cash flows	**115,619**	54,436	**43,891**	(7,102)

35. Key management personnel disclosures

AASB 124 'Related Party Disclosures' defines key management personnel as including all non-executive directors, executive directors and other persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity. The names of the key management personnel are listed below, these individuals were considered key management personnel for the entire period unless otherwise stated. The dates an individual is classified as a key management personnel may differ from their dates of employment with the consolidated entity.

Current non-executive directors
Peter John Willcox (Chairperson)
Nora Lia Scheinkestel
John Martin Sime
Rowan McRae Russell

Former non-executive directors
Ian Blackburne (resigned 18 November 2005)
James William Hall (resigned 18 November 2005)
Sarah Carolyn Hailes Kay (resigned 18 November 2005)
Eric Paul McClintock (resigned 18 November 2005)
Peter Charles Barnett (retired 22 February 2005)
Peter Edward Mason (retired 22 February 2005)
David William Knott (retired 31 March 2005)
Professor Judith Sloan (retired 9 November 2004)

Current executive directors
Thierry Jean Alphonse Soursac (Chief Executive Officer and Group Managing Director, appointed 19 November 2005)
Paul Andrew Binfield (Executive Vice President, Chief Financial Officer)

Former executive directors
Stuart Bruce James (Group Managing Director and Chief Executive Officer, resigned 18 November 2005)
Peter Lindsay Jenkins (Chief Development Officer, resigned 31 March 2006)
Michael John Kotsanis (Senior Vice President Commercial Operations Asia Pacific, resigned as director 4 October 2005)

Current executives
Bill Joe Simmons (Chief Operating Officer, appointed 14 July 2006, Acting Chief Operating Officer, 18 November 2005 to 14 July 2006)
Hugh Nigel Burrill (Executive Vice President, Research and Development, from 18 November 2005)
John Marshall Johnson (Senior Vice President, Global Quality)
Michael Rutkowski (President Global Manufacturing and Supply)
Jeffrey Wayne Pearce (Executive Vice President, Human Resources and Internal Communications, ceased employment on 15 September 2006)
Dimitrios Constantinos Kiriacoulacos (Acting General Counsel and Company Secretary, 19 November 2005 to 31 July 2006)
Ron Squarer (Senior Vice President, Global Business Development, appointed 23 May 2006)

Former executives
Scott Richards (President Commercial Operations, resigned 31 March 2006)
Stuart John Hinchen (President Americas to 1 July 2005, Chief Financial Officer 1 July 2005 to 18 November 2005)

Key management personnel compensation
The key management personnel compensation are as follows:

	CONSOLIDATED[1]		THE COMPANY[1]	
	2006 $'000	2005 $'000	**2006 $'000**	2005 $'000
Short-term employee benefits	**13,825**	10,441	**13,825**	10,441
Long term benefits	–	–	–	–
Post-employment benefits	**804**	446	**804**	446
Other compensation	**2,305**	745	**2,305**	745
Termination benefits	**6,190**	808	**6,190**	808
Share-based payments	**1,602**	712	**1,602**	712
	24,726	13,152	**24,726**	13,152

[1] This table represents full disclosure of compensation to key management personnel paid by Symbion Health Limited (formerly Mayne Group Limited) and Mayne Pharma Limited. Accordingly these figures will differ to compensation disclosed in note 6 and 22.

Individual directors and executive compensation disclosures
Information regarding individual directors and executives compensation and some equity instruments disclosures as permitted by the Corporations Regulations 2M.3.03 and 2M.6.04 is provided in the Remuneration report section of the Directors report.

Apart from the details disclosed in this note, no director has entered into a material contract with the consolidated entity or the Company since the end of the previous financial year and there were no material contracts involving directors' interest at year end.

35. Key management personnel disclosures (continued)

Loans to key management personnel and their related parties
During the financial year no loans were made available to key management personnel or their related parties (2005: nil).

Other key management personnel transactions
From time to time, Directors and group executives (and their personally related parties) enter into transactions with the Company and its controlled entities. These transactions occur within normal customer or supplier relationships on terms and conditions that are no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arms' length basis.

Subsequent to the demerger from Mayne Group Limited, the consolidated entity engaged the professional legal services of Mallesons Stephen Jaques, a firm of which Mr Rowan McRae Russell is a Partner. The fees paid post demerger were $600,015 and were billed based on normal commercial terms and conditions. Prior to the date of demerger, legal fees for services rendered where charged to the ultimate parent company, Mayne Group Limited, and were not separately allocated to the consolidated entity.

Options and rights and equity instruments
The movement during the reporting period in the number of options over ordinary shares in Mayne Pharma Limited held, directly, indirectly, or beneficially by each key management person, including their related parties is as follows:

	Held at 1 July 2005	Granted as compensation	Exercised	Held at 30 June 2006	Vested during the year	Vested and exercisable at 30 June 2006
Directors						
Thierry Jean Alphonse Soursac	–	2,700,000	–	**2,700,000**	–	–
Paul Andrew Binfield	–	1,360,000	–	**1,360,000**	–	–
Executives						
Jeffrey Wayne Pearce[1]	–	990,000	–	**990,000**	–	–
Bill Joe Simmons	–	500,000	–	**500,000**	–	–
Hugh Nigel Burrill	–	375,000	–	**375,000**	–	–
Dimitrios Constantinos Kiriacoulacos	–	150,000	–	**150,000**	–	–
Ron Squarer	–	350,000	–	**350,000**	–	–

[1] Jeffrey Pearce (Executive Vice President, Human Resources and Internal Communications) ceased employment with the Company on 15 September 2006. The 990,000 share options granted to Mr Pearce during the period were cancelled on the cessation of his employment and will form part of his termination payment.

Prior to the date of demerger, 18 November 2005 (see note 3), the Company did not offer any options, rights or equity instruments to any individuals. No options held by key management personnel are vested but not exercisable at 30 June 2006. No options were held by key management person related parties.

Movement in shares
The movement during the reporting period in the number of ordinary shares in Mayne Pharma Limited held directly, indirectly or beneficially, by each key management personnel, including their related parties, is as follows:

	Held at 1 July 2005	Share split on demerger[1]	Purchases	Received on exercise of options	Sales	Held at 30 June 2006
Directors						
Peter John Willcox	–	45,227	14,266	–	–	**59,493**
Rowan McRae Russell	–	53,450	7,161	–	–	**60,611**
John Martin Sime	–	2,210	16,465	–	–	**18,675**
Nora Lia Scheinkestel	–	7,590	21,248	–	–	**28,838**
Thierry Jean Alphonse Soursac	–	–	–	–	–	–
Paul Andrew Binfield	–	188,562	–	–	–	**188,562**
Executives						
Jeffrey Wayne Pearce	–	233,878	–	–	–	**233,878**

[1] Prior to the date of demerger, 18 November 2005 (see note 3), no individual held any shares in the Company, 100% of the issued capital of Mayne Pharma Limited was held by Mayne Group. On the date of demerger each individual that held a Mayne Group Share received one share in Mayne Pharma Limited.

Changes in key management personnel in the period after the reporting date and prior to the date when the Financial report is authorised for issue
Subsequent to year end the following changes occurred in the key management personnel of the consolidated entity and Company.

On 31 July 2006 Tamara Joseph commenced employment with the Company as Executive Vice President, General Counsel and Company Secretary replacing Dimitrios Kiriacoulacos who retired from the position of Acting General Counsel and Company Secretary on 31 July 2006.

Jeffrey Pearce (Executive Vice President, Human Resources and Internal Communications) ceased employment with the Company on 15 September 2006. The 990,000 share options granted to Mr Pearce during the period were cancelled on the ceasation of his employment and will form part of his termination payment.

36. Other related party disclosures

Identity of related parties
The Company has a related party relationship with it's subsidiaries (see note 32), associates and joint venture entities (see note 16) and with its key management personnel (see note 35).

Subsidiaries
Loans are provided by the Company to wholly owned subsidiaries. Interest is charged on all loans that are not repayable on demand at rates based on the consolidated entity's planned investment and borrowing rates at the commencement of the financial year. Interest received by the Company from controlled entities and borrowing costs paid by the Company to controlled entities is disclosed in note 8.

Details of investments in associates and controlled entities are disclosed in notes 15 and 16.

Amounts due to and receivable from controlled entities within the wholly owned group are disclosed in notes 13, 20 and 21. These balances comprise:

	2006 $'000	2005 $'000
Trade receivables	**81,143**	142,643
Loans receivable at call	**441,247**	170,929
Accrued interest	-	2,632
	522,390	316,204
Weighted average interest	**5.32%**	3.70%
Trade payables	**28,057**	30,790
Loans payable at call	**142,502**	160,195
Accrued interest	**50**	5,354
	170,609	196,339
Weighted average interest	**5.28%**	4.73%

Associates
During the financial year ended 30 June 2006, associates purchased goods from the consolidated entity in the amount of $3,209,997 (2005: $2,606,154) and at 30 June 2006 associates owed the consolidated entity $1,307,365 (2005: $1,085,453). Transactions with the associate are priced on an arm's length basis.

No dividends were received from associates in the 2006 or 2005 financial year.

Symbion Health Limited ('Symbion')
The consolidated entity had a related party relationship with Symbion (formerly Mayne Group Limited) up until the demerger of Mayne Pharma Limited on 18 November 2005 (see note 3).

Sale of Goods
The consolidated entity supplies products to Symbion's Pharmacy business. For the four and a half months to 18 November 2006 Symbion purchased goods from the consolidated entity to the amount of $17.0 million (2005: $33.1 million).

Shared Services Agreement
On the demerger of Mayne Pharma Limited (see note 3) certain shared facilities and services were provided by Symbion to the consolidated entity under the terms and conditions of the Transition and Shared Services Agreements that were established on demerger. The Shared Services Agreements expired on 28 February 2006. The amounts charged by Symbion to the consolidated entity under the agreements were on a cost recovery basis only.

37. Subsequent events

Acquisition of SuperGen oncology products

On 22 June 2006 the consolidated entity announced that an agreement had been reached with SuperGen, Inc ('SuperGen') to acquire the North American rights to Nipent® (pentostatin for injection) and SurfaceSafe. Nipent® is a treatment approved for patients with hairy cell leukaemia and SurfaceSafe is a two step, towelette system to decontaminate surfaces where chemotherapy is mixed or administered.

The total consideration payable for the purchase of the two oncology products from SuperGen is USD 33.4 million (AUD 45.1 million). Under the terms of the agreement Mayne Pharma will acquire all product rights, patents, registrations, trademarks, inventories and relevant supplier and customer contracts relating to Nipent® in North America and SurfaceSafe.

Subsequent to year end the formalities of the acquisition have been completed and on 22 August 2006 Mayne Pharma paid USD 13.4 million (AUD 18.1 million), of the total USD 33.4 million (AUD 45.1 million) consideration, to SuperGen upon signing the acquisition agreement. The remaining payments under the terms of the acquisition agreement are contingent on key events and product performance.

Continued development agreement with Pliva

On 28 July 2006 the consolidated entity announced that an agreement with Pliva d.d. ('Pliva') has been finalised for the continued development of biosimilar granulocyte-colony stimulating factor ('G-CSF') for the European, South East Asian, Middle Eastern and Asia Pacific markets. G-CSF is a haematopoietic growth factor used for the treatment of the side-effects associated with chemotherapy.

This agreement is an amendment of a collaboration originally signed with Pliva in February 2005 involving G-CSF and Erythropoietin ('EPO'). Following the previously announced termination of the EPO part of the collaboration (see note 5 and 19), this agreement secures the continuing development of G-CSF and reflects the significant progress of the product through development. G-CSF continues to meet the product development milestones set by Mayne Pharma and Pliva.

The consolidated entity is committed to pay $6.0 million on signing the agreement with Pliva. Upon successful achievement of all milestones future capital commitments total $20.6 million.

Dividend declaration

Since the end of the financial year the directors have declared the following dividend:

	Amount per ordinary share	Franked amount per share	Amount per share of foreign source dividend	Record date for determining entitlements	Dividend payment date
Final ordinary	1.5c	1.5c	0.0c	20 September 2006	5 October 2006

The financial effect of these dividends has not been brought into account in the financial statements for the financial year ended 30 June 2006 and will be recognised in subsequent Financial reports.

38. Explanation of transition to AIFRS

These are the consolidated entity's and the Company's first consolidated annual financial statements prepared in accordance with AIFRS.

Except for the change in accounting policy (refer note 39), the accounting policies adopted by the consolidated entity have been applied in preparing the consolidated financial statements for the year ended 30 June 2006 and the comparative information for the year ended 30 June 2005 and the preparation of an opening AIFRS balance sheet at 1 July 2004 (the consolidated entity's and the Company's date of transition).

In preparing its opening AIFRS balance sheet and comparative information for the year ended 30 June 2005 the consolidated entity and the Company have adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP).

An explanation of how the transition from previous GAAP to AIFRS has affected the consolidated entity and the Company's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of equity

Consolidated	Note	Previous GAAP $'000	Effect of transition to AIFRS 1 July 2004 $'000	AIFRS $'000	Previous GAAP $'000	Effect of transition to AIFRS 30 June 2005 $'000	AIFRS $'000
Current assets							
Cash and cash equivalents		38,151	–	38,151	54,436	–	54,436
Trade and other receivables		140,176	–	140,176	172,356	–	172,356
Related party receivables		117,778	–	117,778	159,054	–	159,054
Prepayments		11,674	–	11,674	10,818	–	10,818
Inventories		176,831	–	176,831	180,570	–	180,570
Total current assets		484,610	–	484,610	577,234	–	577,234
Non-current assets							
Other receivables		3,723	–	3,723	2,460	–	2,460
Investments		4,728	–	4,728	4,273	–	4,273
Investments accounted for using the equity method		984	–	984	1,304	–	1,304
Deferred tax assets	(h)	28,025	8,380	36,405	31,563	5,598	37,161
Property, plant and equipment	(b), (g)	170,276	(4,235)	166,041	228,619	(5,550)	223,069
Product development	(g)	11,541	13,651	25,192	17,274	18,458	35,732
Goodwill	(a)	865,017	(119,744)	745,273	890,454	(65,743)	824,711
Identified intangible assets	(a), (g)	60,461	121,751	182,212	145,634	99,110	244,744
Total non-current assets		1,144,755	19,803	1,164,558	1,321,581	51,873	1,373,454
Total assets		1,629,365	19,803	1,649,168	1,898,815	51,873	1,950,688
Current liabilities							
Trade and other payables		86,317	–	86,317	108,522	–	108,522
Related party indebtedness		1,154,424	–	1,154,424	1,570,893	–	1,570,893
Interest-bearing liabilities		2,623	–	2,623	5,629	–	5,629
Employee benefits	(c)	9,883	449	10,332	13,180	405	13,585
Current tax liabilities		3,611	–	3,611	17,138	–	17,138
Provisions		14,161	–	14,161	30,595	–	30,595
Total current liabilities		1,271,019	449	1,271,468	1,745,957	405	1,746,362
Non-current liabilities							
Other payables		2,709	–	2,709	146	–	146
Interest-bearing liabilities		234,857	–	234,857	13,415	–	13,415
Deferred tax liabilities	(h)	10,067	13,227	23,294	2,779	13,089	15,868
Employee benefits		759	–	759	4,514	–	4,514
Provisions		–	–	–	35,365	–	35,365
Total non-current liabilities		248,392	13,227	261,619	56,219	13,089	69,308
Total liabilities		1,519,411	13,676	1,533,087	1,802,176	13,494	1,815,670
Net assets		109,954	6,127	116,081	96,639	38,379	135,018
Equity							
Equity attributable to equity holders of the parent							
Issued capital		–	–	–	–	–	–
Reserves	(b), (d)	(23,473)	23,473	–	(29,283)	22,832	(6,451)
Retained profits		133,427	(17,346)	116,081	125,922	15,547	141,469
Total equity		109,954	6,127	116,081	96,639	38,379	135,018

38. Explanation of transition to AIFRS (continued)

Reconciliation of equity (continued)

The Company	Note	Previous GAAP $'000	Effect of transition to AIFRS 1 July 2004 $'000	AIFRS $'000	Previous GAAP $'000	Effect of transition to AIFRS 30 June 2005 $'000	AIFRS $'000
Current assets							
Cash and cash equivalents		–	–	–	–	–	–
Trade and other receivables		309,860	–	309,860	354,020	–	354,020
Related party receivables		79,363	–	79,363	124,259	–	124,259
Prepayments		2,064	–	2,064	783	–	783
Inventories		106,498	–	106,498	93,897	–	93,897
Total current assets		497,785	–	497,785	572,959	–	572,959
Non-current assets							
Other receivables		–	–	–	3	–	3
Investments		341,188	–	341,188	336,191	–	336,191
Investments accounted for using the equity method		–	–	–	–	–	–
Deferred tax assets	(h)	6,623	(6,623)	–	13,163	(11,552)	1,611
Property, plant and equipment	(b), (g)	93,959	(4,233)	89,726	136,581	(5,455)	131,126
Product development	(g)	–	13,651	13,651	–	18,459	18,459
Goodwill	(a)	201,861	–	201,861	201,861	–	201,861
Identified intangible assets	(a), (g)	2,259	4,233	6,492	3,050	4,788	7,838
Total non-current assets		645,890	7,028	652,918	690,849	6,240	697,089
Total assets		1,143,675	7,028	1,150,703	1,263,808	6,240	1,270,048
Current liabilities							
Trade and other payables		63,642	–	63,642	77,476	–	77,476
Related party indebtedness		915,766	–	915,766	988,105	–	988,105
Interest-bearing liabilities		152,818	–	152,818	167,297	–	167,297
Employee benefits		1,625	–	1,625	5,649	–	5,649
Current tax liabilities		5,340	–	5,340	10,651	–	10,651
Provisions		3,172	–	3,172	1,535	–	1,535
Total current liabilities		1,142,363	–	1,142,363	1,250,713	–	1,250,713
Non-current liabilities							
Other payables		–	–	–	–	–	–
Interest-bearing liabilities		–	–	–	–	–	–
Deferred tax liabilities	(h)	6,774	(2,518)	4,256	5,494	(5,494)	–
Employee benefits		759	–	759	4,514	–	4,514
Provisions		–	–	–	–	–	–
Total non-current liabilities		7,533	(2,518)	5,015	10,008	(5,494)	4,514
Total liabilities		1,149,896	(2,518)	1,147,378	1,260,721	(5,494)	1,255,227
Net assets		(6,221)	9,546	3,325	3,087	11,734	14,821
Equity							
Mayne Pharma Limited							
Contributed equity		–	–	–	–	–	–
Reserves	(b), (d)	891	(891)	–	(2,190)	(1,557)	(3,747)
Retained profits		(7,112)	10,437	3,325	5,277	13,291	18,568
Total equity		(6,221)	9,546	3,325	3,087	11,734	14,821

Notes to the reconciliation of equity
The deferred tax impact of the adjustments described below are set out in note (h).

(a) AASB 3 'Business Combinations' ('AASB 3')
The consolidated entity has applied AASB 3 to all business combinations that have occurred since 1 July 2004 (the date of transition to AIFRS). In addition, the consolidated entity has elected to apply AIFRS retrospectively to all business combinations that occurred between 1 October 2003 and the date of transition. Accordingly, the consolidated entity has revisited the acquisition accounting of certain business combinations under AIFRS resulting in the revised measurement of certain acquired assets.

In making the election to apply AASB 3 from 1 October 2003 the consolidated entity has revisited the following business combinations under AIFRS, that occurred prior to transition date:

- purchase of the worldwide generic injectable paclitaxel business and related assets and infrastructure from NaPro Biotherapeutics, Inc ('NaPro') and Abbott Laboratories ('Abbott');
- purchase of a suite of injectable multivitamin products and related assets and infrastructure that were marketed in the USA by aaiPharma Inc; and
- purchase of the shares and the injectable pharmaceutical manufacturing business of Wasserburger Arzneimittelwerk Dr Madaus GmbH ('Wasserburger).

In addition, the consolidated entity has revisited those acquisitions made prior to 30 June 2005 but subsequent to transition date. These include:

- purchase of the operations of the generic pharmaceutical business of Laboratorios Farmacéuticos ROVI SA specialising in sales and distribution to the hospital segment;
- purchase of the shares in Intra-Tech Healthcare Limited a manufacturer and distributor of aseptically prepared pre-filled syringes and infusion bags;
- purchase of the shares and the specialist oncology product business of Onkoworks Gesellschaft fuer Herstellung und Vertrieb onkologischer Spezialpraeparate GmbH; and
- purchase of the shares in PHT Pharma Srl, which is a generic pharmaceutical business that specialises in the hospital segment.

Under AIFRS goodwill acquired in a business combination will not be amortised, but instead will be subject to annual impairment testing, or testing upon the occurrence of triggers that indicate potential impairment.

In applying AASB 3 to those business combinations that occurred prior to transition date, additional intangible assets have been identified and the consolidated entity reduced goodwill by $119.7 million and increased intangible assets by $117.5 million on 1 July 2004. The net difference of $2.2 million, being a credit to retained earnings, comprises a reversal in goodwill amortisation of $5.6 million, an increase in intangibles amortisation of $6.2 million and the derecognition of costs capitalised into goodwill of $1.6 million. The amortisation charge recognised in the income statement relating to the additional intangible assets recognised on transition to AIFRS is $12.2 million for the year vto 30 June 2005.

There was no impact on the Company in applying AASB 3 to the above mentioned business combinations.

The effect on the consolidated entity of applying AASB 3 for the year to 30 June 2005 reduced goodwill by $2.9 million (the Company: nil) relating to the derecognition of costs capitalised into goodwill with the corresponding amount being charged to other expenses in the income statement.

The requirement to cease all goodwill amortisation from transition date had the effect of reducing the amortisation expense in the income statement by $45.7 million (the Company: nil) for the year to 30 June 2005.

(b) AASB 116: 'Property, Plant and Equipment' ('AASB 116')
Under previous GAAP the accounting policy of the consolidated entity was to independently revalue land and buildings every three years to their fair values with these values reassessed in the intervening periods as to their appropriateness. Under AIFRS, the consolidated entity has elected to apply the cost basis of recording property, plant and equipment thereby deeming the carrying value of property, plant and equipment to be the cost value from the date of transition.

In making the above election on transition to AIFRS, the asset revaluation reserve was derecognised as it is no longer a valid reserve in electing the cost model of valuation. On the date of transition to AIFRS the asset revaluation reserve of the consolidated entity under previous GAAP was nil, therefore no transitional adjustment was required. At 30 June 2005 the asset revaluation reserve under previous GAAP was $0.7 million (the Company: $0.7 million). This revaluation was reversed resulting in a reduction in the value of property, plant and equipment and removal of the asset revaluation reserve.

38. Explanation of transition to AIFRS (continued)

Notes to the reconciliation of equity (continued)

(c) AASB 119: 'Employee Benefits' ('AASB 119')
Under previous GAAP the policy of the consolidated entity was to ensure that sufficient contributions were made to the defined benefit superannuation plans, operated in the United States and Germany, to ensure that there was no actuarial shortfall (based on the most recent plan calculation of the 'accumulated benefit obligation') in the individual plans. These contributions were expensed in accordance with actuarial assessments and the rules of the respective fund.

Under AIFRS, AASB 119 requires the net surplus or deficit of defined benefit funds, at transition date, to be recognised in the statement of financial position with a corresponding entry to retained profits. The transitional adjustment is based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119. The consolidated entity recognised a defined benefit liability of $0.5 million (the Company: nil) on transition to AIFRS.

Revised AASB 119 permits a number of options for the recognition of actuarial gains or losses on an ongoing basis. The consolidated entity has elected to early adopt revised AASB 119 and has elected to recognise all actuarial gains or losses directly in equity with the other components of defined benefit costs being recognised in the income statement.

(d) AASB 121: 'The Effects of Changes in Foreign Exchange Rates' '(AASB 121')
On the date of transition to AIFRS, the consolidated entity took advantage of an exemption in AASB 1 that permits the resetting of the Foreign Currency Translation Reserve ('FCTR') to nil. This election resulted in a credit adjustment against the FCTR of $23.5 million (the Company: $0.9 million) with a corresponding adjustment being made to retained earnings.

Subsequent to transition to AIFRS exchange rate differences relating to the translation of foreign operations, including the impact on the AIFRS transition adjustments, will continue to be recognised as a separate component of equity in the FCTR. The exchange differences are then released through the income statement when the foreign operation is disposed of. Therefore, the gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to AIFRS.

(e) AASB 132: 'Financial Instruments: Disclosure and Presentation' ('AASB 132') and AASB 139: 'Financial Instruments: Recognition and Measurement' ('AASB 139')
Under AASB 132/139, the consolidated entity's accounting policy has changed to recognise in the balance sheet all derivatives and some financial assets and financial liabilities at fair market value. Those financial assets and financial liabilities not at fair value are carried at cost or amortised cost.

AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations in the balance sheet. The gains and losses on hedging instruments that arise from the use of fair value hedges are recognised in the income statement. The gains and losses on hedging instruments that arise from the use of cash flow hedges, to the extent they are effective, are deferred to equity until the hedged item is recognised. Gains and losses on hedging instruments used in hedges of net investments in foreign operations are recognised in the foreign currency translation reserve in equity. Hedge accounting can only be utilised where effectiveness tests are met on both prospective and retrospective bases. This change in accounting treatment may significantly increase volatility in the statement of financial performance where hedge accounting is identified as ineffective.

In addition, AASB 139 requires that all embedded derivatives that exist within contracts, to which the consolidated entity is a party, must be recognised on balance sheet. The consolidated entity and the Company have reviewed all applicable contracts and has determined that there are no embedded derivatives that require separate measurement and reporting.

The consolidated entity and the Company are required to comply with AASB 132/139 from 1 July 2004 however an exemption is available under AASB 1 such that comparative information does not need to be restated under these standards. The consolidated entity and the Company have elected to take advantage of this exemption therefore there are no adjustments in relation to these standards for 1 July 2004 or the financial year ending 30 June 2005 as previous GAAP continues to apply for these periods.

Refer note 39 regarding the impact of this change in accounting policy for the year ended 30 June 2006 and on the comparative reporting period on adoption of AASB 132/139 from 1 July 2005.

(f) AASB 136 'Impairment of Assets' ('AASB 136')
On adoption of AASB 136 tangible non-current assets and intangible assets with finite useful lives must be tested for impairment, initially on the date of transition to AIFRS, being 1 July 2004, and thereafter if there is an indicator of potential impairment. Goodwill, intangible assets and assets not yet available for use with indefinite useful lives must also be tested for impairment, initially at transition date, and thereafter on an annual basis.

Under AASB 136 impairment of these assets are assessed by comparing the carrying value of the assets to the discounted net cash flows generated by either the individual assets or the applicable 'cash generating unit' to which the assets being tested belong.

At transition date no impairment of any tangible non-current asset or intangible asset was identified for the consolidated entity or the Company.

For the year ended 30 June 2005 no impairment of any tangible non-current asset or intangible asset has been identified for the consolidated entity or the Company.

(g) AASB 138: 'Intangible Assets' ('AASB 138')

Under previous GAAP the consolidated entity's policy on research and development activities was to recognise all costs incurred as an expense in the income statement. Under AIFRS AASB 138 prohibits the recognition of internally generated intangible assets except for certain items of development expenditure that must be capitalised.

On transition to AIFRS, the consolidated entity recognised an intangible asset, relating to development activities of $13.7 million (the Company: $13.7 million). For the year to 30 June 2005 there was a reduction in other expenses of $5.8 million (the Company: $5.8 million) relating to development expenditure capitalised and an increase to amortisation expense of $1.0 million (the Company: $1.0 million) relating to the amortisation of capitalised development costs, resulting in a net increase in net profit before tax of $4.8 million (the Company: $4.8 million) for the year to 30 June 2005.

The general principles under AASB 1 require, on transition to AIFRS, that the recognition and classification of all assets and liabilities be assessed in terms of AIFRS. The consolidated entity has reviewed all intangibles recognised under previous GAAP and computer software assets developed for internal use to confirm that the criteria of AASB 138 for recognition have been met. On transition to AIFRS, computer software assets of $4.2 million (the Company: $4.2 million) were reclassified from other non-current assets to intangible assets. During the twelve months to 30 June 2005 computer software assets totalling $0.6 million (the Company: $0.6 million) were capitalised and have been reclassified from property, plant and equipment to other intangible assets.

(h) AASB 112: 'Income Taxes' ('AASB 112')

With the introduction of AIFRS a 'balance sheet' approach to accounting for taxation has been adopted, replacing the previous GAAPs 'income statement' approach. The balance sheet approach recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

Under previous GAAP to recognise a deferred tax asset the 'virtually certain' or 'beyond reasonable doubt' test of realising the benefit must be met. Under AIFRS, the threshold for asset recognition is the 'probable' test.

The identified net tax adjustments to deferred tax assets and liabilities that arise on transition to AIFRS standards, comprise the following:

	CONSOLIDATED		THE COMPANY	
	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
Property, plant and equipment	1,245	1,216	1,245	512
Product development costs	4,095	5,538	4,095	5,538
Employee benefits	(122)	(135)	–	–
Adoption of AASB 3	499	451	–	–
Adoption of balance sheet approach	(870)	421	(1,235)	8
Net increase/(decrease) in net deferred tax liability/(asset)	4,847	7,491	4,105	6,058

The effect on the income statement for the year to 30 June 2005 increased the tax charge by $2.4 million (the Company: $2.0 million).

The effect of the above adjustments on retained earnings is as follows:

		CONSOLIDATED		THE COMPANY	
	Note	1 July 2004 $'000	30 June 2005 $'000	1 July 2004 $'000	30 June 2005 $'000
Goodwill	(a)	(119,744)	(65,743)	–	–
Other intangibles	(a), (g)	121,751	99,110	4,233	4,788
Property, plant and equipment	(b), (g)	(4,235)	(5,550)	(4,233)	(5,455)
Product development costs	(g)	13,651	18,458	13,651	18,459
Employee benefits	(c)	(449)	(405)	–	–
Reclassification of foreign currency translation reserve	(d)	(23,473)	(23,498)	891	891
Asset revaluation reserve	(b)	–	666	–	666
Deferred tax	(h)	(4,847)	(7,491)	(4,105)	(6,058)
Total adjustment to retained earnings		(17,346)	15,547	10,437	13,291
Attributable to:					
Equity holders of the parent		(17,346)	15,547	10,437	13,291
		(17,346)	15,547	10,437	13,291

38. Explanation of transition to AIFRS (continued)

Reconciliation of profit for the year ended 30 June 2005

		CONSOLIDATED			THE COMPANY		
	Note	Previous GAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000	Previous GAAP $'000	Effect of transition to AIFRS $'000	AIFRS $'000
Sales revenue		644,735	–	644,735	411,189	–	411,189
Cost of sales		(368,973)	–	(368,973)	(292,656)	–	(292,656)
Gross profit		275,762	–	275,762	118,533	–	118,533
Other income		6,725	–	6,725	4,642	–	4,642
Distribution expenses		(20,085)	–	(20,085)	(2,940)	–	(2,940)
Selling and marketing expenses		(72,647)	–	(72,647)	(17,482)	–	(17,482)
Administrative expenses		(50,759)	–	(50,759)	(15,949)	–	(15,949)
Product development expenditure	(g)	(44,079)	5,788	(38,291)	(29,733)	4,807	(24,926)
Amortisation of operating rights and licences	(a), (g)	(8,859)	(13,136)	(21,995)	(53)	–	(53)
Other expenses	(a)	(57,007)	42,724	(14,283)	(18,103)	–	(18,103)
Results from operating activities		29,051	35,376	64,427	38,915	4,807	43,722
Financial income		2,039	–	2,039	9,794	–	9,794
Financial expense		(17,391)	–	(17,391)	(14,356)	–	(14,356)
Net financing costs		(15,352)	–	(15,352)	(4,562)	–	(4,562)
Share of net profits of investments accounted for using the equity method		320	–	320	–	–	–
Profit/(loss) before tax		14,019	35,376	49,395	34,353	4,807	39,160
Income tax expense	(h)	(7,663)	(2,413)	(10,076)	(10,226)	(1,953)	(12,179)
Profit after tax but before profit and loss of discontinued operations and loss on sale of discontinued operation		6,356	32,963	39,319	24,127	2,854	26,981
Loss of discontinued operation and loss on sale of discontinued operation, net of tax	(d)	(13,861)	(70)	(13,931)	(11,738)	–	(11,738)
Profit/(loss) attributable to members of Mayne Pharma Limited		(7,505)	32,893	25,388	12,389	2,854	15,243

Explanation of material adjustments to the cash flow statement

Development costs of $5.8 million (the Company: $5.8 million) for the year to 30 June 2005 were classified in operating cash flows under previous GAAP in the cash flow statement. Under AIFRS development costs that are capitalised in accordance with AASB 138 (see note 1(r)) are classified as investing cash flows.

There are no other material differences between the cash flow statement presented under AIFRS and the cash flow statement presented under previous GAAP.

39. Change in accounting policy

In the current financial period the consolidated entity adopted AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement', from 1 July 2005. This change in accounting policy has been adopted in accordance with the transition rules contained in AASB 1 'First-time Adoption of Australia Equivalent to International Financial Reporting Standards', which does not require the restatement of comparative information for financial instruments within the scope of AASB 132 and AASB 139.

The adoption in AASB 139 has resulted in the consolidated entity recognising available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value. This change has been accounted for by adjusting the opening balance of equity (retained earnings, hedge reserve and fair value reserve) at 1 July 2005.

The impact on the balance sheet in the comparative period is set out below as an adjustment to the opening balance sheet at 1 July 2005.

		CONSOLIDATED			THE COMPANY		
	Note	Previous GAAP	Effect of change in accounting policy $'000	AIFRS	Previous GAAP	Effect of change in accounting policy $'000	AIFRS
Equity securities available-for-sale	(a)	4,273	(3,067)	1,206	–	–	–
Fair value internal derivatives	(b)	–	–	–	–	–	–
Fair value derivative liabilities	(b)	–	–	–	–	–	–
Cash flow hedge reserve	(b)	–	–	–	–	–	–
Unrealised gain reserve	(a)	–	(3,112)	(3,112)	–	–	–
Foreign currency translation reserve	(a)	–	(45)	(45)	–	–	–

Notes to the reconciliation of financial instruments as if AASB 132/139 was applied at 1 July 2005

(a) Available-for-sale financial assets
Under previous GAAP available-for-sale equity securities were recognised at cost. In accordance with AIFRS these are recognised at fair value with any movements in fair value recorded within equity. Upon sale of an available-for-sale financial asset amounts previously recognised in equity will be 'recycled' through the income statement. Any impairment in the carrying value of available-for-sale securities will be recognised in current period income.

The effect on the consolidated entity is to decrease equity securities available-for-sale by $3.1 million (the Company: nil) and decrease the fair value reserve by $3.1 million (the Company: nil) at 1 July 2005.

(b) Derivatives
Under the previous GAAP, and the consolidated entity's accounting policy, not all derivatives were recognised on balance sheet. On adoption of AASB 139 all derivatives will be recognised on balance sheet. At 1 July 2005 there is no effect on the consolidated entity or on the Company on adoption of this new accounting policy.

(c) Loans and receivable
Under AIFRS loans and receivables are required to be carried at amortised cost. There is no effect on the consolidated entity or on the Company at 1 July 2005 on adoption of this new accounting policy.

Director's declaration

1. In the opinion of the Directors of Mayne Pharma Limited (formerly Mayne Pharma Pty Limited) ('the Company') :

   (a) the financial statements and notes set out on pages 1 to 73 and the remuneration disclosures that are contained in sections 1 to 9 of the Remuneration report in the Directors' report, are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the financial position of the Company and the consolidated entity as at 30 June 2006 and of their performance, as represented by the results of their operations and their cash flows for the year ended on that date; and

      (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   (b) The remuneration disclosures that are contained in sections 1 to 5 and 8 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 'Related Party Disclosures'.

   (c) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. The directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2006.

Signed in accordance with a resolution of the Directors:



Peter John Willcox
Chairman



Thierry Jean Alphonse Soursac
Chief Executive Officer and Managing Director

Melbourne
20 September 2006

Independent audit report

To the members of Mayne Pharma Limited (formerly Mayne Pharma Pty Limited)

Scope

The Financial report and directors' responsibilities

The Financial report comprises the income statements, statements of recognised income and expense, balance sheets, statements of cash flows, accompanying notes 1 to 39 to the financial statements and the directors' declaration for both Mayne Pharma Limited (the 'Company') and Mayne Pharma Limited and its controlled entities (the 'consolidated entity'), for the year ended 30 June 2006. The consolidated entity comprises both the Company and the entities it controlled during that financial year.

As permitted by the Corporations Regulations 2001, the Company has disclosed information about the remuneration of directors and executives ('remuneration disclosures'), required by Australian Accounting Standard 124 'Related Party Disclosures', under the heading 'Remuneration report' in sections 1 to 5 and 8 of the Directors' report and not in the Financial report. The Remuneration report also contains information in sections 6, 7 and 9 not required by Australian Accounting Standards AASB 124 which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the Financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Financial report. The directors are also responsible for preparing the relevant reconciling information regarding the adjustments required under the Australian Accounting Standards AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards'. The directors are also responsible for the remuneration disclosures contained in the Directors' report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Financial report is free of material misstatement and the remuneration disclosures comply with Australian Accounting Standard AASB 124. The nature of an audit is influenced by factors such as the sue of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee than all material misstatements have been detected.

We performed procedures to assess whether in all material responses the Financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements of Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, of their performance as represented by the result of their operations and cash flows and whether the remuneration disclosures comply with Australian Accounting Standard AASB 124.

We formed our audit opinion on the basis of these procedures which included:

- examining on a test basis, information to provide evidence supporting the amounts and disclosures in the Financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

1. In our opinion, the Financial report of Mayne Pharma Limited is in accordance with:

   (a) the Corporations Act 2001, including:

   (i) giving a true and fair value of the Company's and consolidated entity's financial position at 30 June 2006 and of their performance for the financial year ended on the date; and

   (ii) complying with Australian Accounting Standards and the Corporations Regulations 2001; and

   (b) other mandatory financial reporting requirements in Australia.

2. The remuneration disclosures that are contained in sections 1 to 5 and 8 of the Remuneration report in the Directors' report comply with Australian Accounting Standard AASB 124 'Related Party Disclosures'.

KPMG

KPMG

Paul McDonald
Partner

Melbourne
20 September 2006

ASX Additional Information

Additional information required by the Australian Stock Exchange Listing Rules and not disclosed elsewhere in this report is set out below

Shareholdings (as at 8 September 2006)

Substantial shareholders

The Company is not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following companies have notified the Company that they have a relevant interest in more than 5% of any class of the Company's voting securities. The current issued capital of Mayne Pharma Limited as at 8 September 2006 is 640,655,416.

Shareholder	Latest reported shareholding	% of issued capital
Maple-Brown Abbott Limited	66,348,612	10.36%
Westpac Banking Corporation	60,949,883	9.51%
National Australia Bank Limited Group	53,188,183	8.30%
Challenger Financial Services Group Limited	34,219,662	5.34%
Lazard Asset Management Pacific Co	33,622,493	5.25%

Distribution of equity security holders

Holding category	Number of holders of fully paid ordinary shares	Number of shares
1–1,000[1]	32,640	12,221,623
1,001–5,000	24,009	55,202,320
5,001–10,000	3,932	28,067,152
10,001–100,000	2,089	43,878,871
100,001 and over	115	501,285,450
Total	62,785	640,655,416

[1] There are 14,784 shareholders holding less than a marketable parcel at 8 September 2006.

Twenty Largest Shareholders[2]

Shareholder	Number of shares	Percent of shares on issue
Westpac Custodian Nominees Ltd	153,506,380	23.96%
National Nominees Limited	76,596,524	11.96%
JP Morgan Nominees Australia Limited	67,303,139	10.51%
Citicorp Nominees Pty Limited	44,269,277	6.91%
Cogent Nominees Pty Limited	24,453,236	3.82%
ANZ Nominees Limited	22,423,146	3.50%
Westpac Financial Services Ltd	20,418,196	3.19%
UBS Nominees Pty Ltd	14,792,330	2.31%
RBC Dexia Investor Services	14,227,240	2.22%
HSBC Custody Nominees	9,890,496	1.54%
AMP Life Limited	9,415,181	1.47%
Victorian Workcover Authority	3,938,164	0.61%
Westpac Life Insurance	3,240,084	0.51%
Queensland Investment Corporation	3,132,497	0.49%
Transport Accident Commission	2,636,415	0.41%
Australian Foundation Investment	2,100,000	0.33%
Australian Reward Investment Alliance	1,967,154	0.31%
Macquarie Equities Asia Limited	1,517,320	0.24%
The University of Melbourne	1,513,695	0.24%

[2] This table identifies the registered shareholders who may not beneficially own the shares.

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